AQUARIUS PLATINUM LIMITED

8 November 2006

06018479

Securities and E…
Division of Corp…
Office of Internati…
450 Fifth Street, N…
Washington, D.C. …

Re: Aquarius Platinum Limited - File # 82-5097

Dear Ladies and Gentlemen,

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Aquarius Platinum Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") the Australian Securities and Investments Commission (the "ASIC") the London Stock Exchange ("LSE"), the JSE Securities Exchanges ("JSE") or the Registrar of Companies of Bermuda since 4 May 2001.

E-Lodge	21 November 2005	ASX, LSE, JSE	Announcement	Marikana Pool & Share Agreement Regulatory Approvals
E-Lodge	24 November 2005	ASX, LSE, JSE	Announcement	AEGON UK Notification of Interest
E-Lodge	30 November 2005	ASX, LSE, JSE	Announcement	First Concentrate Produced & Shipped From the Everest Platinum Mine
E-Lodge	1 December 2005	ASX, LSE, JSE	Announcement	Results - Annual General Meeting
E-Lodge	7 December 2005	ASX, LSE, JSE	Announcement	AEGON UK Notification of Interest
E-Lodge	15 December 2005	ASX, LSE, JSE	Announcement	Anglo & Aquarius Joint Announcement
E-Lodge	19 December 2005	ASX, LSE, JSE	Announcement	Marikana Mine Update
E-Lodge	3 January 2006	ASX, LSE, JSE	Announcement	Appendix 3B - 20,000
E-Lodge	16 January 2006	ASX, LSE, JSE	Announcement	Appendix 3B - 50,000
E-Lodge	17 January 2006	ASX, LSE, JSE	Announcement	Resignation of Director-Catherine Markus
E-Lodge	27 January 2006	ASX, LSE, JSE	Announcement	Quarterly Report 31 December 2005
E-Lodge	1 February 2006	ASX, LSE, JSE	Announcement	Inclusion in the FTSE 250 Index
E-Lodge	10 February 2006	ASX, LSE, JSE	Announcement	Appendix 4D Half Year Report to 31 December 2005
E-Lodge	10 February 2006	ASX, LSE, JSE	Announcement	First Half Results to 31 December 2005
E-Lodge	20 February 2006	ASX, LSE, JSE	Announcement	Appendix 3Y Change of Director's Interest Notice - Stuart Murray
E-Lodge	20 February 2006	ASX, LSE, JSE	Announcement	Appendix 3B - 625,000
E-Lodge	21 February 2006	ASX, LSE, JSE	Announcement	Appendix 3Y - Change of Director's Interest Notice - Nicholas Sibley
E-Lodge	24 February 2006	ASX, LSE, JSE	Announcement	AEGON UK Notification of Interest
E-Lodge	27 February 2006	ASX, LSE, JSE	Announcement	Appendix 3B - 250,000
E-Lodge	7 March 2006	ASX, LSE, JSE	Announcement	Appendix 3B - 80,000
E-Lodge	20 April 2006	ASX, LSE, JSE	Announcement	AEGON UK Notification of Interest
E-Lodge	26 April 2006	ASX, LSE, JSE	Announcement	Quarterly Report 31 March 2006
E-Lodge	2 May 2006	ASX, LSE, JSE	Announcement	AEGON UK Notification of Interest
E-Lodge	10 May 2006	ASX, LSE, JSE	Announcement	Appendix 3B - 246,666

(incorporated in Bermuda – Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON
PO BOX HM666, HAMILTON HMCX, BERMUDA
EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com

11/15

E-Lodge	12 May 2006	ASX, LSE, JSE	Announcement	Appendix 3Y – Change of Director's Interest Notice – Stuart Murray
E-Lodge	15 May 2006	ASX, LSE, JSE	Announcement	Appendix 3Y – Change of Director's Interest Notice – Nicholas Sibley
E-Lodge	16 May 2006	ASX, LSE, JSE	Announcement	Appendix 3Y – Change of Director's Interest Notice – Patrick Quirk
E-Lodge	18 May 2006	ASX, LSE, JSE	Announcement	Appendix 3B – 170,000
E-Lodge	18 May 2006	ASX, LSE, JSE	Announcement	Appendix 3Y – Change of Director's Interest Notice – GE Haslam
E-Lodge	29 May 2006	ASX, LSE, JSE	Announcement	Appendix 3B – 15,000
E-Lodge	6 June 2006	ASX, LSE, JSE	Announcement	Appendix 3B - 80,036
E-Lodge	29 June 2006	ASX, LSE, JSE	Announcement	Appendix 3B – 26,667
E-Lodge	14 July 2006	ASX, LSE, JSE	Announcement	Appendix 3B – 106,666
E-Lodge	26 July 2006	ASX, LSE, JSE	Announcement	Change of Broker
E-Lodge	27 July 2006	ASX, LSE, JSE	Announcement	Quarterly Report 30 June 2005
E-Lodge	10 August 2006	ASX, LSE, JSE	Announcement	Appendix 4E Preliminary Final Report 12 Months Ended 30 June 2006
E-Lodge	10 August 2006	ASX, LSE, JSE	Announcement	Full Year Results 30 June 2006
E-Lodge	14 August 2006	ASX, LSE, JSE	Announcement	Appendix 3X – Appointment of Director – Timothy Freshwater
E-Lodge	18 August 2006	ASX, LSE, JSE	Announcement	Appendix 3Y- Change of Director's Interest Notice – Nicholas Sibley
E-Lodge	24 August 2006	ASX, LSE, JSE	Announcement	Appendix 3B – 35,000
E-Lodge	21 September 2006	ASX, LSE, JSE	Announcement	Appendix 3B – 6,667
E-Lodge	29 September 2006	ASX, LSE, JSE	Announcement	Full Year Accounts to 30 June 2006
E-Lodge	10 October 2006	ASX, LSE, JSE	Announcement	AEGON UK Notification of Interest
E-Lodge	23 October 2006	ASX, LSE, JSE	Announcement	Agreement with Bakgaga Mining
E-Lodge	24 October 2006	ASX, LSE, JSE	Announcement	New Order Mining Rights for Kroondal, Marikana and Everest
E-Lodge	26 October 2006	ASX, LSE, JSE	Announcement	Quarterly Report 30 September 2006
E-Lodge	30 October 2006	ASX, LSE, JSE	Announcement	Notice of AGM
E-Lodge	30 October 2006	ASX, LSE, JSE	Announcement	Annual Report
E-Lodge	7 November 2006	ASX, LSE, JSE	Announcement	AQP purchases 3.5% of South African subsidiary from SavCon
E-Lodge	7 November 2006	ASX, LSE, JSE	Announcement	Appointment of Alternate Director

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at +618 9367 5211.

Very truly yours
AQUARIUS PLATINUM LIMITED

NICK BIAS
INVESTOR RELATIONS

AQUARIUS
PLATINUM LIMITED

21 November 2005

MARIKANA POOL & SHARE AGREEMENT REGULATORY APPROVALS

Aquarius Platinum Limited ("Aquarius") is pleased to announce the finalisation of regulatory approvals for the Marikana Pool & Share Agreement (P&SA2) which was announced on 13th July 2005.

This second pool and share agreement with Anglo Platinum Limited will increase annual production at Marikana to 250,000 PGM ounces (Aquarius attributable 50%), and extend mine life by 10 years.

As a result of the regulatory approvals now in place, notably, the unconditional approval of the South African Competition Commission Tribunal, the South African Department of Minerals and Energy and the South African Revenue Services, the P&SA2 will now go to relevant company Boards of Directors for final approval. Implementation of the P&SA2 is anticipated within weeks.

For further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 8 9367 5211

In United Kingdom:
Nick Bias
BuckBias Ltd
+ 44 7887 920 530

Alex Buck
Buck Bias Ltd
+44 7932 740 452

In South Africa:
Stuart Murray
Aquarius Platinum (South Africa) (Pty) Ltd
+27 11 455 2050

Charmane Russell
Russell & Associates
+27 11 880 3924

or visit: **www.aquariusplatinum.com**

AQUARIUS
PLATINUM LIMITED

24 November 2005

Aquarius Platinum Limited
("Aquarius" or the "Company")

Notification of interest

The Company received notice on 22 November 2005 that following the recent purchase of 614,317 ordinary shares of US$0.15 each in the issued share capital of the Company ("Shares"), the AEGON UK plc group of companies has a notifiable interest in 2,512,922 Shares, representing 3.03 per cent of the issued share capital of the Company. The shares are held in the name of Chase Nominees Limited.

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 8 9367 5211

In United Kingdom:
Nick Bias
buckbias Ltd
+ 44 7887 920 530

Alex Buck
buckbias Ltd
+44 7932 740 452

In South Africa:
Stuart Murray
Aquarius Platinum (South Africa) (Pty) Ltd
+27 11 455 2050

Charmane Russell
Russell & Associates
+27 11 880 3924

or visit: **www.aquariusplatinum.com**

AQUARIUS
PLATINUM LIMITED

30 November 2005

FIRST CONCENTRATE PRODUCED AND SHIPPED FROM THE EVEREST PLATINUM MINE

Aquarius Platinum Limited ("Aquarius") is pleased to announce the first shipment of concentrate from the Everest Platinum Mine ("Everest Mine") yesterday (Tuesday 29 November 2005), one month ahead of the ambitious project schedule.

The Everest Mine is located near the town of Lydenburg on the Eastern Limb of South Africa's renowned Bushveld Complex. Construction commenced in November 2004, with the receipt of funds from Aquarius' landmark Black Economic Empowerment transaction with the Savannah Consortium.

With the first concentrate now shipped, the Everest Mine is on track to ramp up to full production of 225,000 PGM ounces on an annual basis by end of 2006. Already, a 450,000 ton reef stockpile has been generated at the mine to assist the start-up whilst production from both opencast and underground operations ramps up.

Commenting, Stuart Murray, CEO of Aquarius Platinum said *"First production at the Everest Mine is a significant milestone. For Aquarius it provides both new growth ounces and diversifies risk as our portfolio now grows to five operations. For South Africa, the Everest Mine is the first platinum mine to be constructed with funds from a Black Economic Empowerment transaction and therefore truly is the platinum mine that empowerment built."*

For further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 8 9367 5211

In United Kingdom:
Nick Bias
BuckBias Ltd
+ 44 7887 920 530

Alex Buck
Buck Bias Ltd
+44 7932 740 452

In South Africa:
Stuart Murray
Aquarius Platinum (South Africa) (Pty) Ltd
+27 11 455 2050

Charmane Russell
Russell & Associates
+27 11 880 3924

or visit: **www.aquariusplatinum.com**

AQUARIUS
PLATINUM LIMITED

1 December 2005

RESULTS – ANNUAL GENERAL MEETING

We advise the following ordinary resolutions placed before shareholders at the Annual General Meeting of Aquarius Platinum Limited on 30 November 2005 were approved as follows:

1. Resolution 1 – Re-election of Mr Nicholas Sibley

To consider and, if thought fit, to pass, the following resolution:

"That Mr Nicholas Sibley, who retires by rotation in accordance with the Company's Bye-Laws and being eligible, offers himself for re-election, be re-elected as a Director."

In Favour: 38,297,256	*Against: 5,182,827*	*Abstain: 139,098*

2. Resolution 2 – Re-election of Mr David Dix

To consider and, if thought fit, to pass, the following resolution:

"That Mr David Dix, who retires by rotation in accordance with the Company's Bye-Laws and being eligible, offers himself for re-election, be re-elected as a Director."

In Favour: 40,373,697	*Against: 924,083*	*Abstain: 2,321,401*

3. Resolution 3 – Re-election of Sir William Purves

To consider and, if thought fit, to pass, the following resolution:

"That Sir William Purves, who retires by rotation in accordance with the Company's Bye-Laws and being eligible, offers herself for re-election, be re-elected as a Director."

In Favour: 41,297,780	*Against: 0*	*Abstain: 2,321,401*

4. Resolution 4 – Re-election of Mr Zwelakhe Sisulu

To consider, and if thought fit, to pass, the following resolution:

"That Mr Zwelakhe Sisulu, who was appointed a director of the Company to fill a casual vacancy on 4 February 2005, retires in accordance with the ASX Listing Rules and being eligible, offers himself for re-election, be re-elected as a Director."

In Favour: 41,297,780	*Against: 0*	*Abstain: 2,321,401*

AQUARIUS
PLATINUM LIMITED

5. **Resolution 5 - Re-appointment of Auditor**

To consider and, if thought fit, to pass, with or without amendment, the following resolution:

"That, Messrs Ernst & Young of Perth, Western Australia, be and are hereby appointed as Auditors of the Company until the conclusion of the next annual general meeting at a fee to be agreed by the Directors."

In Favour: 40,541,432	*Against: 110,000*	*Abstain: 2,967,749*

6. **Resolution 6 - Directors' Fees**

To consider and, if thought fit, to pass, with or without amendment, the following resolution:

"That, for the purposes of Bye-Law 22.1, ASX Listing Rule 10.17 and for all other purposes, the maximum fees payable to the non-executive directors of the Company be US$850,000 per annum, to be divided amongst the non-executive directors in such proportions and in such manner as they may agree and, in default of agreement, in equal shares."

In Favour: 39,823,101	*Against: 1,903,413*	*Abstain: 1,892,667*

For further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 8 9367 5211

In United Kingdom:
Nick Bias
BuckBias Ltd
+ 44 7887 920 530

Alex Buck
Buck Bias Ltd
+44 7932 740 452

In South Africa:
Stuart Murray
Aquarius Platinum (South Africa) (Pty) Ltd
+27 11 455 2050

Charmane Russell
Russell & Associates
+27 11 880 3924

or visit: **www.aquariusplatinum.com**

AQUARIUS PLATINUM LIMITED

7 December 2005

Aquarius Platinum Limited
("Aquarius" or the "Company")

Disclosure of Interest in Shares

The Company received notice on 7 December 2005 that AEGON UK plc group ceased being a substantial shareholder in the Company having disposed of 83,145 common shares in the Company ("Shares"). The AEGON UK plc group of companies now holds 2,429,777 Shares in the Company, representing 2.93% of the issued share capital of the Company, which is no longer a notifiable interest.

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 8 9367 5211

In United Kingdom:
Nick Bias
buckbias Ltd
+ 44 7887 920 530

Alex Buck
buckbias Ltd
+44 7932 740 452

In South Africa:
Stuart Murray
Aquarius Platinum (South Africa) (Pty) Ltd
+27 11 455 2050

Charmane Russell
Russell & Associates
+27 11 880 3924

or visit: **www.aquariusplatinum.com**

ANGLO PLATINUM

AQUARIUS

15 December 2005

Joint Announcement

Anglo Platinum Limited ("Anglo Platinum") and Aquarius Platinum Limited ("Aquarius") implement pool and share agreement at Marikana ("The Marikana P&SA" or "P&SA2")

Anglo Platinum and Aquarius announced on 13 July 2005 that they had reached agreement to mine contiguous properties on their respective Rustenburg and Marikana properties. The agreement, similar in nature to the Kroondal pool and share agreement, provides for the parties to pool their assets, while retaining ownership thereof, and to share the proceeds equally.

Anglo Platinum and Aquarius are pleased to announce that all conditions precedent including statutory and regulatory consents and approvals have been fulfilled and the boards of both Anglo Platinum and Aquarius Platinum have approved the P&SA2.

Economic benefits and liabilities will be shared from the effective commencement date of the P&SA2 which remains 22 September 2005. Construction work to expand the existing Marikana concentrator will commence shortly.

The Marikana P&SA offers significant synergies to both Anglo Platinum and Aquarius, increasing the output of platinum group metals in a capital and cost efficient manner.

For further information, please contact:

Trevor Raymond
Anglo Platinum
+27(0) 11 373-6462
+27 (0) 82 654 8467

Gert Ackerman
Aquarius Platinum (South Africa)(Pty) Ltd
+27 11 202-8629
+27 82 498 7749

Nick Bias
Aquarius Platinum Ltd
+ 44 7887 920 530

AQUARIUS
PLATINUM LIMITED

19 December 2005

MARIKANA MINE UPDATE

Aquarius Platinum Limited ("Aquarius") today announces that its 50.5% owned subsidiary Aquarius Platinum (South Africa) (Proprietary) Limited ("AQPSA") has regrettably taken the decision to rescind the Marikana mining contract with Moolman Mining ("Moolman"), its principle mining contractor at Marikana, based on an actionable misrepresentation on the part of Moolman. This misrepresentation induced AQPSA to conclude the mining contract. AQPSA's decision is based on external advice from Counsel and a leading forensic accountant. Information obtained from a recent KMPG audit (as requested by Moolman), gave rise to AQPSA's investigation and decision. AQPSA will now claim damages against Moolman, estimated to be in excess of Rand 1 billion.

The Board of AQPSA believes the operational and financial impact of this action will be of a short-term nature and has taken steps to manage and accordingly mitigate it. Discussions have been entered into with a third party mining contractor, in anticipation of the rescission of the mining contract. The Marikana mine, now part of the recently announced the Marikana Pool and Share Agreement ("P&SA2"), is expected to appoint a contractor in substitution for Moolman in the very near future.

The Marikana mine has previously recorded and announced an on-mine loss of $18.6 million (made up of EBITDA - $4.3 million & Amortisation charges - $14.3 million) for financial year ended June 2005. With the implementation of P&SA2, it is anticipated that the mine will return a significantly improved financial result for the current financial year as a result of the inherent synergies (including improved operating costs and lowered amortisation charges) of the P&SA2 transaction.

For further information please contact:

In South Africa:

Stuart Murray
Executive Chairman
Aquarius Platinum (South Africa) (Pty) Limited
+27 11 455 2050
+27 82 441 0326

or visit: **www.aquariusplatinum.com**

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aquarius Platinum Limited

ABN

087 577 893

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid shares in Aquarius Platinum Limited ("Shares") issued upon exercise of Options.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	20,000 Shares issued upon exercise of Options.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares issued upon exercise of options will rank equally with current fully paid shares in the Company.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Shares issued upon the exercise of options rank equally with the existing ordinary shares in all respects from the allotment date including in respect of future dividends.
5	Issue price or consideration	The Shares issued upon exercise of options were issued at the exercise price of GBP2.50 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Being the exercise of unlisted options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3 January 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
82,884,892	Ordinary

	Number	+Class
9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,484,000	Unlisted options expiring 26/10/11
	380,000	Unlisted options expiring 21/11/13
	1,093,967	Unlisted options expiring 11/06/11
	209,865	Unlisted options expiring 11/10/11
	479,605	Unlisted options expiring 02/11/11
	78,965	Unlisted options expiring 02/08/12

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Whilst the Company does not have a Dividend Policy, this matter is reviewed constantly by the Board of Directors.

Part 2 - Bonus issue or pro rata issue

NOT APPLICABLE

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities (*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

NOT APPLICABLE

Entities that have ticked box 34(b)

NOT APPLICABLE

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

+ See chapter 19 for defined terms.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:..
(Director/Company secretary)

Print name: .Willi Boehm..

RECEIVED NOV 13 2006 213

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aquarius Platinum Limited

ABN

087 577 893

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid shares in Aquarius Platinum Limited ("Shares") issued upon exercise of Options.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	50,000 Shares issued upon exercise of Options.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares issued upon exercise of options will rank equally with current fully paid shares in the Company.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Shares issued upon the exercise of options rank equally with the existing ordinary shares in all respects from the allotment date including in respect of future dividends.
5	Issue price or consideration	The Shares issued upon exercise of options were issued at the exercise price of GBP2.50 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Being the exercise of unlisted options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	13 January 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
82,934,892	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,434,000 380,000 1,093,967 209,865 479,605 78,965	Unlisted options expiring 26/10/11 Unlisted options expiring 21/11/13 Unlisted options expiring 11/06/11 Unlisted options expiring 11/10/11 Unlisted options expiring 02/11/11 Unlisted options expiring 02/08/12
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Whilst the Company does not have a Dividend Policy, this matter is reviewed constantly by the Board of Directors.	

Part 2 - Bonus issue or pro rata issue

NOT APPLICABLE

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

NOT APPLICABLE

Entities that have ticked box 34(b)

NOT APPLICABLE

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:..
(Director/Company secretary)

Print name: .Willi Boehm...

AQUARIUS PLATINUM LIMITED

17 January 2006

Resignation of Director

Aquarius Platinum advise that Ms Cathie Markus has tendered her resignation from the Board of Aquarius Platinum Limited effective immediately. The Board wish to thank Cathie for her contribution to the development of the Company during her tenure as Director.

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 8 9367 5211

In United Kingdom:
Nick Bias
buckbias Ltd
+ 44 7887 920 530

Alex Buck
buckbias Ltd
+44 7932 740 452

In South Africa:
Stuart Murray
Aquarius Platinum (South Africa) (Pty) Ltd
+27 11 455 2050

Charmane Russell
Russell & Associates
+27 11 880 3924

or visit: **www.aquariusplatinum.com**

AQUARIUS ADDS NEW PRODUCTION AT EVEREST
MARIKANA POOL & SHARE AGREEMENT IMPLEMENTED
MIMOSA EXPANSION ON TRACK

- **Group attributable production 94,557 PGM ounces for the quarter (104,951 PGM ounces produced prior to the Marikana P&SA2 implementation)**
- **Marikana P&SA2 retrospectively implemented at quarter start**
- **Everest Mine commissioned in November, 7,111 PGM ounces produced in December**
- **Mimosa expansion (Wedza Phase IV Upgrade) on track**
- **PGM US Dollar basket price for South African operations rises 16% and for Zimbabwe operations rises by 8%**

Highlights of the Quarter

Kroondal (P&SA1)

- Record 117,175 PGM ounces produced for the quarter (Aquarius attributable 58,588 PGM ounces)
- Pool & Share Agreement (P&SA1) expansion nears completion; underground operations produce a record 1.6 million tons
- Cash cost per ROM ton and per PGM ounce reduce 2% over previous quarter
- Gross cash margin rises to 56% on higher PGM basket price
- No. 4 decline established, will transfer to Marikana P&SA2

Marikana

- P&SA2 signed and implemented, unlocks the future potential of the asset
- AQPSA cash margin recorded at 24% as a result of P&SA2 implementation
- Trial underground mining project progressing to plan, favourable mining conditions encountered
- Replacement primary opencast contract awarded to MCC, operations commencing January 2006

Everest

- Commissioning of metallurgical plant one month ahead of schedule
- 7,111 PGM ounces produced during December commissioning
- Underground establishment progressing on schedule

Mimosa

- Consistent quarterly production at 35,394 PGM ounces (Aquarius attributable 17,697 PGM ounces)
- Wedza Phase IV Upgrade on track for commissioning in May 2006
- Cash costs per PGM ounce reduce 10% to $325 per PGM ounce, $94 per PGM ounce after by-product credits
- Cash margin rises to 64% on higher PGM basket price and lower local costs

CTRP

- Improved PGM production, up 12% on previous quarter
- Improved understanding of the metallurgical issues affecting production
- Test work and plant redesign in progress to improve throughput and recovery levels


Aquarius Platinum PGM Production
Quarterly Production – PGM Ounces
120,000
110,000
100,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
PGM ounces
Mar 2005
Jun 2005
Sep 2005
Dec 05
Kroondal (attributable)
Marikana (attributable)*
Marikana (RPM portion)*
Everest
Mimosa (attributable)
CTRP (attributable)

** For the quarter ended December 2005, AQPSA accounted for the full impact of the P&SA2 at Marikana. As a result, RPM earned 10,395 PGM ounces of Marikana's total production of 20,789 PGM ounces for the quarter.*

Production by Mine

PGMs (4E)	Quarter Ended				Half Year Ended		
	Mar 2005	Jun 2005	Sep 2005	Dec 2005	Dec 2004	Dec 2005	+ / - %
Kroondal	69,051	116,669	115,362	117,175	139,099	232,537	67%
Marikana	26,509	26,940	27,322	20,789	45,713	48,111	5%
Mimosa	33,529	35,644	36,368	35,394	60,994	71,762	18%
CTRP	644	1,473	1,363	1,533	-	2,897	-
Everest	-	-	-	7,111	-	7,111	-
Total	129,733	180,726	180,415	182,002	245,806	362,418	47%

Production by Mine Attributable to Aquarius

PGMs (4E)	Quarter Ended				Half Year Ended		
	Mar 2005	Jun 2005	Sep 2005	Dec 2005	Dec 2004	Dec 2005	+ / - %
Kroondal	34,526	58,335	57,681	58,588	69,504	116,269	67%
Marikana	26,509	26,940	27,322	10,394	45,713	37,716	-17%
Mimosa	16,765	17,822	18,184	17,697	30,497	35,881	18%
CTRP	322	737	682	767	-	1,449	-
Everest	-	-	-	7,111	-	7,111	-
Total	78,122	103,834	103,869	94,557	145,714	198,426	36%


Platinum Group Metal Basket Prices
(Dollar and Rand per PGM ounce)
1200
1000
800
600
400
200
0
$/oz
7000
6000
5000
4000
3000
2000
1000
0
R/oz
Dec 03
Mar 04
Jun 04
Sep 04
Dec 04
Mar 05
Jun 05
Sep 05
Dec 05
South African 4PGM Basket Price ($/oz)
Zimbabwean 4PGM Basket Price ($/oz)
South African 4PGM Basket Price (R/oz)


Platinum Group Metal Prices
(Dollar per PGM ounce)
1,200
1,000
800
600
400
200
0
Pt, Pd & Au ($ per ounce)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Rh ($ per ounce)
Jan-05
Feb-05
Mar-05
Apr-05
May-05
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Platinum
Palladium
Gold
Rhodium

AQUARIUS PLATINUM (SOUTH AFRICA) (PTY) LTD (Aquarius Platinum 50.5%)

Kroondal Platinum Mine

Safety

The (12-month rolling average) DIIR deteriorated to 0.96 from 0.65 in the previous quarter. Action has been initiated to reduce the number of disabling injuries.

Processing

- Plant feed increased to a record 1.61 million tons
- Production increased 2% to a record 117,175 PGM ounces
- Overall recovery decreased marginally by 1% to 77%, due to an increase in opencast material processed

Mining

- Underground operations hoisted a record 1.6 million tons from 213,000 square meters mined, notably during December underground operations hoisted a record 590,000 tons
- The new No. 4 decline was established and was transferred as of 21st December 2005, as part of the boundary adjustments with the Marikana P&SA2 in exchange for the RPM Townlands Block (please reference the Marikana P&SA press release of 13th July 2005)


Kroondal Mine PGM Production & Rand Cash Costs per PGM Ounce
120,000
100,000
80,000
60,000
40,000
20,000
0
Production (PGM ounces)
3,000
2,500
2,000
1,500
1,000
500
0
Rand cash costs per PGM ounce
Mar-05
Jun-05
Sep-05
Dec-05
Production
Cash Costs

Revenue

The PGM basket price for the quarter increased 16% to $946 per PGM ounce, resulting in mine revenue of R654 million for the quarter (Aquarius share R327 million). On-mine cash margin for the quarter rose to 56%.

Operations

PGM production increased by 2% to a record 117,175 PGM ounces for the quarter (Aquarius attributable 58,588 PGM ounces). Plant head grade increased to 2.96g/t PGM from 2.88g/t PGM in the previous quarter. The K1 and the new K2 plant both performed well, processing a combined record of 1.61 million

ROM tons, a 1% increase over the previous quarter. 131,000 ROM tons remained on the surface stockpile at the end of the quarter.

An increase in the opencast blend from 8% to 10% during the quarter marginally reduced recoveries to 77% for the quarter. The blend ratio was required to allow for a build up of an underground stockpile in preparation for the Christmas and New Year holiday season. During the quarter some process upgrades were completed at the K1 Plant.

Cash cost per ROM ton decreased by 2% to R177 compared to the previous quarter as economies of scale from the enlarged operations began to kick-in. Cash costs per PGM ounce also decreased by 2% to R2,429 per PGM ounce (including ledging and sinking costs). This was achieved in the face of a combination of costs for development and ledging operations as a result of deepening the P&SA declines (R292 per PGM ounce), and higher costs associated with the increase in open cast blend, notably from deeper open pit tons (opencast mining costs R137 per PGM ounce).

Development and equipping of additional underground mining areas continued at the Central, East, No. 3 and No. 4 decline shafts. This will ensure steady state production going forward, even though the No. 4 decline will now form part of the Marikana P&SA2. A substantial total of 2,050 meters of development was completed during the quarter.

P&SA1 Project Capital Expenditure

AQPSA's commitments on the P&SA1 expansion project totalled R322 million at the end of the quarter with R306 million paid. The expected final cost to AQPSA of the P&SA is estimated at R345 million (escalated) comparing favourably to the cost of R370 million (unescalated) estimated at the time of the P&SA announcement in June 2003. Future capital expenditure at P&SA1 will be largely of a sustaining nature to maintain steady-state operations.

Kroondal: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs	PGMs attributable to Aquarius
Dec 05	69,830	34,332	12,422	591	117,175	58,588
Sept 05	69,129	33,420	12,250	563	115,362	57,681
Jun 05	69,875	33,728	12,499	567	116,669	58,335
Mar 05	41,366	19,971	7,408	306	69,051	34,526

Environmental Management

Environmental management at Kroondal focussed on dust suppression on roads and tailings dams. The "floppy-system" of applying dust allaying water to the K1 tailings dam has proved to be extremely effective during the quarter and is now being rolled out to the other two tailings dams. In addition, main road dust suppression trials have returned positive results and are now being rolled out. It is expected that the enhanced systems will also result in a reduction in water consumption.

Marikana Platinum Mine

Safety

The (12-month rolling average) DIIR improved to 0.72 from 0.80 in the previous quarter, as a result from a no loss time injuries quarter.

Mining

- The contract with Moolman Mining South Africa (MMSA) was rescinded on 19th December 2005 on grounds of material misrepresentation by MMSA at time of tender
- MCC were appointed in MMSA's stead, commencing operations in January 2006
- Stockpiles at the end of the quarter totalled 54,000 ROM tons
- Trial underground mining extended 140 meters down dip of the portals

Processing

- 319,148 ROM tons were processed during the period
- Overall concentrator recoveries for the quarter were 62%, with significant variations in the ratio of oxidised to unoxidised ore processed
- 20,789 PGM ounces were produced, a 24% reduction compared to the previous quarter (Aquarius attributable 10,394 PGM ounces)



Marikana Mine PGM Production & Rand Cash Costs per PGM Ounce
Production (PGM ounces)
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Rand Cash Costs per PGM ounce
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Mar-05
Jun-05
Sep-05
Dec-05
Production
Cash Costs

Revenue

The PGM basket price for the quarter increased 16% to $925 per PGM ounce, resulting in mine revenue of R101 million for the quarter. AQPSA's revenue for the quarter was R70 million, greater than 50% of mine revenues due to pipeline payment effects. AQPSA's cash margin for the quarter increased to 24% despite cash costs increasing 20% to R5,132 per PGM ounce. The margin figure is also enhanced by pipeline effects from the previous quarter.

Operations

Mine reef tons and PGM production both decreased by 24%, despite almost normal stripping volumes occurring. A total of 10 days of production was lost as a result of mining contractor MMSA experiencing industrial unrest and the rescission of the MMSA contract three days before the end of the quarter.

A zone of large boulders was encountered in Pit A which resulted in low digging rates in this area. The issue was resolved by revising the drilling pattern. Extended depth of weathering in Pits A and SW affected PGM recoveries from these ores thereby requiring blending with unoxidised ore and thus affecting overall plant throughput. This resulted in a ROM stockpile of 54,000 tons of weathered material containing an estimate recoverable 2,400 PGM ounces.

Cash costs for the quarter were negatively impacted as a result of near normal stripping ratios coupled with under delivery of reef. The strip ratio was high at 35:1 for the quarter and coupled with the poor recovery ores, resulted in a cash cost of R5,132 per PGM ounce.

Expansion capital expenditure of R8.1 million was spent at No. 4 shaft during the quarter for infrastructure.

Environmental Management

Rehabilitation in mined areas continued, with 1,900,000m³ of backfill placed during the quarter.

Marikana: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs
Dec 05	12,887	5,879	1,861	162	20,789
Sept 05	17,244	7,409	2,466	203	27,322
Jun 05	16,893	7,402	2,428	217	26,940
Mar 05	17,230	6,759	2,324	196	26,509

Marikana Pool & Share Agreement (P&SA2)

The P&SA2 between AQPSA and Anglo Platinum was retrospectively implemented to the quarter start. Production is anticipated in January 2006 from No. 4 shaft, transferred from Kroondal P&SA. The upgrading of the metallurgical plant at Marikana to a capacity of 250,000 tons per month will commence during the next quarter. Currently down-dip development on the No. 4 shaft declines as well as lateral development to the West are on schedule.

Trial Underground Mining

The portals were successfully established and sinking has progressed to 140 meters down-dip. The dip of the Marikana ore body is flatter than initially envisaged which will allow for more conventional bord and pillar mining and is expected to positively impact on the production ramp-up rates of the P&SA2.

All lateral development for ventilation purposes was completed to the east of the declines and underground development has progressed to the extent that mechanical installations will commence in January 2006.

Contractor dispute with Moolman Mining

On 19 December 2005, AQPSA rescinded the Marikana Mining contract with MMSA, its principal contractor at Marikana, based on an actionable misrepresentation on the part of MMSA, which induced AQPSA to conclude the mining contract. AQPSA's decision was based on external legal advice from Senior Counsel and a leading forensic auditor. Information obtained from a recent KPMG audit (as requested by MMSA), gave rise to AQPSA's decision to rescind from the contract. AQPSA will now claim damages against MMSA, estimated to be in the region of R1 billion.

The operational and financial impact of this action will be of a short-term nature. Following the rescission, operations ceased temporarily on 20th December 2005. MCC Mining (a division of the MCC Group and an already established contractor at both the Kroondal and Everest Mines) were appointed during the last few

days of December, and were able to assist with ore handling, ensuring that the mills continued to run. Reefing and waste crews were mobilised and limited operations were established. In the coming weeks, further mobilisation of equipment and production teams is anticipated. Reduced operations have also afforded the time to upgrade the haul roads in the pits to improve future operating conditions.

Everest Platinum Mine

Safety

The (12 month rolling average) DIIR deteriorated to 0.77 from 0.41 for the quarter. Regrettably on 17th October 2005 an assistant pipe fitter suffered fatal injuries when he fell from a steel structure 8 metres high. An investigation has been completed by the Department of Minerals and Energy; however, the report has not yet been issued. The preliminary indications are that the assistant pipe fitter was issued and trained in the use of a safety harness; however, he failed to secure himself.

All employees working at height have been retrained.

Mining

- Opencast operations ahead of schedule with 279,000 tons produced during the period
- Underground development continuing, producing 85,000 tons in the period
- Stockpiles at the end of the quarter totalled 472,000 tons

Processing

- Concentrator plant hot commissioned ahead of schedule
- 128,757 tons were processed
- 7,111 PGM ounces produced
- Concentrator plant recoveries were 55% for the period, and in line with expectations during the commissioning period

Everest: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs (4E)
Dec-05	4,161	2,351	532	67	7,111

Revenue

The PGM basket price for the quarter was $886 per PGM ounce. Revenue for the quarter was R31 million, which will be capitalised against the project.

As a result of the more rapid ramp-up of operations and the prospect of maintaining the mine in positive net profit territory from hereon, the mine will convert to operational status from January 2006.

Operations

Opencast mining remained ahead of programme, with a total of 279,000 tons produced during the quarter. The opencast mining area continues to perform well in terms of production and costs, providing the bulk of the reef stockpile.

Underground mining progressed well during the period, with on-reef decline development and the first stoping sections being established. Underground production tonnages were as planned, with 85,000 tons of underground ROM tons produced in the quarter. Equipping of the underground mining is on track with conveyor installations, ventilation and mining services completed on schedule. The underground mining is ramping up as planned within budget, and no significant geological or mining problems have been experienced.

The combined opencast and underground mining have yielded a cumulative stockpile of 472,000 ROM tons.

The Everest construction programme finished approximately a month ahead of schedule with hot commissioning commencing at the end of November 2005. Hot commissioning proceeded very well with 128,757 tons milled during the December production month to produce 7,111 PGM ounces. The plant performed within expectations for the commissioning period with a recovery of 55%. Plant feed consisted predominantly of open cast ore at a head grade of 3.12 g/t PGM. Process plant availability and throughput is encouraging and a steady ramp-up in tonnage throughput is anticipated in the next quarter.

Project Capital Expenditure

The capital expenditure budget is R819 million including a R33 million allowance for escalation. The project capital expenditure commitments were R622 million at the end of the quarter with capital expenditure spent to date of R413 million.

It is anticipated that the project will now incur capital expenditure of approximately R707 million as a result of:

- Direct project savings identified of R23 million;
- Escalation allowance of R33 million not utilised; and
- Early project start savings at R56 million as a result of no longer capitalising working costs for the quarter starting January 2006.

Mimosa Mine (Aquarius Platinum 50%)

Safety

The (12-month rolling average) DIIR declined marginally from 0.12 to 0.13 for the quarter, with only one disabling injury recorded. In October, the Mimosa Mine was awarded a NOSA 5 Star Platinum Rating.

Operations

PGM production for the quarter was 35,394 ounces.

During the quarter mining operations hoisted a total of 429,000 ROM tons compared to 433,000 tons in the previous quarter. Tons milled during the quarter amounted to 379,000 tons at an average plant head grade of 3.72g/t PGM compared to 385,000 tons at 3.76g/t PGM in the previous quarter. While there was a marginal drop in ROM and PGM production of 1% & 3% respectively compared to the previous quarter, results were very acceptable.

The plant optimisation programme continued during the quarter, focusing on the use of alternative grinding media and reagents. The objectives of the trials were to improve metal recovery rates and identify a reliable supplier of the commodities. Following the trials, appropriate and cost effective reagents and grinding media have been selected.

Revenue

The PGM basket price for the quarter increased by 8% to $662 per PGM ounce compared with $614 per ounce in the previous quarter. The nickel price fell 11% from $6.92 per pound to $6.13 per pound over the corresponding period. Together with the contribution from base metals (approximately 29% of gross revenue), this generated sales revenue for the quarter of $27.8 million, up $0.2 million from the previous quarter. The gross cash margin rose to 64% from 57% in the previous quarter.


Mimosa Mine PGM Production and $ Cash Cost per PGM Ounce
(Including 12 month rolling-average)
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Production (PGM ounces)
400
350
300
250
200
150
100
50
0
$ Cash Cost per PGM ounce
Mar-05
Jun-05
Sep-05
Dec-05
Production
Cash Costs
Rolling cash costs net of by-product

Mimosa: PGMs in concentrate produced (ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs (4E)	PGMs (4E) attributable to Aquarius
Dec 05	17,961	13,582	1,390	2,461	35,394	17,697
Sept 05	18,548	13,915	1,407	2,498	36,368	18,184
Jun 05	18,269	13,518	1,406	2,451	35,644	17,822
Mar 05	17,189	12,665	1,343	2,332	33,529	16,765

Mimosa: Base Metals in concentrate produced (tons)

	Mine Production			Attributable to Aquarius		
Quarter ended	Ni	Cu	Co	Ni	Cu	Co
Dec 05	488	410	15	244	205	8
Sept 05	512	422	15	256	211	8
Jun 05	514	420	15	257	210	8
Mar 05	491	407	14	245	203	7

Operating costs

Cash costs per PGM ounce for the quarter of $325 per ounce ($94 per ounce after by-product credits) were 10% lower than the previous quarter's figure of $361 per ounce ($105 per ounce after by-product credits). A relaxation of controls on foreign exchange management in the current quarter through the Tradeable Foreign Currency Balance System (TFCBS) favourably impacted on the Zimbabwean Dollar denominated costs such as labour and power.

Wedza Phase IV Upgrade

Work on the Wedza Phase IV Upgrade project to take production from 120,000 tons to 150,000 tons milled per month commenced during the quarter following the granting of all requisite approvals by government. The project is on track for commissioning in May 2006, ramping to full production in July 2006.

AQUARIUS PLATINUM (SA) CORPORATE SERVICES (PTY) LTD

Chromite Tailings Retreatment Plant (CTRP) (Aquarius Platinum 50%)

Safety

No lost time injuries have occurred since the start-up of the operation in February 2005.

Processing

- 60,643 tons processed for the quarter, an increase of 64% on the previous quarter
- 1,533 PGM ounces produced, an increase of 12% on the previous quarter

Operations

Throughput of current arisings from the Kroondal Chrome Mine and dump material from the Bayer Chrome Mine rose to above planned levels in the course of the quarter. The additional feed rates did, however, have a negative impact on recoveries which dropped as low as 20% at times. It has been determined that the dump material requires further upgrading prior to being fed to the CTRP. The quantity of dump material has since been restricted and will remain so until further metallurgical work is completed. By December, recoveries on the current arisings had improved to over 40%.

Test work at Mintek was commissioned to better understand the metallurgical characteristics of the various feed sources. Preliminary results are providing a strong basis for improved performance in the future but the challenges are more complex than initially predicted. The project planning for the retrofit of additional process equipment is underway and designs will be finalised following the final results of the Mintek test work.

Cash operating costs per ton for the CTRP improved by 19% to R87 per ton treated, however, costs per ounce rose 19% to R3,458 per PGM ounce due to lower recoveries achieved.

CORPORATE MATTERS

AQP Directorate

Subsequent to the end of the quarter, Ms Cathie Markus tendered her resignation from the Board of Directors of Aquarius Platinum Limited. The Board wish to record its appreciation of Ms Markus' contribution towards the growth of the Company during her tenure as director.

AQPSA Directorate

It is with great sadness that the Board of Directors of Aquarius Platinum South Africa announces the death of Bruce Sutherland on 27 October 2005. Bruce was involved with Aquarius since its inception, formerly as a Director of Kroondal Platinum Mines Limited and subsequently as an AQPSA Director and mining consultant. He was a force in guiding the management of this young company and his contributions will be sorely missed.

AQPSA is pleased to announce the appointment of Peter Ledger as a Non-Executive Director and mining consultant to the Board of Aquarius Platinum South Africa as of January 2006. Peter was previously an Executive Director of Lonmin plc, responsible for its South African mining operations, retiring from this position in January 2005.

Conversion of South African mining and prospecting rights

a) Mining Rights

The applications for Kroondal and Marikana have been passed on by the regional office of the Department of Minerals and Energy to its Head Office in Pretoria. The Everest conversion is still with the regional office and it is anticipated that this should be passed on to Head Office by the end of the coming quarter.

b) Prospecting Rights

Two new order applications have been granted: Hoogland and Chieftains Plain.

Statistical Information: Kroondal P&SA1

Data reflects 100% of mine operations	Unit	Current Quarter Dec 2005	Previous Quarter Sept 2005	% Change Quarter on Quarter	Current 6 months to Dec 05	Previous 6 months to Dec 04	+/- % Year on Year	YTD 6 months to Dec 2005
Safety								
DIIR - 12 Month rolling Average	Rate/200,000 man hours	0.96	0.65	48	0.96	0.66	45	0.96
Revenue								
Gross Revenue	R'M	654	573	14	1,227	521	136	1,227
PGM basket Price	$/oz	946	813	16	879	686	28	879
Gross cash margin	%	56	50	12	53	38	39	53
Nickel Price	$/lb	5.74	6.60	(13)	6.17	6.37	(3)	6.17
Copper Price	USc/lb	195	170	15	183	135.00	35	183
Ave R/$ rate		6.51	6.52	(0)	6.52	6.23	5	6.52
Cash Costs								
Per ROM ton	R/ton	177	181	(2)	179	185	(3)	179
	$/ton	27	28	(2)	27	30	(8)	27
Per PGM oz	R/oz	2,429	2,489	(2)	2,458	2,323	6	2,458
	$/oz	373	382	(2)	377	373	1	377
Per PGM oz after by-product credit	R/oz	2,303	2,362	(3)	2,331	2,231	4	2,331
	$/oz	354	362	(2)	358	357	0	358
Capex								
Current / Sustaining	R'000s	17,003	16,522	3	33,525	1497	2,139	33,525
	$'000s	2,612	2,534	3	5,145	236	2,080	5,145
Expansion	R'000s	25,301	32,635	(22)	57,936	313,347	-	57,936
	$'000s	3,886	5,005	(22)	8,891	50,593	-	8,891
Mining Processed								
Underground	ROM Ton '000	1,446	1,465	(1)	2,911	1,595	82	2,911
Open Pit	ROM Ton '000	160	125	28	285	151	89	285
Total	ROM Ton '000	1,605	1,590	1	3,195	1,746	83	3,195
Grade								
Plant Head	g/t PGM	2.96	2.88	3	2.92	3.09	(6)	2.92
Recoveries	%	77	78	(1)	78	80	(3)	78
PGM Production								
Platinum	Ozs	69,830	69,129	1	138,959	83,048	67	138,959
Palladium	Ozs	34,332	33,420	3	67,752	40,286	68	67,752
Rhodium	Ozs	12,422	12,250	1	24,672	15,008	64	24,672
Gold	Ozs	592	563	5	1,155	667	73	1,155
Total	Ozs	117,175	115,362	2	232,537	139,009	67	232,537
Base Metals Production								-
Nickel	Tonnes	112	110	2	222	130	71	222
Copper	Tonnes	50	48	4	98	57	72	98
Chromite (000)	Tonnes (000)	145	113	28	258	119	117	258

Statistical Information: Marikana P&SA2

Data reflects 100% of mine operations	Unit	Current Quarter Dec 2005	Previous Quarter Sept 2005	% Change Quarter on Quarter	Current 6 months to Dec 05	Previous 6 months to Dec 04	+/- % Year on Year	YTD 6 months to Dec 2005
Safety								
DIIR - 12 Month rolling Average	Rate/200,000 man hours	0.72	0.80	(10)	0.76	0.75	1	0.76
Revenue								
Gross Revenue (see note i)	R'M	70	127	(45)	197	165	19	197
PGM basket Price	$/oz	925	800	16	863	688	25	863
Gross cash margin (see note ii)	%	24	8	200	14	(30.0)	147	14
Nickel Price	$/lb	5.74	6.60	(13)	6.17	6.36	(3)	6.17
Copper Price	USc/lb	195	170	15	183	135	35	183
Ave R/$ rate		6.51	6.52	(0)	6.52	6.23	5	6.52
Cash Costs								
Per ROM ton	R/ton	334	280	19	303	281	8	303
	$/ton	51	43	(5)	47	45	3	47
Per PGM oz	R/oz	5,132	4,268	20	4,642	4,699	(1)	4,642
	$/oz	788	655	20	712	755	(6)	712
Per PGM ounce after by product credit	R/oz	4,879	4,051	20	4,403	4,588	(4)	4,403
	$/oz	749	621	21	676	737	(8)	676
Capital expenditure								-
Current / Sustaining	R'000s	3,312	3,434	(4)	6,746	7,148	(6)	6,746
	$'000s	509	527	(3)	1,035	1,148	(10)	1,035
Expansion	R'000s	8,147	-		8,147	-		8,147.00
	$'000s	1,251	-		1,250	-		1,250.20
Processed								
Underground	ROM Ton '000	28	8	250	36	-		36
Open Pit	ROM Ton '000	291	409	(29)	700	764	(8)	700
Total	ROM Ton '000	319	417	(24)	736	764	(4)	736
Grade								
Plant Head	g/t PGM	3.24	3.26	(1)	3.25	3.75	(13)	3.25
Recoveries	%	62	62	-	62	50	24	62
PGM Production								
Platinum	Ozs	12,887	17,244	(25)	30,131	29,745	1	30,131
Palladium	Ozs	5,879	7,409	(21)	13,288	12,253	8	13,288
Rhodium	Ozs	1,861	2,466	(25)	4,327	3,309	31	4,327
Gold	Ozs	162	203	(20)	365	406	(10)	365
Total	Ozs	20,789	27,322	(24)	48,111	45,713	5	48,111
Base Metals Production								
Nickel	Tonnes	32	40	(20)	72	49	47	72
Copper	Tonnes	17	24	(29)	41	26	57	41
Chromite (000)	Tonnes (000)	44	60	(27)	104	124	-	104

Notes :

(i) The revenue amount reflects AQPSA 50% share for the quarter AND additionally includes the sales adjustments for the previous quarter prior to P&SA2 implementation. Any comparison with the prior quarter's information is not meaningful.

(ii) Margin is based on AQPSA's revenues per note (i) and any comparison with the prior quarter's information is not meaningful.

Statistical Information: Everest

Data reflects 100% of mine operations	Unit	Current Quarter Dec 2005	Previous Quarter Sept 2005	% Change Quarter on Quarter	Current 6 months to Dec 05	Previous 6 months to Dec 04	+/- % Year on Year	YTD 6 months to Dec 2005
Safety								
DIFR - 12 Month rolling Average	Rate/200,000 man hours	0.77	0.41	88	1.18	-	-	1.18
Revenue								
Gross Revenue	R'M	31	-	-	31	-	-	31
PGM basket Price	$/oz	886		-	886	-	-	886
Gross cash margin	%	28		-	28	-	-	28
Nickel Price	$/lb	6.09		-	6.09	-	-	6.09
Copper Price	USc/lb	208		-	208	-	-	208
Ave R/$ rate		6.35		-	6.35	-	-	6.35
Cash Costs								
Per ROM ton	R/ton	168		-	168	-	-	168
	$/ton	27		-	27	-	-	27
Per PGM oz	R/oz	3,136		-	3,136	-	-	3,136
	$/oz	494		-	494	-	-	494
Per PGM ounce after by product credit	R/oz	2,981		-	2,981	-	-	2,981
	$/oz	470		-	470	-	-	470
Capital expenditure								-
Current / Sustaining	R'000s	-	-	-	-	-	-	-
	$'000s	-	-	-	-	-	-	-
Expansion	R'000s	203,272	145,917	39	349,189	24,212		349,189.00
	$'000s	32,047	22,979	39	55,026	3,814		55,026.00
Mining Processed								
Underground	ROM Ton '000	39			39			39
Open Pit	ROM Ton '000	89		-	89		-	89
Total	ROM Ton '000	129		-	129		-	129
Grade								
Plant Head	g/t PGM	3.12		-	3.12		-	3.12
Recoveries	%	55		-	55		-	55
PGM Production								
Platinum	Ozs	4,161		-	4,161		-	4,161
Palladium	Ozs	2,351		-	2,351		-	2,351
Rhodium	Ozs	532		-	532		-	532
Gold	Ozs	67		-	67		-	67
Total	Ozs	7,111		-	7,111		-	7,111
Base Metals Production								
Nickel	Tonnes	13		-	13		-	13
Copper	Tonnes	5		-	5		-	5
Chromite (000)	Tonnes (000)	-		-	-		-	-

Statistical Information: Mimosa

Data reflects 100% of mine operations	Unit	Current Quarter Dec 2005	Previous Quarter Sept 2005	% Change Quarter on Quarter	Current 6 months to Dec 05	Previous 6 months to Dec 04	+/- % Year on Year	YTD 6 months to Dec 2005
Safety								
DIIR - 12 Month rolling Average	Rate/200,000 man hours	0.13	0.12	8	0.12	0.4	(70)	0.12
Revenue								-
Gross Revenue	US$M	27.80	27.60	1	55.40	40.1	38	55.40
PGM basket Price	$/oz	662	614	8	637	580	10	637
Gross cash margin	%	64	57	12	61	62	(2)	61
Nickel Price	$/lb	6.13	6.92	(11)	6.53	6.11	7	6.53
Copper Price	USc/lb	171	150	14	160	108	48	160
Cash Costs								
Per ROM ton	$/ton	30	34	(12)	32	29	10	32
Per PGM oz	$/oz	325	361	(10)	343	319	8	343
Per PGM oz after by-product credit	$/oz	94	106	(11)	100	105	(5)	100
Capital expenditure								
Current	$'000s	1,895	2,432	(22)	4,327	9154	(53)	4,327
Expansion	$'000s	3,581	-	-	3,581	656	446	3,581
Mining								
Underground	ROM Ton '000	429	433	(1)	862	656	31	862
Grade								
Plant Head	g/t PGM	3.72	3.76	(1)	3.74	3.66	2	3.74
Recoveries	%	78	78	-	78	77	1	78
PGM Production								
Platinum	Ozs	17,961	18,548	(3)	36,509	31284	17	36,509
Palladium	Ozs	13,582	13,915	(2)	27,497	23076	19	27,497
Rhodium	Ozs	1,390	1,407	(1)	2,797	2408	16	2,797
Gold	Ozs	2,461	2,498	(1)	4,959	4226	17	4,959
Total	Ozs	35,394	36,368	(3)	71,762	60,994	18	71,762
Base Metals Production								
Nickel	Tonnes	488	512	(5)	1,000	891	12	1,000
Copper	Tonnes	410	422	(3)	832	736	13	832
Cobalt	Tonnes	15	15	-	30	26	15	30

Statistical Information: Chrome Tailings Retreatment Plant

Note: this operation commenced production of concentrate in late January 2005

Data reflects 100% of mine operations	Unit	Current Quarter Dec 2005	Previous Quarter Sept 2005	% Change Quarter on Quarter	Current 6 months to Dec 05	Previous 6 months to Dec 04	+/- % Year on Year	YTD 6 months to Dec 2005
Safety								
DIIR - 12 Month rolling Average	Rate/200,000 man hours	-	-	-	-	-	-	-
Revenue								
Gross Revenue	R'M	9	7	29	17	-	-	16.5
PGM basket Price	$/oz	1,099	940	17	1,024	-	-	1,024
Gross cash margin	%	43	45	(4)	44	-	-	44
Nickel Price	$/lb	5.74	6.60	(13)	6.17	-	-	6.17
Copper Price	USc/lb	195	170	15	183	0	0	183
Ave R/$ rate		6.51	6.52	1	6.52	-	-	6.52
Cash Costs								
Per ROM ton	R/ton	87	107	(19)	95	-	-	95
	$/ton	13	16	(19)	15	-	-	15
Per PGM oz	R/oz	3,441	2,901	19	3,187	-	-	3,187
	$/oz	529	448	18	489	-	-	489
Per PGM ounce after by product credit	$/oz	-	-	-	-	-	-	-
Capital expenditure								-
Current / Sustaining	R'000s	-	-	-	-	-	-	-
	$'000s	-	-	-	-	-	-	-
Expansion	R'000s	-	378	-	378	-	-	378
	$'000s	-	58	(100)	58	-	-	58
Feed Processed								
Feed Processed	ROM Ton '000	60.6	37	64	98	-	-	98
Grade								
Plant Head	g/t PGM	2.98	2.91	2	2.95	-	-	2.95
Recoveries	%	27	40	(31)	33	-	-	33
PGM Production								
Platinum	Ozs	937	864	8	1,801	-	-	1,801
Palladium	Ozs	350	282	24	632	-	-	632
Rhodium	Ozs	243	215	13	458	-	-	458
Gold	Ozs	3	3	(1)	6	-	-	6
Total	**Ozs**	1,533	1,364	12	2,897	-	-	2,897

Aquarius Platinum Limited
Incorporated in Bermuda
Exempt company number 26290

Board of Directors

Nicholas Sibley	Non-executive Chairman
Stuart Murray	Chief Executive Officer
David Dix	Non-executive
Edward Haslam	Non-executive
Sir William Purves	Non-executive
Patrick Quirk	Non-executive
Zwelakhe Sisulu	Non-executive

Audit/Risk Committee
Sir William Purves (Chairman)
David Dix
Edward Haslam
Nicholas Sibley

Remuneration/Succession Planning Committee
Edward Haslam (Chairman)
Nicholas Sibley

Nomination Committee
The full Board comprises the Nomination Committee

Company Secretary
Willi Boehm

Issued Capital
At 31 December 2005, the Company had on issue:
82,864,392 fully paid common shares
3,746,402 unlisted options

Substantial Shareholders 31 December 2005	Number of Shares	Percentage
Impala Platinum Holdings Ltd	7,141,966	8.6
National Nominees Limited	5,788,271	7.0
J P Morgan Nominees Australia Limited	4,750,117	5.7
ANZ Nominees Limited	4,343,794	5.2

Broker (LSE)
Williams de Broë
6 Broadgate
London EC2M 2RP
Telephone: +44 (0)20 7588 7511
Facsimile: +44 (0)20 7588 8860

Broker (ASX)
Euroz Securities
Level 14, The Quadrant
1 William Street
Perth WA 6000
Telephone: +61 (0)8 9488 1400
Facsimile: +61 (0)8 9488 1478

Sponsor (JSE)
Investec Bank Limited
100 Grayston Drive
Sandown Sandton 2196
Telephone: +27 (0)11 286 7326
Facsimile: +27 (0)11 291 1066

Aquarius Platinum (South Africa) (Proprietary) Ltd.

50.5% Owned
(Incorporated in the Republic of South Africa)
Registration Number 2000/000341/07

Block A, 1st Floor, The Great Wall Group Building
5 Skeen Boulevard, Bedfordview
South Africa 2007

P O Box 1282
Bedfordview South Africa 2009

Telephone:	+27 (0)11 455 2050
Facsimile:	+27 (0)11 455 2095
Email:	info@aquariussa.co.za

Aquarius Platinum Corporate Services Pty Ltd

100% Owned
(Incorporated in Australia)
ACN 094 425 555

Level 4, Suite 5, South Shore Centre,
85 The Esplanade, South Perth, WA 6151,
Australia

PO Box 485
South Perth, WA 6151, Australia

Telephone:	+61 (0)8 9367 5211
Facsimile:	+61 (0)8 9367 5233
Email:	info@aquariusplatinum.com

AQPSA Management

Stuart Murray	Executive Chairman
Gert Ackerman	Managing Director
Ayanda Khumalo	Finance Director
Neil Collett	General Manager Business Development
Graham Ferreira	General Manager Finance & Company Secretary
Hugo Höll	General Manager Everest
Robert Mallinson	General Manager Marikana
Gordon Ramsay	General Manager Projects
Dave Starley	General Manager Kroondal
Gabriel de Wet	General Manager Engineering

Mimosa Mine Management

Alex Mhembere	Managing Director
Winston Chitando	Finance Director
Herbert Mashanyare	Technical Director
Peter Chimboza	Operations Director

Glossary

A$	Australian Dollar
Aquarius	Aquarius Platinum Limited
ABET	Adult Basic Education Training programme
APS	Aquarius Platinum Corporate Services Pty Ltd
AQPSA	Aquarius Platinum (South Africa) Pty Ltd
ASACS	Aquarius Platinum (SA) (Corporate Services) (Pty) Limited
CTRP	Chromite Ore Tailings Retreatment Operation
DIFR	Disabling Injury Incidence Rate - being the number of lost time injuries expressed as a rate per 1,000,000 man-hours worked
DIIR	Disabling Injury Incidence Rate - being the number of lost time injuries expressed as a rate per 200,000 man-hours worked
EMPR	Environmental Management Programme Report
Everest	Everest Platinum Mine
Great Dyke Reef	A PGE bearing layer within the Great Dyke Complex in Zimbabwe
g/t	Grams per tonne, measurement unit of grade (1g/t = 1 part per million)
JORC code	Australasian code for reporting of Mineral Resources and Ore Reserves
JSE	JSE Securities Exchange South Africa
Kroondal	Kroondal Platinum Mine
LHD	Load Haul Dump machine
Marikana	Marikana Platinum Mine
Mimosa	Mimosa Mining Company (Private) Limited
NOSA	National Occupational Safety Association
PGE(s) (6E)	Platinum Group Elements. Six metallic elements commonly found together which constitute the platinoids. These are Pt (platinum), Pd (palladium), Rh (rhodium), RU (ruthenium), Ir (iridium) and Os (osmium)
PGM(s) (4E)	Platinum Group Metals. Aquarius reports the composite grade comprising Pt+Pd+Rh+Au (gold), the Pt, Pd and Rh being the most economic platinoids in the UG2 Reef.
P&SA1	Pooling & Sharing Agreement between AQPSA and RPM Ltd on Kroondal
P&SA2	Pooling & Sharing Agreement between AQPSA and RPM Ltd on Marikana
R	South African Rand
RK1	Consortium comprising Aquarius Platinum (SA) (Corporate Services) (Pty) Limited (ASACS), GB Mining and Exploration (SA) (Pty) Limited (GB) and Sylvania South Africa (Pty) Ltd (SLVSA).
ROM	Run of Mine. The ore from mining which is fed to the concentrator plant. This is usually a mixture of UG2 ore and waste.
RPM	Rustenburg Platinum Mines Limited
TKO	TKO Investment Holdings Limited
Ton	1 Metric tonne (1 000kg)
UG2 Reef	A PGE bearing chromite layer within the Critical Zone of the Bushveld Complex
$	United States Dollars
Z$	Zimbabwe Dollar

For further information please contact:

In Australia:

Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 (0)8 9367 5211

In United Kingdom:

Nick Bias
BuckBias Limited
+ 44 (0)7887 920 530

Alex Buck
BuckBias Limited
+44 (0)7392 740 452

In South Africa:

Stuart Murray
Aquarius Platinum (South Platinum) (Pty) Ltd
+27 (0)11 455 2050

Charmane Russell
Russell & Associates
+27 (0)11 880 3924

or visit: **www.aquariusplatinum.com**

AQUARIUS
PLATINUM LIMITED

1 February 2006

Aquarius Platinum: inclusion in the FTSE 250 Index

Aquarius Platinum Limited ("Aquarius") wishes to announce that following adjustments to the FTSE Actuaries Share Indices, on 2nd January 2006 Aquarius was accepted for inclusion into the FTSE 250, with an investability weighting of 100%.

The notice may be viewed at:
http://www.ftse.com/./tech_notices/2005/q4/10804_20051223_Egg_PLC.jsp

Further information on the FTSE 250 index is available at:
http://www.ftse.com/Indices/UK_Indices/index.jsp

For further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 8 9367 5211

In United Kingdom:
Nick Bias
BuckBias Ltd
+ 44 7887 920 530

Alex Buck
BuckBias Ltd
+44 7932 740 452

In South Africa:
Stuart Murray
Aquarius Platinum (South Platinum) (Pty) Ltd
+27 11 455 2050

Charmane Russell
Russell & Associates
+27 11 880 3924

or visit: **www.aquariusplatinum.com**

Appendix 4D

HALF YEAR REPORT
6 MONTHS ENDED 31 DECEMBER 2005

Details of the reporting period and the previous corresponding period

Name of entity

Aquarius Platinum Limited

ABN	Reporting period	Previous corresponding period
087 577 893	Six months ended 31/12/05	Six months ended 31/12/04

Results for announcement to the market

				$US'000
Revenues from ordinary activities'	up	62 %	to	159,706
Profit from ordinary activities after tax attributable to members	up	332 %	to	25,915 *

Dividends	Amount per security	Franked amount per security
Interim dividend	6 ¢	- ¢

Record date for determining entitlements to the dividend: 2 March 2006

Refer to the Half Yearly Results announcement released in conjunction with this appendix 4D to the market on 10th February 2006.

* Consists of

Net profit before non cash charges	up	125 %	to	38,733
Amortisation and depreciation of mining assets				(9,093)
Amortisation of fair value uplift of mineral properties				(3,725)
Net profit after non cash charges	Up	332 %	to	25,915

Director's Report

Your directors submit their report for the half-year ended 31 December 2005.

Directors

The names of the company's directors in office during the half-year and until the date of this report are as below. Directors were in office for this entire period unless otherwise stated.

Nicholas T Sibley	David Dix
Stuart A Murray	G Edward Haslam
Patrick D Quirk	Zwelakhe Sisulu
Sir William Purves	Catherine E Markus (resigned 17 January 2006)

Review and Results of Operations

Aquarius Platinum Limited (Aquarius) recorded an operating profit after tax for the six month period of US$25.9M, an increase of 332% over the previous corresponding period ("pcp") result of US$6.0M, which period included a profit of $3.1 million on the sale of 2% of AQPSA to Implats. The operating results reflect the growth of Aquarius which has seen operating PGM production attributable to Aquarius increase by 31%. The Group's production is expected to show further growth in the second half of this financial year as the Everest mine commences contributing to operating production.

The Directors have declared an interim dividend of 6 cents per share (2005: 3 cents per share) payable on 23 March 2006 to shareholders registered on 2 March 2006.

During the year the Group built on the foundation from which it will deliver the growth that has been referred to in previous reports. The Everest mine has now commenced production and has been transferred to operations effective 1 January 2006. Everest produced 7,111 PGM ounces in ramp up mode in December 2005 and is expected to contribute significantly to PGM production in the second half of this financial year. Revenue from Everest's December production has been credited to capital expenditure.

Operating Contribution	**31/12/05**	**31/12/04**	**%+/-**
PGM Ounces			
Attributable production	198,426	145,714	36%
(includes attributable production from ordinary operations)	191,315	145,714	31%
Profit US$'000			
Kroondal	40,982	10,293	298%
Marikana	1,388	(17,765)	-
Mimosa	12,299	7,059	74%
CTRP	336	-	-
Other/Corporate	(2,971)	4,616*	-
Net Profit before tax	52,034	4,203	1,138%
Tax (expense)/credit	(12,581)	1,113	-
Net profit after tax	39,453	5,316	642%
Outside equity interest	(13,538)	686	-
Net profit attributable to members	**25,915**	**6,002***	**332%**

***(Includes $3.1 million profit on sale of 2% of AQPSA to Implats)**

The profit was achieved on a 62% increase in revenue from US$98.8 million to US$159.7M. All mining operations returned a profit for the six month period. Amortisation and depreciation were marginally higher at $9 million from $8.6 million despite a 31% increase in production from normal operations.

The impact of the Pooling & Sharing Agreement 2 (P&SA2) at Marikana which extended the life of mine at Marikana has reduced the pro-rata amount of amortisation attributable to the P&SA2. Net finance charges for the period were $0.5 million, comprising $1.8 million in interest income and $2.3 million interest expense. Interest of $1.0 million was capitalised as part of the Everest construction costs.

The prices for platinum group metals showed healthy gains over the period, with the PGM basket price (platinum, palladium, rhodium and gold) in South African averaging $872 per PGM ounce across the operations and averaging $637 per PGM ounce in Zimbabwe. The South African basket price increased 23% over the period to $966 per PGM ounce at the end of December. The Zimbabwean basket price increased 20% to $746 per PGM ounce at the end of December.

Aquarius' cash balances of $85 million at 31 December 2005 are expected to increase in the second half of the year as Group production increases. This together with the new RMB facility will provide Aquarius with the requisite funding for any future growth opportunities and for balance sheet optimisation.

Refer to the Half Yearly Results announcement released in conjunction with this Appendix 4D to the market on 10th February 2006 for further information.

The amounts contained in this report and in the half-year financial report have been rounded to the nearest $1,000 (where rounding is applicable).

Signed in accordance with a resolution of the Directors.

Nicholas T Sibley
Chairman

Date: 10th February 2006

Condensed consolidated income statement

(Half year ended 31 December 2005)

	31/12/05 $US'000	31/12/04 $US'000
Revenue	159,706	98,762
Foreign exchange loss	(2,297)	(1,694)
	157,409	97,068
Cost of sales	(98,550)	(83,088)
Gross profit	**58,859**	**13,980**
Amortisation of fair value uplift of mineral properties	(3,725)	(2,599)
Gross profit after amortisation of fair value uplift of mineral properties	55,134	11,381
Administrative and other costs	(1,983)	(3,389)
Foreign exchange gain	1,207	2,395
Finance costs	(2,324)	(6,185)
Profit before income tax	**52,034**	**4,202**
Income tax on ordinary activities	(12,581)	1,113
Net profit from ordinary activities	**39,453**	**5,315**
Net (profit)/loss attributable to outside equity interests	(13,538)	687
Net profit for the period attributable to members of Aquarius Platinum Limited	**25,915**	**6,002**

Earnings per security (EPS)

Basic EPS	31.50 cents	7.32 cents
Diluted EPS	30.90 cents	7.32 cents

Condensed consolidated statement of recognised gains and losses

(Half year ended 31 December 2005)

	31/12/05 $US'000	31/12/04 $US'000
Foreign currency translation adjustments recognised directly in equity	4,658	5,413
Net profit for the period	25,912	6,002
Total recognised gains and losses	**30,570**	**11,415**

Condensed consolidated balance sheet

(Half year ended 31 December 2005)

	As at 31/12/05 $US'000	As at 30/06/05 $US'000	As at 31/12/04 $US'000
Non-current assets			
Investments	460	437	512
Property, plant and equipment	145,335	137,819	155,289
Mining assets	333,675	271,050	254,330
Total non-current assets	**479,470**	**409,306**	**410,131**
Current assets			
Cash and cash equivalents	84,954	75,251	136,746
Trade and other receivables	46,098	44,695	34,162
Investments	3	3	4
Inventories	22,416	16,308	19,855
Other	379	1	333
Total current assets	**153,850**	**136,258**	**191,100**
Total assets	**633,320**	**545,564**	**601,231**
Non-current liabilities			
Payables	158,190	150,735	176,697
Interest bearing liabilities	44,042	16,037	18,519
Deferred tax liabilities	59,994	53,789	57,491
Provisions	25,817	24,526	25,093
Total non-current liabilities	**288,043**	**245,087**	**277,800**
Current liabilities			
Trade and other payables	25,674	25,538	28,836
Interest bearing liabilities	-	-	20,408
Current tax liabilities	11,154	9,612	9,255
Provisions	261	330	322
Total current liabilities	**37,089**	**35,480**	**58,821**
Total liabilities	**325,132**	**280,567**	**336,621**
NET ASSETS	**308,188**	**264,997**	**264,610**
Shareholders equity			
Issued capital	12,433	12,413	12,413
Shares held for employee share plan	(2,351)	(2,928)	(3,728)
Share premium reserve	137,234	136,669	136,668
Foreign currency translation reserve	12,127	7,469	18,491
Retained earnings	100,571	78,801	66,335
Equity attributable to members of Aquarius Platinum Limited	**260,014**	**232,424**	**230,179**
Minority interests	48,174	32,573	34,431
TOTAL EQUITY & MINORITY INTEREST	**308,188**	**264,997**	**264,610**

Condensed consolidated statement of cash flows

(Half year ended 31 December 2005)

	31/12/05 $US'000	31/12/04 $US'000
Cash flows related to operating activities		
Receipts from customers	153,832	77,390
Payments to suppliers and employees	(88,674)	(65,308)
Interest and other items of similar nature received	1,870	3,400
Interest and other costs of finance paid	(2,324)	(5,604)
Income taxes paid	(6,003)	-
Net operating cash flows	**58,701**	**9,878**
Cash flows related to investing activities		
Payments for mining assets and development costs	-	(40,798)
Payment for purchases of property, plant and equipment	(75,406)	-
Proceeds from sale of property, plant and equipment	-	-
Payment for purchases of equity investments	-	(494)
Proceeds from disposal of investments	-	4,445
Net investing cash flows	**(75,406)**	**(36,847)**
Cash flows related to financing activities		
Proceeds from issues of shares	585	38,193
Payments for share issue and listing expenses	-	(4,671)
Proceeds from borrowings	53,591	97,439
Repayment of share-plan loans	411	1,145
Repayment of borrowings	(26,966)	(53,199)
Payment of principal potion of hire purchase liability	(8)	1
Dividends paid	(4,117)	(2,463)
Net financing cash flows	**23,496**	**76,445**
Net increase (decrease) in cash held	**6,791**	**49,476**
Cash at beginning of period	75,251	77,942
Exchange rate adjustments to opening cash	2,912	9,132
Cash at end of period	**84,954**	**136,550**

BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The half-year financial report should be read in conjunction with the Annual Financial Report as at 30 June 2005. It is also recommended that the half-year financial report be considered together with any public announcements made by the company and its controlled entities during the half-year ended 31 December 2005 in accordance with the group's continuous disclosure obligations.

a) **Basis of Accounting**

The half-year financial report is a general-purpose financial report, which has been prepared in accordance with International Accounting Standard 34 ("IAS 34").

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

The consolidated financial statements have been prepared under the historical cost accounting convention.

The consolidated financial information has been rounded to the nearest thousand of US dollars unless otherwise stated.

b) **Changes in Accounting Policies**

Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report.

Adoption of new and revised International Financial Reporting Standards

In the current year, the Group has adopted all of the new and revised Standards and Interpretations issued by the International Accounting Standards Board (the IASB) and the International Financial Reporting Interpretations Committee (IFRIC) of the IASB that are relevant to its operations and effective for accounting periods beginning on 1 July 2005. The adoption of these new and revised Standards and Interpretations has resulted in changes to the Group's accounting policies in the following areas that have affected the amounts reported for the current or prior years:

Share-based payments (IFRS 2)

IFRS 2 Share-based Payment requires the recognition of equity-settled share-based payments at fair value at the date of grant and the recognition of liabilities for cash-settled share-based payments at the current fair value at each balance sheet date. Prior to the adoption of IFRS 2, the Group did not recognise the financial effect of share-based payments until such payments were settled.

In accordance with the transitional provisions of IFRS 2, the Standard has been applied retrospectively to all grants of equity instruments after 7 November 2002 that were unvested as of 1 July 2005, and to liabilities for share-based transactions existing at 1 July 2005.

The Group currently has a Share Plan and an Option Plan for directors and employees. Loans made under the Share plan are treated as share based compensation under IFRS 2. Under this approach the principal amount of the interest free limited recourse loans provided to acquire shares are reclassified from receivables to a separate class of shareholders' equity ("Shares held for Employee Share Plan"). Dividends paid on shares issued under the share plan, to the extent they are withheld to

repay the loans, are offset against that separate class of shareholders' equity. For the half year ending 31 December 2005, the change in accounting policy has resulted in a net decrease in profit for the year of US$52,962. There was no impact on profits in prior years and no material impact on earnings per share.

Early Adoption of Accounting Standards

The group has elected to apply IFRS 6 *Exploration and Evaluation of Mineral Resources* effective 1 July 2005 even though the standard is not required to be applied until subsequent reporting periods

Future Accounting Standards

At the date of authorization of these financial statements, the following Standards and Interpretations were in issue but not yet effective:

IFRS 7 "*Financial Instruments: Disclosures*"

IFRIC 4 "*Determining whether an Arrangement contains a Lease*"
IFRIC 5 "*Right to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds*"

The directors anticipate that the adoption of these Standards and Interpretations in future periods will have no material impact on the financial statements of the Group.

Notes to the condensed consolidated income statement

	31/12/05 $US'000	31/12/04 $US'000
Revenue from ordinary activities		
Sales revenue	157,713	91,166
Interest revenue	1,870	3,400
Other revenue	123	4,196
Total revenue	159,706	98,762
Cost of sales		
Amortisation and depreciation	9,093	8,593
Cost of production	88,595	73,769
Royalties	862	726
Total cost of sales	98,550	83,088

Details of individual and total dividends and dividend payments

Date the interim dividend is payable	23 March 2006
Record date to determine entitlements to the dividend	2 March 2006
Has the dividend been declared?	Yes

Interim dividends on all securities

		Total amount paid or payable US$'000	Amount per share US$	Franked amount per share
Interim dividend:	Current period	4,972	6 ¢	- ¢
	Previous period	2,483	3 ¢	- ¢

Other disclosures in relation to dividends

The proposed interim dividend for the current period of 6 cents per share has not been provided for in the Condensed Balance Sheet in accordance with International Financial Reporting Standards.

The company does not have a dividend reinvestment plan.

Earnings per security (EPS)

Details of basic and diluted EPS reported separately in accordance with *IAS 33: Earnings Per Share* are as follows.

	31/12/05 $US'000	31/12/04 $US'000
Net Profit:	39,453	5,315
Adjustments:		
Net profit attributable to outside equity interest	(13,538)	687
Earnings used in calculating basic and diluted earnings per share	**25,915**	**6,002**

	Current period Number of Shares	Previous corresponding period Number of Shares
Weighted average number of ordinary shares used in calculating basic earnings per share	82,206,742	81,998,892
Effect of dilutive securities:		
Share options	1,607,210	-
Adjusted weighted average number of ordinary shares used in calculating diluted earnings per share	**83,813,952**	**81,998,892**

Details of entities over which control has been gained or lost during the period

Name of entity (or group of entities) and date of the gain or loss of control	Contribution to net profit (loss)		Profit (loss) for the previous corresponding period	
	Current period $US'000	Previous corresponding period - $US'000	Current period $US'000	Previous corresponding period - $US'000
	-	-	-	-
Total	-	-	-	-

Details of associates and joint venture entities

The economic entity has an interest (that is material to it) in the following entities:

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss)	
	31/12/05	**31/12/04**	**31/12/05 $US'000**	**31/12/04 $US'000**
Mimosa Investments Limited	50%	50%	11,390	6,727
Total			**11,390**	**6,727**

Group's share of associates' and joint venture entities':	**31/12/05 $US'000**	**31/12/04 $US'000**
Profit from ordinary activities before tax	12,333	7,024
Income tax on ordinary activities	(943)	(297)
Profit from ordinary activities after tax	11,390	6,727
Adjustments	-	-
Share of net profit of associates and joint venture entities	**11,390**	**6,727**

Subsequent events

There have been no subsequent events for noting.

Contingency : Moolman Mining Dispute

On 19 December 2005, Aquarius Platinum (South Africa) (Pty) Ltd, AQPSA, rescinded the Marikana Mining contract with Moolman Mining ("Moolmans").

Moolmans was replaced by MCC Mining, an already established contractor at both the Kroondal and Everest Mines. Production at Marikana has thus continued without any untoward interruption.

Rescission of the Moolmans' contract was based on the recent discovery, following an audit by KPMG, that Moolmans misrepresented material facts which induced AQPSA into concluding that contract. The decision to resile from the contract was taken after careful consideration of external forensic accounting and legal advice. AQPSA should not continue in business with an essential supplier who has proved unreliable.

AQPSA has instructed its attorneys vigorously and expeditiously to pursue legal proceedings against Moolmans for recovery of all damages caused by Moolmans. These are estimated to amount to approximately ZAR1 billion. Preparatory work has already commenced and it is anticipated that formal High Court proceedings will be launched not later than May 2006.

Moolmans has alleged the following counterclaims against AQPSA:

a) a claim for escalation ("rise and fall") of R218.5 million, excluding interest.
b) a claim for a so-called 'early termination penalty' of R70m.

These claims alleged by Moolmans will be defended. There is, in AQPSA's view, no reasonable prospect of success for any of Moolmans' claims; no liability has been recognised.

Segment reporting

The economic entity operates in the mining industry through the ownership and operation of platinum group metals mining projects. The group operates in four geographical segments – South Africa, Zimbabwe, Bermuda and Australia.

Geographical segments

31 December 2005 US$'000	Bermuda	South Africa	Australia	Zimbabwe	Eliminations	Consolidated
External sales	-	126,373		31,340		157,713
External other revenues	21	1,052	544	376		1,993
Intersegment revenues	838	-	223	-	(1,061)	-
Segment revenue	859	127,425	767	31,716	(1,061)	159,706
Segment result	(766)	40,005	(888)	12,333	1,350	52,034
Income tax expense						(12,581)
Profit after tax						39,453
Minority interest						(13,538)
Net profit						25,915

31 December 2004 US$'000	Bermuda	South Africa	Australia	Zimbabwe	Eliminations	Consolidated
External sales	-	68,461	-	22,705	-	91,166
External other revenues	4,204	2,870	504	16	2	7,596
Intersegment revenues	3,263	-	214	-	(3,477)	-
Segment revenue	7,467	71,331	718	22,721	(3,475)	98,762
Segment result	2,802	(8,530)	1,873	7,024	1,033	4,202
Income tax expense						1,113
Profit after tax						5,315
Minority interest						687
Net profit						6,002

Issued and quoted securities at end of current period

Category of securities	Total number	Number quoted	Issue price per security (cents)	Amount paid up per security (cents)
Ordinary securities	82,884,892	82,864,892		
Changes during current period:				
Increases through issues	-	-	-	-
Increases through option conversions	131,000	-	-	-
Decreases through returns of capital, buybacks, redemptions	-	-	-	-
Options *(description and conversion factor)*			*Exercise Price*	*Expiry date (if any)*
Unlisted employee options each convertible for one ordinary share				
	1,484,000		£2.50	23/10/11
	380,000	-	£3.32	21/11/13
	1,093,967	-	£2.54	11/06/11
	209,865	-	£2.54	11/06/11
	479,605	-	£2.92	02/11/11
	78,965	-	£3.32	02/08/12
Changes during current period:				
Issued during current period				
Employee options	78,965		£3.32	02/08/12
Exercised during current period	131,000	-	-	-
Expired during current period	16,189	-	-	-

DIRECTORS' DECLARATION

In accordance with a resolution of the Directors of Aquarius Platinum Limited I state that:

In the opinion of the Directors:

a) the financial statements and notes of the consolidated entity:

   i) give a true and fair view of the financial position as at 31 December 2005 and the performance of the consolidated entity for the half-year ended on that date; and

   ii) comply with International Accounting Standard IAS 34; and

b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

Nicholas Sibley
Chairman

Date: 10th February 2006

ERNST & YOUNG

The Ernst & Young Building
11 Mounts Bay Road
Perth WA 6000
Australia

GPO Box M939
Perth WA 6843

Tel 61 8 9429 2222
Fax 61 8 9429 2436

Independent review report to members of Aquarius Platinum Limited

Scope

The financial report and directors' responsibility
The financial report comprises the condensed balance sheet, income statement, cash flow statement, statement of recognised gains and losses and accompanying notes to the financial statements, the other information set out in Appendix 4D to the Australian Stock Exchange (ASX) Listing Rules, and the directors' declaration, for the consolidated entity comprising Aquarius Platinum Limited (the company) and the entities it controlled, for the half-year ended 31 December 2005, but excludes the following sections:

- Results for Announcement to the Market; and
- Directors' Report.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with International Accounting Standard 34 "Interim Financial Reporting" and the ASX Listing Rules as they relate to Appendix 4D. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach
We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to satisfy its financial reporting requirements.

Our review was conducted in accordance with Australian Auditing Standards and International Standards on Auditing applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with , International Accounting Standard 34 "Interim Financial Reporting" and the ASX Listing Rules as they relate to Appendix 4D, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian and International professional ethical pronouncements. In addition to our review of the financial report, we were engaged to undertake other non-audit services. The provision of these services has not impaired our independence.

Statement

Based on our review, which is not an audit, nothing has come to our attention that causes us to believe that the financial report for Aquarius Platinum Limited does not give a true and fair view of the financial position of the consolidated entity comprising the company and its controlled entities as at 31 December 2005, and of its results of operations and cash flows for the period then ended in accordance with International Financial Reporting Standards and the ASX Listing Rules as they relate to the Appendix 4D.

Ernst & Young

J P Dowling
Partner
Perth
Date 10 February 2006

JPD:HG:AQUARIUS:200

AQUARIUS
PLATINUM LIMITED

10 February 2006

HALF YEAR RESULTS: 31 DECEMBER 2005

GROUP NET PROFIT UP 332% PERIOD-ON-PERIOD
NET PROFIT FROM OPERATIONS UP NEAR EIGHT-TIMES PERIOD-ON-PERIOD
INTERIM DIVIDEND DOUBLES TO 6 US CENTS PER SHARE

Highlights of the half year

- **Net Profit $25.9 million, cash profit $38.7 million**
- **Profit achieved from operations up 793% to $25.9 million from $2.9 million**
- **Interim dividend doubles to 6 US cents per share**
- **Record half year production**

Operational

- On-mine production up 47% to 362,418 PGM ounces (Aquarius attributable production up 36% to 198,426 PGM ounces)
- P&SA1 at Kroondal expansion delivers a 67% increase in production to 232,537 PGM ounces (Aquarius attributable production 116,269 PGM ounces)
- P&SA2 at Marikana implemented with effect from second quarter start
- Everest Mine commissioned in November 2005, produces 7,111 PGM ounces in December
- Mimosa Mine production up 18% at 71,762 PGM ounces (Aquarius attributable production 35,881 PGM ounces)

Financial

- Revenues increased 62% to $159.7 million. Average basket prices increased to $876 per PGM ounce in South Africa and $637 per PGM ounce in Zimbabwe
- Net profit after tax "cash-basis" up 125% at $38.7 million (48.7 US cents per share)
- Accounting profit (to IFRS) at $25.9 million (31.5 cents per share) after deducting amortisation, depreciation fair value uplift of $12.8 million
- All operations contributed to net profit for the half year
- Consolidated cash balances rose by $10 million during period to $85 million
- Debt refinancing facility completed on more favourable terms

Strategic

- 'New order' mining rights applications at an advanced stage
- P&SA2 at Marikana implemented to unlock potential at the Marikana mine
- Mimosa expansion (Wedza Phase IV Upgrade) announced and on track to increase mine production to 168,750 PGM ounces
- MCC appointed as primary open cast mining contractor at Marikana, commencing operations in January 2006
- Aquarius accepted for inclusion in to the FTSE 250 in December

Commenting on the results, Stuart Murray, CEO of Aquarius Platinum said, *"Aquarius has delivered solid results for the half year. A more than threefold increase in net earnings is a direct result of our unrivalled production growth and a firm operational performance, at a time of good platinum group metal prices. The outlook for the remainder of the year is positive, providing the confidence to increase the interim dividend to 6 US cents per share."* .

Financial results: Half Year to 31 December 2005

Aquarius Platinum Limited announces consolidated earnings for the half year to 31 December 2005 of $25.9 million (31.5 cents per share). Profit on a "cash-basis" is $38.7 million.

Revenues from ordinary activities for the period rose 62% to $159.7 million (comprising sales revenue of $157.5 million and interest and other income of $2.0 million) from $98.8 million (sales revenue $92.2 million and interest and other income of $7.6 million).

Costs of production rose by 20% to $88.6 million with an increase in production of 31% to 191,315 operating PGM ounces (total attributable production of 198,426 PGM ounces less Everest production of 7,111 PGM ounces).

Operating performances at Kroondal and Mimosa were good, resulting in the majority of profits earned. Marikana delivered a maiden net profit, despite difficult conditions and poor contractor performance by Moolman Mining SA, largely on the back of improved commodity prices and a reduced depreciation and amortisation charge as a result of the implementation of the P&SA2. The CTRP, despite experiencing problematic feed stock quality issues, delivered a modest net profit for the period.

Amortisation and depreciation were marginally higher at $9.1 million, up from $8.6 million, despite a 31% increase in production from operations (excluding Everest) and includes an additional $0.5 million in depreciation and amortisation as a result of the adoption of IFRS. The implementation of the P&SA2 which extended the life of mine at Marikana, resulted in a reduced depreciation and amortisation charge to the income statement. This together with rising platinum group metal prices resulted in a modest net profit at this operation.

Aquarius incurred net finance charges for the period of $0.5 million, comprising $1.8 million in interest income and $2.3 million interest expense. Interest incurred as part of the BEE transaction of $1.0 million was capitalised as part of the Everest construction costs.

Net profits from operations rose from $2.9 million (prior period of $6.0 million included $3.1 million profit on sale of 2% of AQPSA per the BEE transaction) to $25.9 million, a 793% increase, following good operating performances at Kroondal and Mimosa, coupled with rising platinum group metal basket prices in both South Africa and Zimbabwe.

The Directors have declared an interim dividend of 6 US cents per share (2005: 3 US cents per share) payable on 23 March 2006 to shareholders registered on 2 March 2006.

Aquarius' cash balances of $85 million at 31 December 2005 are expected to increase progressively in the second half of the year as Group production increases with additional production from the Everest Mine. This together with the new RMB facility will provide Aquarius with the requisite funding for any future growth opportunities and for balance sheet optimisation.

Group Financials by Operation

$ million	Kroondal	Marikana	Mimosa 50%	CTRP	Everest*	Corporate	Total
PGM ounces (attributable)	116,269	37,716	35,881	1,449	7,111	-	198,426
Revenue (net of FX sales variance)	92.6	30.4	31.7	1.2	-	1.5	157.4
Cost of sales	(48.7)	(29.6)	(19.4)	(0.9)	-	-	(98.6)
Gross profit	**43.9**	**0.8**	**12.3**	**0.3**	-	**1.5**	**58.8**
Amortisation of fair value	(3.2)	(0.3)	(0.3)	-	-	-	(3.8)
Gross profit after FVU	**40.7**	**0.5**	**12.0**	**0.3**	-	**1.5**	**55.0**
Corporate admin and other costs	-	-	-	-	-	(2.0)	(2.0)
Foreign currency gain/(loss)	0.3	0.9	0.5	-	-	(0.4)	1.3
Finance charges	-	-	-	-	-	(2.3)	(2.3)
Profit/(loss) before tax	**41.0**	**1.4**	**12.5**	**0.3**	-	**(3.2)**	**52.0**
Tax Expense	-	-	-	-	-	(12.6)	(12.6)
Profit/(loss) after tax	**41.0**	**1.4**	**12.5**	**0.3**	-	**(15.8)**	**39.4**
Minority interest	-	-	-	-	-	(13.5)	(13.5)
Profit/(loss) after minority interes	**41.0**	**1.4**	**12.5**	**0.3**	-	**(29.3)**	**25.9**

**Everest costs were capitalised to 31 December 2005. The mine will be handed over to operations on 1 January 2006.*

Mine Operations

On mine financial performances:	Kroondal	Marikana	Everest	Mimosa	CTRP
PGM ounces (attributable)	116,269	37,716	7,111	35,881	1,449
Revenue (net of FX variance on sales) ($m)	92.6	30.4	-	31.7	1.2
Cash Costs (Rand per PGM ounce)	2,459	4,642	3,136	-	3,187
Cash costs ($ per PGM ounce)	377	712	494	343	501
Gross margin	53%	14%	28%	61%	44%
EBITDA ($m)	**47.8**	**4.4**	**-**	**13.2**	**0.4**

Production

Total on-mine production increased 47% to 362,418 PGM ounces. Attributable group production for the half year was 198,426 PGM ounces (including 7.111 PGM ounces from Everest), an increase of 36% over the previous corresponding period. The Group's production profile will continue to increase in the second half as the Everest Mine continues to ramp-up. Following successful commissioning at Everest in December 2005, the mine was handed to operations in January 2006.



Aquarius Group PGM Production
Half Year Total Mine & Operation Attributable Production PGM Ounces
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
PGM Ounces
Jun-04
Dec-04
Jun-05
Dec-05
Kroondal Attributable
Marikana Attributable
Everest
Mimosa Attributable
CTRP Attributable
Total Mine Production

Production by Mine and Production by Mine attributable to Aquarius

PGMs (3E+Au)	Production by Mine		Production attributable to Aquarius	
	Half Year ended Dec 2004	Half Year ended Dec 2005	Half Year ended Dec 2004	Half Year ended Dec 2005
Kroondal	139,099	232,537	69,504	116,269
Marikana	45,713	48,111	45,713	37,716*
Mimosa	60,994	71,762	30,497	35,881
CTRP	-	2,897	-	1,449
Everest	-	7,111	-	7,111
Total	**245,806**	**362,418**	**145,714**	**198,426**

**P&SA2 at Marikana implemented with effect from second quarter, resulting attributable production reducing by 10,395 PGM ounces for the period.*

Foreign Exchange

The Rand depreciated 4.7% period on period, from an average of R6.23 per dollar to R6.52 per dollar.



Rand : $ Exchange Rate
8.00
7.50
7.00
6.50
6.00
5.50
5.00
4.50
4.00
Dec-03
Jun-04
Dec-04
Jun-05
Dec-05

Platinum Group Metal Prices



Platinum Group Metal Prices
($ per ounce)
1,200
1,000
800
600
400
200
0
Pt, Pd & Au ($ per ounce)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Rh ($ per ounce)
Dec 03
Jun 04
Dec 04
Jun 05
Dec 05
Platinum
Palladium
Gold
Rhodium

The prices for platinum group metals showed healthy gains over the period, with the PGM basket price (platinum, palladium, rhodium and gold) in South African averaging $872 per PGM ounce across the operations and averaging $637 per PGM ounce in Zimbabwe. The South African basket price increased 23% over the period to $966 per PGM ounce at the end of December. The Zimbabwean basket price increased 20% to $746 per PGM ounce at the end of December.



Platinum Group Metal Basket Prices
($ and Rand per ounce PGM ounce)
1,200
1,000
800
600
400
200
0
$/oz
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
R/oz
Dollar per South African PGM Ounce
Dollar per Zimbabwean PGM Ounce
Rand per South African PGM Ounce
Dec 03
Jun 04
Dec 04
Jun 05
Dec 05

Aquarius Platinum Limited
Consolidated Income Statement
For the Half Year ended 31 December 2005
$'000

Audit reviewed

	Note:	Half Year Ended 31/12/05	Half Year Ended 31/12/04	Year Ended 30/6/05
Revenue	(i)	159,706	98,762	222,327
Foreign exchange loss on sales	(ii)	(2,297)	(1,694)	2,797
Cost of sales (including D&A)	(iii)	(98,550)	(83,088)	(174,936)
Gross profit		**58,859**	**13,980**	**50,188**
Amortisation of fair value uplift of mineral properties	(iv)	(3,725)	(2,599)	(6,745)
Gross profit after amortisation of fair value uplift		**55,134**	**11,381**	**43,443**
Corporate Admin & other operating costs	(v)	(1,983)	(3,389)	(5,976)
Finance costs	(vi)	(2,324)	(6,185)	484
Foreign exchange gains/(losses)	(vii)	1,207	2,395	(9,889)
Profit before tax		**52,034**	**4,202**	**28,062**
Income tax expense	(viii)	(12,581)	1,113	(3,446)
Profit after tax		**39,453**	**5,315**	**24,616**
Minority interest	(ix)	(13,538)	687	(3,666)
Net profit		**25,915**	**6,002**	**20,950**
Earnings per share (basic - cents)		31.50	7.32	25.32

Notes on the Consolidated Income Statement

(i) Sales revenue increase reflects increased PGM production and higher PGM basket price achieved

(ii) Reflects effects of adjusting revenue recorded at time of production at Kroondal, Marikana and CTRP to actual receipts received at the end of the four month pipeline

(iii) Cost of sales rose owing to increased production and increased depreciation and amortisation

(iv) Relates to amortisation of purchased goodwill associated with the Kroondal, Marikana and Mimosa mines

(v) Relates to administration costs of the Aquarius Group

(vi) Finance costs were lower owing to repayment of Investec debt and interest cost (relating to BEE transaction) capitalised of $1.0 million against the Everest construction

(vii) Reflects foreign exchange movements on net monetary assets

(viii) Income tax expense for the period for AQPSA and Mimosa

(ix) Minority interests reflect 49.5% outside equity interest of the Savannah Consortium (SavCon) and Impala Platinum Holdings Limited (Implats) in AQPSA

Aquarius Platinum Limited
Consolidated Cash Flow Statement
Half year ended 31 December 2005
$'000

Audit Reviewed

	Note:	Half year ended 31/12/05	Half year ended 31/12/04	Year ended 30/06/05
Net operating cash inflow	(i)	58,701	9,878	31,458
Net investing cash outflow	(ii)	(75,406)	(36,847)	(88,152)
Net financing cash outflow	(iii)	23,496	76,445	54,921
Net increase in cash held		6,791	49,476	(1,773)
Opening cash balance		75,251	77,942	77,942
Exchange rate movement on cash	(iv)	2,912	9,132	(918)
Closing cash balance		**84,954**	**136,550**	**75,251**

Notes on the December '05 Consolidated Cash Flow Statement

(i) Net operating cash flow includes $65 million inflow from operations, income tax paid $6 million and $0.5 million net finance costs

(ii) Reflects payments for mine development and development costs

(iii) Reflects net proceeds from borrowings $27 million, proceeds of the issue of shares $0.6 million and payment of dividends of $4.1 million

(iv) Reflects movement of Rand against the US dollar

Aquarius Platinum Limited
Consolidated Balance Sheet
At 31 December 2005
$'000

Audit Reviewed

		Half year ended		Year ended
	Note:	**31/12/05**	**31/12/04**	**30/06/05**
Assets				
Cash assets		84,954	136,746	75,251
Current receivables	(i)	46,098	34,162	44,695
Other current assets	(ii)	22,798	20,192	16,312
Property, plant and equipment	(iii)	145,335	155,289	137,819
Mining assets	(iv)	333,675	254,330	271,050
Other non-current assets		460	512	437
Total assets		**633,320**	**601,231**	**545,564**
Liabilities				
Current liabilities	(v)	37,089	58,821	35,480
Non-current payables	(vi)	158,190	176,697	150,735
Non-current interest-bearing liabilities	(vii)	44,042	18,519	16,037
Other non-current liabilities	(viii)	85,811	82,584	78,315
Total Liabilities		**325,132**	**336,621**	**280,567**
Net assets/(liabilities)		**308,188**	**264,610**	**264,997**
Equity				
Parent entity interest		260,014	233,907	235,352
Minority interest		48,174	34,431	32,573
Total Equity		**308,188**	**268,338**	**267,925**

Notes on the December 05 Consolidated Balance Sheet

(i) Reflects debtors receivable on increased PGM concentrate sales
(ii) Reflects PGM concentrate inventory
(iii) Represents fixed assets within the Group
(iv) Increase in mining assets reflects Kroondal, Marikana, Mimosa and Everest mining (mining rights)) assets
(v) Includes tax payable ($11 million) and creditors ($26 million)
(vi) Includes BEE deferred settlement proceeds ($10.5 million) and non interest bearing portion of AQPSA shareholder loans (Implats $66 million and Savcon $81.5 million)
(vii) Includes interest bearing debt payable to RMB ($27 million), interest bearing shareholder loan Savcon ($17 million)
(viii) Reflects deferred tax liabilities $59.9 million, provision for closure costs $25.8 million

Operations

AQUARIUS PLATINUM (SOUTH AFRICA) (PTY) LTD (Aquarius Platinum 50.5%)

Kroondal Platinum Mine

Safety

The (12-month rolling average) DIIR deteriorated to 0.96 during the half year. Action has been initiated to reduce the number of disabling injuries on the mine.

Mining

- Underground operations hoisted a record 2.9 million tons from underground with a further 285,000 tons from opencast for the half year
- The new No. 4 decline was established and was transferred as of 21st December 2005, as part of the boundary adjustments with the Marikana P&SA2 in exchange for the RPM Townlands Block

Processing

- Plant feed increased to a record 3.2 million tons
- Plant head grade and recoveries fell marginally to 2.92g/t PGM and 78% respectively
- Record production of 232,537 PGM ounces, a 67% increase period on period

Revenue

The PGM basket price for the half year increased 28% period on period to $879 per PGM ounce, resulting in mine revenue of R1.226 billion for the half year (AQPSA share 50%). The on-mine cash margin for the half year to December 2005 rose to 53% compared to 38% for the first half to December 2005.

Operations

PGM production increased by 67% to a record 232,537 PGM ounces for the half year (Aquarius attributable 116,269 PGM ounces). Plant head grade fell marginally to 2.92g/t PGM in the half year. The K1 and the new K2 plant both performed well, processing a combined record of 3.2 million ROM tons, an 83% increase period on period. 131,000 ROM tons remained on the surface stockpile at the end of the half year.

An increase in the opencast blend from 8% to 10% at the end of the half year marginally reduced recoveries to 78% for the half year. The blend ratio was required to allow for a build up of an underground stockpile in preparation for the Christmas and New Year holiday season. During the half year some process upgrades were completed at the K1 Plant.

Cash costs per ROM ton decreased by 3.2% to R179 period on period. Cash costs per PGM ounce increased 5.8% to R2,459 per PGM ounce period on period, a credible performance over the 12 months. It should be noted that includes a combination of costs for development and ledging operations as a result of deepening the P&SA1 declines (R391 per PGM ounce), and higher costs associated with the increase in open cast blend, notably from deeper open pit tons.

Kroondal Operating Costs Reconciliation

R per PGM ounce	6 months Dec 2005	6 months Dec 2004	Variance
Cash costs	2,459	2,323	(136)
P&SA1 decline development	(270)	(267)	3
Grade dilution owing to decline development	(121)	(R40)	81
Cash costs after adjustments	2,069	2,016	52

Development and equipping of additional underground mining areas continued at the Central, East, No. 3 and No. 4 decline shafts. This will ensure steady state production going forward, even though the No. 4 decline will now form part of the Marikana P&SA2. A substantial total of 2,050 meters of development was completed.

AQPSA's commitments on the P&SA1 expansion project totalled R322 million at 31 December 2005 with R306 million paid. The expected final expansion capital cost to AQPSA of the P&SA1 is estimated at R345 million (escalated) comparing favourably to the cost of R370 million (unescalated) estimated at the time of the P&SA1 announcement in June 2003. Future capital expenditure at P&SA1 will be largely of a sustaining nature to maintain steady-state operations.

Marikana Platinum Mine

Safety

The 12 month rolling average DIIR for the half year improved to 0.76.

Mining

- The contract with Moolman Mining South Africa (MMSA) was rescinded on 19th December 2005 on grounds of material misrepresentation by MMSA at time of tender
- MCC were appointed in MMSA's stead, commencing operations in January 2006
- Stockpiles at the end of the half year totalled 54,000 ROM tons
- Trial underground mining extended 140 meters down dip of the portals

Processing

- 700,000 ROM tons were processed from the pits during the period
- Overall concentrator recoveries for the half year were 62%
- 48,111 PGM ounces were produced (Aquarius attributable 37,716 PGM ounces)

Revenue

The PGM basket price for the half year increased 25% period on period to $863 per PGM ounce. AQPSA's Marikana revenues for the half year were R197 million, greater than 50% of mine revenues for the period owing to:

(a) the P&SA2 becoming effective retrospectively to September 22nd 2005; and
(b) pipeline payment effects

Cash costs for the half year were negatively impacted as a result of near normal stripping ratios coupled with under delivery of reef. A high strip ratio of 35:1 during the half year, coupled with the increased proportion of poor recovery ores, resulted in a cash cost of R4,642 per PGM ounce, a reduction of 1.3% period on period.

AQPSA's cash margin for the half year improved from -30% to 14% owing to higher basket prices and a marginal improvement in cash costs to R4,642 per PGM ounce. The margin figure was enhanced by pipeline effects owing to prices over the period.

Operations

Mine reef tons fell to 736,000 tonnes.. However, improvements in recoveries to 62% resulted in a 5% increase in production to 48,111 PGM ounces (Aquarius attributable 37,716 PGM ounces).

A zone of large boulders was encountered in Pit A which resulted in low digging rates in this area. The issue was resolved by revising the drilling pattern. Extended depth of weathering in Pits A and SW affected PGM recoveries from these ores thereby requiring blending with unoxidised ore and thus affecting overall plant throughput. This resulted in a ROM stockpile of 54,000 tons of weathered material containing an estimate recoverable 2,400 PGM ounces.

Marikana Pool & Share Agreement (P&SA2)

The P&SA2 between AQPSA and Anglo Platinum was retrospectively implemented in September 22nd 2005. Production is anticipated in January 2006 from No. 4 shaft, transferred from Kroondal P&SA. The upgrading of the metallurgical plant at Marikana to a capacity of 250,000 tons per month will commence shortly. Currently down-dip developments on the No. 4 shaft declines as well as lateral development to the West are on schedule.

Trial Underground Mining

The portals were successfully established and sinking has progressed to 140 meters down-dip. The dip of the Marikana ore body is flatter than initially envisaged which will allow for more conventional bord and pillar mining and is expected to positively impact on the production ramp-up rates of the P&SA2.

All lateral development for ventilation purposes was completed to the east of the declines and underground development has progressed to the extent that mechanical installations commenced in January 2006.

Moolman Mining Dispute

On 19 December 2005, Aquarius Platinum (South Africa) (Pty) Ltd, AQPSA, rescinded the Marikana Mining contract with Moolman Mining ("Moolmans").

Moolmans was replaced by MCC Mining, an already established contractor at both the Kroondal and Everest Mines. Production at Marikana has thus continued without any untoward interruption.

Rescission of the Moolmans' contract was based on the recent discovery, following an audit by KPMG, that Moolmans misrepresented material facts which induced AQPSA into concluding that contract. The decision to resile from the contract was taken after careful consideration of external forensic accounting and legal advice. AQPSA should not continue in business with an essential supplier who has proved unreliable.

AQPSA has instructed its attorneys vigorously and expeditiously to pursue legal proceedings against Moolmans for recovery of all damages caused by Moolmans. These are estimated to amount to approximately ZAR1 billion. Preparatory work has already commenced and it is anticipated that formal High Court proceedings will be launched not later than May 2006.

Moolmans has alleged the following counterclaims against AQPSA:

a) a claim for escalation ("rise and fall") of R218.5 million, excluding interest;
b) a claim for a so-called 'early termination penalty' of R70 million.

These claims alleged by Moolmans will be defended. There is, in AQPSA's view, no reasonable prospect of success for any of Moolmans' claims and no liability has been recognised.

Everest Platinum Mine

Safety

The (12 month rolling average) DIIR for the first half was 1.18 for the half year. Regrettably on 17th October 2005 an assistant pipe fitter suffered fatal injuries when he fell from a steel structure 8 metres high. An investigation has been completed by the Department of Minerals and Energy; however, the report has not yet been issued. The preliminary indications are that the assistant pipe fitter was issued and trained in the use of a safety harness; however, he failed to secure himself. All employees working at height have been retrained.

Mining

- Opencast operations ahead of schedule with 279,000 tons produced during the period
- Underground development continuing, producing 85,000 tons in the period
- Stockpiles at the end of the half year totalled 472,000 tons

Processing

- Concentrator plant hot commissioned ahead of schedule
- 128,757 tons were processed
- 7,111 PGM ounces produced
- In line with the commissioning period, concentrator plant recoveries were 55%

Revenue

The PGM basket price for the period was $886 per PGM ounce. Revenue for the half year was R31 million which will be credited to the capital cost of the project.

As a result of the more rapid ramp-up of operations and the prospect of maintaining the mine in positive net profit territory from hereon, the mine will convert to operational status from 1st January 2006.

Operations

Opencast mining remained ahead of programme, with a total of 279,000 tons produced during the half year. The opencast mining area continues to perform well in terms of production and costs, providing the bulk of the reef stockpile.

Underground mining progressed well during the period, with on-reef decline development and the first stoping sections being established. Underground production tonnages were as planned, with 85,000 tons of underground ROM tons produced. Equipping of the underground mining is on track with conveyor installations, ventilation and mining services completed on schedule. The underground mining is ramping up as planned within budget, and no significant geological or mining problems have been experienced. The combined opencast and underground mining have yielded a cumulative stockpile of 472,000 ROM tons.

The Everest construction programme finished approximately a month ahead of schedule with hot commissioning commencing at the end of November 2005. Hot commissioning proceeded very well with 128,757 tons milled during the December production month to produce 7,111 PGM ounces. The plant performed within expectations for the commissioning period with a recovery of 55%. Plant feed consisted predominantly of open cast ore at a head grade of 3.12 g/t PGM. Process plant availability and throughput is encouraging and a steady ramp-up in tonnage throughput is anticipated in the current quarter.

Project Capital Expenditure

The capital expenditure budget is R819 million including a R33 million allowance for escalation. The project capital expenditure commitments were R622 million at the end of the December 2005 with capital expenditure spent to date of R413 million. It is anticipated that the project will now incur capital expenditure of approximately R707 million as a result of:

- Direct project savings identified of R23 million;
- Escalation allowance of R33 million not utilised; and
- Early project start savings at R56 million as a result of no longer capitalising working costs for from January 2006.

Mimosa Mine (Aquarius 50%)

Safety

The mine recorded a significant improvement in safety performance. The (12 month rolling average) DIIR for the half year was 0.12.

Mining

- Underground operations hoisted 862,000 tonnes, a 31% increase period on period

Processing

- Plant feed increased to a record 3.2 million tons
- Plant head grade and recoveries improved marginally to 3.74g/t PGM and 78% respectively
- Production of 71,762 PGM ounces (Aquarius attributable 35,881 PGM ounces)

Revenue

The PGM basket price for the half year increased by 10% period on period to $637 per PGM ounce. Together with the contribution from base metals (approximately 29% of gross revenue), this generated sales revenue for the half year of $55.4 million, with a gross cash margin increase of 61%.

Operations

During the half year mining operations hoisted a total of 862,000 ROM tons compared. The average plant head grade for the half year improved 2% period on period to 3.74g/t PGM. Production for the half year improved 18% period on period to a record 71,762 PGM ounces.

The plant optimisation programme continued during the half year, focusing on the use of alternative grinding media and reagents. The objectives of the trials were to improve metal recovery rates and identify a reliable supplier of materials. Following the trials, appropriate and cost effective reagents and grinding media have been selected.

Cash costs per PGM ounce rose for the period by 7.5% to US$343 per PGM ounce. The cash cost net of by-product credits fell by 5% to US$100 per PGM ounce. The second quarter saw a strong improvement in cash costs to $325 per PGM ounce ($94 per ounce after by-product credits) in part owing to a relaxation of controls on foreign exchange management through the Tradeable Foreign Currency Balance System (TFCBS).

Dividend receipts from Mimosa continue to be passed through to shareholders.

Wedza Phase IV Upgrade

Work on the Wedza Phase IV Upgrade project to take production from 120,000 tons to 150,000 tons milled per month commenced during the half year following the granting of all requisite approvals by government. The project is on track for commissioning in May 2006, ramping to full production in July 2006.

Chromite Tailings Retreatment Plant (CTRP) (Aquarius Platinum 50%)

Safety

No accidents were reported during the period.

Processing

- 98,000 tons processed during the half year
- 2,897 PGM ounces produced

Operations

Throughput of current arisings from the Kroondal Chrome Mine and dump material from the Bayer Chrome Mine rose to above planned levels during the half year. The additional Bayer related feed rates had a negative impact on recoveries which dropped as low as 20% at times. It has been determined that the dump material requires further upgrading prior to being fed to the CTRP. The quantity of dump material has since been restricted and will remain so until further metallurgical work is completed. By December, recoveries on the current arisings had improved to over 40%.

Test work at Mintek was commissioned to better understand the metallurgical characteristics of the various feed sources. Preliminary results are providing a strong basis for improved performance in the future but the challenges are more complex than initially predicted. The project planning for the retrofit of additional process equipment is underway and designs will be finalised following the final results of the Mintek test work.

Cash operating costs per ton were R95 per ton treated, and R3,187 per PGM ounce. A cash margin of 44% was achieved.

CORPORATE MATTERS

AQP Directorate

Subsequent to the end of the half year, Ms Cathie Markus tendered her resignation from the Board of Directors of Aquarius Platinum Limited. The Board wish to record its appreciation of Ms Markus' contribution towards the growth of the Company during her tenure as director.

AQPSA Directorate

It is with great sadness that the Board of Directors of Aquarius Platinum South Africa announces the death of Bruce Sutherland on 27 October 2005. Bruce was involved with Aquarius since its inception, formerly as a Director of Kroondal Platinum Mines Limited and subsequently as an AQPSA Director and mining consultant. He was a force in guiding the management of this young company and his contributions will be sorely missed.

AQPSA is pleased to announce the appointment of Peter Ledger as a Non-Executive Director and mining consultant to the Board of Aquarius Platinum South Africa as of January 2006. Peter was previously an Executive Director of Lonmin plc, responsible for its South African mining operations, retiring from this position in January 2005.

Conversion of South African mining and prospecting rights

a) **Mining Rights**

The applications for Kroondal and Marikana have been passed on by the regional office of the Department of Minerals and Energy to its Head Office in Pretoria. The Everest conversion is still with the regional office and it is anticipated that this should be passed on to Head Office by the end of March 2006.

b) **Prospecting Rights**

Two new order applications have been granted: Hoogland and Chieftains Plain.

New debt facility

AQPSA has entered into a new debt facility with Rand Merchant Bank to refinance its existing debt facilities on significantly improved terms. The new facility of R700 million will provide AQPSA with the requisite funding for any future growth opportunities and for balance sheet optimisation. It reflects the substantially improved operational profile of AQPSA in comparison to that in existence when the Investec facility was originally entered into in 2002.

The facility has been structured as a 6 year amortising senior loan and provides AQPSA with a large degree of flexibility in managing its funding cost and financial risk. The facility can be denominated in either Rands or US Dollars at AQPSA's election and AQPSA is entitled at any time during the facility term to repay and or redraw principle amounts subject to the amortising facility limit not being breached.

The margin payable on the new facility is 190 basis points above both JIBAR and LIBOR.

Statistics	Unit	Kroondal P&SA1		Marikana P&SA2		Everest		Mimosa		CTRP	
		6 months Dec 2005	6 months Dec 2004	6 months Dec 2005	6 months Dec 2004	6 months Dec 2005	6 months Dec 2004	6 months Dec 2005	6 months Dec 2004	6 months Dec 2005	6 months Dec 2004
Safety											
DIIR	Rate/200,000 man hours	0.96	0.66	0.76	0.75	1.18	-	0.12	0.40	0	-
Revenue											
Gross revenue	Millions	1,227	521	197	165	31	-	55.40	40	17	-
PGM basket Price	$/oz	879	686	863	688	886	-	637	580	1,024	
Gross cash margin	%	53	38	14	(30)	28	-	61	62	44	-
Nickel Price	$/lb	6.17	6.37	6.17	6.36	6.09	-	6.53	6.11	6.17	-
Copper Price	$/lb	1.83	1.35	1.83	1.35	2.08	-	1.60	1.08	1.83	-
Ave R/$ rate		6.52	6.23	6.52	6.23	6.35	-	-	-	6.52	-
Cash Costs on-mine											
Per ROM ton	R/ton	179	185	303	281	168	-	-	-	95	-
	$/ton	27	30	47	45	27	-	32	29	15	-
Per PGM (3E+Au)	R/oz	2,458	2,323	4,642	4,699	3,136	-	-	-	3,268	-
	$/oz	377	373	712	755	494	-	343	319	501	-
Per PGE (5E+Au)	R/oz	2,025	-	3,857	-	2,695	-	-	-	2,318	
	$/oz	311	-	592	-	424	-	-	-	356	-
Capex											
Current/Sustaining 100%	R'000s	33,525	1,497	6,746	7,148	-	-	-	-	-	-
	$'000s	5,145	236	1,035	1,148	-	-	4,327	9,154	-	-
Expansion 100%	R'000s	57,936	313,347	8,147	-	349,189	-	-	-	378	-
	$'000s	8,891	50,593	1,250	-	55,026	-	3,581	656	58	-
Mining Processed											
Underground	ROM ton '000s	2,911	1,595	36	-	39	-	862	656	-	-
Open Pit	ROM ton '000s	285	151	700	764	89	-	-	-	-	-
Total	ROM ton '000s	3,195	1,746	736	764	129	-	862	656	98	-
Grade											
Plant Head	g/t PGM	2.92	3.09	3.25	3.75	3.12	-	3.74	3.66	2.95	-
Recoveries	%	78	80%	62	50%	55	-	78	76.9	33	-
PGM Production											
Platinum	Ozs	138,959	83,048	30,131	29,745	4,161	-	36,509	31,284	1,801	-
Palladium	Ozs	67,752	40,286	13,288	12,253	2,351	-	27,497	23,076	632	-
Rhodium	Ozs	24,672	15,008	4,327	3,309	532	-	2,797	2,408	458	-
Gold	Ozs	1,155	667	365	406	67	-	4,959	4,226	6	-
Total PGM (3E+Au)	Ozs	232,537	139,009	48,111	45,713	7,111	-	71,762	60.994	2,897	-
Total PGE (5E+Au)	Ozs	282,268	-	57,887	-	8,223	-	-	-	4,085	-
Base Metals Production											
Nickel	Tons	222	130	72	49	13	-	1,000	891	-	-
Copper	Tons	98	57	41	26	5	-	832	736	-	-
Chromite (000)	Tons '000s	258	119	104	124	-	-	30	26	-	-

Data reflects 100% of operations

Aquarius Platinum Limited
Incorporated in Bermuda
Exempt company number 26290

Board of Directors

Nicholas Sibley	Independent Non-executive Chairman
Stuart Murray	Chief Executive Officer
David Dix	Independent Non-executive
Edward Haslam	Independent Non-executive
Sir William Purves	Senior Independent Non-executive Director
Patrick Quirk	Independent Non-executive
Zwelakhe Sisulu	Non-executive
Catherine Markus	Non-Executive Director (resigned 17th January 2006)

Audit/Risk Committee
Sir William Purves (Chairman)
David Dix
Edward Haslam
Nicholas Sibley

Remuneration/Succession Planning Committee
Edward Haslam (Chairman)
Nicholas Sibley

Nomination Committee
The full Board comprises the Nomination Committee

Company Secretary
Willi Boehm

Issued Capital
At 31 December 2005, the Company had on issue:
82,864,892 fully paid common shares
3,746,402 unlisted options

Substantial Shareholders 31 December 2005	Number of Shares	Percentage
Impala Platinum Holdings Ltd	7,141,966	8.6
National Nominees Limited	5,788,271	7.0
J P Morgan Nominees Australia Limited	4,750,117	5.7
ANZ Nominees Limited	4,343,794	5.2

Broker (LSE)
Williams de Broë
6 Broadgate
London EC2M 2RP

Telephone: +44 (0)20 7588 7511
Facsimile: +44 (0)20 7588 8860

Broker (ASX)
Euroz Securities
Level 14, The Quadrant
1 William Street
Perth WA 6000

Telephone: +61 (0)8 9488 1400
Facsimile: +61 (0)8 9488 1478

Sponsor (JSE)
Investec Bank Limited
100 Grayston Drive
Sandown Sandton 2196

Telephone:+27 (0)11 286 7326
Facsimile:+27 (0)11 291 1066

Aquarius Platinum (South Africa) (Proprietary) Ltd
50.5% Owned
(Incorporated in the Republic of South Africa)
Registration Number 2000/000341/07
The Great Wall Group Building
Block A, 1st Floor
5 Skeen Boulevard
Bedfordview South Africa 2007
P O Box 1282
Bedfordview South Africa 2009
Telephone: +27 (0)11 455 2050
Facsimile: +27 (0)11 455 2095
Email: info@aquariussa.co.za

Aquarius Platinum Corporate Services Pty Ltd
100% Owned
(Incorporated in Australia)
ACN 094 425 555

Level 4, Suite 5
South Shore Centre
85 The Esplanade
South Perth Western Australia 6151
Telephone: +61 (0)8 9367 5211
Facsimile: +61 (0)8 9367 5233
Email: info@aquariusplatinum.com

AQPSA Management

Stuart Murray	Executive Chairman
Gert Ackerman	Managing Director.
Ayanda Khumalo	Finance Director
Neil Collett	General Manager Business Development
Graham Ferreira	General Manager Finance & Company Secretary
Hugo Höll	General Manager Everest
Robert Mallinson	General Manager Marikana
Gordon Ramsay	General Manager Projects
Dave Starley	General Manager Kroondal
Gabriel de Wet	General Manager Engineering

Mimosa Mine Management

Alex Mhembere	Managing Director
Winston Chitando	Finance Director
Herbert Mashanyare	Technical Director
Peter Chimboza	Operations Director

Glossary

A$	Australian Dollar
Aquarius	Aquarius Platinum Limited
ABET	Adult Basic Education Training programme
APS	Aquarius Platinum Corporate Services Pty Ltd
AQPSA	Aquarius Platinum (South Africa) Pty Ltd
ASACS	Aquarius Platinum (SA) (Corporate Services) (Pty) Limited
DIFR	Disabling Injury Incidence Rate - being the number of lost time injuries expressed as a rate per 1,000,000 man-hours worked
DIIR	Disabling Injury Incidence Rate - being the number of lost time injuries expressed as a rate per 200,000 man-hours worked
EMPR	Environmental Management Programme Report
Everest	Everest Platinum Mine
Great Dyke Reef	A PGE bearing layer within the Great Dyke Complex in Zimbabwe
g/t PGM	Grams per tonne, measurement unit of grade (1 g/t = 1 part per million)
JORC code	Australasian code for reporting of Mineral Resources and Ore Reserves
JSE	JSE Securities Exchange South Africa
Kroondal	Kroondal Platinum Mine
LHD	Load Haul Dump machine
Marikana	Marikana Platinum Mine
Mimosa	Mimosa Mining Company (Private) Limited
NOSA	National Occupational Safety Association
PGE(s) (6E)	Platinum Group Elements. Six metallic elements commonly found together which constitute the platinoids. These are platinum (Pt), palladium (Pd), rhodium (Rh), ruthenium (Ru), osmium (Os) and iridium (Ir)
PGE(s) (5E+Au)	Platinum Group Metals. Five metallic elements commonly found together which constitute the payable platinoids plus gold. These are platinum (Pt), palladium (Pd), rhodium (Rh), ruthenium (Ru), iridium (Ir) and gold (Au)
PGM(s) (3E+Au)	Platinum Group Metals as reported by Aquarius Platinum. These are platinum (Pt), palladium (Pd), rhodium (Rh) and gold (Au) constituting the majority of payable metal in the UG2 Reef
P&SA1	Pooling & Sharing Agreement between AQPSA and RPM Ltd on Kroondal
P&SA2	Pooling & Sharing Agreement between AQPSA and RPM Ltd on Marikana
R	South African Rand
RK1	Consortium comprising Aquarius Platinum (SA) (Corporate Services) (Pty) Limited (ASACS), GB Mining and Exploration (SA) (Pty) Limited (GB) and Sylvania South Africa (Pty) Ltd (SLVSA)
ROM	Run of Mine. The ore from mining which is fed to the concentrator plant. This is usually a mixture of UG2 ore and waste
RPM	Rustenburg Platinum Mines Limited
TKO	TKO Investment Holdings Limited
Ton	1 Metric tonne (1 000kg)
UG2 Reef	A PGE bearing chromite layer within the Critical Zone of the Bushveld Complex
$	United States Dollars
Z$	Zimbabwe Dollar

Further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 (0)8 9367 5211

In United Kingdom:

Nick Bias
Aquarius Platinum Limited
+ 44 (0)7887 920 530

Alex Buck
Buckbias Limited
+44 (0)7392 740 452

In South Africa:

Stuart Murray
Aquarius Platinum (South Platinum) (Pty) Ltd
+27 (0)11 455 2050

Charmane Russell
Russell & Associates
+27 (0)11 880 3924

or visit: **www.aquariusplatinum.com**

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Aquarius Platinum Limited
ABN/ARBN	087 577 893

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Stuart Murray
Date of last notice	25 November 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	20 February 2006
No. of securities held prior to change	15,000 shares 834,865 unlisted options
Class	Ordinary Shares
Number acquired	625,000 shares
Number disposed	275,000 shares
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	£6.08
No. of securities held after change	365,000 shares 209,865 options

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of options On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aquarius Platinum Limited

ABN

087 577 893

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid shares in Aquarius Platinum Limited ("Shares") issued upon exercise of Options.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	625,000 Shares issued upon exercise of Options.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares issued upon exercise of options will rank equally with current fully paid shares in the Company.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Shares issued upon the exercise of options rank equally with the existing ordinary shares in all respects from the allotment date including in respect of future dividends.
5	Issue price or consideration	The Shares issued upon exercise of options were issued at the exercise price of GBP2.50 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Being the exercise of unlisted options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17 February 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
83,559,892	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	809,000 380,000 1,093,967 209,865 479,605 78,965	Unlisted options expiring 26/10/11 Unlisted options expiring 21/11/13 Unlisted options expiring 11/06/11 Unlisted options expiring 11/10/11 Unlisted options expiring 02/11/11 Unlisted options expiring 02/08/12

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Whilst the Company does not have a Dividend Policy, this matter is reviewed constantly by the Board of Directors.

Part 2 - Bonus issue or pro rata issue

NOT APPLICABLE

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

NOT APPLICABLE

Entities that have ticked box 34(b)

NOT APPLICABLE

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

+ See chapter 19 for defined terms.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:..
(Director/Company secretary)

Print name: .Willi Boehm..

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Aquarius Platinum Limited**
ABN/ARBN	**087 577 893**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nicholas Sibley
Date of last notice	23/12/2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	The registered holder is Vidacos Nominees Limited. The notification is with respect to a family trust the beneficiaries of which are the children of the director
Date of change	20/02/2006
No. of securities held prior to change	770,000
Class	Ordinary
Number acquired	N/a
Number disposed	10,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	£6.70 per share
No. of securities held after change	760,000

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

AQUARIUS
PLATINUM LIMITED

24 February 2006

Aquarius Platinum Limited
("Aquarius" or the "Company")

Notification of interest

The Company received notice on 24 February 2006 that the AEGON UK plc group of companies has increased its notifiable interest from 2,429,777 ordinary shares of US$0.15 each in the issued share capital of Aquarius ("Shares") (as advised on 7th December 2005) to 3,362,656 Shares. This representing 4.02 per cent of the issued share capital of the Company. The shares are held in the name of Chase Nominees Limited.

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 8 9367 5211

In United Kingdom:
Nick Bias
buckbias Ltd
+ 44 7887 920 530

Alex Buck
buckbias Ltd
+44 7932 740 452

In South Africa:
Stuart Murray
Aquarius Platinum (South Africa) (Pty) Ltd
+27 11 455 2050

Charmane Russell
Russell & Associates
+27 11 880 3924

or visit: **www.aquariusplatinum.com**

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

RECEIVED NOV 1 3 2006 SEC MAIL PROCESSING SECTION WASH. D.C. 213

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aquarius Platinum Limited

ABN

087 577 893

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid shares in Aquarius Platinum Limited ("Shares") issued upon exercise of Options.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	250,000 Shares issued upon exercise of Options.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares issued upon exercise of options will rank equally with current fully paid shares in the Company.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Shares issued upon the exercise of options rank equally with the existing ordinary shares in all respects from the allotment date including in respect of future dividends.
5	Issue price or consideration	The Shares issued upon exercise of options were issued at the exercise price of GBP2.50 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Being the exercise of unlisted options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	24 February 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	83,809,892	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	559,000 380,000 1,093,967 209,865 479,605 78,965	Unlisted options expiring 26/10/11 Unlisted options expiring 21/11/13 Unlisted options expiring 11/06/11 Unlisted options expiring 11/10/11 Unlisted options expiring 02/11/11 Unlisted options expiring 02/08/12

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Whilst the Company does not have a Dividend Policy, this matter is reviewed constantly by the Board of Directors.

Part 2 - Bonus issue or pro rata issue

NOT APPLICABLE

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

NOT APPLICABLE

Entities that have ticked box 34(b)

NOT APPLICABLE

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

+ See chapter 19 for defined terms.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:..
(Director/Company secretary)

Print name: .Willi Boehm..

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aquarius Platinum Limited

ABN

087 577 893

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid shares in Aquarius Platinum Limited ("Shares") issued upon exercise of Options.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	80,000 Shares issued upon exercise of Options.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares issued upon exercise of options will rank equally with current fully paid shares in the Company.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Shares issued upon the exercise of options rank equally with the existing ordinary shares in all respects from the allotment date including in respect of future dividends.
5	Issue price or consideration	The Shares issued upon exercise of options were issued at the exercise price of GBP2.50 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Being the exercise of unlisted options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3 March 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	83,889,892	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	479,000 380,000 1,093,967 209,865 479,605 78,965	Unlisted options expiring 26/10/11 Unlisted options expiring 21/11/13 Unlisted options expiring 11/06/11 Unlisted options expiring 11/10/11 Unlisted options expiring 02/11/11 Unlisted options expiring 02/08/12

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Whilst the Company does not have a Dividend Policy, this matter is reviewed constantly by the Board of Directors.

Part 2 - Bonus issue or pro rata issue

NOT APPLICABLE

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

NOT APPLICABLE

Entities that have ticked box 34(b)

NOT APPLICABLE

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

+ See chapter 19 for defined terms.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:..
(Director/Company secretary)

Print name: .Willi Boehm..

AQUARIUS PLATINUM LIMITED

20 April 2006

Aquarius Platinum Limited
("Aquarius" or the "Company")

Notification of interest

Disclosure of Interest in Shares

The Company received notice on 19 April 2006 that AEGON UK plc group has decreased its notifiable interest in the Company from 3,362,656 Shares to 3,344,423 Shares. The AEGON UK plc group of companies now holds 3.99% of the issued share capital of the Company. The shares are held in the name of Chase Nominees Limited.

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 8 9367 5211

In United Kingdom:
Nick Bias
buckbias Ltd
+ 44 7887 920 530

Alex Buck
buckbias Ltd
+44 7932 740 452

In South Africa:
Stuart Murray
Aquarius Platinum (South Africa) (Pty) Ltd
+27 11 455 2050

Charmane Russell
Russell & Associates
+27 11 880 3924

or visit: **www.aquariusplatinum.com**

AQUARIUS PLATINUM LIMITED

26 APRIL 2006

THIRD QUARTER RESULTS: 31 MARCH 2006

EVEREST TAKES GROUP PRODUCTION TO RECORD HIGHS

Highlights

- **Quarterly cash profit climbs to $26.7 million, resulting in a net profit of $18.6 million**
- **Year to date net profit at $44.6 million**
- **Record quarterly group attributable production: 120,105 PGM ounces, up 27% quarter on quarter**
- **Year to date group attributable production: 318,531 PGM ounces**
- **Average PGM basket prices rise 9% at South African and 13% at Zimbabwean operations**

Kroondal (P&SA1)

- 107,501 PGM ounces produced for the quarter (Aquarius attributable 53,751 PGM ounces)
- Decline sinking at No. 5 Shaft on Townlands commenced
- Cash margin increases 5% quarter on quarter to 61%

Marikana (P&SA2)

- Open pit production hampered by the pattern and intensity of rainfall. Primary opencast contractor MCC performed well despite adverse weather
- Production build-up schedule on P&SA2 plan
- Trial underground mining infrastructure underway
- Production 5,810 PGM oz (Aquarius attributable 2,905 PGM ounces): cash margin 4% for the quarter

Everest

- Strong ramp-up continues with production increasing to 46,081 PGM ounces
- Opencast mining continues ahead of schedule, with underground mine establishment on target
- First quarter at fully operational status, reporting a gross cash margin at 53%

Mimosa

- Production 33,252 PGM ounces (Aquarius attributable 16,626 PGM ounces)
- Cash costs steady at $331 per PGM ounce, $108 per PGM ounce after by-product credits
- Gross cash margin rises to 66% on relatively stable costs and higher PGM basket price
- Wedza Phase IV Upgrade, commissioning commenced 8th April, ahead of schedule and to budget

CTRP

- PGM production marginally down 3% to 1,484 PGM ounces (Aquarius attributable 742 PGM ounces)
- Significant operational improvement as recoveries increase to 51% from 27% in the previous quarter
- Improvement in unit costs, down 42% lower than previous quarter at R2000 per PGM ounce
- Gross cash margin improves to 65% from 43% in the previous quarter

Commenting on the results, Stuart Murray, CEO said. "*The group has achieved record quarterly production, notably with the new Everest mine contribution, at a time of good platinum group metal basket prices, to deliver a significant net profit. I believe that this performance is satisfactory, notwithstanding certain operational difficulties that we encountered at both at Kroondal and Marikana. Whilst rain is always welcome in Africa, for open pit miners like Aquarius at Marikana, the abnormally high rainfall during the quarter has hurt production. Encouragingly, trial underground mining at Marikana is progressing well and we are confident that the long-term solution for this operation is now assured through the P&SA2 and underground operations in general.*"

Aquarius Platinum PGM Production
Attributable Quarterly Production – PGM Ounces


140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
PGM ounces
Jun 2005
Sep 2005
Dec 2005
Mar 2006
Kroondal (attributable)
Marikana* (attributable)
Everest
Mimosa (attributable)
CTRP (attributable)

**Quarter on quarter comparisons across the four periods at Marikana is not meaningful due to implementation of P&SA2.*

Production by Mine

PGMs (4E)	Quarter Ended			
	Jun 2005	Sep 2005	Dec 2005	March 2006
Kroondal	116,669	115,362	117,175	107,501
Marikana	26,940	27,322	20,789	5,810
Mimosa	35,644	36,368	35,394	33,252
CTRP	1,473	1,363	1,533	1,484
Everest	-	-	7,111	46,081
Total	**180,726**	**180,415**	**182,002**	**194,128**

Production by Mine Attributable to Aquarius

PGMs (4E)	Quarter Ended			
	Jun 2005	Sep 2005	Dec 2005	March 2006
Kroondal	58,335	57,681	58,588	53,751
Marikana	26,940	27,322	10,394	2,905
Mimosa	17,822	18,184	17,697	16,626
CTRP	737	682	767	742
Everest	-	-	7,111	46,081
Total	**103,834**	**103,869**	**94,557**	**120,105**

Aquarius announces consolidated earnings for the quarter to 31 March 2006 of $18.6 million (US 22.2 cents per share) on a 27% increase in attributable production. The newly commissioned Everest mine made a significant contribution in the quarter. Cash earnings (before depreciation and amortisation) were $26.7 million.

Aquarius Attributable Production and Net Profit Summary

	Quarter: Sep 2005	Quarter: Dec 2005	Quarter: Mar 2006
PGM Production (4E) (attributable ounces)	103,869	94,557	120,105
Net Profit After Tax & Outside Equity Interests	$9.9 m	$16.0 m	$18.6 m

Production of PGMs attributable to shareholders of Aquarius was 120,105 PGM ounces, up 27% from the previous quarter ended December 2005.

Revenue for the quarter, net of currency adjustments, was $115 million, up 46% from the previous quarter. Net finance costs for the quarter were $0.6 million.

Depreciation was $3.7 million for the quarter. Amortisation arising from the fair value uplift of mineral rights at $4.3 million reflects increased production.

Aquarius Group cash balances at 31 March 2006 were $119.4 million, an increase of $34.4 million since December 2005. The increased cash balance reflects lower capital expenditure of $25 million incurred in the quarter and significantly higher PGM revenue, up 46% from the previous quarter, due to higher metal prices and production.

Over the quarter, the Rand strengthened 6% against the US Dollar impacting on costs in US Dollar terms. This was, however, offset by increased production and higher US Dollar PGM basket prices achieved during the quarter, contributing to the improved quarterly profit performance.

Kroondal's cash costs per ROM ton increased 2% to R181 compared with the previous quarter due to fewer working days as a result of Christmas and New Year holidays. Cash costs per PGM ounce for the quarter increased by 3% to R2,514. These costs include R219 per PGM ounce of decline development costs comprising ledging and sinking. Development costs on a PGM ounce basis represented R34 per PGM ounce.

Marikana's cash costs for the quarter were negatively impacted by low production due to very heavy rains. Because of the low levels of production in the quarter, the implementation of the P&SA2 and the mobilisation of the new mining contractor, on mine cash costs on a PGM ounce basis do not reflect steady state production and are not comparable to previous quarters.

Mimosa realised a cash cost per PGM ounce of US$331 ($108 per ounce after by-product credits) compared with the previous quarter's figure of US$325 per ounce ($94 per ounce after by-product credits). The 2% increase in costs is attributable to a lower volume realised in this quarter compared with the previous quarter, due to the Christmas and New Year holidays.

Metals Prices

The value of the South African PGM basket continued to rise during the quarter to close at R7,188 per PGM ounce, an 18% increase since the end of December 2005. This price strength has continued into the current quarter, having at one point broken through the historic highs of 2001. The average Zimbabwean PGM basket over the quarter was 13% higher at US$750 per PGM ounce, and went on to close 18% higher quarter on quarter at US$877 per PGM ounce.


Platinum Group Metal Basket Prices
(Dollar and Rand per PGM ounce)
$/oz
R/oz
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
0
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Mar 04
Jun 04
Sep 04
Dec 04
Mar 05
Jun 05
Sep 05
Dec 05
Mar 06
Dollar per South African PGM Ounce
Dollar per Zimbabwean PGM Ounce
Rand per South African PGM Ounce

Although the country basket prices underwent similar increases, the reasons were different. The South African basket is heavily biased towards platinum and rhodium, the prices for which increased 12% and 14% respectively over the quarter. In Zimbabwe, where the basket is less platinum rich and more balanced with lower priced palladium, the overall basket price nonetheless increased 18% over the quarter owing to a quarter on quarter 29% increase in the palladium price to close at US$332 per ounce.


Platinum Group Metal Prices
(Dollar per PGM ounce)
Pt, Pd & Au ($ per Ounce)
Rh ($ per Ounce)
1,500
1,400
1,300
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
0
5,000
4,000
3,000
2,000
1,000
0
Mar 04
Jun 04
Sep 04
Dec 04
Mar 05
Jun 05
Sep 05
Dec 05
Mar 06
Platinum
Palladium
Gold
Rhodium

Financials

Aquarius Platinum Limited
Consolidated Income Statement
Quarter ended 31 March 2006
US$'000

	Note	Quarter ended* 31/03/06	Nine months ended* 31/03/06	Financial year ended 30/06/05
Aquarius PGM Production (attributable ounces)		**120,105**	**318,531**	**327,669**
Revenue	(i)	116,939	276,645	222,327
Forex sales adjustments	(ii)	(1,900)	(4,197)	2,797
Total revenue		**115,039**	**272,448**	**225,124**
Cost of sales	(iii)	(58,798)	(157,348)	(174,936)
Gross profit		**56,241**	**115,100**	**50,188**
Amortisation of fair value uplift of mineral properties		(4,289)	(8,014)	(6,745)
Gross profit after amortisation of fair value uplift		**51,952**	**107,086**	**43,443**
Admin & other costs		(3,218)	(5,201)	(5,976)
Finance costs	(iv)	(573)	(5,962)	484
FX movements	(v)	(3,638)	634	(9,889)
Profit before tax		**44,523**	**96,557**	**28,062**
Income tax expense		(12,860)	(25,441)	(3,446)
Profit after tax		**31,663**	**71,116**	**24,616**
Minority interest	(vi)	(13,019)	(26,557)	(3,666)
Net profit for the period		**18,644**	**44,559**	**20,950**
Earnings per share (basic - cents)		22.2	53.1	25.3

* *Unaudited*

Notes on the Consolidated Income Statement

(i) Revenue is up 46% from the previous quarter due to increased production and higher PGM prices
(ii) Reflects effects of adjusting revenue recorded at time of production to cash received at the end of the four month pipeline
(iii) Cost of sales on a per PGM ounce basis (Aquarius Group) are in line with previous quarter's performance
(iv) Finance costs reflect interest expense on Group interest bearing borrowings
(v) Reflects foreign exchange movements on translation of net monetary assets
(vi) Minority interests reflects 29.5% and 20% outside equity interest of Savannah Consortium and Impala Platinum Holdings Limited (Implats) in AQPSA

Aquarius Platinum Limited
Consolidated Cash Flow Statement
Quarter ended 31 March 2006
US$'000

	Note	Quarter ended* 31/03/06	Nine months ended* 31/03/06	Financial year ended 30/06/05
Net operating cash inflow	(i)	56,678	115,378	31,458
Net investing cash outflow	(ii)	(25,010)	(100,417)	(88,152)
Net financing cash inflow	(iii)	2,915	26,412	54,921
Net increase (decrease) in cash held		34,583	41,373	**(1,773)**
Opening cash balance		**84,954**	**75,251**	77,942
Exchange rate movement on cash		(154)	2,759	(918)
Closing cash balance		**119,383**	**119,383**	**75,251**

** Unaudited*

Notes on the YTD Consolidated Cash Flow Statement

(i) Net operating cash flow includes $129.4 million net inflow from operations, $0.4 million net finance costs and $13.6 million income tax payments
(ii) Reflects payments for mine construction costs relating mainly to the new Everest operation
(iii) Reflects net proceeds from redraw of finance facilities of $28.1 million, conversion of options $5.0 million, dividends paid of $9.2m and repayment of share plan loans and option conversion $2.5 million

Aquarius Platinum Limited
Consolidated Balance Sheet
at 31 March 2006
US$'000

	Note	31 March 06 *	30 June 05
Assets			
Cash assets	(i)	119,383	75,251
Current receivables	(ii)	50,144	44,695
Other current assets	(iii)	21,463	16,312
Non-current receivables	(iv)	295	2,928
Mining assets	(v)	501,643	408,765
Other non-current assets		663	541
Total Assets		**693,591**	**548,492**
Liabilities			
Current liabilities	(vi)	44,415	35,480
Non-current payables	(vii)	160,316	150,735
Non-current interest-bearing liabilities	(viii)	44,705	16,037
Other non-current liabilities	(ix)	100,708	78,315
Total Liabilities		**350,144**	**280,567**
Net Assets		**343,447**	**267,925**
Equity			
Parent entity interest		281,730	235,352
Minority interest		61,717	32,573
Total Equity		**343,447**	**267,925**

** Unaudited*

Notes on the Consolidated Balance Sheet

(i) Cash balance rose due to strong operating cash flows during the quarter
(ii) Reflects debtors receivable on PGM concentrate sales
(iii) Increase reflects stockpile build up to accommodate the Everest expansion
(iv) Reduction attributable to the repayment of employee share plan loans
(v) Increase in mining assets mainly relates to Everest construction
(vi) Includes tax payable ($10 million) and creditors ($34 million)
(vii) Reflects deferred income from BEE transaction ($10.6 million) and portion of Implats and Savcon non interest bearing shareholder loans (Impala Platinum $66.9 million and Savcon $82.8 million)
(viii) Reflects non-current portion of interest bearing debt payable to RMB ($27.2 million) and interest bearing shareholder loan to Savcon ($17.5 million)
(ix) Reflects deferred tax liabilities $66 million and provision for closure costs $35 million

Operations

AQUARIUS PLATINUM (SOUTH AFRICA) (PTY) LTD (Aquarius Platinum 50.5%)

Kroondal Mine

Safety

The (12 month rolling average) DIIR improved marginally to 0.93 from 0.96 in the previous quarter. The Mine achieved 800,000 fatality-free man shifts.

Mining

- Underground operations hoisted 1.32 million tons from 192,000 square meters mined, with a further 72,000 tons from opencast mining
- Decline development at the No. 5 Shaft is on track, expecting to intersect UG2 reef in late 2006

Processing

- Plant feed was 1.49 million tons processed, including 106,000 tons from the stockpile
- Due to shorter working quarter, PGM production down 8% to 107,501 PGM ounces
- Concentrator plants performed well with recoveries improving 2% to 78%

Revenue

The PGM basket price for the quarter increased 12% to $1,064 per PGM ounce, resulting in mine revenue of R686m for the quarter (AQPSA share R343m).. The gross cash margin rose to 61%, reflecting the higher PGM prices.


Kroondal Mine
PGM Production & Rand Cash Costs per PGM Ounce
120,000
100,000
80,000
60,000
40,000
20,000
0
3,000
2,500
2,000
1,500
1,000
500
0
Production (PGM ounces)
Rand cash costs per PGM ounce
Jun-05
Sep-05
Dec-05
Mar-06
Production
Cash Costs

Kroondal: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs	PGMs attributable to Aquarius
March 06	64,248	31,372	11,342	539	107,501	**53,751**
Dec 05	69,830	34,332	12,422	591	117,175	**58,588**
Sept 05	69,129	33,420	12,250	563	115,362	**57,681**
Jun 05	69,875	33,728	12,499	567	116,669	**58,335**

Operations

The mining operations were impacted by the Christmas and New Year holiday breaks with a slower than desired ramp up in the New Year. This resulted in 85 operating days in the quarter, 6 days less than the previous quarter. Operations produced a total 1.4 million ROM tons, and a 25,000 ton stockpile remains on the surface for processing. PGM production for the quarter was 8% lower at 107,501 PGM ounces (Aquarius attributable 53,751 PGM ounces).

Plant head grade was 3% lower at 2.85g/t due to higher than normal potholing at No 3 Shaft. Increased development is ongoing to overcome this problem. Although negatively impacting on production, this was partly offset by excellent plant performance. Following ongoing re-engineering, overall recoveries improved 2% despite the reduced head grade to the K2 plant. The K1 concentrator achieved recoveries of 80%+ during the last two month's of the quarter following adjustments to the circuit. The K2 concentrator also underwent a phase of re–engineering to improve plant performance.

Cash costs per ROM ton increased 2% to R181 compared with the previous quarter in part due to lower comparable period on period production. Cash costs per PGM ounce for the quarter increased by 3% to R2,514. Importantly, these costs include R219 per PGM ounce of decline development costs comprising ledging and sinking. Development costs on a PGM ounce basis represented R34 per PGM ounce. Development and equipping of additional underground mining areas continues at the Central, East and No. 3 and No. 5 Shafts. Decline sinking is approximately 1,000 metres ahead of schedule which will ensure that P&SA1 is able to sustain production going forward pending the production ramp-up at the new No. 5 shaft.

No. 4 Shaft

No. 4 shaft was transferred to P&SA2 at the start of the quarter under review as part of the P&SA2 Agreement and the associated capital expenditures were also transferred to the P&SA2 books.

Project Management and Capital Expenditure

Capital expenditure for the next quarter is expected to be R23 million comprising the following:

a) **Ongoing Mine Equipping:** The ongoing installation of conveyors and associated equipment is progressing well against schedule.
b) **Chairlifts:** Chairlift installations at Central and East mines are nearing completion. This will reduce the travelling time of the workforce resulting in a positive effect on productivity.
c) **No. 5 Shaft (Townlands):** Sinking of this decline commenced in February 2006 and is at 148m at the end of the quarter. It is expected that reef will be intersected in October this year. R51m of the R131m budget has been committed to date and the project is expected to be completed on budget.

Marikana Mine

Comparatives between the current quarter and the previous quarter are not meaningful owing to the appointment of a new open pit mining contractor, MCC in January 2006 (currently in ramp-up mode) in place of the previous contractor whose contract was rescinded in December 2005.

Safety

The (12 month rolling average) DIIR rate improved to a record 0.23 from 0.72 in the previous quarter. The Mine recorded 627,946 fatality-free shifts.

Mining

- Open pit mining contractor MCC has mobilised to schedule, recording a good performance in the face of adverse weather conditions
- No. 4 shaft underground production build-up & service infrastructure is on schedule
- Trial mining at No. 1 shaft continues to advance, with favourable mining conditions continuing
- ROM Stockpiles at the end of the quarter totalled 124,000 tons

Processing

- Concentrator throughput for the quarter was 178,000 tons (94,000 from P&SA2 and including 84,000 tons treated on behalf of Anglo Platinum)
- Recoveries improved to 66% for the quarter (62% previous quarter)
- New contractor in ramp-up mode produced 5,810 PGM ounces for the quarter from 94,000 tons, (AQPSA attributable 2,905 PGM ounces)
- ROM stockpiles built up in March contain an estimated recoverable 6,400 PGM ounces


Marikana Mine
PGM Production & Rand Cash Costs per PGM Ounce
Production (PGM ounces)
Rand Cash Costs per PGM ounce
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Jun-05
Sep-05
Dec-05
Mar-06
Production
Cash Costs

Revenue

The PGM basket price for the quarter increased 11% to $1,028 per PGM ounce, resulting in mine revenue of R51m for the quarter (AQPSA share R25 million). The cash margin decreased to 4% and cash costs increased to R8,416 per ounce.

Marikana: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs
March 06	3,591	1,642	534	43	5,810
Dec 05	12,887	5,879	1,861	162	20,789
Sept 05	17,244	7,409	2,466	203	27,322
Jun 05	16,893	7,402	2,428	217	26,940

Operations

94,000 ROM tons were processed resulting in PGM production for the quarter of 5,810 PGM ounces. Due to open pit water issues, an opportunity to toll mill 84,000 tons of ore on behalf of Anglo Platinum was undertaken.

ROM stockpiles were built up from 54,000 tons to 124,000 tons by the end of the quarter, containing an estimated 6,400 recoverable PGM ounces. In April, 60% of this stockpile yielding approximately 4,000 PGM ounces is scheduled to be treated, in addition to planned production.

The low production rate for the quarter was the result of both the pattern of rainfall and the unusually high rainfall in January and February which flooded the main open-pit bottom. Over one week at the beginning of January, 300 mm (12 inches) of rain fell at the operation. Some four weeks later, 230mm (9 inches) of rain then again fell over one week, an amount approximating the typical annual rainfall for the area over a rainy season, and an amount almost four times as much as would fall on average for January and February combined. During this period, three 1-in-10 year flood events were recorded in the surrounding area. In-pit pumping capacity was increased five fold to allow MCC access to pit bottom for reefing operations during the month of March. Access, however, was denied to reefing operations for nearly two-thirds of the available time during January and February.

MCC have mobilised on site and are on schedule to deliver the full production schedule for the main pit by the end of the financial year despite the flooding setback that occurred during the quarter. The toll milling has allowed the process plant to operate during March whilst the open pit was being de-watered and reefing operations were being re-established with the objective of building an ore stockpile.

Cash costs for the quarter were negatively impacted as a result of poor production affected by the heavy rains.

Due to the very low levels of production in the quarter, on mine cash costs on a PGM ounce basis do not reflect steady state production and are not comparable to previous quarters.

Marikana Pool & Share Agreement (P&SA2)

Production from No. 4 Shaft during the quarter progressed to plan. Underground development and construction infrastructure are also progressing on schedule. The upgrading of the process plant to 250,000 tons per month capacity by the incorporation of a dense media separator commenced during the quarter and remains on schedule.

Project Management and Capital Expenditure

Capital expenditure for the next quarter is expected to be R15 million.

Trial Underground Mining (No. 1 Shaft)

The declines have progressed approximately 200 metres with favourable mining conditions persisting. The portal highwall was permanently supported during the quarter with shotcrete. Belt and services infrastructure installations have commenced. Production and service construction, delayed due to heavy rains, has been revised to ensure that the program remains on schedule.

Contractor dispute with Moolman Mining

AQPSA resiled from the mining contract with Moolman Mining during December 2005 on the basis of a misrepresentation on the part of Moolman Mining when the mining contract was originally concluded. This misrepresentation became apparent to AQPSA after the audit, conducted by KPMG during October 2005, into the rise and fall formula applied in the mining contract.

In the notice of rescission, AQPSA advised Moolman Mining that AQPSA would be instituting a damages claim against Moolman Mining arising from the rescission. Summons for the damages claim in an amount of R 963,775,098 was served on Grinaker-LTA on 18 April 2006.

Everest Mine

Safety

The (12 month rolling average) DIIR deteriorated to 0.82 from 0.77 in the quarter. Corrective action initiated early in the quarter has had positive results with no disabling injuries occurring during the last month of the quarter. The Department of Minerals and Energy has issued its investigation report into the fatality that occurred in the previous quarter. The report concluded that the deceased had failed to secure himself appropriately although he had been provided with a safety harness and been trained in the use of a safety harness.

Mining

- Opencast operations are ahead of schedule with 217,052 tons produced during the period
- Underground development continues, producing 157,362 tons in the period
- Stockpiles at the end of the quarter totalled 143,000 tons

Processing

- Concentrator throughput ramp-up remains ahead of schedule, with 674,720 tons processed during the period
- Overall recoveries increased by 10% to 65%, exceeding expectations for the ramp-up period
- 46,081 PGM ounces were produced during the period

Revenue

The realised PGM basket price for the quarter was $964 per PGM ounce, resulting in mine revenue of R225 million for the quarter (AQPSA share 100%).


Everest Mine
PGM Production & Rand Cash Cost per PGM Ounce
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Production (PGM Ounces)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Rand Cash Costs per PGM Ounce
Jun-05
Sep-05
Dec-05
Mar-06
Production
Cash Costs

Everest: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs (4E)
Mar-06	27,257	14,913	3,472	439	46,081
Dec-05	4,161	2,351	532	67	7,111

Operations

Opencast mining remained ahead of programme, with a total of 217,000 tons produced during the quarter. The opencast mining operation continues to perform well in terms of production and cost, providing the bulk of the plant feed to date.

Underground mining also progressed well during the period, with on-reef decline development and the establishment of stoping sections continuing. The underground production ramp-up was as planned with an 85% increase in production to 157,000 tons of underground ROM tons produced during the quarter. Equipping of the underground mining remains on track with conveyor installations, ventilation and mining services completed on schedule. The underground mining is ramping up as planned within budget, and no significant geological or mining problems have been experienced.

The ramp-up of the concentrator proceeded well with 674,720 tons milled during the period. Plant head grade improved to 3.22 g/t from 3.12 g/t in the previous quarter, with 70 % of the plant feed consisting of opencast material. The improvement in operational stability following commissioning was reflected in the metallurgical recoveries, which improved by 10% to 65%. This yielded production of 46,081 PGM ounces for the period.

Process plant availability and the throughput ramp-up remain encouraging. A stockpile of 143,000 ROM tons remained at the end of the quarter.

The quarter was the first operational quarter, achieving on mine cash costs of R156 per ROM ton milled and R2,280 per PGM ounce. This is inclusive of ledging and sinking costs, of R215 per PGM ounce.

Project Capital Expenditure

The project capital expenditure commitments totalled R672 million at the end of the quarter with capital expenditure to date of R609 million.

It is anticipated that the Everest project which was originally budgeted at R819 million will be completed for R707 million, a saving of R112 million.

Mimosa Mine (Aquarius Platinum 50%)

Safety

The good safety record was marred by three disabling injuries incurred in the quarter compared with one in the previous quarter, resulting in a (12-month rolling average) DIIR for the quarter was 0.23, compared with 0.13 in the previous quarter.

Operations

PGM production for the quarter was 6% above targeted levels at 33,252 PGM ounces. ROM tonnage for the quarter was 399,000 tons compared with 429,000 for the previous quarter. The decrease is attributable to less operating days arising from the holiday season. Tons milled during the quarter at 365,000 were 4% below the previous quarter's level of 279,000 tons as a result of a 5-day plant shutdown for mill relining. Plant feed grade remained almost at par at 3.69g/t and 3.72g/t for the current and previous quarter respectively.

Revenue

The average basket price realised in the quarter at $750 per PGM ounce, 13% stronger than the previous quarter price of $662 per PGM ounce. Together with the contribution from base metals (approximately 27% of gross revenue), this generated sales revenue of $27.3 million compared with $27.8 million for the previous quarter.


Mimosa Mine PGM Production and $ Cash Cost per PGM Ounce
(Including 12 month rolling-average)
Production (PGM ounces)
$ Cash Cost per PGM ounce
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
400
350
300
250
200
150
100
50
0
Jun-05
Sep-05
Dec-05
Mar-06
Production
Cash Costs
Rolling Cash Costs Net of By-Product

Mimosa: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs (4E)	PGMs (4E) attributable to Aquarius
March 06	16,820	12,809	1,306	2,317	33,252	16,626
Dec 05	17,961	13,582	1,390	2,461	35,394	17,697
Sept 05	18,548	13,915	1,407	2,498	36,368	18,184
Jun 05	18,269	13,518	1,406	2,451	35,644	17,822

Mimosa: Base Metals in concentrate produced (tons)

	Mine Production			Attributable to Aquarius		
Quarter ended	Ni	Cu	Co	Ni	Cu	Co
March 06	452	383	14	226	191	7
Dec 05	488	410	15	244	205	8
Sept 05	512	422	15	256	211	8
Jun 05	514	420	15	257	210	8

Operating costs

Mimosa realised a cash cost per PGM ounce of US$331 ($108 per ounce after by-product credits) compared with the previous quarter's figure of US$325 per ounce ($94 per ounce after by-product credits). The 2% increase in costs is attributable to a lower volume realised in the quarter compared with the previous quarter.

Wedza Phase IV Upgrade

Work on the Wedza Phase IV Upgrade project has progressed well. Commissioning has commenced subsequent to the end of the quarter on 8th April, 6 weeks ahead of schedule.

Proposed Amendments to the Mines and Minerals Bill

The Zimbabwe Minister of Mines and Mining Development issued a statement during the quarter proposing radical changes to the Mines and Minerals Act which would impact negatively on the business environment in Zimbabwe. Following further representations by the Company and the Chamber of Mines of Zimbabwe, it has since been clarified that the statement was no more than an expression of an opinion on an issue that is still work in progress. Meanwhile the company is pursuing its indigenisation agenda for discussion with the relevant authorities once the work has been finalised.

AQUARIUS PLATINUM (SA) CORPORATE SERVICES (PTY) LTD

Chromite Tailings Retreatment Plant (CTRP) (Aquarius Platinum 50%)

Safety

No accidents or lost time injuries have occurred since the start-up of the CTRP in February 2005.

Processing

- 26,422 tons processed for the quarter, significantly reduced due to the decision to not treat poor recovery materials
- 1,484 PGM ounces produced, a decrease of 3% on the previous quarter despite 58% decrease in tons processed
- Recoveries up to 51% from 27% in the previous quarter

Operations

During the quarter only current arisings from the Kroondal Chrome Mine were fed to the CTRP. The feed of dump material from Bayer Chrome Mine was stopped due to poor recoveries achieved in the second quarter. The effect was that recoveries rose to 51% against 27% in the previous quarter. Consequently, unit costs decreased by 42% to R2,000 per PGM ounce from R3,441 per PGM ounce in the previous quarter.

Following the results of the initial Mintek testwork, a small expansion project is planned to increase plant throughput and production. This expansion will add dump material from the Kroondal Chrome Mine to the CTRP feed. It is anticipated that this project will be completed in the first quarter of the 2007 Financial Year at a cost of approximately R2 million.

Additional testwork has also been commissioned at Mintek to further optimise the recoveries achievable with the various feed sources.

CORPORATE MATTERS

Conversion of South African mining and prospecting rights

a) **Mining Rights:** The conversion applications for Kroondal and Marikana have been submitted by the Regional Office of the Department of Minerals and Energy to their Head Office in Pretoria for approval. The conversion for Everest will be submitted to the DME Head Office during May 2006.

b) **Prospecting Rights:** All prospecting right conversions have been granted.

Appointment of Anton Wheeler

In May 2006, Anton Wheeler will join the AQPSA team as Operations Director.

Anton is a qualified mining engineer and brings a wealth of knowledge in opencast and underground platinum mining experience. He has a track record including implementing "best practice" at Impala Platinum, and laterly worked at Zimplats in Zimbabwe. All AQPSA mining operations will report to him.

Dividend paid to Aquarius shareholders'

On 23rd March 2006, an interim dividend of 6 US cents per share (2005: 3 US cents per share) was paid to shareholders registered on 2 March 2006.

Statistical Information: Kroondal P&SA1

Data reflects 100% of mine operations	Unit	Current Quarter March 2006	Previous Quarter Dec 2005	% Change Quarter on Quarter	Current 9 months to Mar 06	Previous 9 months to March 05	+/- % Year on Year	YTD 9 months to March 2006
Safety								
DIIR	Rate/200,000 man hours	0.93	0.96	(3)	0.93	0.72	29	0.93
Revenue								
Gross Revenue	R'M	686	654	5	1,912	784	144	1,912
PGM basket Price	$/oz	1,064	946	12	942	700	35	942
Gross cash margin	%	61	56	9	56	37	51	56
Nickel Price	$/lb	6.72	5.74	17	6.35	6.56	(3)	6.35
Copper Price	USc/lb	224	195	15	197	139	41	197
Ave R/$ rate		6.13	6.51	(6)	6.39	6.12	4	6.39
Cash Costs on-mine								
Per ROM ton	R/ton	181	177	2	180	185	(3)	180
	$/ton	30	27	9	28	30	(6)	28
Per PGM oz (3E+Au)	R/oz	2,514	2,429	3	2,476	2,369	5	2,476
	$/oz	410	373	10	388	387	0	388
Per PGE (5E+Au)	R/oz	2,075	2,303	(10)	2,039	2,281	(11)	2,039
	$/oz	339	354	(4)	319	373	(14)	319
Capex								
Current/Sustaining 100%	R'000s	5,237	17,003	(69)	38,761	2068	1,774	38,761
	$'000s	854	2,612	(67)	6,070	338	1,696	6,070
Expansion 100%	R'000s	(14631) *	25,301		43,306	395,176	(89)	43,306
	$'000s	(2386) *	3,886		6,782	64,607	(90)	6,782
Mining Processed								
Underground	ROM Ton '000	1,420	1,446	(2)	4,331	2,454	76	4,331
Open Pit	ROM Ton '000	72	160	(55)	357	206	73	357
Total	ROM Ton '000	1,492	1,606	(7)	4,688	2,660	76	4,688
Grade								
Plant Head	g/t	2.85	2.96	(4)	2.90	3.07	(6)	2.90
Recoveries	%	78	77	2	78	80	(3)	78
PGM Production								
Platinum	Ozs	64,247	69,830	(8)	203,207	124,416	63	203,207
Palladium	Ozs	31,372	34,332	(9)	99,124	60,256	65	99,124
Rhodium	Ozs	11,342	12,422	(9)	36,014	22,416	61	36,014
Gold	Ozs	540	591	(9)	1,694	973	74	1,694
Total PGM (3E+Au)	Ozs	107,501	117,175	(8)	340,039	208,061	63	340,039
Total PGE (5E+Au)	Ozs	130,222	142,650	(9)	412,890	252,147	64	412,890
Base Metals Production								
Nickel	Tons	104	112	(7)	326	195	67	326
Copper	Tons	49	50	(2)	147	89	65	147
Chromite (000)	Tons (000)	115	145	(21)	373	189	98	373

Note:
* Capital expenditure reversal on expansion reflects the transfer of No. 4 Shaft to P&SA2.

Statistical Information: Marikana P&SA2

Data reflects 100% of mine operations	Unit	Current Quarter March 2006	Previous Quarter Dec 2005	% Change Quarter on Quarter	Current 9 months to Mar 06	Previous 9 months to March 05	+/- % Year on Year	YTD 9 months to Mar 06
Safety								
DIIR	Rate/200,000 man hours	0.23	0.72	(68)	0.32	1.09	(71)	0.32
Revenue								
Gross Revenue	R'M	51	70	(27)	297	259	15	297
PGM basket Price	$/oz	1,028	925	11	918	701	31	918
Gross cash margin	%	4	24	(85)	1	(17)	n/a	1
Nickel Price	$/lb	6.72	5.74	17	6.35	6.56	(3)	6.35
Copper Price	USc/lb	224	195.00	15	197	139	41	197
Ave R/$ rate		6.13	6.51	(6)	6.39	6.12	4	6.39
Cash Costs on-mine								
Per ROM ton	R/ton	520	334	56	353	273	29	353
	$/ton	85	51	(5)	55	45	23	55
Per PGM oz (3E+Au)	R/oz	8,416	5,132	64	5,427	4,206	29	5,427
	$/oz	1,373	788	74	850	688	24	850
Per PGE (5E+Au)	R/oz	6,974	4,879	43	4,509	4,027	12	4,509
	$/oz	1,138	749	52	706	658	7	706
Capital expenditure								-
Current/Sustaining 100%	R'000s	1,202	3,312	(64)	7,948	13,309	(40)	7,948
	$'000s	196	509	(61)	1,245	2,176	(43)	1,245
Expansion 100%	R'000s	50,591	8,147	521	58,738	-	n/a	58,738
	$'000s	8,253	1,251	560	9,199	-	n/a	9,199
Mining Processed								
Underground	ROM Ton '000	43	28	54	79	-	n/a	79
Open Pit	ROM Ton '000	51	291	(82)	751	1,111	(32)	751
Total	ROM Ton '000	94	319	(71)	830	1,111	(25)	830
Grade								
Plant Head	g/t	2.93	3.24	(10)	3.22	3.72	(14)	3.22
Recoveries	%	66	62	6	63.00	55	15	63
PGM Production								
Platinum	Ozs	3,591	12,887	(72)	33,721	46,975	(28)	33,721
Palladium	Ozs	1,642	5,879	(72)	14,930	19,012	(21)	14,930
Rhodium	Ozs	534	1,861	(71)	4,861	5,633	(14)	4,861
Gold	Ozs	43	162	(73)	408	602	(32)	408
Total PGM (3E+Au)	Ozs	5,810	20,789	(72)	53,920	72,222	(25)	53,920
Total PGE (5E+Au)	Ozs	7,011	24,999	(72)	64,899	85,566	(24)	64,899
Base Metals Production								
Nickel	Tons	8	32	(75)	80	87	(8)	80
Copper	Tons	4	17	(76)	45	46	(1)	45
Chromite (000)	Tons (000)	13	44	(70)	117	169	-	117

Statistical Information: Everest

Data reflects 100% of mine operations	Unit	Current Quarter March 2006	Previous Quarter Dec 2005	% Change Quarter on Quarter	Current 9 months to Mar 06	Previous 9 months to March 05	+/- % Year on Year	YTD 9 months to Mar 06
Safety								
DIIR	Rate/200,000 man hours	0.82	0.77	6	0.82	-	-	0.82
Revenue								
Gross Revenue	R'M	225	31	626	225	-	-	225
PGM basket Price	$/oz	964	886	9	964	-	-	964
Gross cash margin	%	53	28	89	53	-	-	53
Nickel Price	$/lb	6.72	6.09	10	6.72	-	-	6.72
Copper Price	USc/lb	224	208.00	8	224	-	-	224
Ave R/$ rate		6.14	6.35	(3)	6.14	-	-	6.14
Cash Costs on-mine								
Per ROM ton	R/ton	156	168	(7)	156	-	-	156
	$/ton	25	27	(5)	25	-	-	25
Per PGM oz (3E+Au)	R/oz	2,280	3,136	(27)	2,280	-	-	2,280
	$/oz	371	494	(25)	371	-	-	371
Per PGE (5E+Au)	R/oz	1,974	2,635	(25)	1,974	-	-	1,974
	$/oz	321	415	(23)	321	-	-	321
Capital expenditure								-
Current/Sustaining 100%	R'000s	-	-		-	-	-	-
	$'000s		-			-	-	-
Expansion 100%	R'000s	67,094	203,272	(67)	67,094	-	-	67,094
	$'000s	10,927	32,047	(66)	10,927	-	-	10,927
Mining Processed								
Underground	ROM Ton '000	202	39	418	202	-	-	202
Open Pit	ROM Ton '000	473	89	431	473	-	-	473
Total	ROM Ton '000	675	129	423	675	-	-	675
Grade								
Plant Head	g/t	3.22	3.12	3	3.22	-	-	3.22
Recoveries	%	65	55	18	65	-	-	65
PGM Production								
Platinum	Ozs	27,257	4,161	555	27,257	-	-	27,257
Palladium	Ozs	14,913	2,351	534	14,913	-	-	14,913
Rhodium	Ozs	3,472	532	553	3,472	-	-	3,472
Gold	Ozs	439	67	555	439	-	-	439
Total PGM (3E+Au)	Ozs	46,081	7,111	548	46,081	-	-	46,081
Total PGE (5E+Au)	Ozs	53,202	8,223	547	53,202	-	-	53,202
Base Metals Production								
Nickel	Tons	54	8	591	54	-	-	54
Copper	Tons	28	5	464	28	-	-	28
Chromite (000)	Tons (000)		-	-	-	-	-	-

Statistical Information: Mimosa

Data reflects 100% of mine operations	Unit	Current Quarter Mar 2006	Previous Quarter Dec 2005	% Change Quarter on Quarter	Current 9 months to Mar 06	Previous 9 months to Mar 05	+/- % Year on Year
Safety							
DIIR - 12 Month rolling Average	Rate/200,000 man hours	0.40	0.13	208	0.21	0.3	(30)
Revenue							
Gross Revenue	US$M	27	28	(2)	83	61	36
PGM basket Price	$/oz	750	662	13	672	585	15
Gross cash margin	%	66	64	3	62	61	2
Nickel Price	$/lb	6.14	6.13	0	6.41	6.31	2
Copper Price	USc/lb	201	171	18	172	115	50
Cash Costs on-mine							
Per ROM ton	$/ton	30	30	-	32	31	3
Per PGM oz (3E+Au)	$/oz	331	325	2	339	346	(2)
after by-product credits	$/oz	108	94	15	102	132	(23)
Capital expenditure							
Current/Sustaining 100%	$'000s	705	1,895	(63)	5,032	11427	(56)
Expansion 100%	$'000s	6,526	1,050	522	7,576	738	927
Mining							
Underground	ROM Ton '000	399	429	(7)	1,261	1037	22
Grade							
Plant Head	g/t PGM	3.69	3.72	(1)	3.73	3.67	2
Recoveries	%	77	78	(1)	78	77	1
PGM Production							
Platinum	Ozs	16,820	17,961	(6)	53,328	48,473	10
Palladium	Ozs	12,809	13,582	(6)	40,305	35,741	13
Rhodium	Ozs	1,306	1,390	(6)	4,102	3,750	9
Gold	Ozs	2,317	2,461	(6)	7,277	6,559	11
Total PGM (3E+Au)	Ozs	33,252	35,394	(6)	105,012	94,523	11
Base Metals Production							
Nickel	Tons	452	488	(7)	1,452	1,382	5
Copper	Tons	383	410	(7)	1,215	1,143	6
Cobalt	Tons	14	15	(7)	44	41	7

Statistical Information: Chrome Tailings Retreatment Plant

Data reflects 100% of mine operations	Unit	Current Quarter March 2006	Previous Quarter Dec 2005	% Change Quarter on Quarter	Current 9 months to Mar 06	Previous 9 months to March 05	+/-% Year on Year	YTD 9 months to Mar 06
Safety								
DIIR	Rate/200,000 man hours	-	-	-	-	-	-	-
Revenue								
Gross Revenue	R'M	8	9	(7)	24	0.4	5,900	24
PGM basket Price	$/oz	1,276	1,099	16	1,105	812	36	1,105
Gross cash margin	%	65	43	51	49	30.0	63	49
Nickel Price	$/lb	6.72	5.74	17	6.35	-	-	6.35
Copper Price	USc/lb	224	195	15	197	-	-	197
Ave R/$ rate		6.13	6.51	(6)	6.39	-	-	6.39
Cash Costs on-mine								
Per ROM ton	R/ton	113	87	30	95	13	632	95
	$/ton	18	13	(5)	15	400	(96)	15
Per PGM oz (3E+Au)	R/oz	2,000	3,441	(42)	2,839	-	-	2,839
	$/oz	326	529	(38)	445	-	-	445
Per PGE (5E+Au)	R/oz	1,386	2,346	(41)	1,998	-	-	1,998
	$/oz	226	360	(37)	313	-	-	313
Capital expenditure								-
Current/Sustaining 100%	R'000s		-	-		-	-	-
	$'000s		-	-		-	-	-
Expansion 100%	R'000s		-			-	-	-
	$'000s		-			3,676	-	-
Feed Processed								
Feed Processed	ROM Ton '000	26	61	-	131	20	553	131
Total	ROM Ton '000	26	61	(57)	131	20	553	131
Grade								
Plant Head	g/t	2.76	2.98	(7)	3.21	2.97	8	3.21
Recoveries	%	51	27	89	35.00	34	3	35
PGM Production								
Platinum	Ozs	887	937	(5)	2,687	401	570	2,687
Palladium	Ozs	334	350	(5)	966	136	610	966
Rhodium	Ozs	260	243	7	718	106	577	718
Gold	Ozs	3	3	(2)	9	1	795	9
Total PGM (3E+Au)	Ozs	1,484	1,533	(3)	4,380	644	580	4,380
Total PGE (5E+Au)	Ozs	2,142	2,248	(5)	6,225	-	-	6,225
Base Metals Production								
Nickel	Tons	1	1	-	3	-	-	3
Copper	Tons	0	1	-	1	-	-	1
Chromite (000)	Tons (000)		-	-	-	-	-	-

Aquarius Platinum Limited
Incorporated in Bermuda
Exempt company number 26290

Board of Directors

Nicholas Sibley	Non-executive Chairman
Stuart Murray	Chief Executive Officer
David Dix	Non-executive
Edward Haslam	Non-executive
Sir William Purves	Non-executive (senior independent director)
Patrick Quirk	Non-executive
Zwelakhe Sisulu	Non-executive

Audit/Risk Committee
Sir William Purves (Chairman)
David Dix
Edward Haslam
Nicholas Sibley

Remuneration/Succession Planning Committee
Edward Haslam (Chairman)
Nicholas Sibley

Nomination Committee
The full Board comprises the Nomination Committee

Company Secretary
Willi Boehm

Issued Capital
At 31 March 2006, the Company had on issue:
83,889,892 fully paid common shares
2,721,402 unlisted options

Substantial Shareholders 31 March 2006	Number of Shares	Percentage
Impala Platinum Holdings Ltd.	7,141,966	8.6
National Nominees Limited	5,473,050	6.5
Nutraco Nominees Limited	5,162,850	6.2
Chase Nominees Limited	4,341,154	5.2

Broker (LSE)
Williams de Broë
6 Broadgate
London EC2M 2RP

Telephone: +44 (0)20 7588 7511
Facsimile: +44 (0)20 7588 8860

Broker (ASX)
Euroz Securities
Level 14, The Quadrant
1 William Street
Perth WA 6000

Telephone: +61 (0)8 9488 1400
Facsimile: +61 (0)8 9488 1478

Sponsor (JSE)
Investec Bank Limited
100 Grayston Drive
Sandown Sandton 2196

Telephone: +27 (0)11 286 7326
Facsimile: +27 (0)11 291 1066

Aquarius Platinum (South Africa) (Proprietary) Ltd.

50.5% Owned
(Incorporated in the Republic of South Africa)
Registration Number 2000/000341/07

Block A, 1st Floor, The Great Wall Group Building
5 Skeen Boulevard, Bedfordview
South Africa 2007

P O Box 1282
Bedfordview South Africa 2009

Telephone:	+27 (0)11 455 2050
Facsimile:	+27 (0)11 455 2095
Email:	info@aquariussa.co.za

Aquarius Platinum Corporate Services Pty Ltd

100% Owned
(Incorporated in Australia)
ACN 094 425 555

Level 4, Suite 5, South Shore Centre,
85 The Esplanade, South Perth, WA 6151,
Australia

PO Box 485
South Perth, WA 6151, Australia

Telephone:	+61 (0)8 9367 5211
Facsimile:	+61 (0)8 9367 5233
Email:	info@aquariusplatinum.com

AQPSA Management

Stuart Murray	Executive Chairman
Gert Ackerman	Managing Director
Ayanda Khumalo	Finance Director
Neil Collett	General Manager Business Development
Graham Ferreira	General Manager Finance & Company Secretary
Hugo Höll	General Manager Everest
Robert Mallinson	General Manager Marikana
Gordon Ramsay	General Manager Projects
Dave Starley	General Manager Kroondal
Gabriel de Wet	General Manager Engineering

Mimosa Mine Management

Alex Mhembere	Managing Director
Winston Chitando	Finance Director
Herbert Mashanyare	Technical Director
Peter Chimboza	Operations Director

Glossary

A$	Australian Dollar
Aquarius	Aquarius Platinum Limited
ABET	Adult Basic Education Training programme
APS	Aquarius Platinum Corporate Services Pty Ltd
AQPSA	Aquarius Platinum (South Africa) Pty Ltd
ASACS	Aquarius Platinum (SA) (Corporate Services) (Pty) Limited
CTRP	Chromite Ore Tailings Retreatment Operation
DIFR	Disabling Injury Incidence Rate - being the number of lost time injuries expressed as a rate per 1,000,000 man-hours worked
DIIR	Disabling Injury Incidence Rate - being the number of lost time injuries expressed as a rate per 200,000 man-hours worked
EMPR	Environmental Management Programme Report
Everest	Everest Platinum Mine
Great Dyke Reef	A PGE bearing layer within the Great Dyke Complex in Zimbabwe
g/t	Grams per tonne, measurement unit of grade (1g/t = 1 part per million)
JORC code	Australasian code for reporting of Mineral Resources and Ore Reserves
JSE	JSE Securities Exchange South Africa
Kroondal	Kroondal Platinum Mine
LHD	Load Haul Dump machine
Marikana	Marikana Platinum Mine
Mimosa	Mimosa Mining Company (Private) Limited
NOSA	National Occupational Safety Association
PGE(s) (6E)	Platinum Group Elements. Six metallic elements commonly found together which constitute the platinoids. These are Pt (platinum), Pd (palladium), Rh (rhodium), RU (ruthenium), Ir (iridium) and Os (osmium)
PGM(s) (4E)	Platinum Group Metals. Aquarius reports the composite grade comprising Pt+Pd+Rh+Au (gold), the Pt, Pd and Rh being the most economic platinoids in the UG2 Reef.
P&SA1	Pooling & Sharing Agreement between AQPSA and RPM Ltd on Kroondal
P&SA2	Pooling & Sharing Agreement between AQPSA and RPM Ltd on Marikana
R	South African Rand
RK1	Consortium comprising Aquarius Platinum (SA) (Corporate Services) (Pty) Limited (ASACS), GB Mining and Exploration (SA) (Pty) Limited (GB) and Sylvania South Africa (Pty) Ltd (SLVSA)
ROM	Run of Mine. The ore from mining which is fed to the concentrator plant. This is usually a mixture of UG2 ore and waste.
RPM	Rustenburg Platinum Mines Limited
TKO	TKO Investment Holdings Limited
Ton	1 Metric tonne (1 000kg)
UG2 Reef	A PGE bearing chromite layer within the Critical Zone of the Bushveld Complex
$	United States Dollars
Z$	Zimbabwe Dollar

For further information please visit ***www.aquariusplatinum.com*** *or contact:*

In Australia:

Willi Boehm / Anne Cully
Aquarius Platinum Corporate Services Pty Ltd
+61 (0)8 9367 5211

In the United Kingdom:

Alex Buck
BuckBias Limited
+44 (0)7392 740 452

In South Africa:

Gert Ackerman
Aquarius Platinum (South Platinum) (Pty) Ltd
+27 (0)14 536 4001

Charmane Russell
Russell & Associates
+27 (0)11 880 3924

AQUARIUS
PLATINUM LIMITED

2 May 2006

Aquarius Platinum Limited
("Aquarius" or the "Company")

Notification of interest

Disclosure of Interest in Shares

The Company received notice on 1 May 2006 that AEGON UK plc group has increased its notifiable interest in the Company from 3,344,423 Shares to 3,444,423 Shares. The AEGON UK plc group of companies now holds 4.11% of the issued share capital of the Company. The shares are held in the name of Citibank Nominees Limited.

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 8 9367 5211

In United Kingdom:
Nick Bias
buckbias Ltd
+ 44 7887 920 530

Alex Buck
buckbias Ltd
+44 7932 740 452

In South Africa:
Stuart Murray
Aquarius Platinum (South Africa) (Pty) Ltd
+27 11 455 2050

Charmane Russell
Russell & Associates
+27 11 880 3924

or visit: **www.aquariusplatinum.com**

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aquarius Platinum Limited

ABN

087 577 893

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid shares in Aquarius Platinum Limited ("Shares") issued upon exercise of Options.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	246,666 Shares issued upon exercise of Options.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares issued upon exercise of options will rank equally with current fully paid shares in the Company.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Shares issued upon the exercise of options rank equally with the existing ordinary shares in all respects from the allotment date including in respect of future dividends.
5	Issue price or consideration	The Shares issued upon exercise of options were issued at the exercise price of: 220,000 at GBP2.50 per share; and 26,666 at GBP3.43 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Being the exercise of unlisted options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3 to 9 May 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	84,136,558	Ordinary

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**Number**	**+Class**
	259,000	Unlisted options expiring 26/10/11
	353,334	Unlisted options expiring 21/11/13
	1,093,967	Unlisted options expiring 11/06/11
	209,865	Unlisted options expiring 11/10/11
	479,605	Unlisted options expiring 02/11/11
	78,965	Unlisted options expiring 02/08/12

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Whilst the Company does not have a Dividend Policy, this matter is reviewed constantly by the Board of Directors.

Part 2 - Bonus issue or pro rata issue

NOT APPLICABLE

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

NOT APPLICABLE

Entities that have ticked box 34(b)

NOT APPLICABLE

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

+ See chapter 19 for defined terms.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:..
(Director/Company secretary)

Print name: .Willi Boehm..

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Aquarius Platinum Limited
ABN/ARBN	087 577 893

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Stuart Murray
Date of last notice	20 February 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	10 May 2006
No. of securities held prior to change	365,000 shares 209,865 unlisted options
Class	Ordinary Shares
Number acquired	-
Number disposed	65,000 shares
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	£9.00
No. of securities held after change	300,000 shares 209,865 options

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Aquarius Platinum Limited**
ABN/ARBN	**087 577 893**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nicholas Sibley
Date of last notice	21/02/06

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	The registered holder is Vidacos Nominees Limited. The notification is with respect to a family trust the beneficiaries of which are the children of the director
Date of change	11/05/06
No. of securities held prior to change	760,000
Class	Ordinary
Number acquired	N/a
Number disposed	60,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	£9.01 per share
No. of securities held after change	700,000

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Aquarius Platinum Limited**
ABN/ARBN	**087 577 893**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Patrick Quirk
Date of last notice	5/08/03

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Quirk has a beneficial interest in Chrometech Investments Ltd
Date of change	4th – 12th May 2006
No. of securities held prior to change	1,629,878 shares
Class	Ordinary
Number acquired	N/A
Number disposed	1,200,000 shares
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Average price of A$20.9261 per share
No. of securities held after change	429,878 shares

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aquarius Platinum Limited

ABN

087 577 893

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid shares in Aquarius Platinum Limited ("Shares") issued upon exercise of Options.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	170,000 Shares issued upon exercise of Options.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares issued upon exercise of options will rank equally with current fully paid shares in the Company.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Shares issued upon the exercise of options rank equally with the existing ordinary shares in all respects from the allotment date including in respect of future dividends.
5	Issue price or consideration	The Shares issued upon exercise of options were issued at the exercise price of: 160,000 at GBP2.50 per share; and 10,000 at GBP3.43 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Being the exercise of unlisted options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12 May 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
84,306,558	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	99,000	Unlisted options expiring 26/10/11
		343,334	Unlisted options expiring 21/11/13
		1,093,967	Unlisted options expiring 11/06/11
		209,865	Unlisted options expiring 11/10/11
		479,605	Unlisted options expiring 02/11/11
		78,965	Unlisted options expiring 02/08/12

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Whilst the Company does not have a Dividend Policy, this matter is reviewed constantly by the Board of Directors.

Part 2 - Bonus issue or pro rata issue

NOT APPLICABLE

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

NOT APPLICABLE

Entities that have ticked box 34(b)

NOT APPLICABLE

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

+ See chapter 19 for defined terms.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:..
(Director/Company secretary)

Print name: .Willi Boehm..

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Aquarius Platinum Limited**
ABN/ARBN	**087 577 893**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	G E Haslam
Date of last notice	01/05/04

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	23/05/06
No. of securities held prior to change	nil
Class	Ordinary
Number acquired	5,000
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	£6.90 per share
No. of securities held after change	5,000

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aquarius Platinum Limited

ABN

087 577 893

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid shares in Aquarius Platinum Limited ("Shares") issued upon exercise of Options.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	15,000 Shares issued upon exercise of Options.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares issued upon exercise of options will rank equally with current fully paid shares in the Company.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Shares issued upon the exercise of options rank equally with the existing ordinary shares in all respects from the allotment date including in respect of future dividends.
5	Issue price or consideration	The Shares issued upon exercise of options were issued at the exercise price of GBP3.32 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Being the exercise of unlisted options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	24 to 26 May 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
84,321,558	Ordinary

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Number	+Class
	99,000	Unlisted options expiring 26/10/11
	328,334	Unlisted options expiring 21/11/13
	1,093,967	Unlisted options expiring 11/06/11
	209,865	Unlisted options expiring 11/10/11
	479,605	Unlisted options expiring 02/11/11
	78,965	Unlisted options expiring 02/08/12

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Whilst the Company does not have a Dividend Policy, this matter is reviewed constantly by the Board of Directors.

Part 2 - Bonus issue or pro rata issue

NOT APPLICABLE

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

NOT APPLICABLE

Entities that have ticked box 34(b)

NOT APPLICABLE

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

+ See chapter 19 for defined terms.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:..
(Director/Company secretary)

Print name: .Willi Boehm..

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aquarius Platinum Limited

ABN

087 577 893

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Unlisted Options granted pursuant to the Aquarius Platinum Limited Option Plan "Option Plan").
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	80,036 unlisted options granted under the Aquarius Platinum Limited Option Plan.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The Options granted under the Option Plan are exercisable at £7.01 on or before (seven years from the date of their grant) in three tranches: (a) One third of the Options are exercisable 3 years after the date of their grant; (b) One third of the Options are exercisable 4 years after the date of their grant; and (c) One third of the Options are exercisable 5 years after the date of their grant.
4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The Options granted under the Option Plan will not participate in dividends or interest until shares are issued upon exercise of the options.
5	Issue price or consideration	The Options granted under the Option Plan were granted for no consideration.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the Aquarius Platinum Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 June 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	84,321,558	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	99,000	Unlisted options expiring 26/10/11
		328,334	Unlisted options expiring 21/11/13
		1,093,967	Unlisted options expiring 11/06/11
		209,865	Unlisted options expiring 11/10/11
		479,605	Unlisted options expiring 02/11/11
		78,965	Unlisted options expiring 02/08/12
		80,036	Unlisted options expiring 26/05/13

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Whilst the Company does not have a Dividend Policy, this matter is reviewed constantly by the Board of Directors.

Part 2 - Bonus issue or pro rata issue

NOT APPLICABLE

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

NOT APPLICABLE

Entities that have ticked box 34(b)

NOT APPLICABLE

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:..
(Director/Company secretary)

Print name: .Willi Boehm...

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aquarius Platinum Limited

ABN

087 577 893

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid shares in Aquarius Platinum Limited ("Shares") issued upon exercise of Options.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	26,667 Shares issued upon exercise of Options.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares issued upon exercise of options will rank equally with current fully paid shares in the Company.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Shares issued upon the exercise of options rank equally with the existing ordinary shares in all respects from the allotment date including in respect of future dividends.
5	Issue price or consideration	The Shares issued upon exercise of options were issued at the exercise price of GBP3.32 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Being the exercise of unlisted options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	29 June 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	84,348,225	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	99,000	Unlisted options expiring 26/10/11
		301,667	Unlisted options expiring 21/11/13
		1,093,967	Unlisted options expiring 11/06/11
		209,865	Unlisted options expiring 11/10/11
		479,605	Unlisted options expiring 02/11/11
		78,965	Unlisted options expiring 02/08/12
		80,036	Unlisted options expiring 26/05/13

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Whilst the Company does not have a Dividend Policy, this matter is reviewed constantly by the Board of Directors.

Part 2 - Bonus issue or pro rata issue

NOT APPLICABLE

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

NOT APPLICABLE

Entities that have ticked box 34(b)

NOT APPLICABLE

Quotation agreement

+ See chapter 19 for defined terms.

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:..
(Director/Company secretary)

Print name: .Willi Boehm..

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aquarius Platinum Limited

ABN

087 577 893

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid shares in Aquarius Platinum Limited ("Shares") issued upon exercise of Options.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	106,666 Shares issued upon exercise of Options.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares issued upon exercise of options will rank equally with current fully paid shares in the Company.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Shares issued upon the exercise of options rank equally with the existing ordinary shares in all respects from the allotment date including in respect of future dividends..
5	Issue price or consideration	The Shares issued upon exercise of options were issued at the exercise price of GBP3.32 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Being the exercise of unlisted options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11 July 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	84,454,891	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	99,000	Unlisted options expiring 26/10/11
		181,667	Unlisted options expiring 21/11/13
		1,066,760	Unlisted options expiring 11/06/11
		209,865	Unlisted options expiring 11/10/11
		424,694	Unlisted options expiring 02/11/11
		78,965	Unlisted options expiring 02/08/12
		80,036	Unlisted options expiring 26/05/13

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Whilst the Company does not have a Dividend Policy, this matter is reviewed constantly by the Board of Directors.

Part 2 - Bonus issue or pro rata issue

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Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

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Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:..
(Director/Company secretary)

Print name: .Willi Boehm..

AQUARIUS
PLATINUM LIMITED

26 July 2006

Aquarius Platinum Limited

Change of Broker

Following completion of the acquisition of Williams de Broë by Evolution Group plc, Aquarius Platinum Limited is pleased to announce the appointment of Evolution Securities Limited as UK Broker with immediate effect.

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 8 9367 5211

In United Kingdom:
Nick Bias
buckbias Ltd
+44 7887 920 530

Alex Buck
buckbias Ltd
+44 7932 740 452

In South Africa:
Stuart Murray
Aquarius Platinum (South Africa) (Pty) Ltd
+27 11 455 2050

Charmane Russell
Russell & Associates
+27 11 880 3924

or visit: **www.aquariusplatinum.com**

4TH QUARTERLY RESULTS: 30 June 2006

MARIKANA POOL AND SHARE AGREEMENT SHOWS ITS PROMISE

Highlights of the Quarter

- **Group attributable production increased 8% to a new quarterly record of 129,162 PGM ounces**
- **Average group PGM basket prices up 21% to $1,192 per ounce**
- **Strong improvements in cash margins across all operations, notably Marikana**

P&SA1 at Kroondal
- 99,406 PGM ounces produced for the quarter (Aquarius attributable : 49,703 PGM ounces)
- Difficult geology at No. 3 shaft and reduced number of mining shifts impact production
- Increased mine development to provide positive results by next quarter
- Cash margin increased to 66% from 61% in the previous quarter
- Decline sinking at No. 5 Shaft remains ahead of schedule

P&SA2 at Marikana
- Record 31,992 PGM ounces produced for the quarter (Aquarius attributable : 15,996 PGM ounces)
- Open pit contractor increased production to 288,729 tons from 93,000 tons in the previous quarter
- Underground mine construction and production ramp up produced 109,470 tons
- Cash margin for the quarter increased substantially to 36% from 4% in the previous quarter

Everest
- 43,838 PGM ounces produced during for the quarter
- Unprotected strike action in April by underground contractor employees impacts mine ramp-up
- Opencast operations on target producing 287,405 tons
- Underground development advances, producing 229,226 tons
- Gross cash margin increases to 66% from 53% in the previous quarter

Mimosa
- 37,395 PGM ounces (Aquarius attributable : 18,697 PGM ounces)
- Wedza Phase IV Upgrade Expansion completed ahead of schedule and on budget
- Underground tonnages increased 3% to 451,578 tons
- Gross cash margin maintained strong at 66%

CTRP
- Record 1,856 PGM ounces produced for the quarter (Aquarius attributable : 928 PGM ounces)
- Further improvement in recoveries to 68% from 51% in the previous quarter
- Operation enjoys highest basket price in Group due to significant contribution from good rhodium price
- Gross cash margin increases to 88% from 65%

Commenting on the results, Stuart Murray, CEO of Aquarius Platinum said, *"As we close the 2006 financial year, I am pleased to report that Aquarius, despite a tough quarter at certain operations, has continued to deliver increases in production at a time of great prices for the platinum group metals. This quarter should, however, be recognised for our successes at Marikana, where the team has delivered a strong turn-around in ore quality, grade and tonnage, and the plant has achieved record recovery rates. Mimosa has again put in a sterling performance, including commissioning the Wedza IV upgrade, which will raise production in the 2007 financial year."*


Aquarius Platinum PGM Production (Attributable)
Quarterly Production – PGM Ounces
150,000
100,000
50,000
0
PGM ounces
Sep 2005
Dec 2005
Mar 2006
Jun 2006
Kroondal (attributable)
Marikana* (attributable)
Everest
Mimosa (attributable)
CTRP (attributable)

*** For the quarter ended December 2005, AQPSA accounted for the full impact of the P&SA2 at Marikana.***

Production by Mine

PGMs	Quarter Ended				Full Year Ended		
	Sep 2005	Dec 2005	Mar 2006	Jun 2006	Jun 2006	Jun 2005	% +/-
Kroondal	115,362	117,175	107,501	99,406	439,444	324,730	*35%*
Marikana	27,322	20,789	5,810	31,992	85,912	99,161	*(9)%*
Everest	-	7,111	46,081	43,838	97,031	-	-
Mimosa	36,368	35,394	33,252	37,395	142,407	130,167	*9%*
CTRP	1,363	1,533	1,484	1,856	6,234	2,117	*194%*
Total	**180,415**	**182,002**	**194,128**	**214,487**	**771,028**	**556,175**	***39%***

Production by Mine Attributable to Aquarius

PGMs	Quarter Ended				Full Year Ended		
	Sep 2005	Dec 2005	Mar 2006	Jun 2006	Jun 2006	Jun 2005	%
Kroondal	57,681	58,588	53,751	49,703	219,722	162,365	*35%*
Marikana	27,322	10,394	2,905	15,996	56,617*	99,161	*(43)%*
Everest	-	7,111	46,081	43,838	97,030	-	-
Mimosa	18,184	17,697	16,626	18,697	71,204	65,084	*9%*
CTRP	682	767	742	928	3,119	1,059	*194%*
Total	**103,869**	**94,557**	**120,105**	**129,162**	**447,693**	**327,669**	***37%***

**Year on year figures are not comparable due to implementation of the Marikana Pool & Share Agreement (P&SA2) in October 2005*

Metals Prices

Strong prices for the PGMs were achieved over the quarter, recording high average prices despite considerable volatility. Continued long-term supply concerns coupled with short-term supply constraints out of South Africa saw platinum average $1,190 per ounce over the quarter, reaching highs of $1,330 per ounce. Rhodium posted a great performance, averaging $5,028 per ounce in the quarter, peaking at $6,275 per ounce. Palladium, despite greater supply than platinum also saw price increases, averaging $346 per ounce. Gold prices were also up, averaging $629 per ounce for the quarter.



Platinum Group Metal Basket Prices (Dollar and Rand per PGM ounce)
Platinum, Palladium & Gold ($/oz)
Rhodium ($/oz)
1,400
1,300
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
0
6,000
5,000
4,000
3,000
2,000
1,000
0
Platinum
Rhodium
Palladium
Gold
Jun 05
Sep 05
Dec 05
Mar 06
Jun 06

By-products – ruthenium, iridium, nickel, copper and cobalt also put in a strong showing. Prices for these metals continued to strengthen over the quarter. Nickel prices averaged $9.03 per pound and copper $3.27 over the quarter, quarter on quarter increases of 34% and 46% respectively.

The value of the South African PGM basket rose 24% over the quarter to R8,655 per PGM ounce. In US Dollar terms, this was a 14% increase over the previous quarter to $1,333 per PGM ounce. In South Africa, the Rand : US Dollar exchange rate weakened by 16% over the quarter from 6.07 to 7.15.

The average Zimbabwean PGM basket over the quarter was 13% higher at US$854 per PGM ounce, and closed 18% higher quarter on quarter at US$877 per PGM ounce.

Commodity basket prices achieved at Aquarius operations (US$ per PGM ounce)

	Basket Prices (2006)			
	Q1	Q2	Q3	Q4
Kroondal	813	946	1,064	1,306
Marikana	800	925	1,028	1,275
Everest	-	886	964	1,162
Mimosa	614	662	750	854
CTRP	940	1099	1,276	1,449


Platinum Group Metal Prices (Dollar per PGM ounce)
$/oz
R/oz
1,600
1,400
1,200
1,000
800
600
400
200
0
10,000
8,000
6,000
4,000
2,000
0
Jun 05
Sep 05
Dec 05
Mar 06
Jun 06
Dollar per South African PGM Ounce
Dollar per Zimbabwean PGM Ounce
Rand per South African PGM Ounce


South African Rand : US Dollar
7.50
7.00
6.50
6.00
5.50
5.00
4.50
4.00
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06

AQUARIUS PLATINUM (SOUTH AFRICA) (PTY) LTD (Aquarius Platinum 50.5%)

P&SA1 at Kroondal

Safety

The 12-month rolling average DIIR for the quarter improved to 0.79 from 0.93 in the previous quarter. Kroondal achieved 1,000,000 fatality-free shifts.

Mining

- Operations constant with underground hoisting 1.3 million tons and opencast producing 46,000 tons
- Significant increases in development are underway to provide more face to cope with higher level of production and more than usual potholing at No. 3 shaft
- Decline development at new K5 shaft on track to intersect reef late in 2006

Processing

- Plant processed 1.35 million tons including 46,000 tons of opencast material
- Production fell to 99,406 PGM ounces as a combination of public holidays, an industrial stoppage and reduced face availability impacted ore availability during the quarter
- Concentrator recoveries increased 1% to 79%


P&SA1 at Kroondal PGM Production & Rand Cash Costs per PGM Ounce
120,000
100,000
80,000
60,000
40,000
20,000
0
Production (PGM ounces)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Rand cash costs per PGM ounce
Sep-05
Dec-05
Mar-06
Jun-06
Production
Cash Costs

Revenue

The PGM basket price for the quarter increased 23% to $1,306 per PGM ounce, resulting in mine revenue of R830 million for the quarter (Aquarius share : R415 million). The cash margin for the quarter rose to 66%.

Operations

Over the quarter, six public holidays and a national one day stay-away reduced operating days to 85. Underground operations produced a reduced 1.3 million tons due to the loss of days and a reduction in face length availability at No. 3 Shaft. Opencast produced a further 46,000 tons. Higher than usual potholing at

the No. 3 and East Shafts continued to hamper production for the second quarter and affected grade during the quarter. To overcome this issue, increased face availability is being created by advancing development ahead of plan and equipping additional strike belts. This issue has had an impact on unit costs.

Plant head grade improved marginally by 0.7% to 2.87 grams per ton. Improvements in head grade as a result of development are anticipated by the end of the calendar year. The processing plants treated 1.353 million tons, a 9% decrease quarter on quarter. The previous quarter included 106,000 tons of stockpile material processed with no available surface stockpiles this quarter to assist production. The K2 processing plant benefited from engineering modifications, with some circuit changes made to enhance performance on start up after routine maintenance. Consequently plant recoveries improved by 1% to 79%.

As a consequence of lower throughput, and yet despite an improved plant performance, PGM production for the quarter was lower at 99,406 PGM ounces (Aquarius attributable 49,703 PGM ounces).

The development of K5, the fifth decline, continues on schedule with reef intersection anticipated by the end of the calendar year 2006. In addition, development of additional mining areas is ongoing throughout the central and eastern areas of the mine. During the quarter, a considerable 2,279 metres of primary development was achieved to create additional mining face. In addition to the primary development, 1,221 metres of secondary development to re-establish around potholes was completed. Development requires infrastructure and consequently, related engineering costs nearly doubled to R21.4 million, unavoidably increasing cash costs.

Operating Costs

Cash cost per ROM ton increased by 16% to R211 per ton due higher costs and lower production. Consequently, cash costs per PGM ounce for the quarter increased 14% to R2,871. These costs included ledging and sinking costs of R271 per PGM ounce (up 24%), development costs of R60 per PGM ounce (up 76%) and engineering equipping costs of R215 per PGM ounce (up 100%).

P&SA1 at Kroondal: Operating Costs

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	6E net of by-products (Ni&Cu)
P&SA1 at Kroondal	R 2,871 per PGM ounce	R 2,364 per PGE ounce	R 2,341 per PGE ounce

Early indications are that the development investments made at Kroondal will start to bear fruit in the next six months as production output is expected to rise and the associated economies of scale kick-in.

P&SA1 Project Capital Expenditure

During the quarter R26.9m was spent on ongoing capital mainly on conveyor systems and R23.4m was spent on expansion capital mainly at the new K5 shaft (Aquarius share : 50%). The K5 project is on track and no cost problems have been identified.

Kroondal: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs	PGMs attributable to Aquarius
Jun 2006	59,057	29,194	10,649	506	99,406	49,703
Mar 2006	64,248	31,372	11,342	539	107,501	53,751
Dec 2005	69,830	34,332	12,422	591	117,175	58,588
Sep 2005	69,129	33,420	12,250	563	115,362	57,681

P&SA2 at Marikana

Safety

The 12 month rolling DIIR rate deteriorated to 0.31 from 0.23 in the previous quarter, due to one lost time injury for the quarter. By the end of the quarter 718,330 fatality free shifts were recorded.

Mining

- Open cast production increased to 288,729 tons
- Underground production started ramping up, totaling 109,470 tons for the quarter
- Surface stockpiles reduced to 102,000 tons

Processing

- Plant processed 420,199 tons
- Significant improvement in concentrator recoveries to 75% from 66% in the previous quarter
- A new mine record of 31,992 PGM ounces were produced


P&SA2 at Marikana PGM Production & Rand Cash Costs per PGM Ounce
Production (PGM ounces)
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Rand Cash Costs per PGM ounce
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Sep-05
Dec-05
Mar-06
Jun-06
Production
Cash Costs

Revenue

The PGM basket price for the quarter increased 24% to $1,275 per PGM ounce, resulting in mine revenue of R211 million for the quarter (Aquarius share R105.5 million). During the quarter 15,092 tons of ore were toll treated from neighbouring operations generating minor additional revenues. Marikana's cash margin for the quarter increased to 36% from 4% in the previous quarter reflecting the production ramp-up and the strong PGM prices.

Operations

Operations produced 398,199 ROM tons with 288,729 from opencast operations and importantly 109,470 tons from underground operations starting to ramp up.

At the end of the quarter, the stockpile contained 102,000 tons down from the 124,000 at the end of the previous quarter.

Plant head grade improved 8% to 3.16 grams per tonne. Recoveries improved by 14% to 75%, due to improved ore quality and enhancements undertaken to the plant circuit.

As a combination of increased tonnages, improved ore quality, higher head grades and a significant improvement in recoveries, PGM production achieved was 31,992 PGM ounces.

At No. 1 Shaft, previously referred to as the Trial Mining Project, construction on the conveyor infrastructure was completed and development is on track to build production up to 25,000 tons per month in the new financial year. The geology remains favourable for conventional board and pillar mining and the decline system is now developed to a distance of 300m down dip from the portals. At No. 4 shaft (transferred from P&SA1) the decline system is developed to a distance of 360 metres. The production build up remains on target and mining conditions are acceptable.

Operating Costs

Cash costs per ROM ton decreased to R324, a 38% improvement compared to the previous quarter. Cash costs per PGM ounce decreased to R4,255 per PGM ounce, a 49% improvement over the previous quarter. Reduced costs are reflective of the increased production achieved over the quarter.

Marikana: Operating Costs

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	6E net of by-products (Ni&Cu)
Marikana	R 4,255 per PGM ounce	R 3,516 per PGE ounce	R 3,291 per PGE ounce

P&SA2 Expansion project

Construction of the DMS plant is progressing to schedule. R20.7m expansion capex was spent in the quarter, with the total spent to date of R81.3 million (Aquarius share : 50%).

Marikana: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs	PGMs attributable to Aquarius
Jun 2005	19,036	9,531	3,162	263	31,992	15,996
Mar 2005	3,591	1,642	534	43	5,810	2,905
Dec 2005	12,887	5,879	1,861	162	20,789	10,394
Sep 2005	17,244	7,409	2,466	203	27,322	27,322

**Quarter on quarter figures are not directly comparable due to implementation of the Marikana Pool & Share Agreement (P&SA2) in October 2005*

Contractor dispute with Moolman Mining

AQPSA resiled from the mining contract with Moolman Mining during December 2005 on the basis of a misrepresentation on the part of Moolman Mining when the mining contract was originally concluded. This misrepresentation became apparent to AQPSA after the audit, conducted by KPMG during October 2005, into the rise and fall formula applied in the mining contract.

In the notice of recission, AQPSA advised Moolman Mining that AQPSA would institute a damages claim in an amount of R963,775,098 was served on Grinaker LTA on 18 April 2006. Moolman Mining has indicated their intent to defend the action by serving the applicable notice in law.

Arbitration was initiated by Mootman Mining before AQPSA resiled from the mining contract. AQPSA launched an application to stay these proceedings. This application was served on Moolman Mining on 15 May 2006 with them having in return, served notice of their intention to oppose same.

Everest Platinum Mine

Safety

The 12 month rolling average DIIR improved to 0.73 from 0.82 for the quarter. No disabling injuries occurred during the quarter.

Mining

- Opencast operations produced 287,405 tons
- Underground development advanced, producing 229,226 tons
- Remaining stockpiles were consumed during the quarter

Processing

- Plant processed 659,636 tons
- Recoveries continue to improve, increasing to 72% from 65%
- Quarterly production was 43,838 PGM ounces



Everest Mine PGM Production & Rand Cash Costs per PGM Ounce
Production (PGM Ounces)
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Rand Cash Costs per PGM Ounce
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Dec-05
Mar-06
Jun-06
Production
Cash Costs

Revenue

The PGM basket price for the quarter increased 21% to $1,162 per PGM ounce, resulting in mine revenue of R326 million for the quarter. The cash margin for the quarter rose to 66%.

Operations
Operational ramp up continued, with opencast and underground operation producing a total 516,631 tons, a 38% increase compared to the previous quarter.

Opencast mining was on target, with a total of 287,405 tons produced during the quarter. The opencast mining contractor continues to perform well in terms of both production and cost. For the quarter, opencast mining provided the majority of the plant feed. Opencast ROM grade was lower than the previous quarter as mining focussed in the lower grade areas in the North pit. With the focus on developing underground feed, the balance will start to shift towards underground feed by the end of the calendar year.

Underground mining progress continued during the quarter, with on-reef decline development on schedule and the establishment of stoping sections continuing. Production output for the period was adversely affected when the employees of the underground mining contractor embarked on an unprotected two week strike during April, citing contractor wages as the cause of the strike. Nevertheless, underground production showed a 46% increase in production to 229,226 ROM tons for the quarter. Despite the industrial action, equipping of the underground mining conveyor installations, ventilation and mining services were completed on schedule.

Concentrator throughput was 659,636 tons milled during the period, the balance provided from stockpile. Because lower grade opencast material provided the majority of the feed, plant head grade decreased to 2.9 grams per tonne from 3.2 grams per tonne. Operational stability saw further improvements, with metallurgical recoveries increasing by 11% to 72%. This resulted in production of 43,838 PGM ounces for the quarter.

Operating Costs
Cash costs increased 7% to R167 per ROM ton milled and 10% to R2,507 per PGM ounce (including ledging, sinking and underground infrastructure cost of R163 per PGM ounce). The increase is attributed to the ramp up phase.

Everest Operating Costs

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	6E net of by-products (Ni&Cu)
Everest	R2,507 per PGM ounce	$2,149 per PGE ounce	$2,090 per PGE ounce

Project Capital Expenditure

Capital expenditure commitments totalled R672 million at the end of the quarter with capital expenditure spent to date of R648 million. Prior capitalised expenditure of R12 million was reversed to working costs due to revised accounting standards relating to revenue capitalised during commissioning in December 2005 month.

Everest: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs
Jun 2006	24,699	14,844	3,817	478	43,838
Mar 2006	27,257	14,913	3,472	439	46,081
Dec 2005	4,161	2,351	532	67	7,111

MIMOSA INVESTMENTS (Aquarius Platinum 50%)

Mimosa Platinum Mine

Safety

The 12-month rolling average DIIR deteriorated to 0.28 for the quarter from 0.23 in the previous quarter.

Mining

- Underground production increased 3% to 451,578 tons
- The surface stockpile increased to a total 211,713 tons at the quarter end
- Expansion project completed ahead of time and on budget

Processing

- Ton processed increased 10% to 403,037 tons
- Concentrator plant recoveries increased by 1% to 78%
- Total production increased 12% to 37,395 PGM ounces (Aquarius attributable 18,697 PGM ounces)



Mimosa Mine PGM Production and $ Cash Cost per PGM Ounce (Including 12 month rolling-average)
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Production (PGM ounces)
400
350
300
250
200
150
100
50
0
$ Cash Cost per PGM ounce
Sep-05
Dec-05
Mar-06
Jun-06
Production
Cash Costs
Rolling Cash Costs Net of By-Product

Revenue

The PGM basket price for the quarter increased by 14% to $854 per PGM ounce compared with $750 per ounce in the previous quarter. The nickel price rose by 21% to $7.42 per pound from $6.14 per pound over the corresponding period. Together with the contribution from base metals, approximately 25% of gross revenue, sales revenue for the quarter of $31 million, an increase of $4 million. The gross cash margin was unchanged at 66%.

Operations

During the quarter mining operations hoisted 451,578 tons compared to 399,493 tons in the previous quarter. Tons milled during the quarter totalled 403,037 tons, with the balance going to a stockpile totaling 211,713 tons at the quarter end.

The average plant head grade was 3.68 grams per tonne, steady compared to 3.69 grams per tonne in the previous quarter.

Recoveries improved by 2% in the quarter.

PGM production for the quarter increased by 12% to 37,395 ounces (Aquarius attributable : 18,697 ounces).

Mimosa: PGMs in concentrate produced (ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs	PGMs attributable to Aquarius
Jun 2006	18,904	14,417	1,475	2,599	37,395	18,697
Mar 2006	16,820	12,809	1,306	2,317	33,252	16,626
Dec 2006	17,961	13,582	1,390	2,461	35,394	17,697
Sep 2005	18,548	13,915	1,407	2,498	36,368	18,184

Mimosa: Base Metals in concentrate produced (tons)

	Mine Production			Attributable to Aquarius		
Quarter ended	Ni	Cu	Co	Ni	Cu	Co
Jun 2006	506	423	15	253	211	7
Mar 2006	452	383	14	226	191	7
Dec 2005	488	410	15	244	205	8
Sep 2005	512	422	15	256	211	8

Operating costs

Cash costs for the quarter improved to $328 per PGM ounce ($96 per PGM ounce after by-product credits), a 1% improvement compared to the previous quarter's figure of $331 per PGM ounce ($108 per PGM ounce after by-product credits). The reduction in cash costs was attributable to higher PGM production recorded during the quarter and higher by-product credits realised during the quarter.

Mimosa Operating Costs

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	6E net of by-products (Ni,Cu&Co)
Mimosa	$328 per PGM ounce	$310 per PGE ounce	$94 per PGE ounce

Wedza Phase IV Upgrade

The Wedza Phase IV upgrade project was completed and commissioned two months ahead of target and on budget. Optimisation work in terms of metal recovery rates is in progress.

Capital Expenditure

Capital expenditure commitments totalled $2.1 million at the end of the quarter with capital expenditure for the quarter recorded at $5.8 million.

AQUARIUS PLATINUM (SA) CORPORATE SERVICES (PTY) LTD

Chromite Tailings Retreatment Plant (CTRP) (Aquarius Platinum 50%)

Safety

The DIIR is zero.

Processing

- Plant processed 31,625 tons, an increase of 20%
- Production increased 25% to a record 1,856 PGM ounces produced
- Significant improvement in recoveries to 68% from 51% in the previous quarter


CTRP PGM Production & Rand Cash Costs per PGM Ounce
2,000
1,500
1,000
500
0
4,000
3,000
2,000
1,000
0
Production PGM Ounces
Rand Cash Cost per PGM Ounce
Sep-05
Dec-05
Mar-06
Jun-06
Production
Cash Costs

Revenue

The PGM basket price for the quarter increased 14% to $1,449 per PGM ounce. CTRP revenue for the quarter more than doubled to R18 million (Aquarius attributable R9 million). The cash margin rose to 88% from 65%.

Operations

During the quarter only current arisings from the Kroondal Chrome Mine were fed to the CTRP. Consistent and stable operation was achieved and recoveries rose to 68% against 51% in the previous quarter.

A project to add dump material from the Kroondal Chrome Mine to the CTRP feed is progressing well, and scheduled to complete in August 2007 at a cost of approximately R2 million. With an increase in feed planned for the 2007 financial year, it is anticipated that PGM production will continue to increase.

Operating Costs

Cash costs continued to improve, decreasing by 14% to R1,721 per PGM ounce.

CTRP Operating Costs

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	6E net of by-products
CTRP	R1,721 per PGM ounce	R1,217 per PGE ounce	R1,176 per PGE ounce

Statistical Information: Kroondal P&SA1

Data reflects 100% of mine operations	Unit	Current Quarter Jun 2006	Previous Quarter Mar 2006	% Change Quarter on Quarter	Current 12 months to Jun 06	Previous 12 months to Jun 05	+/- % Year on Year	YTD Year 2006
Safety								
DIIR	Rate/200,000 man hours	0.96	0.93	(3)	0.96	0.75	(22)	0.96
Revenue								
Gross Revenue	R'M	830	686	21	2,742	1,250	119	2,742
PGM basket Price	$/oz	1,306	1,064	23	1,033	711	45	1,033
Gross cash margin	%	66	61	8	59	40	48	59
Nickel Price	$/lb	9.03	6.72	35	7.02	6.92	1	7.02
Copper Price	$/lb	3	2.24	46	2	1.43	60	2.29
Ave R/$ rate		6.32	6.13	3	6.37	6.17	3	6.37
Cash Costs on-mine								
Per ROM ton	R/ton	211	181	16	187	177	5	187
	$/ton	33	30	13	29	29	1	29
Per PGM oz (3E+Au)	R/oz	2,871	2,514	14	2,565	2,311	11	2,565
	$/oz	454	410	11	403	375	7	403
Per PGE (5E+Au)	R/oz	2,364	2,075	14	2,111	1,904	11	2,111
	$/oz	374	339	11	331	309	7	331
Capex								
Current/Sustaining 100%	R'000s	26,881	5,237	413	65,673	20,521	220	65,673
	$'000s	4,255	854	398	10,309	3,326	210	10,309
Expansion 100%	R'000s	23,427	(14,631)	(260)	66,732	462,374	(86)	66,732
	$'000s	3,708	(2,386)	(255)	10,476	74,939	(86)	10,476
Mining Processed								
Underground	ROM Ton '000	1,308	1,420	(8)	5,639	3,974	42	5,639
Open Pit	ROM Ton '000	46	72	(37)	403	266	51	403
Total	ROM Ton '000	1,353	1,492	(9)	6,041	4,240	42	6,041
Grade								
Plant Head	g/t	2.87	2.85	1	2.89	3.04	(5)	2.89
Recoveries	%	79	78	1	78	79	(1)	78
PGM Production								
Platinum	Ozs	59,057	64,247	(8)	262,263	194,290	35	262,263
Palladium	Ozs	29,194	31,372	(7)	128,318	93,984	37	128,318
Rhodium	Ozs	10,649	11,342	(6)	46,663	34,916	34	46,663
Gold	Ozs	506	540	(6)	2,201	1,540	43	2,201
Total PGM (3E+Au)	Ozs	99,406	107,501	(8)	439,444	324,730	35	439,444
Total PGE (5E+Au)	Ozs	120,722	130,222	(7)	534,069	394,222	35	534,069
Base Metals Production								
Nickel	Tonnes	107	104	3	435	314	38	435
Copper	Tonnes	43	49	(12)	191	141	35	191
Chromite (000)	Tonnes (000)	74	115	(36)	447	461	(3)	447

Statistical Information: Marikana P&SA2

Data reflects 100% of mine operations	Unit	Current Quarter Jun 2006	Previous Quarter Mar 2006	% Change Quarter on Quarter	Current 12 months to Jun 06	Previous 12 months to Jun 05	+/- % Year on Year	YTD Year 2006
Safety								
DIIR	Rate/200,000 man hours	0.31	0.23	35	0.31	0.81	(62)	0.31
Revenue								
Gross Revenue	R'M	211	51	314	520	364	43	520
PGM basket Price	$/oz	1,275	1,028	24	1,007	713	41	1,007
Gross cash margin	%	36	4	929	16	(10.0)	n/a	16
Nickel Price	$/lb	9.03	6.72	35	7.02	6.92	1	7.02
Copper Price	$/lb	3.27	2.24	46	2.29	1.43	60	2.29
Ave R/$ rate		6.32	6.13	3	6.37	6.17	3	6.37
Cash Costs on-mine								
Per ROM ton	R/ton	324	520	(38)	348	264	32	348
	$/ton	51	85	(40)	55	43	27	55
Per PGM oz (3E+Au)	R/oz	4,255	8,416	(49)	5,069	4,035	26	5,069
	$/oz	673	1,373	(51)	796	654	22	796
Per PGE (5E+Au)	R/oz	3,516	6,974	(50)	4,203	3,393	24	4,203
	$/oz	556	1,138	(51)	660	620	6	660
Capital expenditure								-
Current/Sustaining 100%	R'000s	2,279	1,202	90	8,521	19,362	(56)	8,521
	$'000s	361	196	84	1,338	3,138	(57)	1,338
Expansion 100%	R'000s	20,799	50,591	(59)	81,321	-	-	81,321
	$'000s	3,292	8,253	(60)	12,766	-	-	12,766
Mining Processed								
Underground	ROM Ton '000	106	43	147	178	-	-	178
Open Pit	ROM Ton '000	314	51	516	1,072	1,515	(29)	1,072
Total	ROM Ton '000	420	94	347	1,250	1,515	(17)	1,250
Grade								
Plant Head	g/t	3.16	2.93	8	3.20	3.60	(11)	3.20
Recoveries	%	75	66	14	67.00	57	18	67
PGM Production								
Platinum	Ozs	19,036	3,591	430	52,757	63,868	(17)	52,757
Palladium	Ozs	9,531	1,642	480	24,461	26,413	(7)	24,461
Rhodium	Ozs	3,162	534	492	8,023	8,061	(0)	8,023
Gold	Ozs	263	43	512	671	819	(18)	671
Total PGM (3E+Au)	Ozs	31,992	5,810	451	85,912	99,161	(13)	85,912
Total PGE (5E+Au)	Ozs	38,716	7,011	452	103,615	117,908	(12)	103,615
Base Metals Production								
Nickel	Tonnes	66	8	725	146	133	10	146
Copper	Tonnes	38	4	850	84	73	15	84
Chromite (000)	Tonnes (000)	18	13	38	135	247	(45)	135

Statistical Information: Everest

Data reflects 100% of mine operations	Unit	Current Quarter Jun 2006	Previous Quarter Mar 2006	% Change Quarter on Quarter	Current 12 months to Jun 06	Previous 12 months to Jun 05	+/- % Year on Year	YTD Year 2006
Safety								
DIIR	Rate/200,000 man hours	0.73	0.82	(11)	0.73	-	-	0.73
Revenue								
Gross Revenue	R'M	326	225	45	550	-	-	550
PGM basket Price	$/oz	1,162	964	21	1,037	-	-	1,037
Gross cash margin	%	66	53	25	61	-	-	61
Nickel Price	$/lb	9.03	6.72	34	7.02	-	-	7.02
Copper Price	$/lb	3.27	2.24	46	2.29	-	-	2.29
Ave R/$ rate		6.32	6.14	3	6.37	-	-	6.37
Cash Costs on-mine								
Per ROM ton	R/ton	167	156	7	161	-	-	161
	$/ton	26	25	(5)	25	-	-	25
Per PGM oz (3E+Au)	R/oz	2,507	2,280	10	2,390	-	-	2,390
	$/oz	397	371	7	375	-	-	375
Per PGE (5E+Au)	R/oz	2,149	1,974	9	2,057	-	-	2,057
	$/oz	340	321	6	323	-	-	323
Capital expenditure								-
Current/Sustaining 100%	R'000s	7,108	-		7,108	-	-	7,108
	$'000s	1,125			1,116	-	-	1,116
Expansion 100%	R'000s	(11,860)	67,094	(118)	391,972	-	-	391,972
	$'000s	(1,877)	10,927	(117)	61,532	-	-	61,532
Mining Processed								
Underground	ROM Ton '000	229	202	13	471	-	-	471
Open Pit	ROM Ton '000	431	473	(9)	991	-	-	991
Total	ROM Ton '000	660	675	(2)	1,462	-	-	1,462
Grade								
Plant Head	g/t	2.86	3.22	(11)	3.04	-	-	3.04
Recoveries	%	72	65	11	68	-	-	68
PGM Production								
Platinum	Ozs	24,699	27,257	(9)	56,118	-	-	56,118
Palladium	Ozs	14,844	14,913	(0)	32,108	-	-	32,108
Rhodium	Ozs	3,817	3,472	10	7,821	-	-	7,821
Gold	Ozs	478	439	9	984	-	-	984
Total PGM (3E+Au)	Ozs	43,838	46,081	(5)	97,031	-	-	97,031
Total PGE (5E+Au)	Ozs	51,145	53,202	(4)	112,717	-	-	112,717
Base Metals Production								
Nickel	Tonnes	76	54	40	138	-	-	138
Copper	Tonnes	41	28	45	74	-	-	74
Chromite (000)	Tonnes (000)			-		-	-	-

Statistical Information: Mimosa

Data Reflects 100% of mine operations	Unit	Current Quarter Jun 06	Previous Quarter Mar 06	+/- % Quarter on Quarter	YTD 12 months Jun 06	Previous 12 months Jun 05	+/- % 12 Months Ytd	Rolling 12 Months Jun 06
Safety								
DIIR	Rate/200 000 man hours	**0.36**	**0.40**	10	0.28	**0.31**	10	**0.28**
Revenue								
Gross Revenue	US$M	**31**	**27**	15	113	84	35	**113**
PGM basket Price	US$/oz	**854**	**750**	14	713	590	21	**713**
Gross cash margin	%	**66**	**66**	4	64	60	7	**64**
Nickel Price	US$/lb	**7.42**	**6.14**	21	6.64	6.51	2	**6.64**
Copper Price	US$/lb	**3**	**2**	27	2	**1**	55	**2**
Cash Costs								
Per Rom ton	US$/ton	**30**	30	(1)	31	33	4	31
Per PGM ounce (3E+Au)	US$/oz	**328**	331	1	336	357	6	336
Per PGM ounce (3E) after by-product credits	US$/oz	**96**	108	11	100	140	29	100
Per 6 PGM ounce (5E+Au)	US$/oz	**310**	313	1	318	339	6	318
Per 6 PGM ounce (5E+Au) after by-product credits	US$/oz	**94**	105	10	98	135	28	98
Capital Expenditure								
Current	US$ ' 000s	**2,967**	**705**	(321)	7,999	13,672	41	**7,999**
Expansion	US$ ' 000s	**2,895**	**6,526**	56	10,471	1,108	(845)	**10,471**
Mining								
Underground	RoM ton '000	452	399	13	1,713	1,432	20	1,713
Grade								
Plant Head	g/t	3.68	3.69	0	3.71	3.69	1	3.71
Recoveries	%	78	77	1	78	77	1	78
PGM Production								
Platinum	Ozs	18,904	16,820	12	72,232	66,742	8	72,232
Palladium	Ozs	14,417	12,809	13	54,722	49,259	11	54,722
Rhodium	Ozs	1,475	1,306	13	5,577	5,156	8	5,577
Gold	Ozs	2,599	2,317	12	9,876	9,010	10	9,876
Total	**Ozs**	**37,395**	**33,252**	**12**	**142,407**	**130,167**	**9**	**142,407**
Base Metals Production								
Nickel	Tons	506	452	12	1,958	1,895	3	1,958
Copper	Tons	423	383	10	1,638	1,563	5	1,638
Cobalt	Tons	15	14	7	59	56	5	59

Note: Cash Cost Per ROM ton calculated using milled tonnage

Statistical Information: Chrome Tailings Retreatment Plant

Data reflects 100% of mine operations	Unit	Current Quarter June 2006	Previous Quarter Mar 2006	% Change Quarter on Quarter	Current 12 months to June 06	Previous 12 months to June 05	+/- % Year on Year	YTD Year 2006
Safety								
DIIR	Rate/200,000 man hours	-	-	-		-	-	-
Revenue								
Gross Revenue	R'M	18	8	119	43	1	3,188	43
PGM basket Price	$/oz	1,449	1,276	14	1,207	834	45	1,207
Gross cash margin	%	88	65	35	63	37.5	68	63
Nickel Price	$/lb	9.03	6.72	35	7.02	-	-	7.02
Copper Price	$/lb	3	2.24	46	2	-	-	2.29
Ave R/$ rate		6.32	6.32	-	6.37	-	-	6.37
Cash Costs on-mine								
Per ROM ton	R/ton	101	113	(11)	96	14	605	96
	$/ton	16	18	(5)	15	-	-	15
Per PGM oz (3E+Au)	R/oz	1,721	2,000	(14)	2,507	367	-	2,507
	$/oz	272	326	(16)	394	-	-	394
Per PGE (5E+Au)	R/oz	1,217	1,386	(12)	1,766	-	-	1,766
	$/oz	193	226	(15)	277	-	-	277
Capital expenditure								-
Current/Sustaining 100%	R'000s	572	-	-	950	-	-	950
	$'000s	91	-	-	149	-	-	149
Expansion 100%	R'000s	-	-	-	-	-	-	-
	$'000s	-	-	-	-	3,676	-	-
Feed Processed								
Feed Processed	ROM Ton '000	32	26	20	162	56	188	162
Total	ROM Ton '000	32	26	20	162	56	188	162
Grade								
Plant Head	g/t	2.83	2.76	2	3.21	2.71	18	3.21
Recoveries	%	68	51	33	40	42	(4)	40
PGM Production								
Platinum	Ozs	1,115	887	26	3,799	1,321	188	3,799
Palladium	Ozs	411	334	23	1,378	439	214	1,378
Rhodium	Ozs	326	260	25	1,044	353	196	1,044
Gold	Ozs	4	3	35	13	4	225	13
Total PGM (3E+Au)	Ozs	1,856	1,484	25	6,234	2,117	194	6,234
Total PGE (5E+Au)	Ozs	2,626	2,142	23	8,851	2,940	201	8,851
Base Metals Production								
Nickel	Tonnes	1	1	-	4	1	489	4
Copper	Tonnes	1	0	-	2	2	13	2
Chromite (000)	Tonnes (000)			-		-	-	-

Aquarius Platinum Limited
Incorporated in Bermuda
Exempt company number 26290

Board of Directors

Nicholas Sibley	Non-executive Chairman
Stuart Murray	Chief Executive Officer
David Dix	Non-executive
Edward Haslam	Non-executive
Sir William Purves	Non-executive
Patrick Quirk	Non-executive
Zwelakhe Sisulu	Non-executive

Audit/Risk Committee
Sir William Purves (Chairman)
David Dix
Edward Haslam
Nicholas Sibley

Remuneration/Succession Planning Committee
Edward Haslam (Chairman)
Nicholas Sibley

Nomination Committee
The full Board comprises the Nomination Committee

Company Secretary
Willi Boehm

Issued Capital
At 30 June 2006, the Company had on issue:
84,348,225 fully paid common shares
2,343,105 unlisted options

Substantial Shareholders 30 June 2006	Number of Shares	Percentage
Impala Platinum Holdings Ltd	7,127,276	8.63
Nutraco Nominees Limited	5,242,250	6.25
National Nominees Limited	4,541,671	5.42

Broker (LSE)
Evolution Securities Ltd
100 Wood Street
London EC2V 7AN
Telephone: +44 (0)20 7071 4330
Facsimile: +44 (0)20 7071 4451

Broker (ASX)
Euroz Securities
Level 14, The Quadrant
1 William Street
Perth WA 6000
Telephone: +61 (0)8 9488 1400
Facsimile: +61 (0)8 9488 1478

Sponsor (JSE)
Investec Bank Limited
100 Grayston Drive
Sandown Sandton 2196
Telephone: +27 (0)11 286 7326
Facsimile: +27 (0)11 291 1066

Aquarius Platinum (South Africa) (Proprietary) Ltd.

50.5% Owned
(Incorporated in the Republic of South Africa)
Registration Number 2000/000341/07

Block A, 1st Floor, The Great Wall Group Building
5 Skeen Boulevard, Bedfordview
South Africa 2007

P O Box 1282
Bedfordview South Africa 2009

Telephone: +27 (0)11 455 2050
Facsimile: +27 (0)11 455 2095
Email: info@aquariussa.co.za

Aquarius Platinum Corporate Services Pty Ltd

100% Owned
(Incorporated in Australia)
ACN 094 425 555

Level 4, Suite 5, South Shore Centre,
85 The Esplanade, South Perth, WA 6151,Australia

PO Box 485
South Perth, WA 6151, Australia

Telephone: +61 (0)8 9367 5211
Facsimile: +61 (0)8 9367 5233
Email: info@aquariusplatinum.com

AQPSA Management

Stuart Murray	Executive Chairman
Gert Ackerman	Managing Director
Ayanda Khumalo	Finance Director
Anton Wheeler	Operations Director
Graham Ferreira	General Manager Finance & Company Secretary
Hugo Höll	General Manager Everest
Robert Mallinson	General Manager Marikana
Gordon Ramsay	General Manager Projects
Dave Starley	General Manager Kroondal
Gabriel de Wet	General Manager Engineering

Mimosa Mine Management

Alex Mhembere	Managing Director
Winston Chitando	Finance Director
Herbert Mashanyare	Technical Director
Peter Chimboza	Operations Director

Glossary

A$	Australian Dollar
Aquarius	Aquarius Platinum Limited
ABET	Adult Basic Education Training programme
APS	Aquarius Platinum Corporate Services Pty Ltd
AQPSA	Aquarius Platinum (South Africa) Pty Ltd
ASACS	Aquarius Platinum (SA) (Corporate Services) (Pty) Limited
CTRP	Chromite Ore Tailings Retreatment Operation
DIFR	Disabling Injury Incidence Rate - being the number of lost time injuries expressed as a rate per 1,000,000 man-hours worked
DIIR.	Disabling Injury Incidence Rate - being the number of lost time injuries expressed as a rate per 200,000 man-hours worked
EMPR	Environmental Management Programme Report
Everest	Everest Platinum Mine
Great Dyke Reef	A PGE bearing layer within the Great Dyke Complex in Zimbabwe
g/t	Grams per tonne, measurement unit of grade (1g/t = 1 part per million)
JORC code	Australasian code for reporting of Mineral Resources and Ore Reserves
JSE	JSE Securities Exchange South Africa
Kroondal	Kroondal Platinum Mine or P&SA1 at Kroondal
LHD	Load Haul Dump machine
Marikana	Marikana Platinum Mine or P&SA2 at Marikana
Mimosa	Mimosa Mining Company (Private) Limited
NOSA	National Occupational Safety Association
PGE(s) (6E)	Platinum Group Elements plus Gold. Five metallic elements commonly found together which constitute the platinoids (excluding Os (osmium)). These are Pt (platinum), Pd (palladium), Rh (rhodium), Ru (ruthenium), Ir (iridium) plus Au (gold)
PGM(s) (4E)	Platinum Group Metals plus Gold. Aquarius reports the PGMs as comprising Pt+Pd+Rh plus Au (gold) with the Pt, Pd and Rh being the most economic platinoids in the UG2 Reef.
P&SA1	Pooling & Sharing Agreement between AQPSA and RPM Ltd on Kroondal
P&SA2	Pooling & Sharing Agreement between AQPSA and RPM Ltd on Marikana
R	South African Rand
RK1	Consortium comprising Aquarius Platinum (SA) (Corporate Services) (Pty) Limited (ASACS), GB Mining and Exploration (SA) (Pty) Limited (GB) and Sylvania South Africa (Pty) Ltd (SLVSA).
ROM	Run of Mine. The ore from mining which is fed to the concentrator plant. This is usually a mixture of UG2 ore and waste.
RPM	Rustenburg Platinum Mines Limited
TKO	TKO Investment Holdings Limited
Ton	1 Metric tonne (1,000kg)
UG2 Reef	A PGE bearing chromite layer within the Critical Zone of the Bushveld Complex
$	United States Dollars
Z$	Zimbabwe Dollar

For further information please contact:

In Australia:

Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 (0)8 9367 5211

In United Kingdom:

Nick Bias
BuckBias Limited
+ 44 (0)7887 920 530

Alex Buck
BuckBias Limited
+44 (0)7392 740 452

In South Africa:

Stuart Murray
Aquarius Platinum (South Platinum) (Pty) Ltd
+27 (0)11 455 2050

Charmane Russell
Russell & Associates
+27 (0)11 880 3924

or visit: **www.aquariusplatinum.com**

Appendix 4E

PRELIMINARY FINAL REPORT
12 MONTHS ENDED 30 JUNE 2006

Details of the reporting period and the previous corresponding period

Name of entity

Aquarius Platinum Limited

ARBN	Reporting period	Previous corresponding period
087 577 893	Year ended 30/06/06	Year ended 30/06/05

Results for announcement to the market

				$US'000
Revenues from ordinary activities	up	92 %	to	426,569
Profit from ordinary activities after tax attributable to members	up	309 %	to	85,630 *

Dividends	Amount per security	Franked amount per security
Interim dividend	6 ¢	- ¢
Final Dividend	18 ¢	- ¢

Record date for determining entitlements to the dividend: 15 September 2006

Refer to the results announcement released in conjunction with this appendix 4E to the market on 10th August 2006.

* Consists of				
Net profit before non cash charges	up	141 %	to	114,447
Amortisation and depreciation of mining assets				(21,655)
Amortisation of fair value uplift of mineral properties				(7,162)
Net profit after non cash charges	up	309 %	to	85,630

Consolidated income statement

(Year ended 30 June 2006)

	30/06/06 $US'000	30/06/05 $US'000
Revenue	426,569	222,327
Foreign exchange gain/(loss)	13,228	2,797
Net revenue after foreign exchange gain	439,797	225,124
Cost of sales	(223,064)	(174,936)
Gross profit	**216,733**	**50,188**
Amortisation of fair value uplift of mineral properties	(7,162)	(6,745)
Gross profit after amortisation of fair value uplift of mineral properties	**209,571**	**43,443**
Administrative and other costs	(8,027)	(5,976)
Other foreign exchange gain/(loss)	913	484
Finance costs	(10,383)	(9,889)
Profit before income tax	**192,074**	**28,062**
Income tax on ordinary activities	(51,071)	(3,446)
Net profit from ordinary activities	**141,003**	**24,616**
Net profit attributable to outside equity interests	(55,373)	(3,666)
Net profit for the period attributable to members of Aquarius Platinum Limited	**85,630**	**20,950**

Earnings per security (EPS)

Basic EPS	100.87 cents	25.32 cents
Diluted EPS	99.12 cents	25.17 cents

Consolidated statement of recognised gains and losses

(Year ended 30 June 2006)

	30/06/06 $US'000	30/06/05 $US'000
Foreign currency translation adjustments	(13,945)	(5,608)
Net gain not recognised in the income statement	(13,945)	(5,608)
Net profit for the year	85,630	20,950
Total recognised gains and losses	**71,685**	**15,342**

Consolidated balance sheet

	As at 30/06/06 $US'000	As at 30/06/05 $US'000
Non-current assets		
Receivables	6,590	-
Investments	404	437
Property, plant and equipment	144,449	137,819
Mining assets	308,517	271,050
Total non-current assets	**459,960**	**409,306**
Current assets		
Cash and cash equivalents	162,425	75,251
Trade and other receivables	66,721	44,695
Investments	4	3
Inventories	19,823	16,308
Other	1	1
Total current assets	**248,974**	**136,258**
Total assets	**708,934**	**545,564**
Non-current liabilities		
Payables	143,933	150,735
Interest bearing liabilities	40,846	16,037
Deferred tax liabilities	73,311	53,789
Provisions	32,108	24,526
Total non-current liabilities	**290,198**	**245,087**
Current liabilities		
Trade and other payables	32,881	25,538
Interest bearing liabilities	-	-
Current tax liabilities	2,209	9,612
Provisions	373	330
Total current liabilities	**35,463**	**35,480**
Total liabilities	**325,661**	**280,567**
NET ASSETS	**383,273**	**264,997**
Shareholders equity		
Issued capital	12,652	12,413
Share premium reserve	143,621	136,669
Employee equity benefits reserve	(56)	(2,928)
Foreign currency translation reserve	(6,476)	7,469
Retained earnings	155,254	78,801
Equity attributable to members of Aquarius Platinum Limited	**304,995**	**232,424**
Minority interests	78,278	32,573
TOTAL EQUITY & MINORITY INTEREST	**383,273**	**264,997**

Consolidated statement of cash flows

	30/06/06 $US'000	30/06/05 $US'000
Cash flows related to operating activities		
Receipts from customers	402,837	197,521
Payments to suppliers and employees	(194,064)	(164,546)
Interest and other items of similar nature received	8,256	6,655
Interest and other costs of finance paid	(10,383)	(7,657)
Other income	885	1,087
Income taxes paid	(32,000)	(1,602)
Net operating cash flows	**175,531**	**31,458**
Cash flows related to investing activities		
Payments for property, plant and equipment and mine development costs	(111,059)	(90,279)
Payments for mine closure/rehabilitation costs	(1,821)	(2,138)
Proceeds from sale of property, plant and equipment	-	296
Payment for purchases of equity investments	-	(476)
Proceeds from disposal of investments	-	4,445
Net investing cash flows	**(112,880)**	**(88,152)**
Cash flows related to financing activities		
Proceeds from issues of shares	7,192	38,193
Payments for share issue and listing expenses	-	(6,461)
Proceeds from borrowings	53,591	97,439
Repayment of share-plan loans	2,498	1,713
Repayment of borrowings	(26,989)	(71,032)
Payment of principal portion of hire purchase liability	16	(7)
Dividends paid	(9,147)	(4,924)
Net financing cash flows	**27,161**	**54,921**
Net increase (decrease) in cash held	**89,812**	**(1,773)**
Cash at beginning of period	75,251	77,942
Exchange rate adjustments to opening cash	(2,638)	(918)
Cash at end of period	**162,425**	**75,251**

Notes to the consolidated income statement

	30/06/06 $US'000	30/06/05 $US'000

Revenue from ordinary activities

	30/06/06 $US'000	30/06/05 $US'000
Sales revenue	417,428	210,125
Interest revenue	8,256	6,655
Profit on sale of mine properties and investments	-	4,460
Other revenue	885	1,087
Total revenue	426,569	222,327

Cost of sales

	30/06/06 $US'000	30/06/05 $US'000
Amortisation and depreciation	21,655	19,759
Cost of production	199,568	153,753
Royalties	1,841	1,424
Total cost of sales	223,064	174,936

Finance costs

	30/06/06 $US'000	30/06/05 $US'000
Interest on borrowings	8,668	7,978
Net present value discount adjustment to mine site rehabilitation liability	1,715	1,911
Total finance costs	10,383	9,889

Statement of retained earnings showing movements

Consolidated retained profits

	30/06/06 $US'000	30/06/05 $US'000
Retained profits at the beginning of the financial period	78,801	62,816
Net profit attributable to members	85,630	20,950
Dividends paid	(9,177)	(4,965)
Retained profits at the end of the financial period	155,254	78,801

Details of individual and total dividends and dividend payments

Date the final dividend is payable	6 October 2006
Record date to determine entitlements to the dividend	15 September 2006
Has the dividend been declared?	Yes

		Total amount paid or payable US$'000	Amount per share US$	Franked amount per share
Final dividend:	Current period	15,212	18 ¢	- ¢
	Previous period	4,145	5 ¢	- ¢
Interim dividend:	Current period	5,032	6 ¢	- ¢
	Previous period	2,483	3 ¢	- ¢

Other disclosures in relation to dividends

The final dividend for the current period of US$0.18 per share has not been provided for in the Balance Sheet in accordance with International Accounting Standards.

The company does not have a dividend reinvestment plan.

Earnings per security (EPS)

Details of basic and diluted EPS reported separately in accordance with *IAS 33: Earnings Per Share* are as follows.

	30/06/06 $US'000	30/06/05 $US'000
Net Profit:	141,003	24,616
Adjustments:		
Net profit attributable to outside equity interest	(55,373)	(3,666)
Earnings used in calculating basic and diluted earnings per share	**85,630**	**20,950**

	Current period Number of Shares	Previous corresponding period Number of Shares
Weighted average number of ordinary shares used in calculating basic earnings per share	84,891,630	82,753,892
Effect of dilutive securities:		
Share options	1,500,319	485,892
Adjusted weighted average number of ordinary shares used in calculating diluted earnings per share	**86,391,949**	**83,239,784**

Details of entities over which control has been gained or lost during the period

Name of entity (or group of entities) and date of the gain or loss of control	Contribution to net profit (loss)		Profit (loss) for the previous corresponding period	
	Current period $US'000	Previous corresponding period - $US'000	Current period $US'000	Previous corresponding period - $US'000
	-	-	-	-
Total	-	-	-	-

Details of associates and joint venture entities

The economic entity has an interest (that is material to it) in the following entities:

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss)	
	30/06/06	**30/06/05**	**30/06/06 $US'000**	**30/06/05 $US'000**
Mimosa Investments Limited	50%	50%	27,381	14,808
Total			**27,381**	**14,808**

Group's share of associates' and joint venture entities':	**30/06/06 $US'000**	**30/06/05 $US'000**
Profit from ordinary activities before tax	32,704	15,751
Income tax on ordinary activities	(5,323)	(943)
Profit from ordinary activities after tax	27,381	14,808
Adjustments	-	-
Share of net profit of associates and joint venture entities	**27,381**	**14,808**

Contingent Liability

AQPSA resiled from the mining contract with Moolman Mining during December 2005 on the basis of a misrepresentation on the part of Moolman Mining when the mining contract was originally concluded. This misrepresentation became apparent to AQPSA after the audit, conducted by KPMG during October 2005, into the rise and fall formula applied in the mining contract.

In the notice of recission, AQPSA advised Moolman Mining that AQPSA would institute a damages claim in an amount of R963,775,098. This was served on Grinaker LTA on 18 April 2006. Moolman Mining has indicated their intent to defend the action by serving the applicable notice in law.

Arbitration was initiated by Moolman Mining before AQPSA resiled from the mining contract. AQPSA launched an application to stay these proceedings. This application was served on Moolman Mining on 15 May 2006 with them having in return, served notice of their intention to oppose same.

Basis of Accounting

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS).

Segment reporting

The economic entity operates predominantly in the mining industry through the ownership and operation of platinum group metals mining projects. The group operates in four predominant geographical segments – South Africa, Zimbabwe, Bermuda and Australia.

Geographical segments

30 June 2006	Bermuda USD000	South Africa USD000	Australia USD000	Zimbabwe USD000	Eliminations USD000	Consolidated USD000
External sales	-	349,192	-	68,236	-	417,428
External other revenues	207	5,578	1,152	2,204	-	9,141
Intersegment revenues	12,803	-	504	-	(13,307)	-
Segment revenue	13,010	354,770	1,656	70,440	(13,307)	426,569
Segment result	(2,942)	160,633	(1,096)	32,704	2,775	192,074
Income tax expense						(51,071)
Profit after tax						141,003
Minority interest						(55,373)
Net profit						85,630

30 June 2005	Bermuda USD000	South Africa USD000	Australia USD000	Zimbabwe USD000	Eliminations USD000	Consolidated USD000
External sales	-	160,859	-	49,266		210,125
External other revenues	4,210	6,841	1,061	88	2	12,202
Intersegment revenues	8,164	-	492	-	(8,656)	-
Segment revenue	12,374	167,700	1,553	49,354	(8,654)	222,327
Segment result	1,624	7,212	1,399	15,751	2,076	28,062
Income tax expense						(3,446)
Profit after tax						24,616
Minority interest						(3,666)
Net profit						20,950

Issued and quoted securities at end of current period

Category of securities	Total number	Number quoted	Issue price per security (cents)	Amount paid up per security (cents)
Ordinary securities	84,348,225	84,348,225		
Changes during current period:				
Increases through issues	-	-	-	-
Increases through option conversions	-	-	-	-
Decreases through returns of capital, buybacks, redemptions	-	-	-	-
Options *(description and conversion factor)*			*Exercise Price*	*Expiry date (if any)*
Unlisted options each convertible for one ordinary share				
- Employee options				
" "	99,000	-	£2.50	23/10/11
" "	301,667	-	£3.32	21/11/13
" "	1,093,967	-	£2.54	11/06/14
" "	209,865	-	£2.54	11/10/11
" "	479,605	-	£2.92	02/11/11
" "	78,965	-	£3.32	02/08/12
" "	80,036	-	£7.01	26/05/13
Changes during current period:		-		
Issued during current period				
- Employee options	78,965		£3.32	02/08/12
- Employee options	80,036		£7.01	26/05/13
Exercised during current period	1,516,000	-	£2.50	23/10/11
	78,333	-	£3.32	21/11/13
Cancelled during current period	16,189	-	£2.92	02/11/11

Statements in relation to accounts and audit

This report is based on accounts to which one of the following applies.

☐	The accounts have been audited (refer audit attached report).	☐	The accounts have been subject to review (refer attached review report).
☑	The accounts are in the process of being audited or subject to review.	☐	The accounts have *not* yet been audited or reviewed.

Sign here: ....Date: ...10 August 2006...........
(Company Secretary)

Print name: WILLI BOEHM...



AQUARIUS PLATINUM LIMITED

2006 FULL YEAR RESULTS: 30 June 2006

Record production and strong prices deliver a four-fold increase in net profit to $85.6 million

Highlights of the year:

- **Record group production of 447,693 PGM ounces**
- **Net profit up 309% to $85.6 million (US 101 cents per share)**
- **Cash profit up 141% to $114.4 million (US135 cents per share)**
- **Full Year dividend increases three-fold to US 24 cents per share**

Operational

- Group attributable production up 37% to 447,693 PGM ounces (2005: 327,669 PGM ounces)
- Kroondal production record as expansion ramped up
- Significant improvements at year end show promise at Marikana
- Everest mine delivers production ahead of schedule
- Mimosa expansion completed to deliver more production in new-year
- Chrome tailings project increased production

Financial

- Revenue increased 92% to $426.6 million
- Net profit after tax "cash basis" up 141% to $114.4 million, equal to US 135 cents per share
- Net profit increases 309% to $85.6 million, equal to US 101 cents per share
- Cash balances rose to $162.4 million
- US 18 cents per share final dividend declared, payable on 6 October 2005, (2005: US 5 cents). Total 2006 dividend (interim and final) up three-fold to US 24 cents (2005: US 8 cents)

Strategic

- Everest Mine construction completed with production ahead of schedule, continuing ramp up into 2007
- Marikana Pool & Share Agreement completed, showing promise at year end
- Mimosa Wedza IV expansion completed, ramping up into 2007

Commenting on the full year results, Stuart Murray, CEO of Aquarius Platinum said, *"The 2006 financial year stands out for great commodity prices, and I am delighted that once again Aquarius has taken full advantage by benefiting from significant growth in production.*

Our financials are in a strong position: a fourfold increase in net profit has resulted in the Board declaring a significant increase in the dividend to US 24 cents. Looking to the operations the highlight this year is undoubtedly the Everest Mine. We have successfully completed ahead of time and below budget new low cost platinum mine in South Africa. The implementation of the Marikana P&SA2 was also a major milestone.

Looking to the future, 2007 will see further increases in production as operation ramp-ups complete. I also believe that at our Kroondal and Marikana operations there is scope for improvements in our operational performance.

But we are not content to sit back and enjoy the fruits of our labours. It is not my plan to watch Aquarius become an ex-growth story. Aquarius is about innovation and we will continue through 2007 to work hard on corporate and strategic fronts to deliver new growth opportunities."

Aquarius announces consolidated earnings for the year to 30 June 2006 of $85.6 million equal to US 101 cents per share. This represents a 309% increase in net profit over the previous year. The increase is attributed to a 37% increase in production to 447,693 PGM ounces and an increase in the average 4E PGM basket price (Platinum, palladium, rhodium and gold) for the group to US$932 per ounce in 2006 compared to US$641 per ounce in 2005.

Cash earnings (before depreciation and amortisation) were $114.4 million or US135 cents per share representing an increase of 141% for cash earnings over the previous year.

The Directors have declared a final dividend of 18 cents (2005: 5 cents) per share payable on 6 October 2005 to shareholders registered on 15 September 2006. This brings the total dividend payable for the year ended 30 June 2006 to US 24 cents, an increase of 200% over last year.

Net Profit and Production comparison by half year and full year, Financial Years 2005 and 2006

	1H 2006	2H 2006	FY2006	FY2005	Change
Net Profit after tax and minorities	$25.9m	$59.7m	$85.6m	$20.9m	309%
PGM Production (4E) (ounces)	198,426	249,267	447,693	327,669	37%

As outlined in the table above, this year's performance has shown a stronger second half of the year as the Group's expansion program delivered more production as PGM basket prices increased. The increased production is largely attributable to the new Everest mine which was commissioned in December 2005. The Group's existing operations expect to produce in excess of 600,000 PGM ounces in FY2007.

Revenues from ordinary activities for the period rose 92% to $426.6 million (comprising sales revenue of $417.4 million and interest and other income of $9.2 million) from $223.1 million (sales revenue $210.1 million and interest and other income of $12.2 million). The increased revenue was due to a 37% increase in PGM production and a 45% increase in the average PGM basket price over the year.

Cost of production for the year at $223.1 million was lower at $498 per PGM ounce from $534 per PGM ounce in FY 2005.

Operating performances at all mines was good with Kroondal, the new Everest mine and Mimosa contributing the majority of the profits. The performance of Everest was particularly pleasing with an on mine cash margin of 61%.

Marikana continued its turn around and returned a net profit despite being in the midst of a transition from an opencast to an underground operation and also a change of contractor.

The CTRP, despite experiencing problematic feed stock quality issues, delivered a modest net profit for the period.

Amortisation and depreciation was marginally higher compared to FY 2005 at $29 million from $26 million despite a 37% increase in production. This was due to lower amortisation and depreciation at Marikana arising from the implementation of the P&SA2 and reduced production during the start-up phase of the new contractor. Amortisation and depreciation at Marikana decreased by $9.6m to $4.7m for the year. Going forward, as the emphasis at Marikana shift to underground mining a decision has been taken to rehabilitate the portion of the waste dump that is directly attributable to the open pit operations over a shorter period consistent with the open pit mining plan. This will reduce the rehabilitation business risk to the Company, however, this decision will see an additional R25 million per year charged to the amortisation line of future income statements of the next four years.

Aquarius incurred net finance charges for the period of $2.1 million, comprising $8.3 million in interest income and $10.4 million interest expense, which included a non-cash component of $1.7 million relating to the movement in the net present value of the Marikana and Kroondal rehabilitation provisions. Interest expense includes interest paid on pipeline finance advanced fromthe smelters.

Aquarius' cash balances of $162 million at 30 June 2006 are expected to increase progressively (subject to any corporate activity) in line with the Group's increased production profile for FY2007 of +600,000 PGM ounces. This together with the current RMB facility will provide Aquarius with the requisite funding for any future growth opportunities and for balance sheet optimisation and for the continued progressive dividends.

Group Financials by Operation

	Kroondal	Marikana (1)	Mimosa 50%	CTRP	Everest (2)	Corporate	Total
PGM ounces (attributable)	219,722	56,617	71,204	3,119	97,031	-	447,693
Revenue (net of FX sales variance)	214.3	53.4	70.4	3.3	91.5	6.9	439.8
Cost of sales:							
On mine cash costs	(87.7)	(43.8)	(34.3)	(1.5)	(34.1)	-	(201.4)
Amortisation and depreciation	(8.2)	(4.3)	(2.9)	(0.3)	(5.9)	-	(21.6)
Gross profit	**118.4**	**5.3**	**33.2**	**1.5**	**51.5**	**6.9**	**216.8**
Amortisation of fair value	(6.3)	(0.4)	(0.5)	-	-	-	(7.2)
Gross profit after FVU	**112.1**	**4.9**	**32.7**	**1.5**	**51.5**	**6.9**	**209.6**
Corporate admin and other costs	-	-	-	-	-	(8.0)	(8.0)
Foreign currency gain/(loss)	0.6	2.0	1.1	-	(0.1)	(2.7)	0.9
Finance charges	-	-	(1.1)	-	-	(9.3)	(10.4)
Profit/(loss) before tax	**112.7**	**6.9**	**32.7**	**1.5**	**51.4**	**(13.1)**	**192.1**
Tax Expense	-	-	(5.3)	-	-	(45.8)	(51.1)
Profit/(loss) after tax	**112.7**	**6.9**	**27.4**	**1.5**	**51.4**	**(58.9)**	**141.0**
Minority interest	-	-	-	-	-	(55.4)	(55.4)
Profit/(loss) after minority interest	**112.7**	**6.9**	**27.4**	**1.5**	**51.4**	**(114.3)**	**85.6**

(1) Marikana results are not comparable to previous periods due to implementation of the Marikana P&SA in September 2005
(2)Everest mine was transferred to operations on 1st January 2006.

Cash balances

Aquarius Group cash balances increased by $87 million since 30 June 2005 to $162.4 million at 30 June 2006.

Cash holdings in the group comprise Aquarius Platinum Limited $43 million. Major factors (other than mine operations) that impacted on the movement in cash included:

Investec facility	AQPSA	($26 million)
RMB facility drawdown	AQPSA	$27 million
Income tax paid	AQPSA/Mimosa	($32 million)
Dividends paid	AQP	($9 million)
Interest received	Group	$8 million
Interest paid	Group	($10 million)
Share loan repayments/options exercised	AQP	$10 million
Capital expenditure	Group	($113 million)
Dividends Received	AQP	11.5 million

Group Debt

In October 2005, AQPSA concluded a re-finance of its borrowing facilities which resulted in a new Corporate facility being established with RMB. The RMB facility comprises:

- R450 million loan facility (main facility)
- R200 million standby facilty
- R50 million guarantee facilty

Interest bearing debt:

In summary, Group interest bearing debt at 30 June 2006 was $41 million comprising the RMB facility: $27 million and the SavCon long-term debt: $14 million. The previous facility with Investec and ABSA was repaid in October 2005.

Financial Year 2006 Rand : US Dollar Exchange Rate


USD : ZAR
7.50
7.00
6.69
6.50
6.00
5.50
5.00
4.50
4.00
7%
7.15
FY 2006 Average 6.42
June 05
September 05
December 05
March 06
June 06

The US Dollar was 10% weaker against the Rand during the year at an average exchange rate of R6.42 to the US Dollar for the year. This continued to place the South African operations, particularly Marikana, under pressure. During the last quarter of the financial year, the US dollar strengthened against the Rand to close at R7.15to the US Dollar. This shift is positive for earnings.

Cash Costs

Cash costs at Kroondal were R2,565 per PGM ounce inclusive of costs that were attributable to the development of the P&SA decline development. On an adjusted basis (as indicated in the table below) cash costs for the year were R2,226 per PGM ounce, a credible result being 7% higher than costs achieved in the previous year.

Cash costs per PGM ounce: explanation

	FY2006	FY2005	Variance
Cash costs	2,565	2,310	255
P&SA decline development	(235)	(211)	(24)
Grade dilution due to decline development	(104)	(24)	(80)
Cash costs after adjustments	**2,226**	**2,075**	**151**

Marikana's performance was characterised by a difficult third quarter which saw production curtailed by a change of contractor and also unusualy high rainfall during January and February. As a result the cash costs increased in the second half year from R4,501 per PGM ounce to R4,980 per PGM ounce for the full year. The present cost profile is not expected to continue as the mine implements the P&SA2.

The Everest mine continued its ramp up phase during the year with a credible cost performance of R2,390 per PGM ounce. These costs are expected to improve further once the mine reaches steady state production.

Operating costs at the Mimosa Mine decreased by 6% to $336 per PGM ounce ($100 per PGM ounce after by-product credits.) The decrease in cash costs is largely due to above budget production year.

Costs at the CTRP averaged R2,507 per PGM ounce for the year. Operating costs have trended down during the year averaging R1,721 per PGM ounce in the last quarter of the year.

Cash Costs at Operations

	Rand (4E) per ounce	Rand (6E) per ounce	Rand 6E per ounce
Kroondal (P&SA1)	2,565	2,111	2,020
Marikana (P&SA2)	4,980	4,125	3,975
Everest	2,390	2,057	1,955
Mimosa	US$336	US$310	US$100
CTRP	1,721	1,217	1,176

Platinum Group Metal Prices ($ per ounce)

PGM prices in US Dollar terms continued to perform well during the year. Platinum, palladium, rhodium and gold all closed the year higher.

Continued long-term supply concerns coupled with short-term supply constraints out of South Africa saw platinum average $1,017 per ounce over the year, closing 39% higher at $1,226 per ounce. Palladium, despite greater supply than platinum, benefited from improved supply transparency and a new market as an alternative white jewellery metal, averaged $264 per ounce over the year, and closed 75% higher for the year at $316 per ounce. Rhodium supply was tight due to limited production. Strong demand from the autocatalyst market (due to rhodium's ability to limit nitrogen oxide emissions) put pressure on the price. Rhodium started the year at $1,920 per ounce and closed 150% higher at $4,800 per ounce. Rhodium reached in excess of $6,000 per ounce in May, averaging a high $3,373 per ounce for theyear. This boosted the PGM basket during the second half.

2006 Financial Year Platinum, Palladium, Rhodium and Gold Prices ($ per ounce)


Platinum, Palladium & Gold ($/oz)
1,400
1,300
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
0
Rhodium ($/oz)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Platinum
Rhodium
Palladium
Gold
June 05
September 05
December 05
March 06
June 06

The South African PGM basket price averaged 45% higher for the year at US$1,030 per 4PGE ounce driven by a strong rhodium price. In Zimbabwe (where the ratio of metals is lower in rhodium and higher in palladium), the basket price for the year averaged 26% higher for the year at US$741 per 4PGE ounce.

2006 Financial Year PGM Basket Prices (4PGE) ($ per ounce)


$/oz
R/oz
1,600
1,400
1,200
1,000
800
600
400
200
0
10,000
8,000
6,000
4,000
2,000
0
Dollar per South African PGM Ounce
Dollar per Zimbabwean PGM Ounce
Rand per South African PGM Ounce
June 05
September 05
December 05
March 06
June 06

The PGM (4E) basket (platinum, palladium, rhodium and gold) comprises the principal revenue driving commodities produced; in addition, economic quantities of ruthenium, iridium, copper, nickel, cobalt and chromite are also produced, with revenues used to offset costs. These metals also enjoyed healthy gains over the year demonstrated in the PGE(6E) basket after by-product costs detailed in the table above.

FINANCIALS

Aquarius Platinum Limited
Consolidated Income Statement
Year ended 30 June 2006
$'000

	Note:	Half year ended		Year ended	
		30/06/06	31/12/05	30/6/06	30/6/05
Aquarius PGM Production (attributable ounces)		***249,267***	***198,426***	***447,693***	***327,669***
Revenue	*(i)*	266,863	159,706	426,569	222,327
Foreign exchange gain/(loss)	*(ii)*	15,525	(2,297)	13,228	2,797
Cost of Sales	*(iii)*	(124,514)	(98,550)	(223,064)	(174,936)
Gross Profit		**157,874**	**58,859**	**216,733**	**50,188**
Amortisation of fair value uplift of mineral properties	*(iv)*	(3,437)	(3,725)	(7,162)	(6,745)
Gross profit after amortisation of fair value uplift		**154,437**	**55,134**	**209,571**	**43,443**
Admin & other operating costs	*(v)*	(6,044)	(1,983)	(8,027)	(5,976)
Other FX movements	*(vi)*	(294)	1,207	913	484
Finance costs	*(vii)*	(8,059)	(2,324)	(10,383)	(9,889)
Profit before tax		**140,040**	**52,034**	**192,074**	**28,062**
Income tax expense		(38,490)	(12,581)	(51,071)	(3,446)
Profit after tax		**101,550**	**39,453**	**141,003**	**24,616**
Minority interest	*(viii)*	(41,835)	(13,538)	(55,373)	(3,666)
Net profit		**59,715**	**25,915**	**85,630**	**20,950**
EPS (basic – cents)		*69.37*	*31.50*	*100.87*	*25.32*

Notes on the June 2006 Consolidated Income Statement

(i) Sales revenue was higher due to increased PGM ounces (120,024 ounces) and higher PGM basket prices.

(ii) Foreign exchange variances caused by the difference between revenue recorded at time of production to cash received at the end of the four month pipeline

(iii) Cost of sales reflects 37% increase in production over previous year

(iv) Amortisation of fair value of mineral properties at Kroondal, Marikana and Mimosa

(v) Administration and other costs are higher due to increased corporate activity, BEE management and finance renegotiation

(vi) Reflects foreign exchange movements on net monetary assets

(vii) Finance costs were higher on SavCon interest expensed following commissioning of the Everest mine and interest on pipeline finance on increased production

(viii) Reflects profit of AQPSA attributable to minority interests SavCon [(29.5%) and Implats (20%), totalling 49.5%]

Aquarius Platinum Limited
Consolidated Cash flow Statement
Year ended 30 June 2006
$'000

	Note:	Half year ended 30/06/06	Half year ended 31/12/05	Financial year ended 30/06/06	Financial year ended 30/06/05
Net operating cash inflow	*(i)*	116,830	58,701	175,531	31,458
Net investing cash outflow	*(ii)*	(37,474)	(75,406)	(112,880)	(88,152)
Net financing cash outflow	*(iii)*	3,666	23,495	27,161	54,921
Net increase (decrease) in cash held		**83,022**	**6,790**	**89,812**	**(1,773)**
Opening cash balance		84,954	75,251	75,251	77,942
Exchange rate movement on cash	*(iv)*	(5,551)	2,913	(2,638)	(918)
Closing cash balance		**162,425**	**84,954**	**162,425**	**75,251**

Notes on the June 2006 Consolidated Cash flow Statement

(i) Net operating cash flow includes inflow from operations ($209 million), tax paid ($32 million) and net finance costs ($2 million).

(ii) Reflects payments for mine development and development costs ($111 million), mine-site rehabilitation ($1.8 million)

(iii) Reflects net proceeds from issue of shares ($7.2 million), net proceeds from RMB loan and repayment of Investec loan ($27 million), proceeds from repayment of share plan loans ($2.5 million) and payment of dividends ($9.1 million)

(iv) Reflects movement of Rand against the US Dollar

Aquarius Platinum Limited
Consolidated Balance Sheet
At 30 June 2006
$'000

	Note:	Financial year ended 30/06/06	30/06/05
Assets			
Cash assets		162,425	75,251
Current receivables	*(i)*	66,721	44,695
Other current assets	*(ii)*	19,828	16,312
Property, plant and equipment	*(iii)*	144,449	137,819
Mining assets	*(iv)*	308,517	271,050
Other non-current assets		6,994	3,365
Total assets		**708,934**	**548,492**
Liabilities			
Current liabilities	*(v)*	35,463	35,480
Non-current payables	*(vi)*	143,933	150,735
Non-current interest-bearing liabilities	*(vii)*	40,846	16,037
Other non-current liabilities	*(viii)*	105,419	78,315
Total Liabilities		**325,661**	**280,567**
Net assets		**383,273**	**267,925**
Equity			
Parent entity interest		304,995	235,352
Minority interest		78,278	32,573
Total Equity		**383,273**	**267,925**

Notes on the June 2006 Consolidated Balance Sheet

(i) Reflects debtors receivable on PGM concentrate sales. Increase reflects debtors from new Kroondal concentrator and Everest mine

(ii) Reflects PGM concentrate inventory

(iii) Reflects Mimosa plant, Marikana plant, Kroondal expansion and Everest expansion

(iv) Mining assets reflects mine development expenditure on Kroondal, Mimosa, Marikana and Everest

(v) Includes tax payable ($2.2 million), creditors ($33.2 million)

(vi) Includes BEE deferred settlement proceeds ($10.5 million) and non interest bearing portion of AQPSA shareholder debt (Implats $57.6 million) and SavCon ($71.2 million), lease liability ($4.5 million)

(vii) Includes interest bearing debt payable to RMB ($27 million), SavCon ($14 million)

(viii) Reflects deferred tax liabilities ($73.3 million), provision for closure costs ($32.1 million)

CORPORATE

Board

Mr Timothy Freshwater has joined the Board of Aquarius Platinum Limited effective 9th August 2006. Mr Freshwater is a solicitor in the UK and Hong Kong and has been involved in Asian markets for over 30 years. Mr Freshwater, Vice Chairman of Goldman Sachs Asia, is also a Director of a number of companies, including Liu Chong Hing Bank Limited, Pacific Century Insurance Holdings Limited and Cosco Pacific Limited. He is a member of the board of directors of the Community Chest of Hong Kong.

Marikana Pool & Share Agreement (P&SA2)

The P&SA2 between AQPSA and Anglo Platinum was retrospectively implemented on September 22nd 2005. Production from No. 4 shaft, transferred from Kroondal P&SA came on stream in the second half of the financial year as anticipated.

Contractor dispute with Moolman Mining

AQPSA resiled from the mining contract with Moolman Mining during December 2005 on the basis of a misrepresentation on the part of Moolman Mining when the mining contract was originally concluded. This misrepresentation became apparent to AQPSA after the audit, conducted by KPMG during October 2005, into the rise and fall formula applied in the mining contract.

In the notice of recission, AQPSA advised Moolman Mining that AQPSA would institute a damages claim in an amount of R963,775,098. A notice was served on Grinaker LTA on 18 April 2006. Moolman Mining has indicated their intent to defend the action by serving the applicable notice in law.

Arbitration was initiated by Moolman Mining before AQPSA resiled from the mining contract. AQPSA launched an application to stay these proceedings. This application was served on Moolman Mining on 15 May 2006 with them having in return, served notice of their intention to oppose same.

OPERATIONS

Production

The chart below illustrates the increases in annual production, and the positive impact enjoyed from the new Everest Mine in 2006.


Aquarius Group Attributable Annual Production (4E PGM ounces)
4E PGM ounces
500
450
400
350
300
250
200
150
100
50
0
37%
2002
2003
2004
2005
2006
CTRP
Mimosa
Everest
Marikana
Kroondal

**From September 2005, AQPSA accounted for the full impact of the P&SA2 at Marikana.*

Production of PGMs attributable to shareholders of Aquarius increased 37% to 447,693 PGM ounces from 327,669 ounces. All mines enjoyed increased production, with the exception of Marikana where Aquarius' attributable production was shared following the P&SA2 in September 2005. The P&SA2 is due to double production and add 10 years additional mine life. The tables below detail production by operation and then attributable to Aquarius at each operation, over the four quarters and with annual production compared year on year.

Production by mine

PGMs	Quarter Ended				Full Year Ended		
	Quarter 1	Quarter 2	Quarter 3	Quarter 4	FY 2006	FY 2005	% +/-
Kroondal	115,362	117,175	107,501	99,406	439,444	324,730	*35%*
Marikana	27,322	20,789	5,810	31,992	85,912	99,161	*(9%)*
Everest	-	7,111	46,081	43,838	97,031	-	-
Mimosa	36,368	35,394	33,252	37,395	142,407	130,167	*9%*
CTRP	1,363	1,533	1,484	1,856	6,234	2,117	*194%*
Total	**180,415**	**182,002**	**194,128**	**214,487**	**771,028**	**556,175**	***39%***

Production by mine Attributable to Aquarius

PGMs	Quarter Ended				Full Year Ended		
	Quarter 1	Quarter 2	Quarter 3	Quarter 4	FY 2006	FY 2005	% +/-
Kroondal	57,681	58,588	53,751	49,703	219,722	162,365	*35%*
Marikana	27,322	10,394	2,905	15,996	56,617*	99,161	*(43%)*
Everest	-	7,111	46,081	43,838	97,031**	-	-
Mimosa	18,184	17,697	16,626	18,697	71,204	65,084	*9%*
CTRP	682	767	742	928	3,119	1,059	*194%*
Total	**103,869**	**94,557**	**120,105**	**129,162**	**447,693**	**327,669**	***37%***

**Year on year figures are not comparable due to implementation of the Marikana P&SA (P&SA2) in Sept 2005*
*** Everest mine as commissioned in December 2005*

Aquarius remains on track to produce its strategic target of 600,000 ounces attributable to Aquarius. Indeed, the current production profile suggests the potential to produce up to 700,000 ounces, therefore providing considerable upside from this year's production of 447,693 PGM ounces.

In South Africa, the Kroondal P&SA is complete with the project on schedule to produce 505,000 PGM ounces (50% attributable to Aquarius) per annum, with a significant life-of-mine extension to 2017.

The Marikana Pool & Share Agreement (P&SA2) was completed in September 2005, with construction of underground activities progressing well. As Marikana transforms into an underground focussed operation, the mine is targeting production of 250,000 PGM ounces a year (50% attributable to Aquarius), with a significant life-of-mine extension to 2024.

In December 2005, the Everest Mine completed construction and was transferred to operational status as of 1 January 2006. Production is currently split between open pit and underground operations. In the 2007 financial year the operation will move exclusively underground and complete its ramp-up and to produce an annual average of 225,000 PGM ounces over the project's 10 year life-of-mine.

The Chrome Tailing Retreatment Project (CTRP) continues to ramp up production with improvements towards the year-end suggesting a more positive outlook.

In Zimbabwe, the Mimosa Mine completed the Wedza IV Upgrade expansion, increasing production capacity to 168,750 PGM ounces from 135,000 PGM ounce capacity (Aquarius attributable 50%).

Mine production FY2006 and targeted mine and attributable production

PGM (4E) ounces	Production FY 2006	Production FY 2006 (Attributable)	Production Targeted	Production Targeted (Attributable)
Kroondal	439,444	219,722	505,000	252,500
Marikana	85,912	56,617*	250,000	125,000
Everest	97,031	97,030	225,000	225,000
Mimosa	142,407	71,204	168,750	84,375
CTRP	6,234	3,119	18,000	9,000
Total	771,028	447,693	1,166,750	695,875

**Reflects Marikana P&SA2, effective Q2 2006*

AQUARIUS PLATINUM (SOUTH AFRICA) (PTY) LTD (Aquarius Platinum 50.5%)

P&SA1 at Kroondal

Safety

The 12-month rolling average DIIR for the quarter deteriorated to 0.96 from 0.75 in the previous year. By the end of the year Kroondal achieved 1,000,000 fatality-free shifts.

Production

Kroondal achieved record production of 439,444 PGM ounces for the year, an increase of 35% on the previous year. The P&SA1 expansion was completed and the mine is capable of production of 505,000 PGM ounces annually.

Kroondal: Metal in concentrate produced (PGM ounces)

Year Ended	Pt	Pd	Rh	Au	PGMs (4E)	PGMs (4E) attributable to Aquarius
2006	262,263	128,318	46,663	2,201	**439,444**	**219,722**
2005	194,290	93,984	34,916	1,540	**324,730**	**162,365***
2004	143,408	68,223	24,913	1,081	**237,625**	**160,190****
2003	128,811	58,179	21,175	895	**209,061**	**209,061**

**Reflects full impact of P&SA (12 months production at 50%)*

***Reflects P&SA effective November 2003 (4 months production at 100% & 8 months production at 50%)*

Production resulted from 6,041,000 ROM tons: 5,639,000 from underground operations and 403,000 ROM tons from open pit operations. The head-grade over the period averaged 5% lower compared to previous year at 2.89g/t. Improvements in head grade as a result of development are anticipated by the end of the calendar year. Recoveries were 1% lower at 78%, although these did see an improvement in the final quarter of the financial year to 79%.

Revenue

The average PGM basket price for the year increased 45% to $1,033 per PGM ounce. Over the year, however, the PGM basket rose steadily, averaging $1,306 per PGM ounce in the final quarter. This resulted in mine revenue of R2.7 billion for the year (Aquarius share: R1.37 billion). The cash margin for the year rose to 59%.

Operating Costs

Cash cost per ROM ton increased by 5% to R187 per ton due to higher costs and lower production. Consequently, cash costs per PGM ounce for the year increased 11% to R2,565. During the year Kroondal completed considerable development, costs which are attributed to the profit and loss account and not capitalised. These costs included in the costs in the table below.

P&SA1 at Kroondal: Operating Costs

	Rand 4E per ounce (Pt+Pd+Rh+Au)	Rand 6E per ounce (Pt+Pd+Rh+Ir+Ru+Au)	Rand 6E per ounce net of by-products (Ni&Cu)
FY 2006	2,565	2,111	2,020

Early indications are that the development investments made at Kroondal in the second half of the 2006 financial year will start to bear fruit in the next six months as production output is expected to rise and the associated economies of scale kick-in.

P&SA2 at Marikana Platinum Mine

Safety

Marikana reported an improved DIIR of 0.31 for the year compared to 0.81 in the previous year.

Production

Production for the year was 85,912 PGM ounces. This represents a 5% reduction compared to the 2005 financial year; however, comparisons are not meaningful because of a change of focus in the mining type and AQPSA resiling from the previous open pit mining contract in December 2005.

In October 2005, the Marikana Pool & Share Agreement (P&SA2) was completed with Anglo Platinum and retrospectively implemented to September 2005. Production from No. 4 shaft at Kroondal was transferred to Marikana, and as anticipated, resulted in new underground production for Marikana in the second half of the financial year.

Marikana: Metal in concentrate produced (PGM ounces)

Year Ended	Pt	Pd	Rh	Au	PGMs (4E)	PGMs (4E) attributable to Aquarius
2006	52,757	24,461	8,023	671	**85,912**	**56,617***
2005	63,868	26,413	8,061	819	**99,161**	**99,161**
2004	57,774	22,598	6,062	742	**87,176**	**87,176**
2003	20,042	6,787	1,044	273	**28,146**	**28,146**

**Reflects impact of P&SA (effective Q2 2006*

Production resulted from 1,250,000 ROM tons from open pit operations. The average grade over the period was marginally lower at 3.60 g/t, though recoveries improved to 57% for the year compared to 49% the previous year. Notably recoveries of 65% were achieved in the second half of the year.

Production resulted from 1,250,000 ROM tons: 1,072,000 from open pit operations and 178,000 ROM tons from underground operations. Looking forward, it is anticipated that the balance will shift in favour of lower cost underground tons. The head-grade over the period averaged 11% lower compared to previous year at 3.2 g/t. Recoveries improved significantly to average 67%, compared to the previous year average of 57%. This improvement was particularly marked in the final quarter of the 2006 financial year, with an average quarterly recovery rate of 75%.

Revenue

The average PGM basket price for the year increased 41% to $1,007 per PGM ounce. Over the year, however, the PGM basket rose steadily, averaging $1,275 per PGM ounce in the final quarter. This resulted in mine revenue of R520 million for the year (Aquarius share: R337.4 million). The cash margin for the year rose to 16% from negative 10% in the 2005 financial year.

Operating Costs

Cash cost per ROM ton increased by to R348 per ton due to lower volumes. Consequently, cash costs per PGM ounce for the year increased 26% to R4,980. During the year Marikana underwent considerable change to focus on establishing and producing from underground operations. This strategy showed promised in the fourth quarter when operating costs reduced substantially to average R324 per ROM ton, and US$673 per PGM ounce, a 38% and 49% reduction respectively.

Marikana: Operating Costs

	Rand (4E) per ounce (Pt+Pd+Rh+Au)	Rand (6E) per ounce (Pt+Pd+Rh+Ir+Ru+Au)	Rand (6E) per ounce net of by-products (Ni&Cu)
FY 2006 (Average)	4,980	4,125	3,975

Everest Platinum

Safety

During the first six months as an operating mine, Everest reported a DIIR of 0.73. Regrettably on 17th October 2005 an assistant pipe fitter suffered fatal injuries when he fell from a steel structure eight metres high. The Department of Minerals and Energy issued its investigation report the following quarter, concluding that the deceased had failed to secure himself appropriately although he had been provided with a safety harness and been trained in the use of a safety harness.

Production

In the six months to June 2006, Everest produced 97,031 PGM ounces.

Everest: Metal in concentrate produced (PGM ounces)

Year Ended	Pt	Pd	Rh	Au	PGMs (4E)	PGMs (4E) attributable to Aquarius
2006	56,118	32,108	7,821	984	97,031	97,031

Production resulted from 1,462,000 ROM tons: 471,000 from underground operations where production is ramping up and 991,000 ROM tons from open pit operations established as a short-term ore source during operational ramp-up. The head-grade over the period averaged 3.04g/t. Recoveries were 68% over the six months, though trending better over the period to 72% in the final quarter.

Revenue

Everest was constructed in record time for a platinum mine and indeed ahead of Aquarius's tight schedule and below budget. This rapid development aided by buoyant PGM prices resulted in Everest being converted to operational status early, as of 1 January 2005. Consequently, even though Everest's early performance has been strong, it should still be recognised in the context of an operation in the early days of operational ramp up.

The average PGM basket price for the six months was $1,037 per PGM ounce. This resulted in mine revenue of R550 million for the six months (Aquarius share: 100%). The cash margin for the six months was 61%.

Operating Costs

Cash costs per ROM ton averaged R161 per ton and R2,390 per PGM ounce.

Everest: Operating Costs

	Rand (4E) per ounce (Pt+Pd+Rh+Au)	Rand (6E) per ounce (Pt+Pd+Rh+Ir+Ru+Au)	Rand (6E) per ounce net of by-products (Ni&Cu)
FY 2006	2,390	2,057	1,955

Capital Cost

At year end capital expenditure commitments totalled R672 million with capital expenditure spent to date of R648 million.

MIMOSA INVESTMENTS (Aquarius Platinum 50%)

Mimosa Platinum Mine

Safety

The DIIR for the year improved marginally to 0.28 from 0.31 for the previous year.

Production

PGM production for the year increased 8% to 142,407 ounces (Aquarius attributable 71,204 ounces).

Mimosa: Metal in concentrate produced (PGM ounces)

Year Ended	Pt	Pd	Rh	Au	PGMs (4E)	PGMs (4E) attributable to Aquarius
2006	72,232	54,722	5,577	9,876	142,407	71,204
2005	66,742	49,259	5,156	9,010	130,167	65,084
2004	61,422	44,697	5,036	8,234	119,389	59,697
2003	36,029	25,450	2,844	4,717	69,040	34,520

ROM tonnes increased 20% to a milled tonnage of 1,713,000 tons. Marginal improvements in annual average grade to 3.71g/t and at 78% with increased production boosted production.

Revenue

The average PGM basket price for the year was 21% higher at $713 per PGM ounce. This resulted in mine revenue of US$113 million (Aquarius share: 50%). The cash margin for the year was 64%.

Operating Costs

Cash costs per ounce for the year reduced by 6% to $336 per PGM ounce. After by-product credits cash costs per ounce were 29% lower at $100 per PGM ounce.

Mimosa: Operating Costs

	US$ (4E) per ounce (Pt+Pd+Rh+Au)	US$ (6E) per ounce (Pt+Pd+Rh+Ir+Ru+Au)	US$ (6E) per ounce net of by-products (Ni&Cu)
FY 2006	336	318	100

Wedza Phase IV Upgrade

The Wedza Phase IV upgrade project was completed and commissioned two months ahead of target and on budget. Optimisation work in terms of metal recovery rates is in progress.

AQUARIUS PLATINUM (SA) CORPORATE SERVICES (PTY) LTD (Aquarius Platinum 50%)

Chromite Tailings Retreatment Plant (CTRP)

Safety

The Plant recorded a DIIR of zero for the year and the previous year.

Production

PGM production for the year increased nearly three-fold to 6,234 PGM ounces (Aquarius attributable 3,117 PGM ounces).

CTRP: Metal in concentrate produced (PGM ounces)

Year Ended	Pt	Pd	Rh	Au	PGMs (4E)	PGMs (4E) attributable to Aquarius
2006	3,799	1,378	1,044	13	6,234	3,119
2005	1,321	439	353	4	2,117	1,059

Revenue

The PGM basket price for the year increased by an average 45% to $1,207 per PGM ounce. Reflecting increased production and basket prices, revenue increased to R43 million (Aquarius attributable R21.4 million). The cash margin for the year increased to 63% from 37.5%.

Operations

Over the year recoveries and production improved markedly. During the fourth quarter, only current arisings from the Kroondal Chrome Mine were fed to the CTRP. Consistent and stable operation was achieved and recoveries rose to 68% against 51% in the previous quarter.

A project to add dump material from the Kroondal Chrome Mine to the CTRP feed is progressing well, and scheduled to complete in August 2007 at a cost of approximately R2 million. With an increase in feed planned for the 2007 financial year, it is anticipated that PGM production will continue to increase.

CTRP: Operating Costs

	Rand 4E per ounce (Pt+Pd+Rh+Au)	Rand 6E per ounce (Pt+Pd+Rh+Ir+Ru+Au)	Rand 6E per ounce net of by-products (Ni&Cu)
FY 2006	2,507	1,766	1,730

ANNUAL RESULTS: 30 JUNE 2006

AQUARIUS PLATINUM LIMITED

Statistical Information	100% of Operations	Kroondal P&SA1		Marikana P&SA2		Everest		Mimosa		CTRP	
	Unit	12 months Jun 2006	12 months June 2005	12 months Jun 2006	12 months June 2005	12 months Jun 2006	12 months June 2005	12 months Jun 2006	12 months June 2005	12 months Jun 2006	12 months June 2005
Safety											
DIIR	Rate/200,000 man hours	0.96	0.75	0.31	0.81	0.73	-	0.28	0.31	0	0
Revenue											
Gross revenue	R m in SA / $m in Zim	2,742	1,250	520	364	550	-	113	84	42.5	8.5
PGM basket Price	$/oz	1,033	711	1,007	713	1,037	-	713	590	1,207	834
Gross cash margin	%	59	40	16	(10.0)	61	-	64	60	63	37.5
Nickel Price	$/lb	7.02	6.92	7.02	6.92	7.02	-	6.64	6.51	7.02	7.41
Copper Price	$/lb	2.29	1.43	2.29	1.43	2.29	-	2	1	229	1.53
Ave R/$ rate		6.37	6.17	6.37	6.17	6.37	-	-	-	6.37	6.29
Cash Costs on-mine											
Per ROM ton	R/ton	187	177	348	264	161	-	-	-	96	86
	$/ton	29	29	55	43	25	-	31	33	15	14
Per PGM (3E+Au)	R/oz	2,565	2,311	4,980	4,035	2,390	-	-	-	2,507	2,308
	$/oz	403	375	782	854	375	-	336	357	394	367
Per PGE (5E+Au)	R/oz	2,111	1,904	4,125	3,393	2,057	-	-	-	1,766	1,660
	$/oz	331	309	648	620	323	-	318	339	277	264
Capex											
Current/Sustaining 100%	R'000s	65,673	20,521	8,521	19,362	7,108	-	-	-	950	-
	$'000s	10,309	3,326	1,338	3,138	1,116	-	7,999	13,672	149	-
Expansion 100%	R'000s	66,732	462,374	81,321	-	391,972	-			-	23,122
	$'000s	10,476	74,939	12,766	-	61,532	-	10,471	1,108	-	3,676
Mining Processed											
Underground	ROM ton '000s	5,639	3,974	178	-	471	-	1,713	1,432		
Open Pit	ROM ton '000s	403	266	1,072	1,515	991	-	-	-		
Total	ROM ton '000s	6,041	4,240	1,250	1,515	1,462	-	1,713	1,432	162	56
Grade											
Plant Head	g/t PGM	2.89	3.04	3.20	3.60	3.04	-	3.71	3.69	3.21	2.71
Recoveries	%	78	79	67.00	57	68	-	78	77	40	42
PGM Production											
Platinum	Ozs	262,263	194,290	52,757	63,668	56,118	-	72,232	66,742	3,799	1,321
Palladium	Ozs	128,318	93,984	24,461	26,413	32,108	-	54,722	49,259	1,378	439
Rhodium	Ozs	46,663	34,916	8,023	8,061	7,821	-	5,577	5,156	1,044	353
Gold	Ozs	2,201	1,540	671	819	984	-	9,876	9,010	13	4
Total PGM (3E+Au)	Ozs	439,444	324,730	85,912	99,161	97,031	-	142,407	130,167	6,234	2,117
Total PGE (5E+Au)	Ozs	534,069	394,222	103,615	117,908	112,717	-	-	-	8,851	2,940
Base Metals Production											
Nickel	Tons	435	314	146	133	138	-	1,958	1,895	4	1
Copper	Tons	191	141	84	73	74	-	1,638	1,563	2	2
Chromite (000)	Tons '000s	447	481	135	247	-	-	(Cobalt 59)	(Cobalt 56)	-	-

Aquarius Platinum Limited
Incorporated in Bermuda
Exempt company number 26290

Board of Directors

Nicholas Sibley	Non-executive Chairman
Stuart Murray	Chief Executive Officer
David Dix	Non-executive
Timothy Freshwater	Non-executive
Edward Haslam	Non-executive
Sir William Purves	Non-executive (Senior Independent Director)
Patrick Quirk	Non-executive
Zwelakhe Sisulu	Non-executive

Audit/Risk Committee
Sir William Purves (Chairman)
David Dix
Edward Haslam
Nicholas Sibley

Remuneration/Succession Planning Committee
Edward Haslam (Chairman)
Nicholas Sibley

Nomination Committee
The full Board comprises the Nomination Committee

Company Secretary
Willi Boehm

AQPSA Management

Stuart Murray	Executive Chairman
Gert Ackerman	Managing Director
Ayanda Khumalo	Finance Director
Anton Wheeler	Operations Director
Graham Ferreira	General Manager Finance & Company Secretary
Hugo Höll	General Manager Everest
Robert Mallinson	General Manager Marikana
Gordon Ramsay	General Manager Projects
Dave Starley	General Manager Kroondal
Gabriel de Wet	General Manager Engineering

Mimosa Mine Management

Alex Mhembere	Managing Director
Winston Chitando	Finance Director
Herbert Mashanyare	Technical Director
Peter Chimboza	Operations Director

Issued Capital
At 30 June 2006, the Company had on issue:
84,348,225 fully paid common shares
2,343,105 unlisted options

Substantial Shareholders 30 June 2006	Number of Shares	Percentage
Impala Platinum Holdings Ltd	7,127,276	8.63
Nutraco Nominees Limited	5,242,250	6.25
National Nominees Limited	4,541,671	5.42

Broker (LSE)
Evolution Securities Ltd
100 Wood Street
London EC2V 7AN

Telephone: +44 (0)20 7071 4330
Facsimile: +44 (0)20 7071 4451

Broker (ASX)
Euroz Securities
Level 14, The Quadrant
1 William Street, Perth WA 6000

Telephone: +61 (0)8 9488 1400
Facsimile: +61 (0)8 9488 1478

Sponsor (JSE)
Investec Bank Limited
100 Grayston Drive
Sandown Sandton 2196

Telephone: +27 (0)11 286 7326
Facsimile: +27 (0)11 291 1066

Aquarius Platinum (South Africa) (Proprietary) Ltd
50.5% Owned
(Incorporated in the Republic of South Africa)
Registration Number 2000/000341/07

Block A, 1st Floor, The Great Wall Group Building
5 Skeen Boulevard, Bedfordview 2007
South Africa

P O Box 1282
Bedfordview 2009
South Africa

Telephone: +27 (0)11 455 2050
Facsimile: +27 (0)11 455 2095
Email: info@aquariussa.co.za

Aquarius Platinum Corporate Services Pty Ltd
100% Owned
(Incorporated in Australia)
ACN 094 425 555

Level 4, Suite 5, South Shore Centre,
85 The Esplanade, South Perth, WA 6151,
Australia

PO Box 485
South Perth, WA 6151
Australia

Telephone: +61 (0)8 9367 5211
Facsimile: +61 (0)8 9367 5233
Email: info@aquariusplatinum.com

For further information, please contact:

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 (0)8 9367 5211

In United Kingdom:
Nick Bias
BuckBias Limited
+ 44 (0)7887 920 530

Alex Buck
BuckBias Limited
+44 (0)7392 740 452

In South Africa:
Stuart Murray
Aquarius Platinum (South Platinum) (Pty) Ltd
+27 (0)11 455 2050

or visit: **www.aquariusplatinum.com**

AQUARIUS PLATINUM LIMITED

Glossary

A$	Australian Dollar
Aquarius	Aquarius Platinum Limited
ABET	Adult Basic Education Training programme
APS	Aquarius Platinum Corporate Services Pty Ltd
AQPSA	Aquarius Platinum (South Africa) Pty Ltd
ASACS	Aquarius Platinum (SA) (Corporate Services) (Pty) Limited
CTRP	Chromite Ore Tailings Retreatment Operation
DIFR	Disabling Injury Incidence Rate - being the number of lost time injuries expressed as a rate per 1,000,000 man-hours worked
DIIR	Disabling Injury Incidence Rate - being the number of lost time injuries expressed as a rate per 200,000 man-hours worked
EMPR	Environmental Management Programme Report
Everest	Everest Platinum Mine
Great Dyke Reef	A PGE bearing layer within the Great Dyke Complex in Zimbabwe
g/t	Grams per tonne, measurement unit of grade (1g/t = 1 part per million)
JORC code	Australasian code for reporting of Mineral Resources and Ore Reserves
JSE	JSE Securities Exchange South Africa
Kroondal	Kroondal Platinum Mine or P&SA1 at Kroondal
LHD	Load Haul Dump machine
Marikana	Marikana Platinum Mine or P&SA2 at Marikana
Mimosa	Mimosa Mining Company (Private) Limited
NOSA	National Occupational Safety Association
PGE(s) (6E)	Platinum Group Elements plus Gold. Five metallic elements commonly found together which constitute the platinoids (excluding Os (osmium)). These are Pt (platinum), Pd (palladium), Rh (rhodium), Ru (ruthenium), Ir (iridium) plus Au (gold)
PGM(s) (4E)	Platinum Group Metals plus Gold. Aquarius reports the PGMs as comprising Pt+Pd+Rh plus Au (gold) with the Pt, Pd and Rh being the most economic platinoids in the UG2 Reef
P&SA1	Pooling & Sharing Agreement between AQPSA and RPM Ltd on Kroondal
P&SA2	Pooling & Sharing Agreement between AQPSA and RPM Ltd on Marikana
R	South African Rand
RK1	Consortium comprising Aquarius Platinum (SA) (Corporate Services) (Pty) Limited (ASACS), GB Mining and Exploration (SA) (Pty) Limited (GB) and Sylvania South Africa (Pty) Ltd (SLVSA)
ROM	Run of Mine. The ore from mining which is fed to the concentrator plant. This is usually a mixture of UG2 ore and waste
RPM	Rustenburg Platinum Mines Limited
TKO	TKO Investment Holdings Limited
Ton	1 Metric tonne (1,000kg)
UG2 Reef	A PGE bearing chromite layer within the Critical Zone of the Bushveld Complex
$	United States Dollars
Z$	Zimbabwe Dollar

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Aquarius Platinum Limited
ABN/ARBN	087 577 893

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Timothy George Freshwater
Date of appointment	9 August 2006

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Nil	Nil

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder **(if issued securities)**	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Aquarius Platinum Limited**
ABN/ARBN	**087 577 893**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nicholas Sibley
Date of last notice	23/05/06

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	The registered holder is Vidacos Nominees Limited. The notification is with respect to a family trust the beneficiaries of which are the children of the director
Date of change	(a) & (b) 16/08/06 (c) & (d) 17/08/06
No. of securities held prior to change	730,000
Class	Ordinary
Number acquired	N/A
Number disposed	(a) 37,000 (b) 14,000 (c) 32,442 (d) 26,558
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	(a) A$22.89 (b) A$22.83 (c) A$22.96 (d) A$23.12

+ See chapter 19 for defined terms.

No. of securities held after change	620,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aquarius Platinum Limited

ABN

087 577 893

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid shares in Aquarius Platinum Limited ("Shares") issued upon exercise of Options.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	35,000 Shares issued upon exercise of Options.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares issued upon exercise of options will rank equally with current fully paid shares in the Company.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Shares issued upon the exercise of options rank equally with the existing ordinary shares in all respects from the allotment date including in respect of future dividends.
5	Issue price or consideration	The Shares issued upon exercise of options were issued at the exercise price of GBP3.32 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Being the exercise of unlisted options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21 August 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	84,489,891	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	99,000 146,667 1,066,760 209,865 424,694 78,965 80,036	Unlisted options expiring 26/10/11 Unlisted options expiring 21/11/13 Unlisted options expiring 11/06/11 Unlisted options expiring 11/10/11 Unlisted options expiring 02/11/11 Unlisted options expiring 02/08/12 Unlisted options expiring 26/05/13

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Whilst the Company does not have a Dividend Policy, this matter is reviewed constantly by the Board of Directors.

Part 2 - Bonus issue or pro rata issue

NOT APPLICABLE

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

NOT APPLICABLE

Entities that have ticked box 34(b)

NOT APPLICABLE

Quotation agreement

+ See chapter 19 for defined terms.

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:..
(Director/Company secretary)

Print name: .Willi Boehm..

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available.. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aquarius Platinum Limited

ABN

087 577 893

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid shares in Aquarius Platinum Limited ("Shares") issued upon exercise of Options.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	6,667 Shares issued upon exercise of Options.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares issued upon exercise of options will rank equally with current fully paid shares in the Company.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Shares issued upon the exercise of options rank equally with the existing ordinary shares in all respects from the allotment date including in respect of future dividends.
5	Issue price or consideration	The Shares issued upon exercise of options were issued at the exercise price of GBP3.32 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Being the exercise of unlisted options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21 September 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	84,496,558	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	99,000 140,000 1,066,760 209,865 424,694 78,965 80,036	Unlisted options expiring 26/10/11 Unlisted options expiring 21/11/13 Unlisted options expiring 11/06/11 Unlisted options expiring 11/10/11 Unlisted options expiring 02/11/11 Unlisted options expiring 02/08/12 Unlisted options expiring 26/05/13

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Whilst the Company does not have a Dividend Policy, this matter is reviewed constantly by the Board of Directors.

Part 2 - Bonus issue or pro rata issue

NOT APPLICABLE

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

NOT APPLICABLE

Entities that have ticked box 34(b)

NOT APPLICABLE

Quotation agreement

+ See chapter 19 for defined terms.

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:..
(Director/Company secretary)

Print name: .Willi Boehm...

Aquarius Platinum Limited

Financial Statements

for the year ended 30 June 2006

CORPORATE DIRECTORY

Exempt Company Number

EC 26290

(Incorporated in Bermuda)

Registered Office

Clarendon House

2 Church Street

Hamilton

Bermuda

Board of Directors

Nicholas Sibley

Stuart Murray

Patrick Quirk

Sir William Purves

David Dix

Edward Haslam

Zwelakhe Sisulu

Tim Freshwater

Company Secretary

Willi Boehm

Stock Exchange Listings

Aquarius Platinum Limited is listed on the Australian Stock Exchange (AQP.AX), the London Stock Exchange (AQP.L), and the JSE Securities Exchange South Africa (AQP.ZA).

Share Registers

Australia	United Kingdom	South Africa
Computershare Investor Services	Computershare Investor	Computershare Investor Services
Pty Limited	Services Plc	2004 (Pty) Limited
Level 2, Reserve Bank Building	The Pavilions	8th Floor
45 St Georges Terrace	Bridgewater Road	70 Marshall Street
Perth, Western Australia 6000	Bedminster Down	Johannesburg, 2001
	Bristol BS99 7NH	South Africa
Telephone:+61 8 9323 2000	Telephone:+44 870 702 0002	Telephone:+27 11 370 5000
Facsimile:+61 8 9323 2033	Facsimile:+44 870 703 6119	Facsimile:+27 11 688 7707

Internet Address

www.aquariusplatinum.com

info@aquariusplatinum.com

The directors of Aquarius Platinum Limited (Aquarius) provide hereunder their report as to the results and state of affairs of the group for the financial year ended 30 June 2006.

DIRECTORS

The names of the directors of the parent entity in office during the financial year and until the date of this report are as follows:

Nicholas T. Sibley, FCA

Non-executive Chairman

Mr Sibley is a Chartered Accountant, a director of TanzaniteOne Ltd, Corney & Barrow Group Ltd and of two investment companies. He was formerly chairman of Wheelock Capital from 1994 to 1997, as well as executive chairman of Barclays de Zoete Wedd (Asia Pacific) Limited, from 1989 to 1993. Mr Sibley is a former managing director of Jardine Fleming Holdings Ltd and Barclays de Zoete Wedd Holdings Ltd. Mr Sibley was appointed to the Aquarius Platinum Board during October 1999 and assumed the Chairmanship in July 2002. Mr Sibley is a member of the Audit/Risk, Nomination and Remuneration & Succession Planning Committees of the Group.

Stuart A. Murray B.Sc (Eng)

Chief Executive Officer

Mr Murray joined Aquarius Platinum Limited during May 2001 and was appointed Chief Executive Officer in September 2001. He is also Chairman of Aquarius Platinum (South Africa) Pty Ltd, the Group's 50.5% owned subsidiary. After obtaining his degree in Chemical Engineering from Imperial College, London, Mr Murray commenced his career in 1984 with Impala Platinum Holdings Limited. Mr Murray is a member of the Nomination Committee and Executive Committee of AQP(SA).

Patrick D. Quirk B.Com

Non-executive Director

Mr Quirk has had a long and successful career in the metals and mining sectors, operating in Zimbabwe, South Africa, the United Kingdom, Switzerland and Monaco. He was part of a consortium which purchased the Mimosa Platinum Mine from Union Carbide in 1993. He is currently a director of Tati Nickel. Mr Quirk holds a commerce degree from Rhodes University, Grahamstown. Mr Quirk was appointed to the Aquarius Platinum Board during July 2002 and is a member of the Nomination Committee of the Group.

Sir William Purves, CBE DSO GBM

Non-executive Director

Sir William Purves joined the Hong Kong and Shanghai Banking Corporation in 1954 (now part of the HSBC Group) being appointed Chief Executive in 1986 and Group Chairman the following year. Following its acquisition in 1992, he also became Chairman of Midland Bank. He retired from the HSBC Group in 1998 after 44 years service. Sir William Purves is a non-executive director of a number of private companies and was a non-executive director of Shell Transport and Trading from 1993 to 2002. He was also a member of the Executive Council, Hong Kong's highest policy-making body. He was appointed a Commander of the Order of the British Empire in 1990 and was Knighted in 1993. Sir William Purves was appointed to the Aquarius Platinum Board during February 2004 and is Chairman of the Audit/Risk Committee, Senior Independent Director of the Company and a member of the Nomination Committee.

David R. Dix

Non-executive Director

Mr Dix's background is in economics, law and taxation and he is a Barrister and Solicitor in the High Court of Australia. He has held various positions with Shell Australia Limited and worked for 16 years in Corporate Advisory at both Macquarie Bank Limited and UBS AG specialising in the mining industry, including Head of Resources for Asia Pacific and in London as Head of Mining. Mr Dix is Executive Chairman of Australian Oil Company, AED Oil Limited and Chairman of Quadrem Limited, a company which provides eBusiness solutions to the resource sector. He brings to Aquarius a wealth of experience gained in the international business and resources communities. Mr Dix was appointed to the Aquarius Platinum Board during March 2004 and is a member of the Audit/Risk, and Nomination Committees.

G. Edward Haslam

Non-executive Director

Mr Haslam joined Lonmin in 1981 and was appointed a director of Lonmin plc in 1999 and Chief Executive Officer in November 2000. He retired from Lonmin plc in April 2004. Mr Haslam is Chairman of HighRidge Resources plc and a Director of AIM listed Cluff Gold plc. Mr Haslam was appointed to the Aquarius Platinum Board during May 2004 and is Chairman of the Remuneration & Succession Planning Committee and a member of the Audit/Risk, and Nomination Committees.

Zwelakhe Sisulu

Non-executive Director

Mr Sisulu commenced his career as a journalist in South Africa in the 1970's. A notable political correspondent, his writings and political activities led him to be placed under house arrest during the apartheid era, later returning to work as the editor of the New National Newspaper. In 1994 he joined the South African Broadcasting Corporation where he was CEO. He is currently Chairman of Savannah Resources (Pty) Ltd, Dirleton Minerals & Energy (Pty) Ltd, Executive Chairman of Afrimineral Holdings (Pty) Ltd and Universal Media (Pty) Ltd. Mr Sisulu was educated in Swaziland, Soweto and later at the INSEAD Institute in Paris and was a Nieman Fellow at Harvard University. Mr Sisulu holds numerous international awards for his work in human rights, as well as the Presidential Award of South Africa, awarded by Nelson Mandela in 1998. Mr Sisulu was appointed to the Aquarius Platinum Board during February 2005 and is a member of the Nomination Committee of the Group.

Timothy Freshwater (appointed 9 August 2006)

Non-executive Director

Mr Freshwater is a solicitor in the UK and Hong Kong and has been involved in Asian markets for over 30 years. Mr Freshwater, Vice Chairman of Goldman Sachs Asia, is also a Director of a number of companies, including Liu Chong Hing Bank Limited, Pacific Century Insurance Holdings Limited and Cosco Pacific Limited. He is a member of the board of directors of the Community Chest of Hong Kong.

Catherine E. Markus, BA, LLB (resigned 17 January 2006)

Non-executive Director

Mrs Markus is a qualified attorney, notary and conveyancer and since practising as an attorney in South Africa has held internal corporate lawyer appointments in engineering and platinum mining companies for the last 20 years. Mrs Markus is an Executive Director of Impala Platinum Holdings Limited, the world's second largest platinum producer. Mrs Markus was appointed to Aquarius Platinum Board during December 2000 and was a member of the Nomination, and Remuneration & Succession Planning Committees. Mrs Markus resigned from the Aquarius Platinum Board on 17 January 2006.

Willi M.P. Boehm, B. Bus (Acc), Grad. Dip. (Bus & Admin), CPA

Company Secretary

Willi Boehm joined Aquarius in June 1995. He has been with the Company since the commencement of its involvement in the platinum sector and is responsible for the Company's Corporate Affairs. He has 25 years experience covering the tourism, primary industry and mining industries.

INTERESTS IN THE SHARES AND OPTIONS OF THE COMPANY

As at the date of this report, the interest of the Directors in the shares and options of Aquarius Platinum were:

Director	Common Shares	Options exercisable at £2.54 per share up to 11 October 2011
N.T. Sibley	620,000	-
S.A Murray	300,000	209,865
P.D Quirk	429,878	-
Sir W. Purves	-	-
D.R. Dix	-	-
G.E Haslam	5,000	-
Z. Sisulu	-	-
T Freshwater	-	-

PRINCIPAL ACTIVITIES

The principal activities of companies within the group during the financial year were mineral exploration, mine development, concentrate production and investment. During the year, the principal focus revolved around the operations of the Kroondal platinum mine, the Marikana platinum mine, the Mimosa platinum mine and the commencement of production at the Everest platinum mine.

RESULTS OF OPERATIONS

The consolidated net profit of the group after provision for income tax and outside equity interests was $85.630m (2005:$20.950m).

REVIEW OF OPERATIONS

Operational highlights during the year included:

- Group attributable production of 447,693 PGM ounces (2005: 327,669 PGM ounces), up 37%
- Record production at Kroondal as expansion ramped up at the P&SA1.
- Execution of the Marikana Pool & Share Agreement to be called the P&SA2.
- Commissioning of Everest mine ahead of schedule in December 2005, continuing ramp up into 2006.
- Completion of Mimosa's Wedza Phase IV expansion to deliver more production in the 2007 financial year.

Production of PGMs attributable to shareholders of Aquarius increased 37% to 447,693 PGM ounces from 327,669 PGM ounces. All mines recorded increased production, with the exception of Marikana where Aquarius' attributable production was shared following the implementation of P&SA2 in September 2005. The P&SA2 is due to raise total production and add up to 10 years additional mine life.

In South Africa, the Kroondal P&SA1 is complete with the project anticipated to produce 505,000 PGM ounces (50% attributable to Aquarius) per annum, with a significant life-of-mine extension to 2017.

The Marikana Pool & Share Agreement (P&SA2) was completed in September 2005, with construction of underground activities progressing well. As Marikana transforms into an underground focussed operation, the mine is targeting production of 250,000 PGM ounces a year (50% attributable to Aquarius), with a significant life-of-mine extension to 2024.

In December 2005, the Everest Mine completed construction and was transferred to operational status as of 1 January 2006. Production is currently split between open pit and underground operations. In the 2007 financial year the operation will move exclusively underground and complete its ramp-up and to produce an annual average of 225,000 PGM ounces over the project's 10 year life-of-mine.

The Chrome Tailing Retreatment Project (CTRP) continues to ramp up production with improvements towards the year-end suggesting a more positive outlook.

In Zimbabwe, the Mimosa Mine completed the Wedza IV Upgrade expansion, increasing production capacity to 168,750 PGM ounces from 135,000 PGM ounce capacity (Aquarius attributable 50%).

Operating Results

Aquarius recorded consolidated earnings for the year to 30 June 2006 of $85.6 million equal to US 101 cents per share, a 309% increase in net profit over the previous year. The increase is attributed to a 37% increase in production to 447,693 PGM ounces and an increase in the average 4E PGM basket price (Platinum, palladium, rhodium and gold) for the group to US$932 per ounce in 2006 compared to US$641 per ounce in 2005.

Revenues from ordinary activities for the period rose 92% to $426.6 million (comprising sales revenue of $417.4 million and interest and other income of $9.2 million) from $223.1 million (sales revenue $210.1 million and interest and other income of $12.2 million). The increased revenue was due to a 37% increase in PGM production and a 45% increase in the average PGM basket price over the year.

Cost of production for the year at $223.1 million was lower at $498 per PGM ounce from $534 per PGM ounce in FY 2005. The Group cash balance has increased by $87 million since 30 June 2005 to $162.4 million at 30 June 2006.

DIVIDENDS

The 2005 final dividend of 5 US cents per common share was paid on 7 October 2005. An interim dividend of 6 US cents per common share was paid on 23 March 2006. The directors have declared a final dividend of 18 US cents per common share for the year ended 30 June 2006.

SIGNIFICANT CHANGES IN THE GROUP'S STATE OF AFFAIRS

The directors are not aware of any significant changes in the state of affairs of the group that occurred during the financial year, which has not been covered elsewhere in this annual report.

EVENTS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

The directors declared a dividend of $0.18 per share on 10 August 2006. There have been no other reportable events subsequent to the end of the financial year.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS

Other than matters referred to in this report, the directors make no comments regarding the likely developments in the operations of the group and the expected results of those operations in subsequent financial years. In the opinion of the directors, any further disclosures would prejudice the interests of the group.

ENVIRONMENTAL REGULATION AND PERFORMANCE

Companies within the Aquarius Platinum group are required, on cessation of mining operations, to rehabilitate the relevant mining area on which mining operations have been conducted. Mr Gert Ackerman, managing director of AQP(SA), is the officer responsible for compliance on these matters for all South African properties within the Group. Mr Alex Mhembere Managing Director of Mimosa Group of Companies in Zimbabwe, is the officer responsible on these matters for all Zimbabwean located properties within the Group. The company makes annual contributions to established trusts in order to provide for its obligations in respect of environmental rehabilitation. Environmental activities are continuously monitored to ensure that established criteria from each operations' environmental management programme, approved by relevant authorities, has been met. There have been no known significant breaches of any environmental conditions.

MEETINGS OF DIRECTORS

The number of meetings of the board of directors of the parent entity held during the year ended 30 June 2006 and the number of meetings attended by each director are tabled below:

Director	Number of meetings held whilst in office				Number of meetings attended			
	Board	Remuneration & Succession Planning	Audit/Risk	Nomination	Board	Remuneration & Succession Planning	Audit & Risk Management	Nomination
N.T. Sibley	4	3	4	1	4	3	3	1
S.A. Murray	4	-	-	1	4	-	-	1
D.R. Dix	4	-	4	1	4	-	4	1
G.E. Haslam	4	3	4	1	4	3	4	1
C.E. Markus (1)	2	1	-	0	1	0	-	0
Sir W. Purves	4	-	4	1	4	-	4	1
P.D. Quirk	4	-	-	1	4	-	-	1
Z. Sisulu	4	-	-	1	3	-	-	1
T. Freshwater (1)	0	-	-	0	0	-	-	0

(1) Mrs C.E. Markus retired as a Director on 17 January 2006 and Mr T. Freshwater was appointed as a Director on 9 August 2006

DIRECTORS' AND OFFICERS' INSURANCE

During the year, the parent entity has paid an insurance premium in respect of a contract insuring against liability of current directors and officers. The directors have not included details of the nature of the liabilities covered or the amount of the premium paid in respect of the directors' and officers' liability insurance contract, as such disclosure is prohibited under the terms of the contract.

GOING CONCERN

The Directors are satisfied that the company has adequate financial resources to continue in operational existence for the foreseeable future. The financial statements have been prepared on the going concern basis.

DIRECTORS' AND EXECUTIVES' EMOLUMENTS

The Board is responsible for determining and reviewing compensation arrangements for the Directors and executive management. The Board assesses the appropriateness of the nature and amount of emoluments of such officers on an annual basis by reference to industry and market conditions. In determining the nature and amount of officers' emoluments, the Board takes into consideration the Company's financial and operational performance.

Details of the nature and amount of each element of the emolument of each Director of the group and the top 5 executives in aggregate during the financial year are shown in the table below. Refer also Note 33 – Share Based Payment Plans and Note 34 – Related Party Disclosures for participation by the Directors' and the top 5 executives in the Company's Share Plan and Option Plan.

	Short Term					Post Employment	
Director	Board Fee $	Remuneration Committee $	Audit/Risk Committee $	Base Salary $	Bonus $	Retirement Benefits $	Total $
N.T. Sibley	120,000	4,500	4,500	-	-	-	129,000
S.A. Murray (1)	60,000	-	-	480,326	937,808	34,689	1,512,823
D.R. Dix	60,000	-	4,500	-	-	-	64,500
G.E. Haslam	60,000	9,000	4,500	-	-	-	73,500
C.E. Markus	45,000	3,375	-	-	-	-	48,375
Sir W. Purves	60,000	-	9,000	-	-	-	69,000
P.D. Quirk	60,000	-	-	-	-	-	60,000
Z. Sisulu	60,000	-	-	-	-	-	60,000
T. Freshwater	-	-	-	-	-	-	-
	525,000	16,875	22,500	480,326	937,808	34,689	2,017,198
Top 5 Executives (2)	-	-	-	912,178	443,880	163,896	1,519,954

1) $423,182 of Mr S.A. Murray's remuneration was paid by AQP(SA) in South African Rand.

2) The Top 5 Executives include 1 Australian based executive and 4 South African based executives.

Signed in accordance with a resolution of the directors.



Stuart Murray
Director
28 September 2006

The following Statement sets out the governance practices of the Aquarius Platinum group.

The Board of Directors of Aquarius Platinum is responsible for the corporate governance of the group. The Board guides and monitors the business affairs of Aquarius Platinum on behalf of shareholders by whom they are elected and to whom they are accountable.

In accordance with the Australian Stock Exchange Corporate Governance Council's (the Council's) "Principles of Good Corporate Governance and Best Practice Recommendations" (the Recommendations), the company will disclose the extent to which it has followed the guidelines and any reasons for departure from these. The Board will continue to review and respond to corporate governance requirements. For further information on the corporate governance policies adopted by Aquarius Platinum, refer to our website www.aquariusplatinum.com

BOARD OF DIRECTORS

The Board is responsible for the overall management of the Company. It is governed by a Charter, a summary of which can be found on the Aquarius website at www.aquariusplatinum.com. Among other matters, the Charter sets out the framework for the management of the Company, the responsibilities of the Board, its direction, strategies and financial objectives and how they will be monitored.

In order to retain full and effective control over the company and monitor the executive management team, the Board meets regularly and at least on a quarterly basis. Details of Directors' attendance at these meetings is set out in the Directors' Report. In consultation with the Chief Executive Officer and the Company Secretary, the Chairman sets the agenda for these meetings. All Directors may add a matter to the agenda. Key executives of the Company contribute to board papers and are from time to time invited to attend Board meetings.

Each director has the right to seek independent professional advice on matters relating to their position as a director or committee member of the company at the company's expense, subject to prior approval of the Chairman, which shall not be unreasonably withheld.

The names of the Directors in office at the time of this Report and their relevant qualifications and experience are set out in the Directors' Report within this Annual Report. Their status as non-executive, executive or independent directors and tenure on the Board is set out in the table below.

Board Structure			
Name of director in office at the date of this report:	**Date appointed to office**	**Executive/ Non-executive**	**Independent**
N.T. Sibley – Chairman	26 October 1999	Non-executive	Yes
S.A. Murray – Chief Executive Officer	21 May 2001	Executive	No
D.R. Dix	31 March 2004	Non-executive	Yes
G.E. Haslam	1 May 2004	Non-executive	Yes
Sir W. Purves	10 February 2004	Non-executive	Yes
P.D. Quirk	19 July 2002	Non-executive	Yes
T. Freshwater	9 August 2006	Non-executive	Yes
Z. Sisulu	4 February 2005	Non-executive	No

The bye-laws of the company determine that the Board consists of not less than two and no more than nine directors. At the date of this report, the Board is comprised of eight directors, seven of whom are non-executive directors, and one executive director, Mr Stuart Murray, Chief Executive Officer.

The division of responsibilities between the Chairman and the Chief Executive Officer is reviewed regularly and is defined below:

- The Chairman, Mr Nicholas Sibley, is responsible for leadership of the Board ensuring they receive accurate, timely and clear information in order to facilitate effectiveness of its role. The Chairman is responsible for effective communication with shareholders.

- Mr Stuart Murray, Chief Executive Officer, leads executive management. He has been delegated responsibility by the Board for the day-to-day operation and administration of the Company. The Chief Executive Officer is assisted in managing the business of the Group by the Managing Director, the Executive Committee and the Board of Aquarius Platinum (South Africa) (Pty) Ltd. Mr Murray represents the Group's interests as a director in the Mimosa Group of companies which own the Mimosa Platinum Mine in Zimbabwe.

INDEPENDENCE OF NON-EXECUTIVE DIRECTORS

Independence of directors in essence means those directors independent of management and free of any business or other relationship that could, or could reasonably be perceived to, materially interfere with the exercise of unfettered and independent judgement.

In line with the ASX Principles of Good Corporate Governance and Best Practice Recommendations the Board has accepted the guidelines outlined below in determining the independence of non-executive directors. In accordance with these, all directors, with the exception of Mr Stuart Murray as CEO of the Company and Mr Zwelakhe Sisulu, who represents SavCon's BEE interests, are deemed independent .

The Board has accepted the following definition of an independent director.

An Independent Director is someone who is not a member of management, is a non-executive director and who:

a) is not a substantial shareholder (5%) of the company or an officer of, or otherwise associated directly with a substantial shareholder of the company;
b) within the last three years has not been employed in an executive capacity by the company or another group member, or been a director after ceasing to hold any such employment;
c) within the last three years has not been a principal of a material professional adviser or a material consultant to the company or another group member, or an employee materially associated with the service provided;
d) is not a material supplier or customer of the company or other group member, or an officer of or otherwise associated directly or indirectly with a material supplier or customer;
e) has no material contractual relationship with the company or another group member other than as a director of the company;
f) has not served on the board for a period which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interest of the company; and
g) is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interest of the company.

SENIOR INDEPENDENT NON-EXECUTIVE DIRECTOR

The Senior Independent Non-Executive Director, Sir William Purves, is.appointed by the Board.

COMPANY SECRETARY

The Company Secretary, Mr Willi Boehm, is responsible for supporting the effectiveness of the Board by monitoring that Board policy and procedures are complied with, coordinating the flow of information within the Company and the completion and despatch of items for the Board and briefing materials. The Company Secretary is accountable to the Board on all governance matters. All directors have access to the services of the Company Secretary. The appointment and removal of the Company Secretary is a matter for the Board as a whole.

SUCCESSION PLANNING

The Board brings the range of skills, knowledge, international experience and expertise necessary to govern the Group, but it is aware of the need to ensure processes are in place to assist with succession planning, not only for the Board. but within senior management. The Board periodically assesses its balance of skills and those of the group in order to maintain an appropriate balance within the company.

INDUCTION TRAINING AND CONTINUING PROFESSIONAL DEVELOPMENT

In order to assist new directors and key executives in fulfilling their duties and responsibilities within the company, an induction programme is provided by the Chief Executive Officer, which includes meetings with the executive team and visits to the operating sites of the company in South Africa and Zimbabwe. The program enables the new appointees to gain an understanding of the Company's financial, strategic, operational and risk management position. Full access to all documentation pertaining to the company is provided. It ensures new directors and key executives are aware of their rights, duties and responsibilities.

PERFORMANCE REVIEW

The Board of Aquarius conducts a performance review of itself on an ongoing basis throughout the year. The small size of the company and hands on management style requires an increased level of interaction between directors and executives throughout the year. Board members meet amongst themselves and with management both formally and informally. The Board considers that the current approach that it has adopted with regard to the review of its performance and of its key executives, provides the best guidance and value to the Group.

DIRECTORS' RETIREMENT AND RE-ELECTION

Aquarius' bye-laws determine that at each Annual General Meeting, at least one third of the Board are retired by rotation, therefore holding their positions for no longer than three years. This period of time provides continuity. Non-executive directors are appointed for a three-year term and may be invited to seek reappointment. A Director appointed during the year is subject for election at the forthcoming Annual General Meeting. Pursuant to the bye Laws of the Company, the managing director is not subject to retirement by rotation.

SECURITIES TRADING POLICY

The Board has adopted a policy covering dealings in securities by directors and relevant employees. The policy is designed to reinforce, to shareholders, customers and the international community that Aquarius' directors and relevant employees are expected to comply with the law and best practice recommendations with regard to dealing in securities of the Company.

In addition to the Australian Stock Exchange Listing Rules, a director and relevant employees must comply with the Model Code on directors' dealings in securities, as set out in the Appendix to Chapter 16 of the Listing Rules of the London Stock Exchange, a copy of which can be found on the Aquarius website at www.aquariusplatinum.com.

In addition to restrictions on dealing in "Closed Periods", a director and relevant employees must not deal in any securities of the Company on considerations of a short term nature and must take reasonable steps to prevent any dealings by, or on behalf of, any person connected with him in any securities of the Company on consideration of a short term nature. In line with the listing rules of the Australian Stock Exchange (ASX), the UK Listing Authority (LSE) and the JSE Securities Exchange South Africa (JSE), all dealings by directors in the securities of the Company are announced to the market.

COMMITTEES OF THE BOARD

The Board has established three standing committees to assist in the execution of its responsibilities: the Audit/Risk Committee, the Remuneration & Succession Planning Committee, and the Nomination Committee. Other committees are formed from time to time to deal with specific matters.

In line with best practice, each of the committees operates under a Charter approved by the Board detailing their role, structure, responsibilities and membership requirements. Each of these Charters is reviewed annually by the Board and the respective committee. Summaries of the Remuneration & Succession Planning, Nomination Committee Charters and a complete Audit/Risk Committee Charter can be found on the Aquarius website at www.aquariusplatinum.com.

AUDIT/RISK COMMITTEE

The Audit/Risk Committee (the Committee) has been established to assist the Board of Aquarius in fulfilling its corporate governance and oversight responsibilities in relation to the company's financial reports and financial reporting process, internal control structure, risk management systems (financial and non-financial) and the external audit process. The Committee is governed by a charter approved by the Board.

The Committee consists of:

- four members;
- only non-executive directors;
- only independent directors; and
- an independent chairperson, who shall be nominated by the Board from time to time but who shall not be the chairperson of the Board.

The members of the Committee at the date of this report are as follows:

- Sir William Purves (Chairman)
- Mr Nicholas Sibley
- Mr David Dix
- Mr Edward Haslam

Qualifications of Audit/Risk Committee members:

Sir William Purves is the Chairman of the Audit Committee and Senior Independent Director of the Company. Sir William joined the Hongkong and Shanghai Banking Corporation in 1954 (now part of the HSBC Group). He was appointed Chief Executive in 1986 and Group Chairman the following year.

Mr Sibley is a chartered accountant, a director of TanzaniteOne Ltd, Corney & Barrow Group Ltd and of two investment companies. He was formerly chairman of Wheelock Capital from 1994 to 1997, as well as executive chairman of Barclays de Zoete Wedd (Asia Pacific) Limited, from 1989 to 1993. Mr Sibley is a former managing director of Jardine Fleming Holdings Ltd.

Mr David Dix's background is in economics, law and taxation. He is a Barrister and Solicitor in the High Court of Australia. He has held positions with Shell Australia Limited, Macquarie Bank Limited and spent nine years with UBS Warburg, based in Melbourne as Head of Resources for Asia Pacific and London as Head of Mining. Mr Dix is Executive Chairman of Australian Oil Company, AED Oil Limited and Chairman of Quadrem Limited, a company which provides eBusiness solutions to the resource sector.

Mr Haslam is the former Chief Executive of Lonmin plc. He joined Lonmin in 1981, was appointed a director in 1999 and Chief Executive Officer in November 2000. He retired from Lonmin in April 2004. Mr Haslam is Chairman of HighRidge Resources plc, and a director of Cluff Gold plc.

The Board deems all members of the Committee have the relevant experience and understanding of accounting, financial issues and the mining industry to enable them to effectively oversee audit procedures.

The Committee reviews the performance of the external auditors on an annual basis and meets with them at least twice a year to:

- review the results and findings of the audit at year end and half year end and recommend their acceptance or otherwise to the Board; and
- review the results and findings of the audit, the appropriateness of provisions and estimates included in the financial results, the adequacy of accounting and financial controls, and to obtain feedback on the implementation of recommendations made.

The Committee receives regular reports from the external auditor on the critical policies and practices of the company, and all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management.

The Committee assesses the company's structure, business and controls annually. It ensures the Board is made aware of internal control practices, risk management and compliance matters which may significantly impact upon the company in a timely manner.

The Committee meets when deemed necessary and at least twice a year. The Company Secretary acts as secretary of the Committee and distributes minutes to all Board members.

Details of attendance at Committee Meetings are set out in the Directors' Report.

REMUNERATION & SUCCESSION PLANNING COMMITTEE

The members of the Remuneration and Succession Planning Committee (the Committee) at the date of this report are:

- Mr Edward Haslam (Chairman)
- Mr Nicholas Sibley

The Committee is governed by a charter approved by the Board, a summary of which is available on the Company's website www.aquariusplatinum.com. The Board deem all members of the Committee have the relevant experience and understanding to enable them to effectively oversee their responsibilities. The members of the Committee are non-executive directors, both of whom the Board consider independent.

The committee reviews compensation arrangements for the directors and the executive team. The committee assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions, with the overall objective of ensuring maximum shareholder benefit from the retention of a high quality executive team. Such officers are given the opportunity to receive their base emoluments in a variety of forms including cash and fringe benefits such as motor vehicles. The nature and amount of directors' and officers' emoluments are linked to the company's financial and operational performance.

In carrying out its responsibilities, the Committee is authorised by the Board to secure the attendance of any person with relevant experience and expertise at Committee meetings, if it considers their attendance to be appropriate and to engage, at the Company's expense, outside legal or other professional advice or assistance on any matters within its charter or terms of reference.

The Committee reviews succession planning for key executive positions (other than executive Directors) to maintain an appropriate balance of skills, experience and expertise in the management of the Company. The Committee does not allow for retirement benefits of Non-executive Directors and Non-executive Directors are remunerated by way of an annual fee in the form of cash and do not receive options or bonus payments.

For details of remuneration of Directors and Executives please refer to the Directors' Report.

The Committee meets as necessary, but must meet at least once a year. The Company Secretary acts as secretary of the meetings and distributes minutes to all Board members. Details of attendance at Committee Meetings is set out in the Directors' Report.

NOMINATION COMMITTEE

In order to fulfil the company's responsibility to shareholders to ensure that the composition, structure and operation of the Board is of the highest standard, the full Board of Aquarius acts as the Nomination Committee. The Board believes the input of all directors is essential due to their respective expertise and knowledge of the platinum industry and exposure to the markets in which the Group operates.

The Board is guided by a Charter, a summary of which is available on www.aquariusplatinum.com. The Board may at times take into consideration the advice of external consultants to assist with this process.

Meetings take place as often as necessary, but the Committee must meet at least once a year. The Company Secretary acts as secretary of the meetings and distributes minutes to all Board members.

Appointments are referred to shareholders at the next available opportunity for election in general meeting.

CONTINUOUS DISCLOSURE

The Company has in place a Continuous Disclosure Policy, a summary of which is available on the website www.aquariusplatinum.com. The Policy is in line with the Australian Stock Exchange's guidance policy on timely and balanced disclosure. This outlines the company's commitment to disclosure, ensuring that timely and accurate information is provided to all shareholders and stakeholders. The Company Secretary is the nominated Communication Officer and is responsible for liaising with the Board to ensure that the Company complies with its continuous disclosure requirements.

A three member Disclosure Committee has been formed comprising the Chief Executive Officer, Mr Stuart Murray, the Company Secretary, Mr Willi Boehm and any one non-executive director. The Disclosure Committee is responsible for overseeing and coordinating the disclosure of information and announcements to the regulatory authorities, analysts, brokers, shareholders, the media and the public.

The Board regularly reviews the company's compliance with its continuous disclosure obligations.

COMMUNICATIONS WITH SHAREHOLDERS

Shareholder communication is given high priority by the Company. In addition to statutory requirements, such as the Annual Report and Financial Statements for the half and full year, Aquarius Platinum maintains a website which contains announcements and quarterly reports which have been released to the listing authorities – the ASX, LSE and the JSE. Media articles and presentations are also placed on the website as they occur so they may be viewed by shareholders and prospective investors. Shareholders are able to contact the Company via the website at info@aquariusplatinum.com. Through the website, shareholders are also given the opportunity to provide an email address through which they are able to receive these documents. The Chief Executive Officer hosts web-casts for the half-year and full-year results, notification of these is provided to all on the website database.

MEETINGS

Aquarius Platinum Notice of Meeting materials are distributed to shareholders with an accompanying explanatory memorandum. These documents present the business of the meeting clearly and concisely and are presented in a manner that will not mislead shareholders or the market as a whole. The Notice is despatched to shareholders in a timely manner providing at least 21 days notice pursuant to the bye-laws of the Company. Each notice includes the business of the meeting, details of the location, time and date of the meeting and proxy voting instructions are included.

Upon release of the Notice of Meeting and Explanatory Memorandum to the ASX, LSE and the JSE, a full text of the Notice of Meeting and Explanatory Memorandums is placed on the website of the Company at www.aquariusplatinum.com for shareholders and other market participants who may consider investing in the company.

CODE OF CONDUCT

The Aquarius Code of Conduct has been developed by the Board to provide a framework for all employees to conduct the business of the Company in an ethical and legal manner. It is important that the Company maintains its obligations to shareholders, the community, contractors and suppliers.

There are areas in which the Company must develop detailed policies in accordance with the requirements of local authorities and comply with local laws. To this end the Code of Conduct stands more as a set of principles developed by the Board to guide employees to act with integrity and make informed choices when communicating or acting on behalf of the Company.

The Board and management of the Company have a clear commitment to the Code of Conduct. A summary of The Code of Conduct is available on www.aquariusplatinum.com.

CORPORATE GOVERNANCE COMPLIANCE

Notification of Departure
Item 8.1: Performance evaluation of the Board and key executives
Explanation of Departure
The Board of Aquarius conducts its performance review of itself on an ongoing basis throughout the year. The small size of the company and hands on management style requires an increased level of interaction between directors and executives throughout the year. Board members meet amongst themselves and with management both formally and informally. The Board considers that the current approach that it has adopted with regard to the review of its performance and of its key executives provides the best guidance and value to the Group.
Item 9.1: Disclosure of remuneration policy and procedures
Explanation of Departure
The Group operates in an industry that has a limited number of participants. The industry is under constant pressure from skills shortages and is exposed to a high level of staff poaching. To protect against this, the Company considers it imprudent to disclose the names and the exact value of the remuneration received by each of the top five non-director executives. However, in accordance with the ASX Principles of Good Corporate Governance, the Company advises that the total amount paid, as set out in the Directors' report, to the top 5 non-director executives includes payments in respect of salaries, non-cash benefits such as motor vehicles and superannuation contributions.

Consolidated Income Statement *for the year ended 30 June 2006*

	Note	2006 $'000	2005 $'000
Revenue	7	430,656	212,922
Other income	7	9,141	12,202
Cost of sales	7	(223,039)	(174,906)
Gross profit before amortisation of fair value uplifts		**216,758**	**50,218**
Amortisation of fair value uplifts of mining assets		(7,162)	(6,745)
Gross profit after amortisation of fair value uplifts of mining assets		209,596	43,473
Administrative costs	7	(8,052)	(6,006)
Other operating costs	7	913	484
Profit from operating activities		202,457	37,951
Finance costs	7	(10,383)	(9,889)
Profit before income tax		**192,074**	**28,062**
Income tax expense	8	(51,071)	(3,446)
Net profit after income tax		**141,003**	**24,616**
Minority interest		(55,373)	(3,666)
Net profit attributable to members of the parent	29	**85,630**	**20,950**
Earnings per share			
Basic earnings per share (cents per share)	9	100.87	25.32
Diluted earnings per share (cents per share)	9	99.12	25.17

Consolidated Balance Sheet *as at 30 June 2006*

	Note	2006 $'000	2005 $'000
ASSETS			
NON CURRENT ASSETS			
Receivables	11	6,590	-
Available for sale investments	12	404	437
Property, plant and equipment	13	206,626	137,819
Mining assets	14	247,601	271,050
Total Non Current Assets		**461,221**	**409,306**
CURRENT ASSETS			
Cash	16	162,425	75,251
Trade and other receivables	17	66,721	44,695
Available for sale investments	18	4	3
Inventories	19	19,823	16,308
Other	20	1	1
Total Current Assets		**248,974**	**136,258**
TOTAL ASSETS		**710,195**	**545,564**
EQUITY AND LIABILITIES			
CAPITAL AND RESERVES			
Issued capital	27	12,652	12,413
Reserves	28	147,653	151,774
Retained earnings	29	155,254	78,801
Equity Attributable to Equity Holders of the Parent		**315,559**	**242,988**
Minority Interest	30	**78,278**	**32,573**
TOTAL EQUITY		**393,837**	**275,561**
NON CURRENT LIABILITIES			
Payables	21	130,104	140,141
Interest bearing liabilities	22	45,372	16,067
Deferred tax liabilities	8	73,311	53,789
Provisions	23	32,108	24,526
Total Non Current Liabilities		**280,895**	**234,523**
CURRENT LIABILITIES			
Trade and other payables	24	32,852	25,526
Interest bearing liabilities	25	29	12
Current tax liabilities	8	2,209	9,612
Provisions	26	373	330
Total Current Liabilities		**35,463**	**35,480**
TOTAL LIABILITIES		**316,358**	**270,003**
TOTAL EQUITY AND LIABILITIES		**710,195**	**545,564**

Consolidated Statement of Cash Flows *for the year ended 30 June 2006*

	Note	2006 $'000	2005 $'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers		402,837	197,521
Payments to suppliers and employees		(194,064)	(164,546)
Interest received		8,256	6,655
Interest and other finance costs paid		(10,383)	(7,657)
Other income		885	1,087
Income taxes paid		(32,000)	(1,602)
NET CASH FROM OPERATING ACTIVITIES		**175,531**	**31,458**
CASH FLOWS FROM INVESTING ACTIVITIES			
Payments for property plant & equipment and mine development costs		(111,059)	(90,279)
Proceeds from sale of property, plant and equipment		-	296
Payments for purchase of equity investments		-	(476)
Payments for mine closure/rehabilitation costs		(1,821)	(2,138)
Proceeds from sale of shares in subsidiary		-	4,445
NET CASH USED IN INVESTING ACTIVITES		**(112,880)**	**(88,152)**
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issue of shares		7,192	38,193
Share issue costs		-	(6,461)
Proceeds from borrowings		53,591	97,439
Repayment of share-plan loans		2,498	1,713
Repayment of borrowings		(26,989)	(71,032)
Principal portion of lease liability		16	(7)
Dividends paid		(9,147)	(4,924)
NET CASH FROM FINANCING ACTIVITIES		**27,161**	**54,921**
Net increase/(decrease) in cash held		89,812	(1,773)
Cash at beginning of the financial year		75,251	77,942
Net foreign exchange differences		(2,638)	(918)
CASH AT END OF THE FINANCIAL YEAR	16	**162,425**	**75,251**

Consolidated Statement of Recognised Income and Expenses *for the year ended 30 June 2006*

	Note	2006 $'000	2005 $'000
Foreign currency translation adjustments		(13,945)	(5,608)
Net gain recognised directly in equity		(13,945)	(5,608)
Net profit for the year		85,630	20,950
TOTAL RECOGNISED INCOME AND EXPENSES FOR THE PERIOD		**71,685**	**15,342**
Attributable to:			
Equity holders of the parent		36,201	7,748
Minority interest		35,484	7,594
TOTAL RECOGNISED INCOME AND EXPENSES FOR THE PERIOD		**71,685**	**15,342**

1. CORPORATE INFORMATION

The consolidated financial statements of Aquarius Platinum Limited for the year ended 30 June 2006 were authorised for issue in accordance with a resolution of the directors on 28 September 2006. Aquarius Platinum Limited is a limited company incorporated and domiciled in Bermuda whose shares are publicly traded. The principal activities of the Group are described in the Director's Report.

2. BASIS OF PREPARATION

The consolidated financial statements have been prepared under the historical cost accounting convention except for available for sale investments that have been measured at fair value.

Statement of Compliance

The consolidated financial statements of Aquarius Platinum Limited and all its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS), which comprise standards and interpretations approved by the International Accounting Standards Board, and International Accounting Standards and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee (IASC) that remain in effect.

The consolidated financial information is presented in US Dollars and has been rounded to the nearest thousand US Dollars unless otherwise stated. Where appropriate, figures for the financial year ended 30 June 2005 have been re-stated to make them comparable with amended classifications adopted for the financial year ended 30 June 2006.

Basis of Consolidation

The consolidated financial statements comprise the accounts of Aquarius, the parent company and its controlled subsidiaries, after the elimination of all material intercompany transactions.

Subsidiaries are consolidated from the date the parent entity obtains control until such time as control ceases. Where there is a loss of control of a subsidiary, the consolidated accounts include the results for the part of the reporting period during which the parent entity had control. A list of subsidiaries appears in Note 34(a).

Acquisitions are accounted for using the purchase method of accounting.

The accounts of subsidiaries are prepared for the same reporting period as the parent entity, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies which may exist.

The group's interest in the jointly controlled entity, Mimosa Investments Limited (MIL), is accounted for in the Aquarius consolidated financial statements using proportionate consolidation in accordance with IAS 31, "Interests in Joint Ventures".

Minority interest principally represents the interests in AQP(SA) not held by the Company.

3. CHANGES IN ACCOUNTING POLICIES

In the current year, the Group has adopted all of the new and revised Standards and Interpretations issued by the International Accounting Standards Board (the IASB) and the International Financial Reporting Interpretations Committee (IFRIC) of the IASB that are relevant to its operations and effective for accounting periods beginning on 1 July 2005. The adoption of these new and revised Standards and Interpretations has resulted in changes to the Group's accounting policies in the following areas that have affected the amounts reported for the current or prior years:

IFRS 2 "Share-based Payment"

The revised accounting policy for share-based payment transactions is described below. See Note 5(v)

IFRS 2 Share-based Payment requires the recognition of equity-settled share-based payments at fair value at the date of grant and the recognition of liabilities for cash-settled share-based payments at the current fair value at each balance sheet date. Prior to the adoption of IFRS 2, the Group did not recognise the financial effect of share-based payments.

In accordance with the transitional provisions of IFRS 2, the Standard has been applied retrospectively to all grants of equity instruments after 7 November 2002 that had not vested as at 1 July 2005. For the year ending 30 June 2006, the change in accounting policy has resulted in a net decrease in profit for the year of US$251,825. There was no impact on profits in prior years and no material impact on earnings per share as all awards had vested at the time of grant.

IAS 32 "Financial Instruments; Disclosure and Presentation (revised 2003)"

The Group has adopted IAS 32 (revised 2003), which is effective for the annual reporting periods beginning on or after 1 January 2005. The revised standard provides more clarity and guidance on the classification of financial instruments. Accordingly the non-current liability classified as "other" in the comparative period amounting to $10.6 million has been reclassified to equity.

IFRS 6 "Exploration for and Evaluation of Mineral Resources"

Prior to the introduction of IFRS 6, in the absence of an International Standard on exploration and evaluation costs, the Group accounted for such costs in accordance with Australian Accounting Standard AASB 1022 "Accounting for the Extractive Industries". Adoption of IFRS 6 allows the group to continue to apply its existing accounting policies on exploration and evaluation costs. The policy for exploration and evaluation costs is disclosed in Note 5(b).

IFRIC 4 "Determining whether an arrangement contains a lease"

During the financial year, the Group opted to early adopt IFRIC 4. As a result all major contracts with the mining contractors were scrutinised to identify whether any embedded leases exist. The effect of the adoption in the current year was that an asset and corresponding lease liability of ZAR 32.7 million were recognised in the financial statements. There was no material impact on the income statement during the period.

4. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

Significant accounting judgements

In the process of applying the Group's accounting policies, management has made the following judgements, apart from those involving estimations, which have the most significant effect on the amounts recognised in the financial statements:

- *Determination of mineral resources and ore reserves*

  Aquarius estimates its mineral resources and ore reserves in accordance with the Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves 2004 (the 'JORC code'). The information on mineral resources and ore reserves was prepared by or under the supervision of Competent Persons as defined in the JORC code.

  There are numerous uncertainties inherent in estimating mineral resources and ore reserves and assumptions that are valid at the time of estimation may change significantly when new information becomes available.

  Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated. Such changes in reserves could impact on depreciation and amortisation rates, asset carrying values, deferred stripping costs and provisions for decommissioning and restoration.

Significant accounting estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

- *Impairment of capitalised exploration and evaluation expenditure*

  The future recoverability of capitalised exploration and evaluation expenditure is dependent on a number of factors, including whether the Group decides to exploit the related lease itself or, if not, whether it successfully recovers the related exploration and evaluation asset through sale.

  Factors which could impact the future recoverability include the level of proved, probable and inferred mineral resources, future technological changes which could impact the cost of mining, future legal changes (including changes to environmental restoration obligations) and changes to commodity prices.

  To the extent that capitalised exploration and evaluation expenditure is determined not to be recoverable in the future, this will reduce profits and net assets in the period in which this determination is made.

  In addition, exploration and evaluation expenditure is capitalised if activities in the area of interest have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves. To the extent that it is determined in the future that this capitalised expenditure should be written off, this will reduce profits and net assets in the period in which this determination is made.

- *Impairment of capitalised mine development expenditure*

  The future recoverability of capitalised mine development expenditure is dependent on a number of factors, including the level of proved, probable and inferred mineral resources, future technological changes which could impact the cost of mining, future legal changes (including changes to environmental restoration obligations) and changes to commodity prices.

  To the extent that capitalised mine development expenditure is determined not to be recoverable in the future, this will reduce profits and net assets in the period in which this determination is made.

- *Impairment of property, plant and equipment*

  Property, plant and equipment is reviewed for impairment if there is any indication that the carrying amount may not be recoverable. Where a review for impairment is conducted, the recoverable amount is assessed by reference to the higher of 'value in use' (being the net present value of expected future cash flows of the relevant cash generating unit) and 'fair value less costs to sell'.

  In determining value in use, future cash flows are based on:

  - Estimates of the quantities of economically recoverable ore reserves and mineral resources for which there is a high degree of confidence of economic extraction;
  - Future production levels;
  - Future commodity prices; and
  - Future cash costs of production and capital expenditure consistent with the asset base used to estimate future reserves.

  Variations to the expected future cash flows, and the timing thereof, could result in significant changes to any impairment losses recognised, if any, which could in turn impact future financial results.

- *Restoration Provisions*

  The group records the present value of the estimated cost of restoring operating locations in the period in which the obligation arises, which is typically at the commencement of production. The nature of the restoration activities includes the removal of facilities, abandonment of mine sites and rehabilitation of the affected areas. In most instances this arises many years in the future. The application of this policy necessarily requires judgmental estimates and assumptions regarding the date of abandonment, future environmental legislation, the engineering methodology adopted, future technologies to be used and the asset specific discount rates used to determine the present value of these cash flows.

5. SIGNIFICANT ACCOUNTING POLICIES

(a) Investments and other financial assets

Financial assets in the scope of IAS 39 are classified as either financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year-end.

All regular way purchases and sales of financial assets are recognised at the trade date i.e. the date the group commits to purchase the asset.

The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using arm's length market transactions, reference to the current market value of another instrument, which is substantially the same, discounted cash flow analysis and option pricing models.

Available for sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for- sale or are not classified as either financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets. After initial recognition available-for sale financial assets are measured at fair value with gains or losses being recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired at which time the cumulative gain or loss previously reported in equity is included in the income statement.

Held for trading

Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near future. After initial recognition, investments which are classified as held for trading are measured at fair value. Gains or losses on investments held for trading are recognised in income.

Held to maturity

Other long-term investments that are intended to be held-to-maturity, such as bonds, are subsequently measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any discount or premium on acquisition, over the period to maturity. For investments carried at amortised cost, gains and losses are recognised in income when the investments are derecognised or impaired, as well as through the amortisation process.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortised cost using the effective interest method. Gains and losses are recognised in income when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

(b) Mining Assets

Mining assets comprise exploration, evaluation and mine development costs and the cost of mineral properties acquired.

Exploration and Evaluation Expenditure

Expenditure on exploration and evaluation is accounted for in accordance with the 'area of interest' method. Exploration and evaluation expenditure is capitalised provided the rights to tenure of the area of interest is current and either:

- the exploration and evaluation activities are expected to be recouped through successful development and exploitation of the area of interest or, alternatively, by its sale; or
- exploration and evaluation activities in the area of interest have not at the reporting date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or relating to, the area of interest are continuing.

When the technical feasibility and commercial viability of extracting a mineral resource has been demonstrated then any capitalised exploration and evaluation expenditure is reclassified as capitalised mine development. Prior to reclassification, capitalised exploration and evaluation expenditure is assessed for impairment.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Impairment

The carrying value of capitalised exploration and evaluation expenditure is assessed for impairment at the cash generating unit level whenever facts and circumstances suggest that the carrying amount of the asset may exceed its recoverable amount.

The recoverable amount of capitalised exploration and evaluation expenditure is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For an asset that does not generate largely independent cash inflows, recoverable amount is determined for the cash-generating unit to which the asset belongs, unless the asset's value in use can be estimated to be close to its fair value.

An impairment exists when the carrying amount of an asset or cash-generating unit exceeds its estimated recoverable amount. The asset or cash-generating unit is then written down to its recoverable amount. Any impairment losses are recognised in the income statement.

Mine Development Expenditure

Mine development expenditure represents the costs incurred in preparing mines for production, and includes stripping and waste removal costs incurred before production commences. These costs are capitalised to the extent they are expected to be recouped through successful exploitation of the related mining leases. Once production commences, these costs are amortised using the units-of-production method based on the estimated economically recoverable reserves to which they relate or are written off if the mine property is abandoned.

Impairment

The carrying value of capitalised mine development expenditure is assessed for impairment whenever facts and circumstances suggest that the carrying amount of the asset may exceed its recoverable amount.

The recoverable amount of capitalised mine development expenditure is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For an asset that does not generate largely independent cash inflows, recoverable amount is determined for the cash-generating unit to which the asset belongs, unless the asset's value in use can be estimated to be close to its fair value.

An impairment exists when the carrying amount of an asset or cash-generating unit exceeds its estimated recoverable amount. The asset or cash-generating unit is then written down to its recoverable amount. Any impairment losses are recognised in the income statement.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(c) Derecognition of Financial Assets and Liabilities

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognised where:

- the rights to receive cash flows from the asset have expired;
- the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay
- them in full without material delay to a third party under a 'pass-through' arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Where continuing involvement takes the form of a written and/or purchased option (including a cash-settled) option or similar provision) on the transferred asset, the extent of the Group's continuing involvement is the amount of the transferred asset that the Group may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, the extent of the Group's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in profit or loss.

(d) Impairment of Financial Assets

The Group assesses at each balance sheet date whether a financial asset or group of financial assets is impaired.

Asset carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset shall be reduced either directly or through use of an allowance account. The amount of the loss shall be recognised in profit or loss.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group of financial assets is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in the income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

Assets carried at cost

If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.

Available-for-sale financial assets

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in profit or loss, is transferred from equity to the income statement. Reversals in respect of equity instruments classified as available-for-sale are not recognised in profit. Reversals of impairment losses on debt instruments are reversed through profit or loss, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in profit or loss.

(e) Foreign Currencies

The consolidated financial statements are stated in US Dollars which is the Company's functional and presentation currency. Each entity in the group determines its own functional currency and items included in each entity are measured using that functional currency.

Foreign currency transactions

Transactions in foreign currencies are recorded in the applicable functional currency at the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at the balance sheet date. Non-monetary items are recorded in the applicable functional currency using the exchange rate at the date of the transaction. All exchange differences are taken to the income statement.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Translation of financial reports of foreign operations

The Mimosa Investments Limited group financial statements incorporate those of its controlled entities in Zimbabwe, which have been prepared using US Dollars as the functional currency. The functional currency of subsidiaries in South Africa is considered to be the South African Rand. The functional currency of subsidiaries in Australia is considered to be the Australian Dollar.

The assets and liabilities of these entities are translated to the group presentation currency at rates of exchange ruling at the balance sheet date. Income and expense items are translated at average exchange rates for the period. Any exchange differences are taken directly to the foreign currency translation reserve. On disposal of a foreign entity, cumulative deferred exchange differences are recognised in the income statement as part of the profit or loss on sale.

(f) Property, Plant and Equipment

Costs and valuation

All items of property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment in value. The carrying values are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable and where carrying values exceed their recoverable amount, assets are written down to their recoverable amount.

Depreciation

Property, plant and equipment, excluding land, is depreciated at rates based on the expected useful economic life of each item, using the straight line method. Mine plant is amortised using the lesser of its useful life or the life of the mine based on the straight-line or unit of production method respectively. Buildings and equipment, which includes vehicles and furniture, are depreciated on the straight-line basis at rates, which will reduce their book values to estimated residual values over their expected useful lives. Capitalised lease assets are depreciated over the shorter of the estimated useful life of the asset or the lease term. The major depreciation rates for all periods presented are:

- Buildings - 3 to 12.5 years
- Furniture and fittings - 3 to 5 years
- Plant and equipment, including assets held under lease - 3 to 13 years

(g) Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Aquarius Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Interest

Revenue is recognised as the interest accrues on interest bearing cash deposits, using the effective interest method.

Sale of Goods

Revenue on sale of goods is recognised when risks and rewards of ownership of the goods have passed to the buyer.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Dividends

Revenue is recognised when the Group's right to receive the payment is established.

(h) Income Taxes

Current tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred tax

Deferred income tax is provided using the liability method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are recognised for all taxable temporary differences, except

- Where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax credits and unused tax loses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax loses can be utilised except:

- where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. Unrecognised deferred income tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Income tax relating to items recognised directly in equity is recognised in equity and not in the income statement.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set of current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

(i) Employee Entitlements

Provision is made for employee entitlement benefits accumulated as a result of employees rendering services up to the balance date. Liabilities arising in respect of wages and salaries, annual leave and other benefits expected to be settled within twelve months of the balance date are measured at rates which are expected to be paid when the liability is settled.

All other employee entitlement liabilities are measured at the present value of estimated payments to be made in respect of services rendered up to reporting date.

Contributions for pensions and other post employment benefits to defined contribution plans are recognised in the income statement as incurred during the period in which employees render the related service.

(j) Interest Bearing Loans and Borrowings

Loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, all interest bearing loans and borrowings, other than liabilities held for trading, are subsequently measured at amortised cost using the effective interest method.

(k) Borrowing costs

Borrowing costs are recognised as expenses in the period in which they are incurred.

(l) Trade and Other Payables

Liabilities for trade and other payables which are normally settled on 30-90 day terms, are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether billed or not billed to the group.

(m) Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a borrowing cost.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(n) Cash

Cash and cash equivalents include cash on hand and in banks, and deposits at call which have an original maturity of three months or less. For the purpose of the consolidated cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

(o) Inventories

Inventories comprise consumables, reef ore stockpiled and concentrate awaiting further processing and are valued at the lower of cost and net realisable value. Cost is determined using the weighted average method and includes direct mining expenditure and an appropriate proportion of overhead expenditure, which approximates production cost.

(p) Trade and Other Receivables

Trade receivables include actual invoiced sales of PGM concentrate as well as sales not yet invoiced for which deliveries have been made and the risks and rewards of ownership have passed. Sale of PGM concentrate is settled in USD based on the average market price of the month ruling up to three months after the month of delivery. The receivable amount calculated for the PGM concentrate delivered but not yet invoiced is based on the latest available average mineral price multiplied by the spot rate ruling at 30 June.

Other receivables are stated at cost less any allowance for uncollectible amounts. An allowance is made when there is objective evidence that the Group will not be able to collect the debts. Bad debts are written off when identified.

(q) Provision for Mine Site Rehabilitation

The provision for rehabilitation represents the cost of restoring site damage following initial disturbance. Increases in the provision are capitalised to deferred mining assets to the extent that the future benefits will arise. Cost incurred that related to an existing condition caused by past operations and do not have a future economic benefit are expensed.

Gross rehabilitation costs are estimated at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money and where appropriate the risk specific to the liability. The unwinding of the discount is recorded as an accretion charge within finance costs.

Rehabilitation costs capitalised to mining assets are amortised over the operating life of each mine using the units of production method based on estimated proven and probable mineral reserves. Expenditure on ongoing rehabilitation costs is brought to account when incurred.

In South Africa, annual contributions are made to an Environmental Rehabilitation Trust Fund, created in accordance with South African Statutory requirements, to fund the estimated cost of rehabilitation during and at the end of the life of a mine. The funds that have been paid into the trust fund plus the growth in the trust fund are shown as an asset on the balance sheet.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(r) Share Capital

Share capital is recognised at the fair value of the consideration received by the Company. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds

(s) Leases

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

Finance leases, which transfer to the group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

(t) Interest in Joint Ventures

The group's interest in joint ventures is accounted for by proportionate consolidation, which involves recognising a proportionate share of the joint venture's assets, liabilities, income and expenses with similar items in the consolidated financial statements on a line-by-line basis.

(u) Impairment

The carrying amounts of the group's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If there is any indication that an asset may be impaired, its recoverable amount is estimated and the book value of the asset is written down to its recoverable amount. The recoverable amount is the higher of net selling price and value in use.

In assessing value in use, the expected future cash flows from the asset are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount.

For an asset that does not generate cash inflows and that is largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. An impairment loss is recognised in the income statement whenever the carrying amount of the cash-generating unit exceeds its recoverable amount.

A previously recognised impairment loss is reversed if the recoverable amount increases as a result of a change in the estimates used to determine the recoverable amount, but not to an amount higher than the carrying amount that would have been determined (net of depreciation) had no impairment loss been recognised in prior years.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(v) Share-based Payment Transactions

Employees (including senior executives) of the Group receive remuneration in the form of equity based payment transactions, whereby employees render services as consideration for equity instruments ('equity-settled transactions').

The Group currently has a Share Plan and an Option Plan for directors and employees. Loans made under the Share plan are treated as share based compensation under IFRS 2.

Equity-settled transactions

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date on which they are granted. The fair value is determined by an external valuer using a binomial or Black & Scholes pricing model, further details of which are given in Note 3e. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Company, if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('the vesting date'). The cumulative expense recognised for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

Shares in the Group acquired on market and held by the Share Plan are included within the equity benefits reserve.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(w) Adoption of IFRS during the year

The Group has adopted the following revised standards during the year and comparative figures have been amended as required. Adoption of revised standards does not have any effect on equity as at 1 January 2004.

- IAS 1Presentation of Financial Statements;
- IAS 2 Inventories;
- IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors;
- IAS 10 Events after the Balance Date;
- IAS 24 Related Party Disclosures;
- IAS 27 Consolidated and Separate Financial Statements;
- IAS 31 Interest in Joint Ventures;
- IAS 33 Earnings Per Share
- IAS 39 Financial Instruments; Recognition and Measurement

(x) Future Accounting Standards

At the date of authorization of these financial statements, the following Standards and Interpretations were in issue but not yet effective:

- IFRS 7 "Financial Instruments: Disclosures"
- IFRIC 5 "Right to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds"

The directors anticipate that the adoption of these Standards and Interpretations in future periods are not expected to have a material impact on the financial statements of the Group.

6. SEGMENT INFORMATION

(a) Segment products and locations

The primary reporting format is determined to be geographical segments as the Group's risks and returns are predominantly affected by geographical location. The Group's operating companies are organised and managed separately according to their geographical location, with each segment representing the country of incorporation, operation and location of assets.

The Group operates predominantly two geographical segments. Mining and exploration operations take place in South Africa and Zimbabwe, with administration functions in Australia and Bermuda.

The mining and exploration segment explores for and produces platinum group metals including platinum, palladium, rhodium and gold. The other business segment relates to general head office and corporate activities.

The Group's geographical segments are based on the location of the Group's assets.

(b) Segment accounting policies

The group generally accounts for inter-segment revenues and transfers as if the transactions were to third parties at current market prices. Revenues are attributed to geographic areas based on the location of the assets producing the revenues.

Segment accounting policies are the same as the consolidated entity's policies.

(c) Geographical segments

30 June 2006	**Bermuda**	**South Africa**	**Australia**	**Zimbabwe**	**Eliminations**	**Consolidated**
External sales	-	349,192	-	68,236	-	417,428
External other income	207	5,578	1,152	2,204	-	9,141
Intersegment revenues	12,803	-	504	-	(13,307)	-
Segment revenue	13,010	354,770	1,656	70,440	(13,307)	426,569
Segment result	(2,942)	160,633	(1,096)	32,704	2,775	192,074
Income tax expense						(51,071)
Profit after tax						141,003
Minority Interest						(55,373)
Net Profit						85,630
Segment assets	61,299	541,799	24,731	82,366		710,795
Segment liabilities	24,364	282,225	374	9,395		316,358
Other segment information:						
Capital expenditure	-	93,950	-	8,846		102,796
Amortisation of fair value uplift	-	6,889	-	273	-	7,162
Amortisation and depreciation	-	18,749	25	2,881	-	21,655
Other non-cash expenses	9	819	(987)	1,073	-	914

c) Geographical segments (continued)

30 June 2005	Bermuda	South Africa	Australia	Zimbabwe	Eliminations	Consolidated
External sales	-	160,859	-	49,266	-	210,125
External other revenues	4,210	6,841	1,061	88	2	12,202
Intersegment revenues	8,164	-	492	-	(8,656)	-
Segment revenue	12,374	167,700	1,553	49,354	(8,654)	222,327
Segment result	1,624	7,212	1,399	15,751	2,076	28,062
Income tax expense						(3,446)
Profit after tax						24,616
Minority Interest						(3,666)
Net Profit						20,950
Segment assets	46,531	411,806	19,815	67,412	-	545,564
Segment liabilities	25,225	234,329	127	10,322	-	270,003
Other segment information:						
Capital expenditure	-	79,557	3	7,599	-	87,159
Amortisation of fair value uplift	-	6,488	-	257	-	6,745
Amortisation and depreciation	-	17,421	30	2,308	-	19,759
Other non-cash expenses	55	(1,029)	1,346	112	-	484

(d) Business segments

30 June 2006	Mining and Exploration	Corporate and Investment	Consolidated
Segment revenue	417,428	9,141	426,569
Segment assets	624,165	86,030	710,195
Capital expenditure	102,796	-	102,796
30 June 2005			
Segment revenue	210,125	12,202	222,327
Segment assets	479,218	66,346	545,564
Capital expenditure	87,156	3	87,159

	2006 $'000	2005 $'000
7. Revenue and Expenses		
Revenue		
Sale of mine products	417,428	210,125
Foreign exchange gain on sales	13,228	2,797
	430,656	**212,922**
Other income		
Gain on sale of mine properties	-	296
Gain on sale of investments	-	4,164
Interest income	8,256	6,655
Other	885	1,087
	9,141	**12,202**
Cost of sales		
Amortisation and depreciation	21,655	19,729
Cost of production	199,543	153,753
Royalties	1,841	1,424
	223,039	**174,906**
Administrative costs		
Advertising and promotion	207	715
Audit, tax and accounting	137	217
Consulting fees	2,569	1,493
Directors' fees	583	308
Depreciation of plant and equipment	25	30
Share based payments	252	-
Legal fees	656	208
Printing and stationery	26	76
Rental on operating leases	110	66
Subscriptions and conferences	201	25
Telephone and facsimile	87	103
Travel	686	400
Wages, salaries and employee benefits	1,935	1,804
Other	578	561
	8,052	**6,006**
Other operating costs		
Foreign exchange (gain)/loss	(913)	(484)
	(913)	**(484)**
Finance costs		
Interest and borrowing costs	8,668	7,978
Accretion of mine-site rehabilitation liability	1,715	1,911
	10,383	**9,889**
Staff costs		
Salaries and wages	7,016	8,927
Provisions for employee entitlements	546	378
Superannuation	463	233
Share based payments	252	-
	8,277	**9,538**

	2006 $'000	2005 $'000
Depreciation and amortisation included in consolidated income statement		
Depreciation	10,365	10,609
Amortisation of fair value uplift on mining assets	7,162	6,745
Amortisation of original cost of mining assets	11,290	9,150
	28,817	**26,504**

8. **Income Tax**

	2006	2005
Major component of tax expense for the year:		
Current tax	26,098	3,430
Deferred tax	24,973	16
Income tax expense before minority interest	**51,071**	**3,446**

As a Bermudan corporation, Aquarius has no tax liability under that jurisdiction with respect to income derived. Certain of its foreign derived income is subject to applicable tax in the countries from which such income is derived.

The group's effective tax rate in 2006 was 26.6% (2005: 12.3%). A reconciliation of income tax expense applicable to profit from operating activities before income tax at the statutory income tax rate to income tax expense at the group's effective income tax rate at years end is as follows:

	2006	2005
Profit from ordinary activities before income tax	192,074	28,062
At the South African income tax rate of 29% (2005:29%)	55,701	8,138
Lower Zimbabwe income tax rate of 15%	(2,975)	(1,856)
Lower Mauritius income tax rate of 15%	(33)	525
Change in deferred tax balance due to change in Zimbabwe tax rate from 20% to 15%	-	(442)
Change in deferred tax balance due to change in South African tax rate from 30% to 29%	-	(893)
Profits of parent company not subject to taxation	(2,194)	(131)
Foreign exchange adjustments	600	(1,771)
Unrecognised tax losses	149	(554)
Income not assessable	(933)	-
Capital profit not assessable for income tax purposes	-	85
Expenditure not allowable for income tax purposes	1,140	464
Withholding tax on dividends and technical fees received	1,397	(156)
Under/(over) provision from prior year	(1,781)	37
At effective income tax rate of 26.6% (2005 12.3%)	**51,071**	**3,446**

	2006	2005
Current tax liabilities		
Tax payable	**2,209**	**9,612**

	2006 $'000	2005 $'000
Deferred tax liabilities		
Capital allowances	50,636	28,611
Fair value uplift on mining assets	22,909	24,915
Mine closure costs	7,586	6,646
Provision for mine site rehabilitation	(9,360)	(6,703)
Prepayments	25	63
Other	1,515	257
Deferred tax liability	**73,311**	**53,789**

	2006 $'000	2005 $'000
Reconciliation of movement in deferred tax liabilities to tax expense		
Balance of deferred tax liabilities at beginning of year	53,789	56,917
Foreign exchange revaluation of deferred tax liabilities	(5,451)	(3,144)
Deferred tax expense	24,973	16
Deferred tax liability	**73,311**	**53,789**

At 30 June 2006, the potential benefit of tax losses of a foreign subsidiary amounting to $5.8m (2005: $6.0m) has not been brought to account in these financial statements, as it is not probable that the benefit will flow to that entity.

9. Earnings Per Share

	2006	2005
a) Basic earnings per share - cents per share	100.87	25.32
Basic earnings per share is calculated by dividing the net profit for the year attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.		
b) Diluted earnings per share - cents per share	99.12	25.17
Diluted earnings per share is calculated by dividing the net profit attributable to ordinary shareholders by the weighted average number of shares outstanding during the year (after adjusting for the effects of dilutive options).		
(c) Reconciliations		
Net profit used in calculating basic and diluted earnings per share	85,630	20,950

	Number of shares	**Number of shares**
Weighted average number of shares used in the calculation of basic earnings per share	84,891,630	82,753,892
<u>Effect of dilutive securities</u>		
Share options	1,500,319	485,892
Adjusted weighted average number of shares used in the calculation of diluted earnings per share	**86,391,949**	**83,239,784**

10. Dividend Proposed or Declared

A final dividend of 18 cents per common share was declared for the current year (2005: $0.05) on 10 August 2006. The dividend has not been recognised as a liability in the consolidated financial statements at 30 June 2006.

Total dividends paid during the 2006 financial year amounted to $9,177,850. This consisted of a final 2005 dividend paid during October 2005 of $4,145,656 ($0.05 per share) and an interim dividend paid during March 2006 of $5,032,194 ($0.06 per share).

Total dividends paid during the 2005 financial year amounted to $4,965,234. This consisted of a final 2004 dividend paid during October 2004 of $2,482,617 ($0.03 per share) and an interim dividend paid during March 2005 of $2,482,617 ($0.03 per share).

	2006 $'000	2005 $'000
11. Receivables – Non Current		
Amount due from joint venture participant for share of mine site closure costs	**6,590**	-

Based on the first and second Notarial Pooling and Sharing agreements (PSA's) with Anglo Platinum, AQPSA holds a contractual right to recover 50% of the rehabilitation liability relating to environmental rehabilitation resulting from PSA operations from Rustenburg Platinum Mines Limited (RPM), where this rehabilitation relates to property owned by AQPSA. Likewise RPM holds a contractual right to recover 50% of the rehabilitation liability relating to environmental rehabilitation resulting from PSA operations from AQPSA, where the rehabilitation relates to property owned by RPM. Refer also Note 21 (b).

12. Available for Sale Investments – Non Current

	2006	2005
Shares in other corporations	**404**	437

Available for sale financial assets consist of investments in ordinary shares and therefore have no fixed maturity date or coupon rate.

13. Property, Plant and Equipment

	Land & Buildings	Plant & Equipment	Plant & Equipment Under Lease	Total
30 June 2006				
Beginning carrying value	2,861	134,930	28	137,819
Additions	1,872	22,436	5,087	29,395
Disposals	-	-	-	-
Depreciation	(261)	(10,098)	(6)	(10,365)
Transfers from mining assets	5,388	58,088	-	63,476
Net exchange differences	(10)	(13,099)	(590)	(13,699)
Closing carrying value	**9,850**	**192,257**	**4,519**	**206,626**
At cost	10,600	226,479	4,543	241,622
Accumulated depreciation	(750)	(34,222)	(24)	(34,996)
Closing carrying value	**9,850**	**192,257**	**4,519**	**206,626**
30 June 2005				
Beginning carrying value	3,607	117,688	37	121,332
Additions	-	37,319	-	37,319
Disposals	-	-	-	-
Depreciation	(143)	(10,457)	(9)	(10,609)
Transfers to mining assets	(594)	(2,170)	-	(2,764)
Net exchange differences	(9)	(7,450)	-	(7,459)
Closing carrying value	**2,861**	**134,930**	**28**	**137,819**
At cost	3,355	161,870	46	165,271
Accumulated depreciation	(494)	(26,940)	(18)	(27,452)
Closing carrying value	**2,861**	**134,930**	**28**	**137,819**

Property, plant and equipment owned by AQP(SA) carried at $157.2m serves as security for an interest bearing loan to Rand Merchant Bank Limited as described further in Note 22.

14. Mining Assets

	2006 $'000	**2005** $'000
Comprising deferred exploration and evaluation costs, mine development costs and mineral properties as follows:		
Mining tenements	157,104	158,415
Accumulated amortisation	(39,556)	(32,288)
	117,548	126,127
Development costs	126,450	138,382
Accumulated amortisation	(23,386)	(17,106)
	103,064	121,276
Closure costs	26,989	23,647
	247,601	**271,050**

	2006 $'000	2005 $'000
Reconciliation of mining assets:		
Opening balance	271,050	235,309
Additions/expenditure incurred during the year	73,401	49,840
Provision for rehabilitation provision increment	8,222	9,747
Amortisation and depreciation charges	(18,452)	(15,895)
Transfers (to)/from property, plant & equipment	(63,476)	2,764
Net exchange differences	(23,144)	(10,715)
Closing balance	**247,601**	**271,050**

In accordance with the Group's policy on mining assets, the directors have reviewed the carrying value of mineral exploration tenements as at 30 June 2006. The value of the mineral exploration tenements is carried forward as an asset provided the rights to tenure of the area of interest is current and either:

- the exploration and evaluation activities are expected to be recouped through successful development and exploitation of the area of interest or, alternatively, by its sale; or

- exploration and evaluation activities in the area of interest have not at the reporting date reached a stage, which permits a reasonable assessment of the existence, or otherwise of economically recoverable reserves, and active and significant operations in, or relating to, the area of interest are continuing.

AQP(SA) has established an Environmental Rehabilitation Trust into which the Company makes annual contributions in order to provide for its obligations in respect of environmental rehabilitation. Refer Note 23. AQP(SA) also contributes to the Rustenburg Platinum Mines Rehabilitation Trust in order to provide for the obligations in respect of environmental rehabilitation for part of the obligation incurred in the Notarial Pooling and Sharing Agreement.

15. Interest in Joint Ventures

The group has the following interest in joint ventures:

- a 50% interest in two joint ventures each referred to as the "Notarial Pooling & Sharing Agreements". The principal activities of the joint ventures is to extend the Kroondal mine over the boundary of the properties covering the Kroondal mine and expand the Marikana mine operations through mineral rights contributed by Anglo Platinum through its subsidiary, Rustenburg Platinum Mines Ltd.

- a 50% interest in Mimosa Investments Limited, which owns and operates the Mimosa mine and a 50% interest in a joint venture know as the "Chrome Tailings Retreatment Project".

The group's share of the assets, liabilities, revenue and expenses of the joint ventures which are included in the consolidated financial statements, are as follows:

	2006 $'000	2005 $'000
Current assets	196,920	60,297
Non current assets	211,219	90,098
	408,139	150,395
Current liabilities	(33,732)	(16,892)
Non current liabilities	(10,637)	(2,726)
	363,770	130,777
Revenue	414,180	152,497
Cost of sales	(183,531)	(91,209)
Administration and other expenses	1,722	(736)
Interest received	2,516	308
Interest expense	(1,090)	(2,728)
Profit before income tax	233,797	58,132
Income tax expense	(5,324)	(943)
Net profit	**228,473**	**57,189**

16. Cash

Cash at bank	134,351	48,894
Short term deposits	28,074	26,357
	162,425	**75,251**

The interest rate earned from cash at bank and short-term deposits ranged from 4.5% to 6.5% per annum. Short term deposits have maturity dates of three months or less.

17. Trade and Other Receivables

Trade receivables	64,429	33,327
Other receivables	2,292	11,368
	66,721	**44,695**

Trade receivables have been reduced by an amount of:

- $65.786m (2005: $32.311m) relating to the pre-financing by Implats of delivered PGM concentrates. This amount is subject to interest at the London Inter-Bank Offered Rate (LIBOR) plus 1%. It is repayable in 3 instalments during July, August and September 2006.
- $26.741m (2005: $8.412m) relating to the pre-financing by Rustenburg Platinum Mines Limited of delivered PGM concentrates. This amount is subject to interest at the Johannesburg Interbank Acceptance Rate (JIBAR) plus 2.75%. It is repayable in 3 instalments during July, August and September 2006.

18. Available for Sale Investments – Current

Shares quoted on prescribed stock exchange	4	3
	4	**3**

Available for sale financial assets consist of investments in ordinary shares and therefore have no fixed maturity date or coupon rate.

	2006	2005
	$'000	$'000

19. Inventories

	2006 $'000	2005 $'000
Ore stockpiled at cost	4,099	4,141
PGM concentrates at cost	2,293	2,118
Consumables at cost	13,431	10,049
	19,823	**16,308**

20. Other Current Assets

	2006 $'000	2005 $'000
Other	1	1
	1	**1**

21. Payables (Non-Current)

	2006 $'000	2005 $'000
Loans – other corporations (unsecured) (a)	128,843	140,141
Amount due to joint venture participant in respect of mine closure costs (b)	1,261	-
	130,104	**140,141**

(a) Loans – other corporations refers to non-interest bearing shareholder loans in AQP(SA) totalling ZAR 936,702,193 (2005: ZAR 936,702,193). The loans are denominated and repayable in ZAR and have no fixed terms of repayment. These loans, together with the interest bearing shareholder loan to Savcon referred to at Note 22(a) rank pari passu with the other shareholder loans and are subordinate to the Rand Merchant Bank Limited loan referred to at Note 22(a).

(b) Based on the first and second Notarial Pooling and Sharing agreements (PSA) with Anglo Platinum, AQP(SA) holds a contractual right to recover 50% of the rehabilitation liability relating to environmental rehabilitation resulting from PSA operations from Rustenburg Platinum Mines Limited (RPM), where this rehabilitation relates to property owned by AQP(SA). Likewise RPM holds a contractual right to recover 50% of the rehabilitation liability relating to environmental rehabilitation resulting from PSA operations from AQP(SA), where the rehabilitation relates to property owned by RPM. Refer also Note 11.

22. Interest-Bearing Liabilities (Non-Current)

	2006 $'000	2005 $'000
ZAR loan facility (a)	6,709	381
USD loan facility (a)	19,515	-
Loan – other corporation (unsecured) (b)	13,755	14,961
Other secured loans (c)	346	695
Finance lease liabilities	5,047	30
	45,372	**16,067**
Total facility available:		
Rand Merchant Bank loan facility	61,897	44,649
	61,897	**44,649**
Unused facility available:		
Rand Merchant Bank loan facility	35,673	44,268
	35,673	**44,268**

(a) The loans from Rand Merchant Bank Limited bear interest and are secured as follows:

- Interest is incurred at 190 basis points over Johannesburg Interbank Acceptance Rate (JIBAR) and London Inter-Bank Offered Rate (LIBOR) for the Rand and US Dollar tranches respectively. Interest is paid on a quarterly basis.
- The loan is secured by a first ranking fixed and floating charge over all assets of the company. AQP has also provided a guarantee limited to its shareholding in AQP(SA) as security.
- The loan from Rand Merchant Bank Limited is a revolving credit facility comprising a ZAR450 million loan facility, a R200 million standby facility, and a R50 million guarantee facility. The facility can be reapportioned semi—annually between Rand and US dollars subject to at least 25% of the facility being denominated in ZAR. The total available facility reduces equally over twelve instalments bi-annually commencing 30 June 2006. Loan repayments are only required to the extent that the amount drawn exceeds the available facility.

(b) Loan – other corporation reflected above is the non-current interest bearing portion of an AQP(SA) shareholder loan totalling ZAR100,000,000 payable to Savannah Resources (Pty) Limited. The loan is subject to interest at the rate of 12.745%. The interest will be paid on a six monthly basis in December and June of each year. The loan is unsecured with no fixed terms of repayment. The interest bearing and interest free loans (referred to at Note 21(a)) rank pari passu with the other shareholder loans and are subordinate to the Rand Merchant Bank Limited loan

(c) Other secured loan of ZAR2,450,203 (2005: 2,573,416) is payable to the Land and Agricultural Bank of South Africa by a subsidiary, TKO Investment Holdings Ltd. The loan bears interest at 9.5% and is repayable in annual instalments of ZAR376,734 on 15 June each year. The loan is secured by a first mortgage bond on all the fixed properties amounting to ZAR2,450,203 within the TKO group and cross guarantees between all the companies in the TKO group.

(d) Finance lease obligations are capitalised at an effective interest rate of LIBOR plus 2% with a lease term of between 12 and 48 months.

	2006 $'000	2005 $'000
23. Provisions (Non-Current)		
Provision for mine site rehabilitation	32,057	24,526
Employee entitlements	51	-
	32,108	**24,526**
Movement in provision:		
Balance at beginning of the year	24,526	18,030
Additional provision for employee entitlements	52	-
Additional mine site closure costs provided	7,678	5,602
Interest adjustment due to accretion in mine-site rehabilitation liability	1,715	1,911
Net exchange differences	(1,863)	(1,017)
Balance at end of year	**32,108**	**24,526**

The mines for which the provision has been raised are expected to have remaining mine lives in the range of 13 to beyond 30 years.

Provision for mine site rehabilitation

The provision for rehabilitation represents the cost of restoring site damage following initial disturbance. Increases in the provision are capitalised to deferred mining assets to the extent that the future benefits will arise. Cost incurred that related to an existing condition caused by past operations and do not have a future economic benefit are expensed.

Provision for employee entitlements

The provision for employee entitlements represents accrued employee leave entitlements.

	2006 $'000	2005 $'000
24. Trade and Other Payables (Current)		
Trade payables	31,722	23,598
Amounts owing to former shareholders	9	9
Other payables – other corporations	1,121	1,919
	32,852	**25,526**

Trade and other payables are predominantly denominated and repayable in ZAR and USD and located in South Africa and Zimbabwe.

	2006 $'000	2005 $'000
25. Interest Bearing Liabilities (Current)		
Lease liabilities	29	12
ZAR loan facility	-	-
Loans – other corporations (unsecured)	-	-
	29	**12**

	2006 $'000	2005 $'000
26. Provisions (Current)		
Provision for employee entitlements	**373**	**330**
Movement in provision:		
Balance at beginning of the year	330	287
Additional provision	64	57
Net exchange differences	(21)	(14)
Balance at end of year	**373**	**330**

Provision for employee entitlements

The provision for employee entitlements represents accrued employee leave entitlements.

	2006 $'000	2005 $'000
27. Issued Capital		
a) Authorised capital		
530,000,000 (2005: 530,000,000) common shares with a par value of $0.15 each	79,500	79,500
5 (2005: 5) "A" class shares with a par value of $2,400 each	12	12
50,000,000 (2005: 50,000,000) preference shares with a par value of $0.15 each	7,500	7,500
	87,012	**87,012**
b) Issued capital		
84,348,225 (2005: 82,753,892) common shares of $0.15 each fully paid	**12,652**	**12,413**
Movement in issued capital:		
Balance at beginning of year (82,753,892 common shares)	12,413	12,413
Issued on exercise of share options (1,594,333 common shares)	239	-
Balance at end of year (84,348,225 common shares)	**12,652**	**12,413**

Terms and Conditions of Issued Capital

Common shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

Preference shares, when issued, have rights and restrictions attaching to them as determined by the Board, in accordance with the Bye-Laws of the Company.

Options

For information regarding the Company's Option Plans, refer Note 33.

Black Economic Empowerment (BEE) Transaction

South Africa

The BEE transaction announced to shareholders on 26th July 2004 and approved by shareholders in Special General Meeting on 11th October 2004 was formally executed with the receipt of ZAR860 million in cash by the Aquarius Group on the 29th October 2004.

The transaction has two key components, the first of which is complete.

The first step saw the BEE consortium, led by Savannah Resources (Pty) Limited (Savcon), subscribe for a 29.5% shareholding in the enlarged share capital of AQP(SA) as follows:

- Savcon were issued with 400 shares in AQP(SA) for cash of $38,192,616 (ZAR234,544,678) and shareholder loans of $97,439,401 (R598,385,104). The terms and conditions of the loans are as follows:

  I. a loan of ZAR498,385,104 that is unsecured, subordinated to AQP(SA)'s third party debt, is interest free, has no fixed terms of repayment and ranks pari passu with the other shareholder loans; and

  II. a loan of ZAR100,000,000 that is unsecured, subordinated to AQP(SA)'s third party debt, bears interest at a rate of 12.745% per annum, has no fixed terms of repayment and ranks pari passu with the other shareholder loans.

- Aquarius also agreed to sell 13 AQP(SA) shares to Savcon for $4,445,028 (ZAR27,070,218).

Concurrently Impala Platinum Holdings Limited (Impala) acquired an additional holding in AQP(SA) from Aquarius to increase their shareholding to 20% in AQP(SA) following the dilution resulting from the issue of the new shares in AQP(SA) to the BEE consortium. Aquarius agreed to sell 30 AQP(SA) shares to Impala for $11,471,938 (ZAR71,500,000). This was settled by the cession of ZAR71,500,000 of interest bearing loan account to Aquarius.

At this time, the shareholdings in AQP(SA) are as follows:

- 50.5% interest by Aquarius;
- 29.5% by the Savcon; and
- 20% held by Impala.

The second step of the transaction will in time and subject to the conditions detailed in the notice of meeting to shareholders dated 17th September 2004, see Savcon sell its 29.5% holding in AQP(SA) along with cession of all of their claims in respect of the above loans in exchange for 24,599,542 new Aquarius shares.

Following this exchange, Aquarius will hold 80% of AQP(SA) and Savcon constituent members will hold approximately 23% of the enlarged share capital of Aquarius.

If the final component of the transaction were not to proceed, the ownership structure of AQP(SA) as detailed above would remain unchanged.

Zimbabwe

The Company announced on 6 October 2004 that it had been made aware that the Government of Zimbabwe's Ministry of Mines has released proposed draft regulations for the discussion with the industry that include proposed indigenous ownership levels for mines in Zimbabwe. These proposals include 20% indigenous ownership within 2 years, 25% indigenous ownership within 7 years and 30% indigenous ownership within 10 years of the approval of the regulations. Subsequent to this announcement the Government revised the draft regulations proposing up to 50% indigenous ownership. The Company as well as the Chamber of Mines in Zimbabwe has made representations to the Government with a view to arriving at mutually acceptable indigenous ownership levels. No decision has been reached to date. The Company, subject to funding availability, views the proposals as achievable.

	2006 $'000	2005 $'000

28. Reserves

	2006 $'000	2005 $'000
Share premium reserve	143,621	136,669
Foreign exchange reserve	(6,476)	7,469
Equity benefits reserve	(56)	(2,928)
Equity reserve	10,564	10,564
	147,653	**151,774**

Movement in reserves:

a) Share premium reserve

	2006	2005
Balance at beginning of year	136,669	136,669
Premium on common shares issued on exercise of share options	6,952	-
Balance at end of year	**143,621**	**136,669**

The share premium reserve is used to record the premium arising on the issue of shares calculated as the difference between the issue price and the par value of $0.15 per share.

b) Foreign currency translation reserve

	2006	2005
Balance at beginning of year	7,469	13,077
Gain/(loss) on translation of foreign subsidiaries	(13,945)	(5,608)
Balance at end of year	**(6,476)**	**7,469**

The foreign currency translation reserve is used to record currency differences arising from the translation of the financial statements of foreign operations

c) Equity benefits reserve

	2006	2005
Balance at beginning of year	(2,928)	(4,627)
Value of equity benefits granted to employees	252	-
Repayment of employee share plan loans	2,620	1,699
Balance at end of year	**(56)**	**(2,928)**

The equity benefits reserve is used to record the value of equity benefits granted to employees and the value of shares reserved under the share plan.

d) Equity reserve

	2006	2005
Balance at beginning of year	10,564	-
Deferred equity settlement	-	10,564
Balance at end of year	**10,564**	**10,564**

The equity reserve is used to record gains and losses associated with transactions with minority shareholders where the Group maintains control of the subsidiary.

29. Retained Earnings

	2006	2005
Balance at beginning of the year	78,801	62,816
Final dividend paid	(4,146)	(2,482)
Interim dividend paid	(5,031)	(2,483)
Net profit for the year	85,630	20,950
Balance at end of year	**155,254**	**78,801**

	2006	2005
	$'000	$'000

30. Minority Interest

Reconciliation of outside equity interests in subsidiaries:

	2006	2005
Balance at beginning of the year	32,573	9,222
Share in post acquisition equity movements of AQP(SA)	45,705	23,351
Balance at end of year	**78,278**	**32,573**
Minority interest comprises:		
Issued capital	-	-
Reserves	8,302	17,969
Retained earnings	69,976	14,604
	78,278	**32,573**

Minority interest relates to a 49.5% (2005: 49.5%) interest in Aquarius Platinum (South Africa) Pty Limited and its subsidiaries.

31. Contingent Liabilities

AQP(SA) resiled from the mining contract with Moolman Mining during December 2005 on the basis of a misrepresentation on the part of Moolman Mining when the mining contract was originally concluded. This misrepresentation became apparent to AQP(SA) after the audit, conducted by KPMG during October 2005, into the rise and fall formula applied in the mining contract.

In the notice of rescission, AQP(SA) advised Moolman Mining that AQP(SA) would institute a damages claim in an amount of ZAR963,775,098. This was served on Grinaker LTA on 18 April 2006. Moolman Mining has indicated their intent to defend the action by serving the applicable notice in law.

Moolman Mining initiated arbitration before AQP(SA) resiled from the mining contract. AQP(SA) launched an application to stay these proceedings. This application was served on Moolman Mining on 15 May 2006 with them having in return, served notice of their intention to oppose the same.

32. Expenditure Commitments

a) Operating lease (non cancellable)

	2006	2005
Not later than 1 year	68	55
Later than 1 year but not later than 5 years	137	41
	205	**96**

b) Finance Lease commitments

	2006	2005
Not later than 1 year	2,450	15
Later than 1 year but not later than 5 years	2,955	31
Total minimum, lease payments	5,405	46
less future finance charges	(329)	(4)
Present value of minimum lease payments	**5,076**	**42**
Disclosed in the consolidated accounts as:		
Current interest bearing liability (Note 25)	29	12
Non-current interest bearing liability (Note 22)	5,047	30
	5,076	**42**

	2006 $'000	2005 $'000
Expenditure Commitments (continued)		
c) Capital expenditure (non cancellable)	70,364	132,447

These commitments represent contractual commitments relating to development activities at the Everest, Marikana and Kroondal projects and include AQP(SA)'s share of capital expenditure associated with the capital development of those mines.

d) Other commitments

Precious metal claims held under Deed of Transfer of Claim Licences (8/98) are subject to the payment to a third party of one US Dollar per metric tonne of platinum group metals ore removed from the claim areas that in the purchaser's sole discretion is suitable for economic processing by the purchaser.

33. Share Based Payment Plans

Directors' and Employees' Share and Option Plans

Aquarius has a Share Plan and an Option Plan ("Plans") for directors and employees. The Remuneration Committee administers the Company's Plans, which were established pursuant to a resolution passed at the Annual General Meeting of Aquarius held on 3 December 2001. Participation in the Plans will be at the discretion of the remuneration committee, having regard to:

a) the seniority of the participant and the position the participant occupies with the company or subsidiary;
b) the length of service of the participant with the company or subsidiary;
c) the record of employment of the participant with the company or subsidiary;
d) the potential contribution of the participant to the growth and profitability of the company or subsidiary; and
e) any other matters which the committee considers relevant.

Option Plan

Options granted under the Option Plan may not be transferred without written approval from the Board of Directors. Each option entitles the holder to one fully paid common share, which ranks equally in all respects with other shares on issue. The option exercise price approximates the fair value of the shares at the date of offer, being the average of the last sold prices on the LSE in the five dealing days prior to the offer date. No person entitled to exercise options has any right by virtue of the option to participate in any share issue of the company or any related body corporate. Information with respect to the number of options granted under the Option Plan is as follows:

Options	Number of Options: Balance at beginning of year	Granted	Forfeited	Exercised	Balance at end of year
Exercise price of £2.50, granted 24 October 2001, expiring 24 October 2011 (a) (i)	1,615,000	-	-	1,516,000 (iv)	99,000
Exercise price of £3.32, granted 21 November 2003, expiring 21 November 2013 (a) (i)	380,000	-	-	78,333 (v)	301,667
Exercise price of £2.54, granted 11 June 2004, expiring 11 June 2011 (a) (ii)	1,093,967	-	-	-	1,093,967
Exercise price of £2.54, granted 11 October 2004, expiring 11 October 2011 (a) (ii)	209,865	-	-	-	209,865
Exercise price of £2.92, granted 20 October 2004, expiring 20 October 2011 (a) (iii)	495,794	-	16,189	-	479,605
Exercise price of £3.32, granted 2 August 2005, expiring 2 August 2012 (b) (ii)	-	78,965 (vi)	-	-	78,965
Exercise price of £7.01, granted 26 May 2006, expiring 26 May 2013 (b) (ii)	-	80,036 (vii)	-	-	80,036
Total	3,794,626	159,001	16,189	1,594,333	2,343,105
Options Exercisable	1,741,667				300,111

(a) Options vested on grant date

(b) Options vested in accordance with Note (ii) below.

(i) Options granted under the Option Plan are exercisable on the following terms:

a) After 12 months have lapsed from the acceptance date, in respect of not more than one-third of the total number of those options;

b) After 24 months have lapsed from the acceptance date, in respect of not more than two-thirds of the total number of those options; and

c) After 36 months have lapsed from the acceptance date, in respect of the balance of those options.

(ii) Options granted under the Option Plan are exercisable on the following terms:

a) After 36 months have lapsed from the acceptance date, in respect of not more than one-third of the total number of those options;

b) After 48 months have lapsed from the acceptance date, in respect of not more than two-thirds of the total number of those options; and

c) After 60 months have lapsed from the acceptance date, in respect of the balance of those options.

(iii) Options granted under the Option Plan are exercisable on the following terms:

a) After 30 months have lapsed from the date of grant, in respect of not more than one-third of the total number of those options;

b) After 42 months have lapsed from the date of grant, in respect of not more than two-thirds of the total number of those options; and

c) After 54 months have lapsed from the date of grant, in respect of the balance of those options.

(iv) The weighted average share price at the date of exercise for the options exercised is £7.05

(v) The weighted average share price at the date of exercise for the options exercised is £8.03

(vi) Options granted have been valued at £1.09 per option using a Black & Scholes option-pricing model which utilised the following variables: option exercise price - £3.32, dividend yield – 1.1%, expected volatility of share price - 38%, risk free rate - 4.33% and the time to maturity of the option - 7 years.

(vii) Options granted have been valued at £3.67 per option using a Black & Scholes option-pricing model which utilised the following variables: option exercise price - £7.01, dividend yield – 0.91%, expected volatility of share price - 42%, risk free rate - 4.65% and the time to maturity of the option - 7 years.

Share Plan

Shares issued under the Share Plan may not be transferred without written approval from the Board of Directors. The shares are unlisted and the company retains control of the shares until they are exercised.

Shares are issued at fair value, which is determined as the average of the last sold prices on the LSE in the five dealing days prior to the offer date. The shares issued are common shares, which carry one vote per share without restriction and an entitlement to dividends. The purchase of shares is funded by an interest-free loan, which is repayable on or before five years after the shares have been issued. The amount repayable is the lesser of the issue price of the shares and the last sale price of the shares at the repayment date. Dividends payable on shares issued under the Share Plan are offset against the value of any loans receivable.

Information with respect to the number of shares granted under the employee Share Plan is as follows:

	2006		2005	
Shares	**Number of shares**	**Weighted average exercise price**	**Number of shares**	**Weighted average exercise price**
Balance at beginning of year	630,000	£2.64	1,005,000	£2.59
- granted	-	-	-	-
- forfeited	-	-	-	-
- exercised	(580,000)	£2.58	(375,000)	£2.50
Balance at end of year	50,000	£3.43	630,000	£2.64
Exercisable at beginning of year	630,000	£2.65	495,002	£2.63
Exercisable at end of year	50,000	£3.43	630,000	£2.65

Further information on the terms and conditions of the Share and Option Plans are available on request.

Pensions and Other Post Employment Benefit Plans

Employer entities within the Group participate in defined contribution pension plans for eligible employees in accordance with the applicable laws in their country of domicile. Contributions made by the Group ranged from 8% to 20% of the employees' base salary.

	2006 $'000	2005 $'000
34. Related Party Disclosures		
Compensation of Directors and key management personnel of the group:		
Compensation of Directors:		
Short term benefits	1,983	1597
Post employment pension benefits	34	-
Share based payments	-	-
	2,017	**1,597**
Compensation of key executives:		
Short term benefits	1,356	1,429
Post employment pension benefits	164	115
Share based payments	-	-
	1,520	**1,544**
Total remuneration of Directors and executives of the Company in respect of the financial year	**3,537**	**3,141**

Mr S.A. Murray is entitled to:

- 209,865 options exercisable at £2.54 per share expiring 11 October 2011. The options vest in three even tranches on 11 June 2007, 11 June 2008 and 11 June 2009. These have been valued at £1.17 using a Black & Scholes option-pricing model, which utilised the following variables: option exercise price - £2.54, dividend yield – 1.1%, expected volatility of share price - 38%, risk free rate - 4.81% and the time to maturity of the option - 7 years. The remaining contractual life for the options outstanding is 5.3 years.

- 625,000 options exercisable at £2.50 per share up to 24 October 2011. The options vest evenly on 24 October 2002, 24 October 2003 and 24 October 2004. These have been valued at £1.66 per option using a Black & Scholes option-pricing model which utilised the following variables: option exercise price - £2.50, dividend yield – 1.1%, expected volatility of share price - 61%, risk free rate - 4.73% and the time to maturity of the option - 7 years. During the year the options were exercised, total consideration received by the Group was £1,562,500.

The Top 5 Executives are entitled to:

- 671,396 options exercisable at £2.54 per share up to 11 June 2011. The options vest evenly on 11 June 2007, 11 June 2008 and 11 June 2009. These have been valued at £1.17 per option using a Black & Scholes option-pricing model which utilised the following variables: option exercise price - £2.54, dividend yield – 1.1%, expected volatility of share price - 38%, risk free rate - 4.81% and the time to maturity of the option - 7 years. The remaining contractual life for the options outstanding is 5.0 years.

- 224,926 options exercisable at £2.92 per share up to 20 October 2011. The options vest evenly on 20 October 2007, 20 October 2008 and 20 October 2009. These have been valued at £1.43 per option using a Black & Scholes option-pricing model which utilised the following variables: option exercise price - £2.50, dividend yield – 1.1%, expected volatility of share price - 61%, risk free rate - 4.73% and the time to maturity of the option – 7 years. The remaining contractual life for the options outstanding is 5.3 years.

Controlled Entities

a) Subsidiary Companies

Details of subsidiary companies are as follows:

Name	Country of incorporation	% Equity Interest 2006	2005
Aquarius Platinum (Australia) Limited	Australia	100%	100%
Aquarius Platinum Corporate Services Pty Ltd	Australia	100%	100%
Aquarius Platinum (South Africa) (Pty) Ltd	South Africa	50.5%	50.5%
Kroondal Platinum Mines Limited	South Africa	100%	100%
Malfeb (Pty) Ltd	South Africa	100%	100%
Magaliesburg Properties (Pty) Limited	South Africa	50.5%	50.5%
Aquarius Platinum (SA) Corporate Services (Proprietary) Limited	South Africa	100%	100%
TKO Investment Holdings Ltd	South Africa	50.5%	50.5%
TKO Farming Enterprises (Pty) Limited	South Africa	50.5%	50.5%
TKO Properties (Pty) Limited	South Africa	50.5%	50.5%
Natal Kiwi Orchards (Pty) Limited	South Africa	50.5%	50.5%
SA Kiwifruit Industries (Pty) Limited	South Africa	50.5%	50.5%

b) Jointly Controlled Entities

Details of jointly controlled entities are as follows:

Name	Country of Incorporation	% Equity Interest 2006	2005
ZCE Platinum Limited	Mauritius	50%	50%
Zimasco Platinum Holdings (Private) Limited	Zimbabwe	50%	50%
Mimosa Mining Company (Private) Limited	Zimbabwe	50%	50%

c) Transactions within the Group

During the financial year, unsecured loan advances were made by subsidiaries within the Group and between subsidiaries and the parent entity. Certain such loans carried a discounted rate of interest. Intra-entity loan balances have been eliminated in the financial statements of the Group.

35. Financial Risk Management Objectives and Policies

Exposure to foreign currency, interest rate, commodity price and credit risk arises in the normal course of the group's business. No derivative financial instruments are used to reduce the exposure to fluctuations in foreign exchange rates, interest rates and movements in the metal prices.

The carrying amount of recognised financial instruments approximates their net fair value.

Interest rate risk

The group's exposure to changes in interest rates relates primarily to long-term debt obligations with loans that are subject to floating interest rates. This includes exposure to interest rate cash flow risk as a change in the interest rate will not result in a corresponding change in the borrowings fair value.

Foreign currency risk

The group is exposed to foreign exchange movements on its net investment in foreign subsidiaries and on assets and liabilities held in foreign currencies. As a result, movements in exchange rates can affect the group's balance sheet significantly.

The group also has transactional foreign exchange exposures. Sale of PGM concentrate by AQP(SA) and Mimosa is priced in USD based on the average market price of the month ruling three months after the month of delivery.

Credit risk

Credit risk arising from the inability of a counterparty to meet its obligations under the terms of a contract with the group relates mainly to trade receivables which are settled three months after the month of delivery. The group's maximum exposure to credit risk in the event the counterparty fails to perform its obligations as at 30 June 2006 is the carrying amount of trade receivables in the balance sheet. The group believes that such risk, however, is minimal in view of the credit worthiness of the counterparty.

The group's maximum exposure to credit risk at 30 June 2006 in relation to each class of recognised financial assets is the carrying amount of these assets as indicated in the balance sheet.

Liquidity risk

At year end, twenty eight percent of all of the long and short-term borrowings were due to mature within five years. Short-term flexibility is achieved by re-negotiating the repayment terms of existing borrowings and by having loans which are interest free with no fixed terms of repayment and which make up more than seventy percent of the outstanding borrowings balance.

Commodity price risk

The group is exposed to price risk as a result of changes in the market price of metals.

36. Events After Balance Sheet Date

The directors declared a dividend of $0.18 per share on 10 August 2006. There have been no other events after balance date.

	2006 $'000	2005 $'000
37. Auditor's Remuneration		
Amounts received or due and receivable by Ernst & Young for:		
- an audit or review of the financial report of the company and any other entity in the consolidated group	206	179
- other services in relation to the company and any other entity in the consolidated group	68	113
	274	**292**

In accordance with a resolution of the Board of Directors of Aquarius Platinum Limited, I state that:

In the opinion of the Directors:

a) the financial statements and notes of the consolidated entity:

   I. give a true and fair view of the financial position as at 30 June 2006 and the performance for the year ended on that date of the consolidated entity; and

   II. comply with International Accounting Standards; and

b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

Stuart Murray
Director

28 September 2006

The following information was reflected in the Company's registers and other records as at 6 September 2006.

Distribution of Shareholders

	Ordinary Shares Number of Holders
1 - 1,000	3,213
1,001 - 5,000	755
5,001 - 10,000	199
10,001 - 100,000	192
100,001 - and over	119
TOTAL	4,398

There were 22 holders of ordinary shares holding less than a marketable parcel.

SUBSTANTIAL SHAREHOLDERS

The following shareholders have a substantial shareholding in the Company:

Shareholder	Number of shares Fully paid shares	%
Impala Platinum Holdings Ltd	7,127,276	8.44
Nutraco Nominees Limited	5,252,250	6.22

Voting Rights

Only the shares carry voting rights, which upon a poll are one vote for each share held.

Twenty largest holders of fully paid shares			
Shareholder		No. of shares	%
1	Impala Platinum Holdings Ltd.	7,127,276	8.44
2	Nutraco Nominees Limited	5,252,250	6.22
3	National Nominees Limited	3,305,989	3.91
4	The Bank of New York (Nominees) Limited	2,466,198	2.92
5	ANZ Nominees Limited (Cash Income A/C)	2,168,351	2.57
6	Vidacos Nominees Limited (FGN)	2,097,774	2.48
7	Chase Nominees Limited	2,000,945	2.37
8	HSBC Global Custody Nominee (UK) Limited (357206)	1,990,715	2.36
9	Vidacos Nominees Limited (5437)	1,719,854	2.04
10	J P Morgan Nominees Australia Limited	1,707,635	2.02
11	State Street Nominees Limited (4545)	1,530,132	1.81
12	BNY (OCS) Nominees Limited	1,425,808	1.69
13	State Street Nominees Limited (OM02)	1,374,415	1.63
14	Vidacos Nominees Limited (SL080)	1,290,567	1.53
15	Vidacos Nominees Limited (SL032)	1,207,847	1.43
16	Prudential Client HSBC GIS Nominee (UK) Limited (PAC)	1,157,646	1.37
17	Vidacos Nominees Limited (5435)	1,131,459	1.34
18	Chase Nominees Limited (BGILIFEL)	1,098,250	1.30
19	HSBC Global Custody Nominee (UK) Limited (981685)	1,079,491	1.28
20	Roy Nominees Limited (575002)	1,009,036	1.19
Top 20 Shareholders		**42,141,638**	**49.88**
Other Shareholders		**42,348,259**	**50.12**
Total		**84,489,891**	**100.00**

INCORPORATION AND GENERAL INFORMATION

The Company was incorporated in Bermuda as an exempted company and is subject to Bermudian law.

In Australia, the Company is registered as a foreign company under the Australian Corporations Act (registration no. ARBN 087 577 893). It is not subject to Chapter 6 of the Australian Corporations Act dealing with the acquisition of shares (including substantial shareholdings and takeovers). However, the Company has inserted into its bye-laws some restrictions on the ability to acquire shares in the Company. These sections of the bye-laws reflect the restrictions on acquisitions of shares contained in Parts 6.1 and 6.2 of the Australian Corporations Act. The Company has undertaken to comply with the Listing Rules of the ASX.

Bermuda law does not impose any limitation on the acquisition of securities in the Company.

CORPORATE INFORMATION

The consolidated financial statements for Aquarius for the year ended 30 June 2006 were authorised for issue in accordance with a resolution of the directors on 28 September 2006. Aquarius is a limited company incorporated and registered as an "exempted company" in Bermuda. As an "exempted company", Aquarius is authorised to carry on business outside Bermuda but may not (except in certain circumstances) carry on business within Bermuda.

The consolidated financial statements have been presented using United States Dollars as the reporting and measurement currency. The USD is traded at par with the Bermuda Dollar and accepted as the currency of Bermuda's main industries.

The registered office of Aquarius is located at Clarendon House, 2 Church Street, Hamilton, Bermuda.

During the year, the principal activities of the Aquarius Group, which comprises Aquarius and its consolidated subsidiaries, were exploration, development and acquisition of PGM projects, and mining of PGM.

The Group predominantly operates in two countries and employed 55 employees as of 30 June 2006 (2005: 40).

GLOSSARY OF TERMS

The following definitions apply throughout the annual financial statements:

Aquarius	Aquarius Platinum Limited, the parent entity, a company incorporated in Bermuda with registration number EC 26290
AQP(SA)	Aquarius Platinum (South Africa) (Proprietary) Limited (registration number 2000/000341/07), a company incorporated in the Republic of South Africa and a controlled entity of Aquarius
AQS	Aquarius Platinum (Australia) Limited (A.B.N. 007 870 699), a company incorporated in Australia and a wholly owned subsidiary of Aquarius
ASX	Australian Stock Exchange
AUD	Australian Dollar
GBP	Great British Pound
Implats	Impala Platinum Holdings Limited (registration number 1957/001979/06), a company incorporated in the Republic of South Africa
JSE	JSE Securities Exchange South Africa
KPM	Kroondal Platinum Mines Limited (registration number 77/02213/06), a company incorporated in the Republic of South Africa and a controlled entity of Aquarius
MIL	Mimosa Investments Limited (registration number 26645/6593), a company incorporated in the Republic of Mauritius and a jointly controlled entity of Aquarius and Implats (formerly known as ZCE Platinum Limited)
Mimosa	Mimosa Mining Company (Private) Limited, a company incorporated in Zimbabwe
LSE	London Stock Exchange
PGM	Platinum group metals comprising mainly platinum, palladium, rhodium and gold
P&SA1	Pooling & Sharing Agreement between AQPSA and RPM Ltd on Kroondal
P&SA2	Pooling & Sharing Agreement between AQPSA and RPM Ltd on Marikana
TKO	TKO Investment Holdings Limited, a company incorporated in the Republic of South Africa and a controlled entity of AQP(SA)
USD	United States Dollar
ZAR	South African Rand
ZWD	Zimbabwe Dollar

AQUARIUS
PLATINUM LIMITED

10 October 2006

Aquarius Platinum Limited
("Aquarius" or the "Company")

Notification of interest

Disclosure of Interest in Shares

The Company received notice on 9 October 2006 that AEGON UK plc Group has decreased its notifiable interest in the Company from above 4% to 3.98%. The AEGON UK plc Group now holds 3,366,845 shares in the Company.

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 8 9367 5211

In United Kingdom:
Nick Bias
buckbias Ltd
+ 44 7887 920 530

Alex Buck
buckbias Ltd
+44 7932 740 452

In South Africa:
Stuart Murray
Aquarius Platinum (South Africa) (Pty) Ltd
+27 11 455 2050

Charmane Russell
Russell & Associates
+27 11 880 3924

or visit: **www.aquariusplatinum.com**

Monday, 23rd October 2006

AQUARIUS PLATINUM AGREEMENT WITH BAKGAGA MINING OFFERS OPPORTUNITY TO DEVELOP PROSPECTIVE PLATINUM PROPERTIES IN SOUTH AFRICA

Aquarius Platinum Limited (ASX, LSE & JSE: AQP) through its wholly owned subsidiary Aquarius Platinum (SA) Corporate Services (Pty) Ltd ("ASACS") announces the signing of a Farm-In Agreement with Bakgaga Mining (Pty) Ltd ("Bakgaga") to drill and conduct feasibility work at prospective Platinum Group Metals (PGMs) bearing properties on South Africa's Bushveld.

Bakgaga is the holder of two New Order Prospecting Rights (South African Mineral and Petroleum Resources Development Act 2002) over prospective PGM bearing properties to the west of the existing Lebowa Platinum Mine on the Eastern Limb of the Bushveld Complex in South Africa. The rights held by Bakgaga cover five farms over approximately 3,000 hectares. Based on the position of the projected Merensky and UG2 outcrops as shown by geological mapping, it is estimated that the rights could cover approximately 2,000 hectares each of Merensky and UG2 Reef, the two principal platinum group metal bearing reefs.

Stuart Murray, CEO of Aquarius Platinum, commented "*The agreement with Bakgaga offers Aquarius a "blue sky" opportunity with the potential to increase the Group's resources and reserves significantly. We hope that with the prospective properties being so close to an existing platinum mining operations and the knowledge that there is both Merensky and UG2 reefs, we will be able report back to the market with reports of our progress.*"

Aquarius Platinum Bakgaga Prospecting Areas


Western Limb
Eastern Limb
Northam
Aquarius Platinum and Bakgaga
AQP (Everest)
Brits
Rustenburg
Pretoria
AQP (Kroondal)
AQP (Marikana)
AQP (CTRP)
North

Source: Aquarius Platinum

REGISTERED OFFICE
Aquarius Platinum Limited • Clarendon House • 2 Church Street • Hamilton HMCX Bermuda
Email: info@aquariusplatinum.com
Telephone: +61 8 9367 5211

Farm-In Agreement
In agreement between ASACS and Bakgaga provides that ASACS will offer the necessary technical expertise and funding to assess the extent of mineralisation on the properties and to study the feasibility of a mining project. In return ASACS will be entitled to equity in a new company (NewCo) into which the Bakgaga rights will be transferred. ASACS's equity ownership of new company will increase as the feasibility work progresses.

The project development follows three stages that define ASACS participation and spending

Stage 1: An estimated R2.5 million will be spent by ASACS on a geological study to determine the scope of further study work. This initial study will cover geophysics, limited drilling, analysis and testwork. In addition, ASACS will pay Bakgaga R1.2 million for existing geological information on the prospect. *On completion of the pre-feasibility study ASACS will hold a 25% share in NewCo provided that it agrees to further advance feasibility work.*

Stage 2: ASACS will then fund a more detailed drilling programme and feasibility study, estimated to cost approximately R20 million. *On completion of this work, ASACS will hold 40% of NewCo provided it agrees to progress to a full bankable feasibility on the prospect.*

Stage 3: ASACS will then upgrade the feasibility study to full-bankable status at a cost estimated to be no more than R10 million. *On completion of a bankable feasibility study, ASACS will hold 51% of NewCo and have Board control.*

Shareholder Agreement
Under the terms of the Shareholder's Agreement, the expenditure for feasibility work by ASACS will comprise a loan to NewCo to be repaid if a mine is established. Protection is also established if Bakgaga is unable to fund their share of the project capital, whereby ASACS could fund the shortfall, diluting Bakgaga to a minimum of 26%, with the 26% funded by ASACS on behalf of Bakgaga converting to a loan.

ASACS and Bakgaga will each appoint 3 directors to the Board of NewCo, enjoying voting rights proportioned to shareholdings, with the Chairmanship rotating annually.

The financial exposure to ASACS is limited initially to the cost of the pre-feasibility study, the payment to Bakgaga for geological information and the cost of the two Bakgaga employees for approximately one year, estimated in total at R4.5million (approximately US$ 650,000).

For further information please visit www.aquariusplatinum.com or contact:

In Australia:
Willi Boehm, Aquarius Platinum Corporate Services Pty Ltd
+61 (0)8 9367 5211

In the United Kingdom:
Nick Bias - BuckBias Ltd
nickbias@aquariusplatinum.com
+ 44 (0)7887 920 530

In South Africa:
Stuart Murray, Aquarius Platinum (South Platinum) (Pty) Ltd
+27 (0)11 455 2050

ASX, LSE & JSE

Aquarius Platinum granted new order mining rights for its Kroondal, Marikana and Everest mines

Johannesburg: Aquarius Platinum Limited (ASX, LSE and JSE: AQP) is pleased to announce that the South African Department of Minerals and Energy (DME) has approved its South African subsidiary company's applications for the new order mining rights conversions in respect of all three of its mines: Kroondal, Marikana and Everest.

Speaking in Johannesburg today, Aquarius Platinum CEO Stuart Murray said: "Aquarius Platinum is a pioneer in various aspects of the platinum mining business. We lead the way in the mining of smaller-scale deposits; we have taken down the farm fences between properties to ensure that mineral extraction can be optimised with our neighbours.

"Also, we have demonstrated that black economic empowerment (BEE) can enhance our business: our BEE partner, the Savannah Consortium, in acquiring an interest in Aquarius Platinum South Africa, provided the funds to finance the development of our new Everest Mine.

"We approached our Social and Labour Plans and conversion applications in the same manner in which we approach our mining operations – with enthusiasm, initiative and an intention to make them work. We are grateful for the support and guidance of the DME during this process.

"From a shareholder point of view, these conversions reinforce our long-term presence and commitment to South Africa."

Zwelakhe Sisulu, Chairperson of the Savannah Consortium, said: "This milestone represents an expression of confidence in the Company's ability to meet its obligations in terms of South Africa's mining legislation. Aquarius is ahead of the pack in terms of black equity ownership and has already embarked upon comprehensive programmes for gender empowerment, community and worker involvement, welfare, and priority skills development as well as rural development.

"We applaud the DME for charting a path that, despite its early detractors, is proving a valuable tool in effectively leveraging rights to exploit natural resources for the benefit of the mining sector and in the interests of socio-economic transformation.

"Mining companies like us will continue to rely on the DME to ensure that the country's laws and regulations, including the financial and fiscal regime, promote growth and protect empowerment participation."

The Minister of Minerals and Energy, Ms Buyelwa Sonjica, said: "The successful conversions by Aquarius are further testament to what can be achieved when government and industry join hands in the quest to better the lives of our people.

"I believe that as more companies within the industry embrace and implement the requirements of the Minerals and Petroleum Resources Development Act (the MPRDA), we will see the fruits thereof and our economy will continue to prosper.

"It is essential to understand that as prosperity comes, it needs to impact on the second economy and the lives of the poorest of the poor. This is to ensure that we can jealously guard the gains of our new democracy. Economic prosperity without social development is a recipe for disaster.

"We as government are encouraged by companies such as Aquarius that take up the challenge of the MPRDA and make sure that the requirements regarding the social and labour plans are also met. I therefore encourage industry to continue its efforts in this regard."

For further information, please visit www.aquariusplatinum.com or contact:

In Australia:
Willi Boehm – Aquarius Platinum Corporate Services Pty Ltd
+ 61 (0)8 9367 5211

In the United Kingdom:
Nick Bias – BuckBias Ltd
+ 44 (0)7887 920 530

In South Africa:
Charmane Russell – Russell & Associates
+ 27 (0)11 880 3924 / + 27 82(0) 372 5816

Aquarius Platinum:
ASX, LSE & JSE: AQP
ISIN CODE: BMG0440M1029



AQUARIUS PLATINUM ENJOYS CONTINUED PRODUCTION AND EARNINGS GROWTH; CELEBRATES THE AWARD OF NEW ORDER MINING RIGHTS FOR ITS SOUTH AFRCAN MINES

Highlights of the Quarter
- Group attributable production increased 8% quarter-on-quarter to a new record of 140,227 PGM ounces
- Group net profit for the quarter increased 365% compared to the quarter ending September 2005
- Mining rights converted to 'new order' rights at Kroondal, Marikana and Everest

Quarterly Financial Highlights
- Comparable net quarterly profit up 365% to $45.9 million (US 54.4 cents per share)
- Cash profit up 218% to $56.2 million (US 66.5 cents per share)
- Group consolidated cash position rose by $68 million since June 2006 to $230.4 million

P&SA1 at Kroondal
- New production record at 121,713 PGM ounces (Aquarius attributable: 60,856 PGM ounces)
- Primary development ongoing to further improve face availability and mining flexibility
- Gross cash margin steady at 65%
- Reef intersected at new K5 Shaft ahead of schedule

P&SA2 at Marikana
- 30,865 PGM ounces produced in the quarter (Aquarius attributable: 15,432 PGM ounces)
- Underground production increased 55% to 170,435 tons, with open pit increasing 17% to 339,540 tons
- Gross cash margin for the quarter increased to 43% from 36% in the previous quarter
- P&SA2 construction of dense media separation plant, and the No. 1 and No.4 shafts on target

Everest
- 41,717 PGM ounces produced for the quarter, marginally down due to labour disruptions
- Underground production established as primary source of ore, increasing by 41% to 323,426 tons
- Production from opencast operations increased marginally to 289,681 tons
- Gross cash margin steady at 64%

Mimosa
- Production increased 14% to 42,733 PGM ounces (Aquarius attributable :21,367 PGM ounces)
- Wedza Phase IV optimisation work in progress and delivering new low cost production
- Underground production increased 8% to 487,538 tons
- Gross cash margin rose to 76% from 66%

CTRP
- 1,711 PGM ounces produced for the quarter (Aquarius attributable: 855 PGM ounces)
- Basket price increased by 12% to $1,622 per PGM ounce quarter on quarter
- Gross cash margin for the quarter decreased to 79% from 88%

Commenting on the results, Stuart Murray, CEO of Aquarius Platinum said, *"The production achievement at Kroondal has helped drive group performance to record output, and quarterly earnings. The Mimosa expansion is delivering new low cost ounces and work at Everest and Marikana continues, with those ramp-ups adding to the bottom line. Already, at the end of the first quarter, I believe that we are on track to deliver our annual target of 600,000 PGM ounces, a third up on last year's production.*

Breaking production and earnings records is only one part of the quarterly story. During this last quarter we finalised all the processes for conversion of all our South African mining rights to new order licenses. This effort was blessed by the Honourable Minister of Minerals and Energy, Ms Buyelwa Sonjica only this week, with the award of the new rights, a stamp of approval for Aquarius' ongoing presence in South Africa."

Aquarius announces consolidated earnings for the quarter to 30 September 2006 of $45.9 million (US 54.4 cents per share) as the Group's expansion program continues to deliver increased profits at a time of good PGM metal prices. The results represent a 365% increase compared to the previous corresponding period, September 2005 (pcp). Cash earnings (before depreciation and amortisation) were $56.2 million (US 66.5 cents per share).

Aquarius Attributable Production and Net Profit Summary

	Quarter ended Sep 2006	Quarter ended Sep 2005	FY ended Jun 2006
PGM Production (4E) (attributable ounces)	140,227	103,869	447,693
Net Profit After Tax & Outside Equity Interests	$45.9m	$9.9m	$85.6m

Production of PGMs attributable to shareholders of Aquarius was 140,227 PGM ounces, up 8% from the previous quarter ended June 2006. The increased production was from the Group's Kroondal and Mimosa mines.

Revenue for the quarter, net of currency adjustments, was $168.5 million. Finance charges for the quarter were $2.95 million. This included a non-cash interest charge of $0.7 million being the unwinding of the discount relating to the movement in the net present value of the Kroondal and Marikana rehabilitation provisions. Interest income for the quarter was $3.0 million.

Depreciation and amortisation was higher at $8.2 million following completion of the Everest mine and other developments and expansions at Kroondal, Mimosa and the decision at Marikana to rehabilitate the portion of the waste dump that is directly attributable to the open pit operations over a shorter period consistent with the revised open pit mining plan. This decision will see an additional sum of approximately R25 million per year for five years go against this mine's amortisation charge. Amortisation arising from the fair value uplift of mineral rights at $2.0 million was in line with the previous corresponding period.

Aquarius group cash balances at 30 September 2006 were $230.4 million, an increase of $68 million since June 2006. Material cashflow items (other than mine operations) that affected cash balances during the quarter included capital expenditure of $14 million and income tax paid of $4 million.

Kroondal's cash costs per ROM ton for the quarter decreased by 7% to R197 per ton compared to R211 in the previous quarter, due to increased volumes. Cash costs per PGM ounce decreased by 4% to R2,754. These costs include R302 per PGM ounce of decline development costs comprising ledging and sinking. Development costs on a PGM ounce basis represented R36 per PGM ounce.

Marikana's cash costs per ROM ton for the quarter increased by 1% to R328 per ton. Cash costs per PGM ounce however increased by 11% to R4,734 per PGM ounce due to lower grade of 3.07 g/t compared to 3.16 g/t and lower recoveries of 70% compared to 75% in the previous quarter. Decline development and ledging costs comprised R557 per PGM ounce.

Everest's cash costs per ROM ton for the quarter increased by 14% to R190 per ton due to the higher consumption of underground ore as opposed to open pit ore. These costs are expected to reduce as underground ore volumes further increase in line with the ramp up of the Everest mine. Cash costs per PGM ounce increased to R2,899 per PGM ounce. Decline development and ledging costs comprised R125 per PGM ounce and included is an IFRIC-4 adjustment of R127 per PGM ounce (the details outlined below).

Mimosa realised a cash cost per PGM ounce of US$356 ($11 per ounce after by-product credits) compared with the previous quarter's figure of US$328 per ounce ($96 per ounce after by-product credits). The 8% increase in costs is attributable to high Zimbabwean dollar denominated costs, mainly due to the disparity between the rate of inflation and the exchange rate. Base metal prices increased significantly during the quarter, (Nickel up 31% to $9.70 per pound, Copper up 33% to $3.39 per pound) to reduce cash costs after by-product credits to $11 per PGM ounce.



Aquarius Platinum PGM Production (Attributable)
Quarterly Production – PGM Ounces
150,000
100,000
50,000
0
PGM ounces
Dec 2005
Mar 2006
Jun 2006
Sep 2006
Kroondal (attributable)
Marikana* (attributable)
Everest
Mimosa (attributable)
CTRP (attributable)

*** For the quarter ended December 2005, AQPSA accounted for the full impact of the P&SA2 at Marikana.***

Production by Mine

PGMs (4E)	Quarter Ended			
	Dec 2005	Mar 2006	Jun 2006	Sep 2006
Kroondal	117,175	107,501	99,406	121,713
Marikana	20,789	5,810	31,992	30,865
Everest	7,111	46,081	43,838	41,717
Mimosa	35,394	33,252	37,395	42,733
CTRP	1,533	1,484	1,856	1,711
Total	**182,002**	**194,128**	**214,487**	**238,739**

Production by Mine Attributable to Aquarius

PGMs (4E)	Quarter Ended			
	Dec 2005	Mar 2006	Jun 2006	Sep 2006
Kroondal	58,588	53,751	49,703	60,856
Marikana	10,394	2,905	15,996	15,432
Everest	7,111	46,081	43,838	41,717
Mimosa	17,697	16,626	18,697	21,367
CTRP	767	742	928	855
Total	**94,557**	**120,105**	**129,162**	**140,227**

Metals Prices

Commodity prices remained firm through the quarter, consolidating on gains realised in the previous quarter. The chart below illustrates the strong basket prices achieved at South African and Zimbabwean operations. The weakening of the South African Rand against the US Dollar toward the quarter end saw the South African basket price achieve a new quarterly average high of R9,340 per PGM ounce , with a closing price for the quarter at R9,857 per PGM ounce.



Platinum Group Metal Basket Prices (Dollar and Rand per PGM ounce)
1,600
1,400
1,200
1,000
800
600
400
200
0
$/oz
10,000
8,000
6,000
4,000
2,000
0
R/oz
Sep 05
Dec 05
Mar 06
Jun 06
Sep 06
Dollar per South African PGM Ounce
Dollar per Zimbabwean PGM Ounce
Rand per South African PGM Ounce

The table below details the individual basket prices achieved at each operation calculated using a four-element PGM ounce (platinum, palladium, rhodium and gold). All the mines achieved higher basket prices over the quarter, with quarter-end basket prices all closing higher than the quarter averages.

Average PGM basket prices achieved at Aquarius operations (US$ per PGM ounce (4E))

	Basket Prices (Financial Year Quarters)			
	Q2 2006	Q3 2006	Q4 2006	Q1 2007
Kroondal	946	1,064	1,306	1,311
Marikana	925	1,028	1,275	1,283
Everest	886	964	1,162	1,199
Mimosa	662	750	854	958
CTRP	1,099	1,276	1,449	1,622

The chart below illustrates the market prices for platinum, palladium, rhodium and gold over the previous four quarters.



Platinum Group Metal Prices (Dollar per PGM ounce)
1,400
1,300
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
0
Platinum, Palladium & Gold ($/oz)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Rhodium ($/oz)
Platinum
Rhodium
Gold
Palladium
September 05
December 05
March 06
June 06
September 06

The Rand weakened against the US dollar over the quarter; with the average rate 12% weaker at R7.09 per US Dollar. The exchange rate at the close of the quarter was 7.76.



South African Rand: US Dollar
8.00
7.50
7.00
6.50
6.00
5.50
5.00
USD : ZAR
September 05
December 05
March 06
June 06
September 06

FINANCIALS

Aquarius Platinum Limited
Consolidated Income Statement
Quarter ended 30 Sep 2006
$'000

	Note:	Quarter Ended 30/09/06*	Quarter Ended 30/09/05*	Financial Year ended 30/6/06
Aquarius PGM Production (attributable ounces)		***140,227***	***103,869***	***447,693***
Revenue	*(i)*	158,284	80,992	426,569
Foreign exchange gain/(loss)	*(ii)*	10,287	(2,325)	13,228
Cost of Sales	*(iii)*	(70,824)	(55,859)	(223,064)
Gross Profit		**97,747**	**22,808**	**216,733**
Amortisation of fair value uplift of mineral properties		(1,976)	(1,958)	(7,162)
Gross profit after amortisation of fair value uplift		**95,771**	**20,850**	**209,571**
Admin & other operating costs		(1,709)	(1,144)	(8,027)
Other FX movements	*(iv)*	1,948	(480)	913
Finance costs	*(v)*	(2,950)	(1,644)	(10,383)
Profit before tax		**93,060**	**17,582**	**192,074**
Income tax expense		(20,762)	(3,940)	(51,071)
Profit after tax		**72,298**	**13,642**	**141,003**
Minority interest	*(vi)*	(26,357)	(3,780)	(55,373)
Net profit		**45,941**	**9,862**	**85,630**
EPS (basic – cents)		*54.4*	*11.9*	*100.87*

* *Unaudited*

Notes on the September 2006 Consolidated Income Statement

(i) Revenue is up due to increased production and higher prices

(ii) Reflects effects of adjusting revenue recorded at time of production to cash received at the end of the four month pipeline

(iii) Cost of sales are higher due to additional 35,980 PGM ounces of production

(iv) Reflects foreign exchange movements on translation of net monetary assets

(v) Finance costs are higher as interest expense is no longer capitalised following completion of the Everest mine

(vi) Minority interests reflects 29.5% and 20% outside equity interest of Savannah Consortium and Impala Platinum Holdings Limited (Implats) in AQPSA respectively.

Aquarius Platinum Limited
Consolidated Cash flow Statement
Quarter ended 30 September 2006

	Note:	Quarter ended		Financial year ended
		30/09/06 *	30/09/05 *	30/06/06
Net operating cash inflow	(i)	87,561	31,264	175,531
Net investing cash outflow	(ii)	(14,082)	(32,103)	(112,880)
Net financing cash outflow	(iii)	1,029	25,923	27,161
Net increase (decrease) in cash held		**74,508**	**25,084**	**89,812**
Opening cash balance		162,425	75,251	75,251
Exchange rate movement on cash		(6,553)	2,297	(2,638)
Closing cash balance		**230,380**	**102,632**	**162,425**

** Unaudited*

Notes on the September 2006 Consolidated Cash flow Statement

(i) Net operating cash flow includes cash receipts of $168.6 million, cash payments $77.0 million and income tax paid $4.0 million

(ii) Includes expenditure mine development and plant and equipment of $14.1 million

(iii) Includes exercise of employee options of $1.0 million

Aquarius Platinum Limited
Consolidated Balance Sheet
At 30 September 2006
$'000

	Note:	Quarter year ended * 30/09/06	Financial year ended 30/06/06
Assets			
Cash assets		230,380	162,425
Current receivables	*(i)*	71,458	66,721
Other current assets	*(ii)*	22,409	19,828
Property, plant and equipment	*(iii)*	139,090	144,449
Mining assets	*(iv)*	309,222	309,778
Other non-current assets		7,086	6,994
Total assets		**779,645**	**710,195**
Liabilities			
Current liabilities	*(v)*	48,734	35,463
Non-current payables	*(vi)*	122,619	130,104
Non-current interest-bearing liabilities	*(vii)*	45,529	45,372
Other non-current liabilities	*(viii)*	112,025	105,419
Total Liabilities		**328,907**	**316,358**
Net assets		**450,738**	**393,837**
Equity			
Parent entity interest		353,700	315,559
Minority interest		98,038	78,278
Total Equity		**450,738**	**393,837**

** Unaudited*

Notes on the September 2006 Consolidated Balance Sheet

(i) Includes debtors receivable on PGM concentrate sales, increase reflects higher PGM sales
(ii) Includes minesite consumables, ore stockpiles, work in progress and finished goods
(iii) Includes minesite and administrative property, plant and equipment
(iv) Includes mine development costs
(v) Includes tax payable ($11.4 million) and creditors ($37.3 million)
(vi) Includes Implats and SavCon non interest bearing shareholder loans ($121.2 million) and rehabilitation obligations ($1.4 million)
(vii) Reflects non-current portion of Rand Merchant Bank debt, SavCon interest bearing shareholder loan and lease liabilities
(viii) Reflects deferred tax liabilities $78.6 million, provision for closure costs $33.4 million

AQUARIUS PLATINUM (SOUTH AFRICA) (PTY) LTD (Aquarius Platinum 50.5%)

P&SA1 at Kroondal

Safety

The 12-month rolling average DIIR for the quarter deteriorated to 1.02 from 0.96 in the previous quarter. A behaviour based safety campaign has been introduced to achieve longer-term sustainable safety results.

Mining

- Underground tons increased 24% to 1,652,057 tons
- The new Klipfontein pit added to opencast production, increasing threefold to 145,144 tons
- Development above target with further improvements anticipated to improve improving stope availability
- Head grade constant at 2.86 g/t

Processing

- Plant processed 1.70 million tons including 148,000 tons of opencast material
- Production increased to 121,713 PGM ounces
- Concentrator recoveries fell by marginally to 78% as a result of additional opencast material



P&SA1 at Kroondal PGM Production & Rand Cash Costs per PGM Ounce
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
Production (PGM ounces)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Rand cash costs per PGM ounce
Dec-05
Mar-06
Jun-06
Sep-06
Production
Cash Costs

Revenue

The improved production coupled with improved PGM prices at $1,311 per PGM ounce and a weaker Rand : Dollar exchange rate resulted in mine revenue of R954 million for the quarter (Aquarius share: R477 million). The cash margin for the quarter reduced marginally to 65% compared to the previous quarter.

Operations

Underground production increased 24% to an all-time record of 1,652,057 tons. This is due to the increased development during the past quarters, which improved stope face availability, particularly at No 3 and East Shafts.

Open pit production increased three fold from 46,000 tons in the previous quarter to 145,144 tons. The additional tons were sourced from a new pit at the Klipfontein section. This pit will supplement tonnages for about six months as the underground production continues to ramp up, to full production.

The head grade at 2.86 g/t remained virtually unchanged. This is still being affected by the high rate of development which increased by 16% on the previous quarter to 2,762m. Task teams have been established at each shaft to find ways to reduce dilution and increase underground scalping.

Despite a 3-day maintenance shutdown at both the K1 and K2 concentrators, a record 1,700,000 tons were processed for the quarter, leaving a 97,000 tonne stockpile on surface.

Plant recoveries decreased by 1% to 78% as a result of the increase in opencast material.

The resultant PGM production of 121,713 PGM oz (Aquarius attributable: 60,856 PGM ounces) is a new record for the Kroondal Mine.

Kroondal: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs	PGMs attributable to Aquarius
Sep 2006	73,239	35,166	12,679	629	121,713	60,856
Jun 2006	59,057	29,194	10,649	506	99,406	**49,703**
Mar 2006	64,248	31,372	11,342	539	107,501	**53,751**
Dec 2005	69,830	34,332	12,422	591	117,175	**58,588**

Operating Costs

Cash cost per ROM ton decreased by 7% to R197 per ton due to increased volumes. Consequently, cash costs per PGM ounce for the quarter decreased by 4% to R2,754. These costs included ledging and sinking costs of R302 per PGM ounce (up 11% on previous quarter), redevelopment costs reduced by 40% to R36 per PGM oz and engineering equipping costs up a 3% to R227 per PGM ounce.

Once development reduces to steady-state and an improvement in grade is achieved, it is anticipated that the unit costs will reduce further.

P&SA1 at Kroondal: Operating Costs

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	6E net of by-products (Ni&Cu)
P&SA1 at Kroondal	R 2,754 per PGM ounce	R 2,268 per PGE ounce	R 2,130 per PGE ounce

Reef Development at Kroondal

A LHD Operator entering the Central portal at Kroondal Mine for the start of his shift.



A support team drilling roofbolt holes with the new support jig, for the installation of resin roofbolts



P&SA1 Project Capital Expenditure

During the quarter R31.3 million was spent on ongoing capital on belt extensions and infrastructure improvements. R28.8 million was spent on expansion capital mainly at the new K5 shaft (Aquarius share: 50%).

K5 Project at Kroondal P&SA1

Safety

The project reported a DIIR of zero for the quarter.

Mining

Declines advanced 484 metres for the quarter versus a plan of 316 metres, intersecting the reef ahead of plan on 1st September 2006. Reef development of 65 metres of was also completed, providing a surface stockpile of 2,500 tons.

Construction

Construction both on surface and underground continued satisfactorily with the sewage plant, industrial change-house, substation, settling dams and clear water dams complete. The Dip 1 and Silo Feed conveyors were also completed and commissioned with good progress on both Dips 2 and 3 conveyors.

Project

Deilmann-Haniel (South Africa) (Pty) Ltd was awarded preferred contractor status. A bridging agreement has been signed until the contract is awarded. Approval was granted for the ventilation shafts, surface emergency by-pass conveyor and chairlifts to be brought forward as ongoing capital projects.

Capital Cost

Of the control budget of R131.1 million, R79.2 million has been committed and R51.3 million spent to date.

P&SA2 at Marikana

Safety

12-month rolling average DIIR for the quarter improved further to 0.21 compared to 0.31 for the previous quarter.

Mining

- Underground production for the quarter increased 55% to 170,345 tons
- Open pit production for the quarter increased 17% to 339,540 tons
- Quarter end stockpile at 166,000 tons ready for DMS plant commissioning in the second quarter

Processing

- A record 445,462 ROM tons processed during quarter, including 140,733 tons from underground
- As new pits are established, higher oxidised material treated, reduced concentrator recoveries to 70%
- 30,865 PGM ounces produced (Aquarius attributable: 15,432 PGM ounces)


P&SA2 at Marikana PGM Production & Rand Cash Costs per PGM Ounce
Production (PGM ounces)
Rand Cash Costs per PGM ounce
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Dec-05
Mar-06
Jun-06
Sep-06
Production
Cash Costs

Revenue

An improved PGM basket price for the quarter of $1,283 per PGM ounce coupled with a weaker Rand : Dollar exchange rate resulted in mine revenue of R256 million for the quarter (AQPSA share R128 million).

During the quarter, 12,687 tons of ore were toll-treated from neighbouring operations generating minor additional revenues. The cash margin for the quarter increased to 43% from 36%.

Operations

Reef produced from open pit operations totalled 339,540 tons. Underground operations produced 170,345 tons. The stockpile level at the end of quarter was 166,000 tons. In addition, during the quarter 12,687 tons were toll treated.

At No. 1 Shaft, the reef-dip steepened necessitating development of a hybrid mining method. The development of the declines has been prioritised to access the flatter dipping section of the orebody where conventional bord and pillar mining will continue. The decline was developed to 340 metres down dip by the end of the quarter.

At No. 4 Shaft, down-dip development totalled 580 metres. Development of the eastern trunks commenced with favourable conditions.

The plant head grade fell 3% to 3.07 g/t due to the increase in underground ore which is more diluted due to extensive development activities.

Marikana: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs	PGMs attributable to Aquarius
Sep 2006	18,588	8,944	3,098	235	30,865	15,432
Jun 2005	19,036	9,531	3,162	263	31,992	15,996
Mar 2005	3,591	1,642	534	43	5,810	2,905
Dec 2005	12,887	5,879	1,861	162	20,789	10,394

Operating Costs

Cash cost per ROM ton increased by 1% to R328/ton. The cash cost per PGM ounce; however, increased by 11% to R4,734 per PGM ounce due to the lower grade and recovery of feeds. Costs were impacted by a substantial increase in decline development and ledging, resulting in costs of R557 per PGM ounce.

Plant recoveries decreased although the proportion of underground ore processed increased. This was due to the ratio of oxidised material from the opencast mining increasing significantly, adversely affecting total recoveries. Recoveries are expected to improve as the underground portion continues to ramp-up, dilution control improves and the proportion of oxidised material from the open pit reduces.

Marikana: Operating Costs

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	6E net of by-products (Ni&Cu)
Marikana	R 4,734 per PGM ounce	R 3,906 per PGE ounce	R 3,647 per PGE ounce

Marikana Pool & Share Agreement (P&SA2)

The Dense Media Separation (DMS) Plant is scheduled to commission in the second quarter. It is anticipated that the plant will increase total plant capacity. During the quarter R45.4 million expansion capital expenditure was spent. The total expansion capital spent to date is R126.4 million (AQPSA share: 50%).

Infrastructure construction at the No. 4 Shaft remains on schedule.

Contractor dispute with Moolman Mining

In continuation of prior reports in respect of the Moolman Mining litigation, on 31 August 2006, AQPSA received an answer to its application against Moolman to stay the rise and fall arbitration as well as an answer to AQPSA's summons in the amount of R963,775,098 for damages arising from Moolman's inducing AQPSA to enter into the mining contract on the basis of misrepresentations as to the costing of the contract The latter action was instituted against Moolman Mining as a consequence of AQPSA resiling from the contract with Moolman Mining on the basis of Moolman's misrepresentation at contract outset.

The reply to AQPSA's summons and application raises no new issues, save that Moolman has brought a counter-claim in an amount of R472 million in aggregate, which includes the amount previously claimed in the arbitration of R164 million in respect of the rise and fall. That claim, however, has been inflated to

R215 million. In addition, Moolman Mining has included a damages component of R59 million which was never contemplated in the mining contract. AQPSA's legal team have interrogated the basis for the increase in the quantum to R472 million and believes that the increase is without substance or merit. Moreover, in the event that the Court should find that AQPSA lawfully resiled from the contract, Moolman Mining would not be entitled to receive any amounts which it claims from AQPSA whatsoever, including any amount claimed under the rise and fall dispute.

After resiling from the contract AQPSA has continued mining operations at Marikana through MCC, the new opencast mining contractor, who has increased production and improved pit operations since its appointment to such an extent that AQPSA may well be in a position to mitigate the amount of the damages claimed against Moolman.

The application proceedings and the trial action are before the Courts and the litigation procedure will take its ordinary course. It is anticipated that there will be no final resolution of the disputes for several years.

Everest Platinum Mine

Safety

The 12 month rolling DIIR deteriorated to 0.95 from 0.73 in the previous quarter. Regrettably on 3rd August 2006, Mr. David Molaatsoana, an underground Team Leader suffered fatal injuries as a result of a fall of ground. An investigation has been completed by the Department of Minerals and Energy; however, the report has not yet been issued. Actions have been implemented to improve the safety on the mine.

Mining

- Underground ore feed exceeded opencast for the first time, with the underground section increasing production by 41% to 323,426 tons
- Opencast operations production steady 289,681 tons

Processing

- Plant processed 609,110 tons
- Recoveries stable at 72%
- Quarterly production was 41,717 PGM ounces. This production is from a higher mining base, yet compares unfavourably to the previous quarter when stockpile tons were also consumed.



Everest PGM Production & Rand Cash Costs per PGM Ounce
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Production (PGM Ounces)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Rand Cash Costs per PGM Ounce
Dec-05
Mar-06
Jun-06
Sep-06
Production
Cash Costs

Revenue

The PGM basket price for the quarter increased 3% to $1,199 per PGM ounce, resulting in mine revenue of R 318 million for the quarter. The cash margin for the quarter decreased to 64% from 66%.

Operations

Operational ramp-up continued, with opencast and underground operation producing a total 613,107 tons, a 19% increase compared to the previous quarter.

Opencast mining was on target, with a total of 289,681 tons produced during the quarter. The opencast

mining contractor continues to perform well in terms of both production and cost. Opencast ROM grade improved from the previous quarter with a smaller portion of the opencast production coming from the lower grade areas in the North pit.

With the focus on developing underground feed, the balance is starting to shift there. Underground mining progress continued during the quarter, with on-reef decline development and the establishment of stoping sections continuing. Production output for the period was adversely affected when the employees of the underground mining contractor embarked on a "go-slow" during July, citing discontent regarding contractor wages as the cause. Subsequently, a wage agreement between the union representatives and Shaft Sinkers, the underground mining contractor, has been concluded, improving the overall industrial relations situation. Despite the stoppage, underground production showed a 41% increase in production to 323,426 ROM tons for the quarter. .

Concentrator throughput was 609,110 tons milled for the period, a reduction of 8% quarter-on-quarter, as a result of stockpile depetion.

Plant head grade improved to 2.98 g/t from 2.86 g/t with metallurgical recoveries maintained at 72%. This resulted in production of 41,717 PGM ounces for the quarter.

Everest: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs (4E)
Sep-06	23,459	14,140	3,697	421	41,717
Jun-06	24,699	14,844	3,817	478	43,838
Mar-06	27,257	14,913	3,472	439	46,081
Dec-05	4,161	2,351	532	67	7,111

Operating Costs

Cash costs were R190 per ROM ton milled and R2,899 per PGM ounce (including ledging, sinking and underground infrastructure cost of R125 per PGM ounce). The increase in cash cost is attributed to the higher mining cost of underground ore (in this development period) than shallow opencast ore. It is anticipated that underground costs will reduce as the underground volumes ramp up further to steady state production.

The R2,899 per PGM ounce unit reported cash cost includes an amount of R127 per PGM ounce (which forms part of the amortisation charges in the accounts) following the introduction of accounting standard IFRIC-4* (for embedded leases) as applied to the underground mining contract. This R127 per PGM ounce cost is disclosed for comparison purposes to the Kroondal and Marikana cash costs.

Everest Operating Costs*

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	6E net of by-products (Ni&Cu)
Everest	R2,899 per PGM ounce	R2,460 per PGE ounce	R2,285 per PGE ounce

** Includes calculation for IFRIC-4 (Determining whether an Arrangement contains a Lease)*

MIMOSA INVESTMENTS (Aquarius Platinum 50%)

Mimosa Platinum Mine

Safety

The 12-month rolling average DIIR improved marginally to 0.26 for the quarter from 0.28 in the previous quarter. Two disabling injuries were recorded during the quarter and there was generally an improvement in the safety statistics of the mine.

Mining

- Underground production increased 8% to 487,538 tons
- The surface stockpile increased to a total 230,729 tons at the quarter end
- Expansion project was completed

Processing

- Tons processed increased 16% to 467,696 tons
- Concentrator plant recoveries decreased fractionally to 78% from 78.4%
- Total production increased 14% to 42,733 PGM ounces (Aquarius attributable: 21,367 PGM ounces)



Mimosa Mine PGM Production and $ Cash Cost per PGM Ounce (Including 12 month rolling-average)
Production (PGM ounces)
$ Cash Cost per PGM ounce
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
500
450
400
350
300
250
200
150
100
50
0
Dec-05
Mar-06
Jun-06
Sep-06
Production
Cash Costs
Rolling Cash Costs Net of By-Product

Revenue

The PGM basket price for the quarter increased by 12% to $958 per PGM ounce. The average nickel price over the quarter rose by 31% to $9.71 per pound from $7.42 per pound over the corresponding period. Together with the contribution from base metals, of approximately 28% of gross revenue, sales revenue for the quarter of $47 million was an increase of $16 million. The gross cash margin increased to 76% from 66% in the previous quarter.

Operations

During the quarter mining operations hoisted 497,487 tons compared to 460,794 tons in the previous quarter. Tons milled during the quarter totalled 467,696 tons, with the balance going to the stockpile totaling 29,791 tons at the quarter end.

The average plant head grade was 3.64 g/t, compared to 3.68 g/t in the previous quarter.

Recoveries decreased fractionally by 0.4% in the quarter to 78%.

PGM production for the quarter increased by 14% to 42,733 ounces (Aquarius attributable: 21,367 ounces).

Mimosa: PGMs in concentrate produced (ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs	PGMs attributable to Aquarius
Sep 2006	21,613	16,486	1,671	2,963	42,733	21,367
Jun 2006	18,904	14,417	1,475	2,599	37,395	18,697
Mar 2006	16,820	12,809	1,306	2,317	33,252	16,626
Dec 2006	17,961	13,582	1,390	2,461	35,394	17,697

Mimosa: Base Metals in concentrate produced (tons)

	Mine Production			Attributable to Aquarius		
Quarter ended	Ni	Cu	Co	Ni	Cu	Co
Sep 2006	574	475	18	287	238	9
Jun 2006	506	423	15	253	211	7
Mar 2006	452	383	14	226	191	7
Dec 2005	488	410	15	244	205	8

Operating costs

Cash costs for the quarter increased to $356 per PGM ounce ($11 per PGM ounce after by-product credits), an 8% increase compared to the previous quarter's figure of $328 per PGM ounce ($96 per PGM ounce after by-product credits). The increase in cash costs was attributable to high Zimbabwe dollar denominated costs, mainly due to disparity between inflation rate and exchange rate.

Mimosa Operating Costs

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	4E net of by-products (Ni, Cu& Co)
Mimosa	$356 per PGM ounce	$337 per PGE ounce	$11 per PGE ounce

AQUARIUS PLATINUM (SA) CORPORATE SERVICES (PTY) LTD
Chromite Tailings Retreatment Plant (CTRP) (Aquarius Platinum 50%)

Safety
The DIIR is zero. No Lost Time Accidents since the project commenced.

Processing
- 26,000 tons processed , a decrease of 17% due to lower feed supplied by the Kroondal Chrome Mine
- Recoveries decreased to 64% due to more oxidised material processed during September 2006
- Production decreased to 1,711 PGM ounces as a result of the lower throughput and recovery



CTRP PGM Production & Rand Cash Costs per PGM Ounce
2,000
1,500
1,000
500
0
4,000
3,000
2,000
1,000
0
Production PGM Ounces
Rand Cash Cost per PGM Ounce
Dec-05
Mar-06
Jun-06
Sep-06
Production
Cash Costs

Revenue
The PGM basket price for the quarter increased 12% to $1,622 per PGM ounce. CTRP revenue for the quarter was unchanged at R18 million (Aquarius attributable: R9million). The cash margin fell to 79%.

Operations
During the quarter only current arisings from the Kroondal Chrome Mine were fed to the CTRP. Although operations were stable and consistent, the feed from the Chrome Mine was decreased during the last quarter with a large portion of oxidised material, adversely affecting recoveries.

The dump material project was commissioned at the end of September, and it is anticipated that this will result in an increase in production.

Operating Costs
Cash costs increased by 14% to $311 per PGM ounce. This increase is volume driven as a consequence of higher fixed costs on the CTRP plant.

CTRP Operating Costs

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	6E net of by-products
CTRP	R2,202 per PGM ounce	R1,526 per PGE ounce	R1,466 per PGE ounce

CORPORATE MATTERS

Conversion of Mining Licenses to New Order Rights

On 24th October 2006 Aquarius announced that the South African Department of Minerals and Energy (DME) approved AQPSA's applications for the new order mining rights conversions in respect of all three of its mines: Kroondal, Marikana and Everest. Consequently, AQPSA is now in full compliance with the South African Mineral and Petroleum Resources Development Act 2002, having exceeded the requirement for 26% Black Economic Empowerment ownership by 2014.

Agreement with Bakgaga Mining

On 23rd October 2006 Aquarius announced that through its wholly owned subsidiary Aquarius Platinum (SA) Corporate Services (Pty) Ltd ("ASACS") that it signed a farm-in agreement with Bakgaga Mining (Pty) Ltd to drill and conduct feasibility work at prospective Platinum Group Metals (PGMs) bearing properties on South Africa's Bushveld.

Greater detail is available on the Aquarius website.

Statistical Information: Kroondal P&SA1

Data reflects 100% of mine operations	Unit	Current Quarter Sep 2006	Previous Quarter Jun 2006	% Change Quarter on Quarter	Current 3 months to Sep 06	Previous 3 months to Sep 05	+/- % Year on Year
Safety							
DIIR	Rate/200,000 man hours	1.02	0.96	(6)	1.02	0.65	(36)
Revenue							
Gross Revenue	R'M	954	830	15	954	573	67
PGM basket Price	$/oz	1,311	1,306	0	1,311	813	61
Gross cash margin	%	65	66	(2)	65	50	30
Nickel Price	$/lb	13.22	9.03	46	13.22	6.60	100
Copper Price	$/lb	3.48	3.26	7	3.48	1.70	105
Ave R/$ rate		7.09	6.32	12	7.09	6.52	9
Cash Costs on-mine							
Per ROM ton	R/ton	197	211	(7)	197	181	9
	$/ton	28	33	(17)	28	28	0
Per PGM oz (3E+Au)	R/oz	2,754	2,871	(4)	2,754	2,489	11
	$/oz	388	454	(15)	388	382	2
Per PGE (5E+Au)	R/oz	2,268	2,364	(4)	2,268	2,044	11
	$/oz	320	374	(15)	320	313	2
Capex							
Current/Sustaining 100%	R'000s	31,273	26,881	16	31,273	16,522	89
	$'000s	4,411	4,255	4	4,411	2,534	74
Expansion 100%	R'000s	28,841	23,427	23	28,841	32,635	(12)
	$'000s	4,068	3,708	10	4,068	5,005	(19)
Mining Processed							
Underground	ROM Ton '000	1,552	1,308	19	1,552	1,465	6
Open Pit	ROM Ton '000	148	46	224	148	125	18
Total	ROM Ton '000	1,700	1,353	26	1,700	1,590	7
Grade							
Plant Head	g/t	2.86	2.87	(0)	2.86	2.88	(1)
Recoveries	%	78	79	(1)	78	78	-
PGM Production							
Platinum	Ozs	73,239	59,057	24	73,239	69,129	6
Palladium	Ozs	35,166	29,194	20	35,166	33,420	5
Rhodium	Ozs	12,679	10,649	19	12,679	12,250	4
Gold	Ozs	629	506	24	629	563	12
Total PGM (3E+Au)	Ozs	121,713	99,406	22	121,713	115,362	6
Total PGE (5E+Au)	Ozs	147,762	120,722	22	147,762	140,487	5
Base Metals Production							
Nickel	Tonnes	117	107	10	117	110	7
Copper	Tonnes	51	43	18	51	48	6
Chromite (000)	Tonnes (000)	91	74	23	91	275	(67)

Statistical Information: Marikana P&SA2

Data reflects 100% of mine operations	Unit	Current Quarter Sep 2006	Previous Quarter Jun 2006	% Change Quarter on Quarter	Current 3 months to Sep 06	Previous 3 months to Sep 05	+/- % Year on Year
Safety							
DIIR	Rate/200,000 man hours	0.21	0.31	48	0.21	0.80	281
Revenue							
Gross Revenue	R'M	256	211	21	256	127	101
PGM basket Price	$/oz	1,283	1,275	1	1,283	800	60
Gross cash margin	%	43	36	19	43	8.0	438
Nickel Price	$/lb	13.22	9.03	46	13.22	6.60	100
Copper Price	$/lb	3.48	3.27	6	3.48	2	105
Ave R/$ rate		7.09	6.32	12	7.09	6.52	9
Cash Costs on-mine							
Per ROM ton	R/ton	328	324	1	328	280	17
	$/ton	46	51	(10)	46	43	8
Per PGM oz (3E+Au)	R/oz	4,734	4,255	11	4,734	4,268	11
	$/oz	668	673	(1)	668	655	2
Per PGE (5E+Au)	R/oz	3,906	3,516	11	3,906	3,546	10
	$/oz	551	557	(1)	551	544	1
Capital expenditure							
Current/Sustaining 100%	R'000s	2,630	2,279	15	2,630	3,434	(23)
	$'000s	371	361	3	371	527	(30)
Expansion 100%	R'000s	45,470	20,799	119	45,470	-	-
	$'000s	6,413	3,292	95	6,413	-	-
Mining Processed							
Underground	ROM Ton '000	141	106	33	141	8	1,659
Open Pit	ROM Ton '000	305	314	(3)	305	409	(25)
Total	ROM Ton '000	445	420	6	445	417	7
Grade							
Plant Head	g/t	3.07	3.16	(3)	3.07	3.26	(6)
Recoveries	%	70	75	(7)	70.18	62	13
PGM Production							
Platinum	Ozs	18,588	19,036	(2)	18,588	17,244	8
Palladium	Ozs	8,944	9,531	(6)	8,944	7,409	21
Rhodium	Ozs	3,098	3,162	(2)	3,098	2,466	26
Gold	Ozs	235	263	(11)	235	203	16
Total PGM (3E+Au)	Ozs	30,865	31,992	(4)	30,865	27,322	13
Total PGE (5E+Au)	Ozs	37,404	38,716	(3)	37,404	32,888	14
Base Metals Production							
Nickel	Tonnes	55	66	(16)	55	40	39
Copper	Tonnes	30	38	(21)	30	24	26
Chromite (000)	Tonnes (000)	23	18	27	23	60	(62)

Statistical Information: Everest

Data reflects 100% of mine operations	Unit	Current Quarter Sep 2006	Previous Quarter June 2006	% Change Quarter on Quarter	Current 3 months to Sep 06	Previous 3 months to Sep 05	+/- % Year on Year
Safety							
DIIR	Rate/200,000 man hours	0.95	0.73	(23)	0.95		
Revenue							
Gross Revenue	R'M	318	326	(2)	318		
PGM basket Price	$/oz	1,199	1,162	3	1,199		
Gross cash margin	%	64	66	(3)	64		
Nickel Price	$/lb	13.22	9.03	46	13.22		
Copper Price	$/lb	3.48	3.27	6	3.48		
Ave R/$ rate		7.09	6.32	12	7.09		
Cash Costs on-mine							
Per ROM ton	R/ton	190	167	14	190		
	$/ton	27	26	1	27		
Per PGM oz (3E+Au)	R/oz	2,899	2,507	16	2,899		
	$/oz	409	397	3	409		
Per PGE (5E+Au)	R/oz	2,460	2,149	14	2,460		
	$/oz	347	340	2	347		
Capital expenditure							
Current/Sustaining 100%	R'000s	29,046	7,108	309	29,046		
	$'000s	4,097	1,125	264	4,097		
Expansion 100%	R'000s	19,852	(11,860)	(267)	19,852		
	$'000s	2,800	(1,877)	(249)	2,800		
Mining Processed							
Underground	ROM Ton '000	323	229	41	323		
Open Pit	ROM Ton '000	286	431	(34)	286		
Total	ROM Ton '000	609	660	(8)	609		
Grade							
Plant Head	g/t	2.98	2.86	4	2.98		
Recoveries	%	72	72	(0)	72		
PGM Production							
Platinum	Ozs	23,459	24,699	(5)	23,459		
Palladium	Ozs	14,140	14,844	(5)	14,140		
Rhodium	Ozs	3,697	3,817	(3)	3,697		
Gold	Ozs	421	478	(12)	421		
Total PGM (3E+Au)	Ozs	41,717	43,838	(5)	41,717		
Total PGE (5E+Au)	Ozs	49,167	51,145	(4)	49,167		
Base Metals Production							
Nickel	Tonnes	57	76	(25)	57		
Copper	Tonnes	28	41	(32)	28		

Statistical Information: Mimosa

Data Reflects 100% of mine operations		Current	Previous	+/- %	YTD	Previous	+/- %	Rolling Average
		Quarter Sep 2006	Quarter June 2006	Quarter on Quarter	12 months to Sep 06	12 months to Sep 05	Year on Year	12 Months
Safety	Unit							
DIIR	Rate/200 000 man hours	0.27	0.36	25	0.27	0.12	(125)	0.26
Revenue								
Gross Revenue	US$M	47.1	30.7	53	47.1	27.6	70.0	132.8
PGM basket Price	US$/oz	958	854	12	958	614	56	811
Gross cash margin	%	76	66	15	76	57	34	70
Nickel Price	US$/lb	9.7	7.4	31	9.7	6.9	40	7.4
Copper Price	US$/lb	3.39	2.55	0.33	3.39	1.50	1.26	2.44
Cash Costs								
Per Rom ton	US$/ton	33	30	(7)	33	34	4	31
Per PGM ounce (3E+Au)	US$/oz	356	328	(8)	356	361	1	335
Per PGM ounce (3E) after by-product credits	US$/oz	11	96	89	11	106	90	73
Per 6 PGM ounce (5E+Au)	US$/oz	337	310	(9)	337	341	1	317
Per 6 PGM ounce (5E+Au) after by-product credits	US$/oz	16	94	83	16	102	85	73
Capital Expenditure								
Current	US$ ' 000s	2,350	2,967	21	2,350	2,432	3	7,917
Expansion	US$ ' 000s	410	2,895	86	410	-	-	10,881
Mining Processed								
Underground	RoM ton '000	488	452	8	488	433	13	1,768
Grade								
Plant Head	g/t	3.64	3.68	(1)	3.64	3.76	(3)	3.68
Recoveries	%	78.0	78.4	(1)	78.0	78.0	(0)	77.8
PGM Production								
Platinum	Ozs	21,613	18,904	14	21,613	18,548	17	75,297
Palladium	Ozs	16,486	14,417	14	16,486	13,915	19	57,294
Rhodium	Ozs	1,671	1,475	13	1,671	1,406	19	5,842
Gold	Ozs	2,963	2,599	14	2,963	2,499	19	10,340
Total	Ozs	42,733	37,395	14	42,733	36,368	18	148,773
Base Metals Production								
Nickel	Tons	574	506	13	574	512	12	2,020
Copper	Tons	475	423	13	475	422	13	1,691
Cobalt	Tons	18	15	19	18	15	15	61

Note: Cash Cost Per ROM ton calculated using milled tonnage

Statistical Information: Chrome Tailings Retreatment Plant

Data reflects 100% of mine operations	Unit	Current Quarter Sep 2006	Previous Quarter June 2006	% Change Quarter on Quarter	Current 3 months to Sep 06	Previous 3 months to Sep 05	+/- % Year on Year
Safety							
DIIR	Rate/200,000 man hours	0	0	0	0	0	0
Revenue							
Gross Revenue	R'M	18	18	(3)	18	1	1,686
PGM basket Price	$/oz	1,622	1,449	12	1,622	940	73
Gross cash margin	%	79	88	(10)	79	45.0	75
Nickel Price	$/lb	13.22	9.03	46	13.22	6.60	100
Copper Price	$/lb	3.48	3.27	6	3	1.70	105
Ave R/$ rate		7.09	6.32	12	7.09	6.52	9
Cash Costs on-mine							
Per ROM ton	R/ton	144	101	42	144	104	38
	$/ton	20	16	27	20	16	27
Per PGM oz (3E+Au)	R/oz	2,202	1,721	28	2,202	2,921	(25)
	$/oz	311	272	14	311	448	(31)
Per PGE (5E+Au)	R/oz	1,526	1,217	25	1,526	2,594	(41)
	$/oz	215	193	12	215	398	(46)
Capital expenditure							
Current/Sustaining 100%	R'000s	1,159	572	103	1,159	-	-
	$'000s	166	91	83	166	-	-
Expansion 100%	R'000s	-	-	-	-	359	(100)
	$'000s	-	-	-	-	55	(100)
Feed Processed							
Feed Processed	ROM Ton '000	26	32	(17)	26	37	(29)
Total	ROM Ton '000	26	32	(17)	26	37	(29)
Grade							
Plant Head	g/t	3.33	2.83	18	3.33	2.91	14
Recoveries	%	64	68	(6)	64	40	60
PGM Production							
Platinum	Ozs	1,020	1,115	(9)	1,020	864	18
Palladium	Ozs	377	411	(8)	377	282	34
Rhodium	Ozs	311	326	(5)	311	215	45
Gold	Ozs	3	4	(32)	3	3	(9)
Total PGM (3E+Au)	Ozs	1,711	1,856	(8)	1,711	1,364	25
Total PGE (5E+Au)	Ozs	2,469	2,626	(6)	2,469	1,536	61
Base Metals Production							
Nickel	Tonnes	1	1	(32)	1	1	(5)
Copper	Tonnes	2	1	85	2	0	389
Chromite (000)	Tonnes (000)			-	-		-

Aquarius Platinum Limited
Incorporated in Bermuda
Exempt company number 26290

Board of Directors

Nicholas Sibley	Non-executive Chairman
Stuart Murray	Chief Executive Officer
David Dix	Non-executive
Timothy Freshwater	Non-executive
Edward Haslam	Non-executive
Sir William Purves	Non-executive
Patrick Quirk	Non-executive
Zwelakhe Sisulu	Non-executive

Audit/Risk Committee
Sir William Purves (Chairman)
David Dix
Edward Haslam
Nicholas Sibley

Remuneration/Succession Planning Committee
Edward Haslam (Chairman)
Nicholas Sibley

Nomination Committee
The full Board comprises the Nomination Committee

Company Secretary
Willi Boehm

Issued Capital
At 30 September 2006, the Company had on issue:
84,496,558 fully paid common shares
2,099,320 unlisted options

Substantial Shareholders 30 September 2006	Number of Shares	Percentage
Impala Platinum Holdings Ltd	7,127,276	8.43
Nutraco Nominees Limited	5,515,850	6.53

Broker (LSE)
Evolution Securities Ltd
100 Wood Street
London EC2V 7AN
Telephone: +44 (0)20 7071 4330
Facsimile: +44 (0)20 7071 4451

Broker (ASX)
Euroz Securities
Level 14, The Quadrant
1 William Street
Perth WA 6000
Telephone: +61 (0)8 9488 1400
Facsimile: +61 (0)8 9488 1478

Sponsor (JSE)
Investec Bank Limited
100 Grayston Drive
Sandown Sandton 2196
Telephone: +27 (0)11 286 7326
Facsimile: +27 (0)11 291 1066

Aquarius Platinum (South Africa) (Proprietary) Ltd.

50.5% Owned
(Incorporated in the Republic of South Africa)
Registration Number 2000/000341/07

Block A, 1st Floor, The Great Wall Group Building
5 Skeen Boulevard, Bedfordview
South Africa 2007

P O Box 1282
Bedfordview South Africa 2009

Telephone:	+27 (0)11 455 2050
Facsimile:	+27 (0)11 455 2095
Email:	info@aquariussa.co.za

Aquarius Platinum Corporate Services Pty Ltd

100% Owned
(Incorporated in Australia)
ACN 094 425 555

Level 4, Suite 5, South Shore Centre,
85 The Esplanade, South Perth, WA 6151,Australia

PO Box 485
South Perth, WA 6151, Australia

Telephone:	+61 (0)8 9367 5211
Facsimile:	+61 (0)8 9367 5233
Email:	info@aquariusplatinum.com

AQPSA Management

Stuart Murray	Executive Chairman
Gert Ackerman	Managing Director
Ayanda Khumalo	Finance Director
Anton Wheeler	Operations Director
Graham Ferreira	General Manager Finance & Company Secretary
Hugo Höll	General Manager Everest
Robert Mallinson	General Manager Marikana
Gordon Ramsay	General Manager Projects
Dave Starley	General Manager Kroondal
Gabriel de Wet	General Manager Engineering

Mimosa Mine Management

Alex Mhembere	Managing Director
Winston Chitando	Finance Director
Herbert Mashanyare	Technical Director
Peter Chimboza	Operations Director

Glossary

A$	Australian Dollar
Aquarius	Aquarius Platinum Limited
ABET	Adult Basic Education Training programme
APS	Aquarius Platinum Corporate Services Pty Ltd
AQPSA	Aquarius Platinum (South Africa) Pty Ltd
ASACS	Aquarius Platinum (SA) (Corporate Services) (Pty) Limited
CTRP	Chromite Ore Tailings Retreatment Operation
DIFR	Disabling Injury Incidence Rate - being the number of lost time injuries expressed as a rate per 1,000,000 man-hours worked
DIIR	Disabling Injury Incidence Rate - being the number of lost time injuries expressed as a rate per 200,000 man-hours worked
DME	South African Government Department of Minerals and Energy
EMPR	Environmental Management Programme Report
Everest	Everest Platinum Mine
Great Dyke Reef	A PGE bearing layer within the Great Dyke Complex in Zimbabwe
g/t	Grams per tonne, measurement unit of grade (1g/t = 1 part per million)
JORC code	Australasian code for reporting of Mineral Resources and Ore Reserves
JSE	JSE Securities Exchange South Africa
Kroondal	Kroondal Platinum Mine or P&SA1 at Kroondal
LHD	Load Haul Dump machine
Marikana	Marikana Platinum Mine or P&SA2 at Marikana
Mimosa	Mimosa Mining Company (Private) Limited
NOSA	National Occupational Safety Association
PGE(s) (6E)	Platinum Group Elements plus Gold. Five metallic elements commonly found together which constitute the platinoids (excluding Os (osmium)). These are Pt (platinum), Pd (palladium), Rh (rhodium), Ru (ruthenium), Ir (iridium) plus Au (gold)
PGM(s) (4E)	Platinum Group Metals plus Gold. Aquarius reports the PGMs as comprising Pt+Pd+Rh plus Au (gold) with the Pt, Pd and Rh being the most economic platinoids in the UG2 Reef.
P&SA1	Pooling & Sharing Agreement between AQPSA and RPM Ltd on Kroondal
P&SA2	Pooling & Sharing Agreement between AQPSA and RPM Ltd on Marikana
R	South African Rand
RK1	Consortium comprising Aquarius Platinum (SA) (Corporate Services) (Pty) Limited (ASACS), Ivanhoe Nickel and Platinum Limited and Sylvania South Africa (Pty) Ltd (SLVSA).
ROM	Run of Mine. The ore from mining which is fed to the concentrator plant. This is usually a mixture of UG2 ore and waste.
RPM	Rustenburg Platinum Mines Limited
TKO	TKO Investment Holdings Limited
Ton	1 Metric tonne (1,000kg)
UG2 Reef	A PGE bearing chromite layer within the Critical Zone of the Bushveld Complex
$	United States Dollars
Z$	Zimbabwe Dollar

For further information please contact:

In Australia:

Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 (0)8 9367 5211

In United Kingdom:

Nick Bias
BuckBias Limited
+ 44 (0)7887 920 530

Alex Buck
BuckBias Limited
+44 (0)7392 740 452

In South Africa:

Stuart Murray
Aquarius Platinum (South Platinum) (Pty) Ltd
+27 (0)11 455 2050

Charmane Russell
Russell & Associates
+27 (0)11 880 3924

or visit: **www.aquariusplatinum.com**

Aquarius Platinum Limited

EXEMPT COMPANY NO. EC26290

ARBN 087 577 893

Notice of Annual General Meeting

and

Explanatory Memorandum

Date of Meeting:	**Monday, 27 November 2006**
Time of Meeting:	9:00 am
Place of Meeting:	Clarendon House 2 Church Street Hamilton BERMUDA

This Notice of General Meeting and Explanatory Memorandum should be read in their entirety. If shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser prior to voting.

AQUARIUS PLATINUM LIMITED

Exempt Company NO. EC26290
ARBN 087 577 893

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that an annual general meeting of shareholders of Aquarius Platinum Limited ("**Company**") will be held at 9:00 am on Monday, 27 November 2006 at Clarendon House, 2 Church Street, Hamilton, Bermuda.

The Explanatory Memorandum which accompanies and forms part of this Notice of Annual General Meeting describes the various matters to be considered and contains a glossary of defined terms for terms that are not defined in full in this Notice of Annual General Meeting.

Agenda

1. **Appointment of Chairman of the Meeting**

2. **Confirmation of the Notice and Quorum**

3. **Accounts for the Period Ended 30 June 2006**

   To receive the financial statements, directors' report and auditor's report for the Company and its controlled entities for the period ended 30 June 2006.

4. **Resolution 1 – Re-election of Mr Patrick Quirk**

   To consider and, if thought fit, to pass, the following resolution:

   "That Mr Patrick Quirk, who retires by rotation in accordance with the Company's Bye-Laws and being eligible, offers himself for re-election, be re-elected as a Director."

5. **Resolution 2 – Re-election of Mr Edward Haslam**

   To consider and, if thought fit, to pass, the following resolution:

   "That Mr Edward Haslam, who retires by rotation in accordance with the Company's Bye-Laws and being eligible, offers himself for re-election, be re-elected as a Director."

6. **Resolution 3 – Re-election of Mr Timothy Freshwater**

   To consider and, if thought fit, to pass, the following resolution:

   "That Mr Timothy Freshwater, who was appointed a director of the Company to fill a casual vacancy on 9 August 2006, retires in accordance with the ASX Listing Rules and being eligible, offers himself for re-election, be re-elected as a Director."

7. **Resolution 4 - Re-appointment of Auditor**

   To consider and, if thought fit, to pass, with or without amendment, the following resolution:

   "That, Messrs Ernst & Young of Perth, Western Australia, be and are hereby appointed as Auditors of the Company until the conclusion of the next annual general meeting at a fee to be agreed by the Directors."

By Order of the Board
Willi Boehm
Company Secretary
DATED: 30 October 2006

PROXY AND VOTING ENTITLEMENT INSTRUCTIONS

PROXY INSTRUCTIONS

Shareholders are entitled to appoint up to two persons (including a body corporate) to act as proxies to attend and vote on their behalf. Where more than one proxy is appointed each proxy may be appointed to represent a specific proportion of the shareholder's voting rights. If the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes. If a body corporate is appointed as proxy, the body corporate may appoint an individual as a representative to exercise its powers at the meeting.

The proxy form (and the power of attorney or other authority, if any, under which the proxy form is signed) or a copy or facsimile which appears on its face to be an authentic copy of the proxy form (and the power of attorney or other authority) must be deposited at or sent by facsimile transmission to one of the following locations, not less than 48 hours before the time for holding the Meeting, or adjourned meeting as the case may be, at which the individual named in the proxy form proposes to vote.

Aquarius Platinum Corporate Services Pty Ltd PO Box 485 SOUTH PERTH WA 6951 AUSTRALIA	OR	Codan Services Clarendon House 2 Church Street Hamilton HM CX BERMUDA	OR	Computershare Services PLC The Pavilions Bridgwater Road Bedminster Down Bristol BS99 7NH ENGLAND
Facsimile (618) 9367 5233		Facsimile (441) 292 4720		Facsimile (870) 703 6101

The proxy form must be signed by the shareholder or his/her attorney duly authorised in writing or, if the shareholder is a corporation in a manner permitted by the Company's bye-laws and the Companies Act.

The proxy may, but need not, be a shareholder of the Company.

In the case of shares jointly held by two or more persons, all joint holders must sign the proxy form.

A proxy form is attached to this Notice.

VOTING ENTITLEMENT

For the purposes of determining voting entitlements at the Meeting, shares will be taken to be held by the persons who are registered as holding the shares at 5.00pm Friday, 24 November 2006. Accordingly, transactions registered after that time will be disregarded in determining entitlements to attend and vote at the Meeting.

AQUARIUS PLATINUM LIMITED
Exempt Company Number EC26290
ARBN 087 577 893

PROXY FORM

I/We ____

of ____

being a shareholder/(s) of Aquarius Platinum Limited ("**Company**") and entitled to ______________________ shares in the Company

hereby appoint ____

of ____

or failing him/her ____

of ____

or failing him/her the Chairman as my/our proxy to vote for me/us and on my/our behalf at the special general meeting of the Company to be held at Clarendon House, 2 Church Street, Hamilton, Bermuda at 9:00 am on Monday, 27 November 2006 and at any adjournment thereof in respect of ______________ of my/our shares or, failing any number being specified, **ALL** of my/our shares in the Company.

If more than one proxy is appointed, the proportion of voting rights this proxy is authorised to exercise is [ ]%. (An additional proxy form will be supplied by the Company on request.)

In relation to undirected proxies, the Chairman intends to vote in favour of each resolution.

If you do not wish to direct your proxy how to vote, please place a mark in the box. ☐

By marking this box, you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of a resolution and votes cast by him other than as proxy holder will be disregarded because of that interest. If you wish to indicate how your proxy is to vote, please tick the appropriate places below. If no indication is given on a resolution, the proxy may abstain or vote at his or her discretion.

I/we direct my/our proxy to vote as indicated :

	RESOLUTION	FOR	AGAINST	ABSTAIN
1.	Re-election of Mr Patrick Quirk	☐	☐	☐
2.	Re-election of Mr Edward Haslam	☐	☐	☐
3.	Re-election of Mr Timothy Freshwater	☐	☐	☐
4.	Re-appointment of Auditor	☐	☐	☐

As witness my/our hand/s this day of 2006

If a natural person:
SIGNED by) in the presence of:
)

Name (Printed) Witness Name (Printed)

If a company:

EXECUTED by)
in accordance with its) Director Director/Secretary
constitution)

Name (Printed) Name (Printed)

If by power of attorney:

SIGNED for and on behalf of ______________)
) Signature of Attorney
by ______________________________)
)
under a Power of Attorney dated and who)
declares that he/she has not received any revocation of such Power) Signature of Witness
of Attorney in the presence of:

AQUARIUS PLATINUM LIMITED

Exempt Company NO. EC26290

ARBN 087 577 893

Explanatory Memorandum

This Explanatory Memorandum has been prepared for the information of members in Aquarius in connection with the business to be conducted at the Annual General Meeting of the members of the Company, to be held at Clarendon House, 2 Church Street, Hamilton, Bermuda at 9:00 am on Monday, 27 November 2006.

This Explanatory Memorandum should be read in conjunction with, and forms part of, the accompanying Notice of Annual General Meeting. A glossary of terms is included at the end of this Explanatory Memorandum.

Full details of the resolutions to be considered at the Meeting are set out below.

1. Resolution 1 – Re-Election of Mr Patrick Quirk as a Director

It is a requirement under the Company's Bye-laws that Mr Patrick Quirk retire by rotation. Mr Quirk has offered himself for re-election as a Director.

The remaining Directors recommend to shareholders that Mr Quirk be re-elected.

2. Resolution 2 – Re-Election of Mr Edward Haslam as a Director

It is a requirement under the Company's Bye-laws that Mr Edward Haslam retire by rotation. Mr Haslam has offered himself for re-election as a Director.

The remaining Directors recommend to shareholders that Mr Haslam be re-elected.

3. Resolution 3 – Re-Election of Mr Timothy Freshwater as a Director

It is a requirement under the ASX Listing Rules that Mr Timothy Freshwater, who was appointed a director of the Company to fill a casual vacancy, retire at the Annual General Meeting. Mr Freshwater has offered himself for re-election as a Director.

The remaining Directors recommend to shareholders that Mr Freshwater be re-elected.

4. Resolution 4 – Re-Appointment of Auditor

Section 89(2) of the *Companies Act* 1981 of Bermuda provides that members of a company at each annual general meeting shall appoint one or more auditors to hold office until the close of the next annual general meeting. In addition, Section 89(6) provides that the remuneration of an auditor appointed by the members shall be fixed by the members or by the Directors, if they are authorised to do so by the members.

Ernst & Young are the Company's auditors. Pursuant to resolution 4, Ernst & Young will be re-appointed the Company's auditors until the close of the next annual general meeting at a fee to be agreed by the Directors.

5. Glossary of Terms

In the Notice of Annual General Meeting and this Explanatory Memorandum the following words and expressions have the following meanings:

"ASX" means Australian Stock Exchange Limited.

"ASX Listing Rules" means the official listing rules of ASX.

"Board" means the board of Directors.

"Company" and **"Aquarius"** means Aquarius Platinum Limited ARBN 087 557 893.

"Directors" means the directors of the Company from time to time.

"Explanatory Memorandum" means this explanatory memorandum.

"Meeting" and **"Annual General Meeting"** means the annual general meeting of shareholders in the Company or any adjournment thereof, convened by the Notice.

"Notice" and **"Notice of Annual General Meeting"** means the notice of annual general meeting which accompanies this Explanatory Memorandum.

ASX, LSE & JSE
AQUARIUS PLATINUM LIMITED
company announcement

7 November 2006

Aquarius purchases 3.5% of South African subsidiary from SavCon

Aquarius Platinum Limited (ASX, LSE & JSE: AQP) announces that agreement has been reached with the Savannah Consortium ("SavCon") for the acquisition by AQP of a 3.5% equity interest in Aquarius Platinum (South Africa) (Pty) Limited ("AQPSA") from SavCon ("the Transaction") for a cash consideration of R342.526 million (US$46.7 million). The Transaction represents a partial implementation of the final phase of the Black Economic Empowerment transaction approved by shareholders in Special General Meeting on 11 October 2004 ("the BEE Transaction") and will increase AQP's equity interest in AQPSA from 50.5% to 54%. The Transaction consideration will be funded from AQP's internal cash resources and will enhance value for existing AQP shareholders.

BEE TRANSACTION

AQP, AQPSA and SavCon concluded the BEE Transaction during October 2004, whereby SavCon purchased a 29.5% equity interest in AQPSA for a total consideration of R860 million, partly by acquiring an existing equity interest in AQPSA from AQP and partly by subscribing for new equity in AQPSA. The BEE Transaction enabled AQPSA to fund the development of the Everest Mine, a value accretive project now in production and which will significantly increase AQPSA's production and earnings. The BEE Transaction resulted in BEE equity participation in AQPSA in excess of the 26% required by the South African Mineral and Petroleum Resources Development Act ("MPRDA") and the associated Mining Charter. In terms of the final phase of the BEE Transaction, AQP was to ultimately acquire SavCon's 29.5% equity interest in AQPSA and issue 24,599,542 new AQP shares to SavCon in consideration ('the Final Phase"), subject to the fulfilment of certain conditions, including conversion of AQPSA's mining rights.

In anticipation of conversion by AQPSA of its old-order mining and prospecting rights, AQP and SavCon agreed, subject to mining rights conversion, the partial implementation of the Final Phase to create a 'win-win' for both AQP and SavCon. The Transaction will enable SavCon to lock in a signifcant gain, without having any adverse impact on AQPSA's new-order mining rights, on approximately 12% of its original investment in the AQP Group with the diposal proceeds utilised to repay a substantial portion of the third-party funding raised by SavCon for the BEE Transaction, thereby improving the long-term

sustainability of the BEE Transaction. The Transaction will reduce SavCon's equity interest in AQPSA to 26% from the 29.5% acquired in terms of the BEE Transaction, however AQPSA will remain fully compliant with the BEE equity participation requirements of the MPRDA. AQP in turn will not issue the pro-rata number of shares that the 3.5% of AQPSA represents in terms of the Final Phase of the BEE Transaction, namely 2,918,590 shares (3.5% / 29.5% x 24,599,542 shares), and will instead use some of its cash balance as consideration for the purchase of 3.5% of AQPSA.

3.5% PURCHASE CONSIDERATION

On 24 October 2006, AQP announced that the South African Government's Department of Minerals and Energy ("DME") had converted AQPSA's mining rights at Kroondal, Marikana and Everest. The Transaction consideration, priced on that day, was derived using the same calculation methodology as for SavCon's initial effective subscription for 24,599,542 AQP shares in 2004 (assuming implementation of the Final Phase), namely the 90 day VWAP per AQP share on the London Stock Exchange, converted to South African Rand. This amounts to R117.36 per AQP share (or approximately UK£8.21 per share at the exchange rate of R14.30 per UK£ on 24 October 2006), resulting in total consideration payable to SavCon of R342.526 million (R117.36 per share x 2,918,590 shares). Transaction costs and fees of approximately US$ 1.9 million will be paid by AQP.

The Transaction share price represents an approximate discount of 15% to the closing price per AQP share on 24 October 2006.

As a result of the Transaction, the number of new AQP shares to which SavCon will be entitled upon the disposal of its residual equity interest of 26% in AQPSA to AQP will be reduced proportionately by 2,918,590 shares to 21,680,952. The conditions for ultimate disposal of SavCon's 26% in AQPSA and the take-up of its AQP shares in terms of the Final Phase remain unchanged to those approved in Special General Meeting in 2004.

It is anticipated that the Transaction will take six weeks to complete and remains subject to :

- Consent of the Minister of Minerals and Energy in terms of the MPRDA; and
- Approval of the Transaction, as a partial implementation of the Final Phase, by SavCon's funders; and
- Approval of the South African Reserve Bank; and
- Execution of the Transaction agreements by AQP, AQPSA and SavCon.

REPAYMENT OF SHAREHOLDERS LOANS

In a separate transaction effective today, AQPSA repaid R100 million of interest-bearing shareholder loans owing to SavCon as part of total shareholder loan repayments of approximately R343 million to all of AQPSA's shareholders. SavCon in turn will repay R100 million of its indebtedness to its funders. AQP's loan repayment of R173.137 million will be utilised to partially fund the above mentioned Transaction. AQPSA will benefit by a reduction in interest charges of approximately R13 million per year as a result of repaying the R100 million of interest-bearing shareholder loans owing to SavCon.

For further information please visit www.aquariusplatinum.com or contact:

In Australia:
Willi Boehm, Aquarius Platinum Corporate Services Pty Ltd
+61 (0)8 9367 5211

In the United Kingdom:
Nick Bias - BuckBias Ltd
nickbias@aquariusplatinum.com
+ 44 (0)7887 920 530

In South Africa:
Stuart Murray, Aquarius Platinum (South Africa) (Pty) Ltd
+27 (0)11 455 2050

ASX, LSE & JSE

AQUARIUS PLATINUM LIMITED

company announcement

7 November 2006

BOARD OF DIRECTORS

Aquarius Platinum Limited (Aquarius Platinum) is pleased to announce the appointment of Mr Kofi Morna as alternate director to Mr Zwelakhe Sisulu on the Board of Aquarius Platinum with immediate effect.

Mr Morna who joined the board of Aquarius Platinum's subsidiary, AQPSA in February 2005, is an Executive Director of Savannah Resources, the lead investor in the Savannah Consortium, Aquarius Platinum's BEE partner. Prior to joining Savannah Resources, Mr Morna worked with the International Finance Corporation as an Investment Officer. Mr Morna holds an MBA from the London Business School and a BSc from Princeton University in the United States. He is also a director of LA Crushers and Mkhombi Services.

For further information please visit www.aquariusplatinum.com or contact:

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 8 9367 5211

In United Kingdom:
Nick Bias
BuckBias Ltd
+ 44 7887 920 530

In South Africa:
Stuart Murray
Aquarius Platinum (South Platinum) (Pty) Ltd
+27 11 455 2050